Form 20-F
period 2024-06-30
Vast Renewables Ltd
filed 2024-09-09
CIK 1964630

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2024
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 001-41891
Vast Renewables Limited
(Exact name of Registrant as specified in its charter)

Not Applicable (Translation of Registrant’s name into English)	Australia (Jurisdiction of incorporation or organization)
Suite 7.02, 124 Walker Street,
North Sydney, NSW 2060,
Australia
(Address of principal executive offices)
Alec Waugh, Suite 7.02
124 Walker Street,
North Sydney, NSW 2060,
Australia
+61 2 4072 2889
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Ordinary Shares, no par value	VSTE	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one Ordinary Share at an exercise price of $11.50 per share	VSTEW	The Nasdaq Stock Market LLC
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the company report: As of June 30, 2024, the issuer had 29,973,504 ordinary shares outstanding.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒
Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐
†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐	U.S. GAAP
☒	International Financial Reporting Standards as issued by the International Accounting Standards Board
☐	Other
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐   Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☒

ABOUT THIS ANNUAL REPORT
Except where the context otherwise requires or where otherwise indicated in this annual report (this “Annual Report” or "Report"), the terms “Vast,” the “Company,” “we,” “us,” “our,” “our company” and “our business” refer to Vast Renewables Limited, together with its consolidated subsidiaries as a consolidated entity. All references in this Annual Report to “Capital Reorganisation” refer to the transactions effected under the business combination agreement, dated as of February 14, 2023 (as amended on October 19, 2023, the “Business Combination Agreement” and the transactions contemplated thereby, the "Capital Reorgenisation"), by and among Nabors Energy Acquisition Corp., a Delaware corporation (“NETC”), Vast and SPAC Merger Sub, Inc., a Delaware corporation Neptune Merger Sub, Inc., a Delaware corporation and wholly owned direct subsidiary of the Company (“Merger Sub”), the Nabors Energy Transition Sponsor LLC, a Delaware limited liability company ("NETC Sponsor") (solely with respect to Sections 5.20, 7.10(a) and 7.16 thereto), and Nabors Industries Ltd. (“Nabors”) (solely with respect to Sections 7.8(d) and 7.18 thereto), pursuant to which, among other things and subject to the terms and conditions contained therein, Merger Sub merged with and into NETC (the “Merger”), with NETC continuing as the surviving corporation and a wholly owned direct subsidiary of the Company (the “Surviving Corporation”) and the Company became a publicly traded company on the Nasdaq Stock Market LLC (“Nasdaq”) under the trading symbols "VSTE" and “VSTEW”.
CERTAIN DEFINED TERMS
The following terms used in this Annual Report have the meanings indicated below:
“Accelerated Earnback Shares” are to the 1,500,000 Ordinary Shares issued by Vast to the NETC Sponsor in the Merger as acceleration of a portion of the Earnback Shares pursuant to the Nabors Backstop Agreement;
“AgCentral” are to AgCentral Energy Pty Ltd., an Australian proprietary company limited by shares;
“AgCentral Loan Agreements” are to the loan agreements between Vast and AgCentral pursuant to which the AgCentral Loans were made.
“AgCentral Loans” are to the indebtedness of Vast held by AgCentral prior to the Effective Time; “AgCentral Subscription Agreement” are to the Subscription Agreement entered into February 14, 2023, by and between Vast and AgCentral;
“ASIC” are to the Australian Securities and Investments Commission;
“ASIO” are to the Australian Security Intelligence Organization Act 1979 (Cth);
“ASX” are to the Australian Securities Exchange Ltd;
“ASX Listing Rules” are to the exchange listing rules of the ASX.
“Balance of Plant” are to all the supporting components and auxiliary systems of a power plant needed to deliver the energy, other than the generating unit itself;
“BCA Amendment” are to the Amendment and Waiver to the Business Combination Agreement, dated October 19, 2023, by and between NETC, the NETC Sponsor, Vast and Merger Sub;
“BESS” are to battery energy storage systems;
“Capital Reorganisation” are to the transactions contemplated by the Business Combination Agreement;
“Business Combination Agreement” are to that certain Business Combination Agreement, dated as of February 14, 2023, by and among NETC, Merger Sub, Vast, the NETC Sponsor and Nabors, as amended by the BCA Amendment;
“CAG” are to Capital Airport Group;
“Canberra Subscription Agreement” are to the Subscription Agreement entered into September 18, 2023, by and between Vast and CAG, as amended on December 13, 2023;

“Canberra Subscription” are to CAG’s subscription for and purchase up to the number of Ordinary Shares provided for in the Canberra Subscription Agreement in exchange for the purchase price and on the terms and subject to the conditions set forth therein;
“Closing” are to the closing of the Capital Reorganisation;
“Closing Date” are to December 18, 2023;
“Code” are to the U.S. Internal Revenue Code of 1986, as amended;
“Constitution” are to the constitution of Vast;
“Convertible Financing” are to the private offering of the Senior Convertible Notes to AgCentral and Nabors Lux for an aggregate purchase price of $10.0 million;
“Corporations Act” are to the Australian Corporations Act 2001 (Cth);
“CSP” are to concentrated solar thermal power;
“CSPv3.0” are to the Company’s new power generation technology that combines the modularity and reliability benefits of Parabolic Trough CSP systems with the economies of scale of Central Tower CSP systems and delivers cost-competitive, reliable, and efficient CSP.
“CSP 1.0” or “first generation CSP Systems” are to parabolic trough CSP systems;
“CSP 2.0” or “second generation CSP Systems” are to central tower CSP systems;
“CST” are to concentrated solar thermal;
“DGCL” are to the General Corporation Law of the State of Delaware;
“DTC” are to The Depository Trust Company;
“Earnback Shares” are to up to 2,400,000 Ordinary Shares that may be issued to the NETC Sponsor upon the achievement of certain share price targets during the Earnout Period;
“Earnout Period” are to the time period between the day that is seventy (70) days after the Closing Date and the five-year anniversary of the Closing Date;
“Earnout Shares” are to the up to 2,799,999 additional Ordinary Shares in the aggregate eligible to be received by Eligible Vast Shareholders during the Earnout Period;
“EDF” are to EDF Australia Pacific Pty Ltd;
“EDF Note” are to the exchangeable promissory note issued by Vast HoldCo to EDF on December 18, 2023 with an aggregate principal amount of Euro 10,000,000 pursuant to the EDF Note Purchase Agreement;
“EDF Note Purchase Agreement” are to the Note Purchase Agreement, dated December 7, 2023, by and among the Company, Vast HoldCo and EDF;
“Effective Time” are to the effective time of the Merger;
“EGC” are to an emerging growth company, as defined in Section 2(a)(19) of the Securities Act;
“Eligible Vast Shareholder” means a holder of an Ordinary Share (after taking into account the Existing AgCentral Indebtedness Conversion in accordance with the Noteholder Support and Loan Termination Agreement and the MEP Share Conversion) immediately prior to the Effective Time; provided, that no person that became a holder of Ordinary Shares prior to the Effective Time solely as a result of the consummation of the Convertible Financing or the PIPE Financing shall be an Eligible Vast Shareholder with respect to such Ordinary Shares;

“EPC” are to engineering, procurement and construction;
“Equity Subscription” are to Nabors Lux’s and AgCentral’s subscription for and purchase of up to the number of Ordinary Shares provided for in the Equity Subscription Agreements in exchange for the purchase price and on the terms and subject to the conditions set forth therein;
“Equity Subscription Agreements” are to the AgCentral Subscription Agreement and the Nabors Lux Subscription Agreement;
“ESG” are to environmental, social and governance;
“Exchange Act” are to the Securities Exchange Act of 1934, as amended;
“Existing Vast Convertible Notes” are to the convertible promissory notes of Vast held by AgCentral prior to the Effective Time;
“Financings” are to the Convertible Financing, the Equity Subscription, the Incremental Funding and PIPE Financing, collectively;
“FIRB” are to the Foreign Investment Review Board of Australia;
“Founder Shares” are to the NETC Class F Common Stock, the NETC Class B Common Stock issuable upon conversion of the NETC Class F Common Stock and the NETC Class A Common Stock issuable upon conversion of the NETC Class B Common Stock;
"CAG Non-Redemption Agreement" are the agreement Capital Airport Group and Nabors Lux agreeing to issue shares.
“Guggenheim Securities” are to Guggenheim Securities, LLC;
“HTF” are to Heat Transfer Fluid;
“IASB” are the International Accounting Standards Board;
“IEA” are to the International Energy Agency;
“IEP” are to independent energy producer;
“IFRS”are the International Financial Reporting Standards as issued by the International Accounting Standards Board “IASB”;
“Incremental Funding” are to the $2.5 million purchase price paid to Vast by Nabors Lux as consideration for the Senior Convertible Note issued pursuant to the October Notes Subscription Agreement;
“Incremental Funding Commitment Fee” are to the 350,000 Ordinary Shares issued to Nabors Lux by Vast pursuant to the Nabors Backstop Agreement;
“IRS” are to the U.S. Internal Revenue Service;
“ITC” are to investment tax credits;
“JOBS Act” are to the Jumpstart Our Business Startups Act of 2012;
“JSS Demonstration Plant” are to the Jemalong Solar Station operated from early 2018 until its decommissioning in 2020;
“LCOE” are to levelized cost of energy;
“Legacy Vast shareholders” are to the former holders of Legacy Vast Shares;

“Legacy Vast Shares” are to all of the shares in the capital of Vast that existed prior to the Closing;
“Letter Agreement” are to the letter agreement, dated November 16, 2021, among NETC, its officers and directors, the NETC Sponsor and Nabors Lux;
“MEP Deed” are to Vast’s Management Equity Plan Deed dated on or around July 30, 2020, as amended on February 14, 2023;
“MEP De-SPAC Side Deed” are to Vast’s Management Equity Plan De-SPAC Side Deed, dated on or around February 14, 2023;
“MEP Shares” are to all shares granted under the MEP Deed prior to the MEP Share Conversion;
“Merger” are to the merger of Merger Sub with and into NETC, with NETC surviving the merger as a wholly owned direct subsidiary of Vast;
“Merger Sub” are to Neptune Merger Sub, Inc., a Delaware corporation;
“Merger Sub Common Stock” are to the common stock, par value of $0.0001 per share, of Merger Sub;
“Nabors” are to Nabors Industries Ltd., a Bermuda exempted company;
“Nabors Backstop” are to the $10.0 million commitment by Nabors to purchase Ordinary Shares at a purchase price of $10.20 per share pursuant to the Nabors Backstop Agreement;
“Nabors Backstop Agreement” are to the Backstop Agreement, dated October 19, 2023, by and between Vast and Nabors Lux, as amended on December 8, 2023;
“Nabors Corporate” are to Nabors Corporate Services, Inc., a Delaware corporation.
“Nabors Lux” are to Nabors Lux 2 S.a.r.l., a Luxembourg private limited liability company (société à responsabilité limitée);
“Nabors Lux Subscription Agreement” are to the Subscription Agreement, entered into February 14, 2023, by and between Vast and Nabors Lux;
“Nasdaq” are to the Nasdaq Stock Market LLC.
“Nasdaq Listing Rules” are to the exchange listing rules of Nasdaq;
“NEM” are to the Australian National Electricity Market;
“NETC” are to Nabors Energy Transition Corp., a Delaware corporation;
“NETC Board” are to the board of directors of NETC;
“NETC Charter” are to NETC’s second amended and restated certificate of incorporation, dated May 12, 2023;
“NETC Class A Common Stock” are to NETC’s Class A common stock, par value $0.0001 per share, prior to the Closing of the Capital Reorganisation;
“NETC Class B Common Stock” are to NETC’s Class B common stock, par value $0.0001 per share, prior to the Closing of the Capital Reorganisation;
“NETC Class F Common Stock” are to NETC’s Class F common stock, par value $0.0001 per share, prior to the Closing of the Capital Reorganisation;
“NETC Common Stock” are to the NETC Class A Common Stock, NETC Class F Common Stock and the NETC Class B Common Stock, collectively;

“NETC independent directors” are to Colleen Calhoun, Maria Jelescu Dreyfus and Jennifer Gill Roberts;
“NETC initial stockholders” are to the former holders of shares of NETC Class F Common Stock, which included the NETC Sponsor and NETC’s independent directors;
“NETC IPO” are to NETC’s initial public offering of NETC Units, which closed on November 18, 2021;
“NETC management” are to NETC’s former officers and directors;
“NETC Preferred Stock” are to NETC’s preferred stock, par value $0.0001 per share, prior to the Closing of the Capital Reorganisation;
“NETC private placement warrants” are to the NETC Warrants issued to Nabors Lux, certain of NETC’s independent directors and certain other parties in a private placement simultaneously with the closing of the NETC IPO;
“NETC public shares” are to shares of NETC Class A Common Stock sold as part of the NETC Units in the NETC IPO (whether they were purchased in the NETC IPO or thereafter in the open market), which were subject to possible redemption;
“NETC public stockholders” are to the former holders of NETC public shares;
“NETC public warrants” are to the NETC Warrants sold as part of the NETC Units in the NETC IPO (whether they were purchased in the NETC IPO or thereafter in the open market);
“NETC special meeting” are to the special meeting of stockholders of NETC for the approval of, inter alia, the Merger and the Capital Reorganisation and any adjournments or postponements thereof;
“NETC Sponsor” are to Nabors Energy Transition Sponsor LLC, a Delaware limited liability company; “NETC stockholders” are to the NETC initial stockholders and the NETC public stockholders, collectively;
“NETC Units” are to the units of NETC sold in the NETC IPO, each of which consisted of one share of NETC Class A Common Stock and one-half of one NETC Public Warrant;
“NETC unitholders” are to the former holders of NETC Units;
“NETC Warrants” are to the NETC private placement warrants and the NETC public warrants, collectively;
“NETC Warrant Agreements” are to the Original Private Warrant Agreement and Original Public Warrant Agreement, collectively;
“NETC warrant holders” are to the former holders of NETC Warrants;
“NETV” are to Nabors Energy Transition Ventures, LLC, a Delaware limited liability company;
“Noteholder Support and Loan Termination Agreement” are to that certain letter agreement, dated as of February 14, 2023, by and between Vast and AgCentral;
“Notes Subscription Agreements” are to the notes subscription agreements, dated as of February 14, 2023, by and between the Company and each of AgCentral and Nabors Lux, pursuant to which, among other things, each of Nabors Lux and AgCentral agreed to subscribe for and purchase up to $5.0 million (or $10.0 million in aggregate principal amount) of Senior Convertible Notes;
“NZE” are to the IEA's net zero emissions scenario;
“October Agreements” are to the Nabors Backstop Agreement, the BCA Amendment, the Support Agreement Amendment and the October Notes Subscription Agreement;
“October Notes Subscription Agreement” are to the Notes Subscription Agreement, dated October 19, 2023, by and between Vast and Nabors Lux relating to the purchase of $2.5 million of Senior Convertible Notes;

“OEM” are to original equipment manufacturing;
“Ordinary Shares” are to the ordinary shares in the capital of Vast;
“Original Private Warrant Agreement” are to the Private Warrant Agreement, dated as of November 16, 2021, by and between NETC and Continental Stock Transfer & Trust Company, as warrant agent;
“Original Public Warrant Agreement” are to the Public Warrant Agreement, dated as of November 16, 2021, by and between NETC and Continental Stock Transfer & Trust Company, as warrant agent;
“O&M” are to operations and maintenance;
“PHES” are to pumped hydro energy storage;
“PIPE Financing” are to the private offering of the Ordinary Shares to AgCentral and Nabors Lux for a purchase price of $10.20 per share, for an aggregate purchase price of $30 million, in connection with the Capital Reorganisation (in each case, reduced dollar for dollar by the proceeds received from Nabors Lux and AgCentral, as applicable, pursuant to their respective Notes Subscription Agreement and the October Notes Subscription Agreement);
“PIPE Shares” are to the Ordinary Shares issued in the PIPE Financing;
“PPAs” are to power purchase agreements;
“Prior NETC Charter” are to NETC’s amended and restated certificate of incorporation, dated November 16, 2021;
“Private Warrants” are to the Warrants into which the NETC private placement warrants automatically converted at the Effective Time;
“Public Warrants” are to the Warrants into which the NETC public warrants automatically converted at the Effective Time;
“PV” are to photovoltaic electricity generation systems;
“PTC” are to production tax credits;
“P50” are to the annual level of generation that there is a 50% probability of exceeding over a year;
“P90” are to the annual level of generation that there is a 90% probability of exceeding over a year;
“Redemption Shares” are to the shares of NETC Class A Common Stock with respect to which a NETC public stockholder has validly exercised its redemption rights in accordance with the NETC Charter;
“RRA Parties” are to the parties, other than the Company, listed as signatories to the Shareholder and Registration Rights Agreement;
“SAF” are to sustainable aviation fuels;
“Sarbanes-Oxley Act” are to the Sarbanes-Oxley Act of 2002;
“SEC” are to the U.S. Securities and Exchange Commission;
“Securities Act” are to the Securities Act of 1933, as amended;
“Senior Convertible Notes” are to the senior convertible notes issued in the Convertible Financing and the senior convertible notes issued pursuant to the October Notes Subscription Agreement;
“SGS” are to steam generation systems;
“Shareholder and Registration Rights Agreement” are to the shareholder and registration rights agreement, dated December 18, 2023, by and among the Company and the parties thereto;

“SM1” or “Solar Methanol 1” are to a 20 ton per day solar methanol demonstration facility that will be co-located with and partially powered by VS1;
“Split Adjustment” are to the conversion of Ordinary Shares (whether by way of subdivision or consolidation), that occurred immediately following the MEP Share Conversion and the Existing AgCentral Indebtedness Conversion, whereby the aggregate number of Ordinary Shares outstanding immediately following such adjustment was 20,499,999;
“STEPS” refers to the IEA’s stated energy policies scenario;
“Support Agreement” are to that certain letter agreement, dated as of February 14, 2023, by and among NETC, the NETC Sponsor, Vast, Nabors Lux and NETC’s independent directors, as amended by the Support Agreement Amendment;
“Support Agreement Amendment” are to Amendment No. 1 to Support Agreement, dated October 19, 2023, by and between the NETC Sponsor, NETC, Vast, Nabors Lux and the NETC independent directors;
“TES” are to thermal energy storage;
“Trading Day” means any day on which the Ordinary Shares are actually traded on the principal securities exchange or securities market on which the Ordinary Shares are then traded;
“Triggering Event I” are to the date on which the volume-weighted average closing sale price of one Ordinary Share quoted on the exchange on which Ordinary Shares are then listed is greater than or equal to $12.50 for any twenty (20) Trading Days within any thirty (30) consecutive Trading Day period within the Earnout Period;
“Triggering Event II” means the date on which the volume-weighted average closing sale price of one Ordinary Share quoted on the exchange on which Ordinary Shares are then listed is greater than or equal to $15.00 for any twenty (20) Trading Days within any thirty (30) consecutive Trading Day period within the Earnout Period;
“Triggering Event III” means the date on which the volume-weighted average closing sale price of one Vast Ordinary Share quoted on the exchange on which Ordinary Shares are then listed is greater than or equal to $17.50 for any twenty (20) Trading Days within any thirty (30) consecutive Trading Day period within the Earnout Period;
“Triggering Event IV” means the date on which a notice to proceed is issued (as determined in good faith by the Vast Board) under a contract in respect of the procurement of a 30MW/288MWhr concentrated solar power project at Port Augusta in South Australia;
“Triggering Events” means Triggering Event I, Triggering Event II, Triggering Event III and Triggering Event IV, collectively;
“Trust Account” are to the trust account that held the proceeds (including interest not previously released to NETC to pay its taxes) from the NETC IPO and the concurrent private placement of the NETC private placement warrants;
“U.S. GAAP” are to generally accepted accounting principles in the United States;
“Vast Board” are to the board of directors of Vast;
“Vast Directors” are to the directors of Vast;
“Vast HoldCo” are to Vast Intermediate HoldCo Pty Ltd, a direct wholly owned subsidiary of the Company;
“Vast Warrants” are to the warrants to purchase one whole Ordinary Share, including the Private Warrants and the Public Warrants;
“Vast shareholders” are to the holders of Ordinary Shares;
“VS1” or “Vast Solar 1” are to a 30 MW / 288 MWh reference CSP plant to be located in Port Augusta, South Australia;
“VS2” or “Vast Solar 2” are to the North West Queensland Hybrid Power Project, a 50 MW hybrid baseload CSP/PV/BESS/gas project to be located in Mount Isa;

“VWAP” are to the volume-weighted average price; and
“1414 Degrees” are to 1414 Degrees Limited.

PRESENTATION OF FINANCIAL INFORMATION
Unless otherwise indicated, financial information of Vast has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Due to rounding, certain numbers presented in this report may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.
As presented herein, Vast publishes its consolidated financial statements in U.S. dollars. In this document, unless otherwise specified, all monetary amounts are in U.S. dollars, all references to “$,” “US$,” “USD” and “dollars” mean U.S. dollars and all references to “A$” and “AUD” mean Australian dollars.
EXCHANGE RATES
Vast presents its consolidated financial statements in U.S. dollars. The determination of the functional currency of each group company is based on the primary currency in which the group company operates. Our functional currency is the Australian dollar. The functional currency of our subsidiaries will generally be the local currency.
The translation of foreign currencies into U.S. dollars is performed for assets and liabilities at the end of each reporting period based on the then current exchange rates. Revenue and expense transactions are translated into U.S. dollars using exchange rates that approximate those prevailing at the dates of the transactions, including the use of average rates where appropriate. For revenue and expense accounts, an average monthly foreign currency rate is applied. Adjustments resulting from translating foreign functional currency financial statements into U.S. dollars will be recorded as part of a separate component of shareholders’ deficit and reported in our Consolidated Statements of Comprehensive Loss. Foreign currency transaction gains and losses will be included in other income (expense), net for the period.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND RISK FACTOR SUMMARY
This Report and the documents incorporated by reference herein include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. Forward-looking statements reflect Vast’s views, as applicable, with respect to, among other things, their capital resources, portfolio performance and results of operations. Likewise, all of Vast’s statements regarding anticipated growth in its operations, anticipated market conditions, demographics and results of operations are forward-looking statements. In some cases, you can identify these forward-looking statements by the use of terminology such as “anticipates” “approximately,” “believes,” “continues,” “could,” “estimates,” “expects,” “intends,” “may,” “outlook,” “plans,” “potential,” “predicts,” “seeks,” “should,” “will” or the negative version of these words or other comparable words or phrases.
Forward-looking statements contained in this Report reflect Vast’s views, as applicable, about future events and are subject to numerous known and unknown risks, uncertainties, assumptions and changes in circumstances that may cause its actual results to differ significantly from those expressed in any forward-looking statement. Vast does not guarantee that the transactions and events described will happen as described (or that they will happen at all). There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, performance or achievements expressed or implied by the forward-looking statements. These important factors include, among others, the items in the following list, which also summarizes some of our most principal risks:
•If the demand for our CSP technology does not grow as anticipated, it will negatively impact our revenue and harm our overall performance.
•Expanding our operations beyond Australia is a planned avenue for growth, but this strategy comes with additional risks that may not be encountered domestically. These risks could have a material adverse effect on our business and financial performance.

•Commercial deployment of new power generation technology, such as CSPv3.0, is difficult because incumbent technologies benefit from proven track records, installed bases and lower prices.
•The green hydrogen and downstream derivative production (e.g., green methanol, green ammonia) industry is an emerging market and it may not receive widespread market acceptance.
•We may not be able to successfully finish or operate our projects in a way that makes a profit and / or meets our customers’ requirements.
•The failure of our suppliers to continue to deliver necessary raw materials or other components (including any specialty materials and components) required for our projects in a timely manner or at all, or our inability to obtain substitute sources of these components on a timely basis or on terms acceptable to us, could adversely affect our business.
•Our business and growth strategy relies on having continued access to sodium metal used as the primary Heat Transfer Fluid (“HTF”).
•Delays in the construction of our projects or significant cost overruns could present significant risks to our business and could have a material adverse effect on our business, financial condition and results of operations.
•Our ability to operate our business effectively depends in large part on certain administrative and other support functions provided to us by Nabors Corporate and NETV pursuant to the Services Agreement and Development Agreement, respectively, and our ability to operate our business effectively may suffer if we are unable to cost-effectively establish our own administrative and other support functions following the expiration or termination of the Services Agreement and/or the Development Agreement.
•If we are not successful in securing new contracts and / or developing the projects in our pipeline, it could negatively impact our business operations and financial performance.
•We have not yet completed contracting, construction and commissioning of our current projects. Although we are not yet able to predict with specificity the capital expenditures that will be required to bring VS1 and SM1 online, we now believe that it will cost significantly more than our previous estimates. There can be no assurance that our projects will be contracted, constructed, commissioned and operated as described in this Annual Report, or at all.
•Our technology has not yet been proven at utility scale and we have limited direct experience with manufacturing our product suite.
•We do not have any operating history / onsite measured data at a commercial scale. Energy production forecasts may be lower than estimated by production modelling forecasts.
•We have a history of operating losses and will likely incur substantial additional expenses and operating losses in the future. Management has concluded that there is, and the report of our independent registered public accounting firm contains an explanatory paragraph that expresses, substantial doubt about our ability to continue as a “going concern”.
•We will require a significant amount of capital to achieve our growth plans but obtaining it may be uncertain as we may not be able to secure additional financing on favorable terms, or at all.
•Our business benefits in part from federal, state and local government support for renewable energy, and a decline in such support could harm our business.
•The management team has limited experience in operating a public company in the United States.
•The VS1 reference project is important to the future of the business and requires a substantial scale up relative to the Jemalong Solar Station (“JSS Demonstration Plant”) and carries significant risk associated with factors such as technology readiness, organizational capability to deliver and production ramp up.
•We may be unable to adapt our technologies and products to meet shifting customer preferences or industry regulations, and our rivals could create products that reduce the demand for our offerings.
•We have not yet integrated molten salt TES into our overall technology offering.

•Our performance and dynamic models have limited validation at a commercial scale and are primarily based on in-silico analyses.
•Concentration of ownership among the RRA Parties, including AgCentral, our executive officers, directors, Nabors Lux, previous officers and directors of NETC and their affiliates may prevent new investors from influencing significant corporate decisions.
•Certain of the Selling Securityholders acquired their Ordinary Shares at a price that is less than the market price of the Ordinary Shares as of the date of this Annual Report, may earn a positive rate of return even if the price of the Ordinary Shares declines and may be willing to sell their Ordinary Shares at a price less than shareholders that acquired Ordinary Shares in the public market.
•We may redeem unexpired Public Warrants prior to their exercise at a time that is disadvantageous to warrant holders, thereby making such warrants worthless.
•As a “foreign private issuer” under the rules and regulations of the SEC, we are permitted to, and will, file less or different information with the SEC than a company incorporated in the United States or otherwise not filing as a “foreign private issuer,” and will follow certain home country corporate governance practices in lieu of certain Nasdaq requirements applicable to U.S. issuers. Accordingly, there will be less publicly available information concerning the Company than there is for issuers that are not foreign private issuers.
While forward-looking statements reflect our good faith beliefs, they are not guarantees of future performance. We disclaim any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, new information, data or methods, future events or other changes after the date of this Report, except as required by applicable law. For a further discussion of these and other factors that could cause our future results, performance or transactions to differ significantly from those expressed in any forward-looking statement, please see the section entitled “Risk Factors.” You should not place undue reliance on any forward-looking statements, which are based only on information currently available to us (or to third parties making the forward-looking statements).

PART I
Item 1. Identity of Directors, Senior Management and Advisers
A.Directors and Senior Management
The directors and executive officers of the Company as of the date of this Report are set forth in Item 6.A of this Report. The business address for each of the Company’s directors and executive officers is Suite 7.02, 124 Walker Street, North Sydney, NSW 2060, Australia.
B.Advisers
White & Case LLP has acted as U.S. securities counsel for and continues to act as U.S. securities counsel for the Company following the completion of the Capital Reorganization.
Gilbert + Tobin has acted as counsel for the Company with respect to Australian law and continues to act as counsel for the Company with respect to Australian law following the completion of the Capital Reorganization.
C.Auditors
PricewaterhouseCoopers has acted as Vast’s independent registered public accounting firm for the year end June 30, 2021 and for all fiscal years ended since.
Item 2. Offer Statistics and Expected Timetable
Not applicable.
Item 3. Key Information
A. [Reserved]
B.Capitalization and Indebtedness
Not applicable.
C.Reasons for the Offer and Use of Proceeds
Not applicable.
D.Risk Factors
Investing in our securities involves risks. You should carefully consider the risks described below, including the annual financial statements and notes to the financial statements included herein, in evaluating your decision to buy our securities. The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may have a material adverse effect on the business, cash flows, financial condition and results of operations of the Company. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. The risk factors described below are not necessarily exhaustive and you are encouraged to perform your own investigation with respect to the business of the Company. Unless the context otherwise requires, references in this “Risk Factors” to “we”, “us”, “our”, and “the Company” refer to Vast and its consolidated subsidiaries.
General Risks
If the demand for our CSP technology does not grow as anticipated, it will negatively impact our revenue and harm our overall performance.
We believe, and our growth plans assume, that the market for concentrated solar energy solutions will continue to grow, that we will increase our penetration of this market and that our revenues from selling into this market will increase over time. If our expectations as to the size of this market or our ability to sell our products and services in this market are not correct (whether due to unforeseen government intervention or otherwise), our revenues will suffer, and our business will be harmed.
Certain estimates of market opportunity and forecasts of market growth may prove to be inaccurate.
Estimates of the total addressable market for applications of our CSP technology are included in this Annual Report and from time to time, we make statements with estimates of the addressable market for our solutions and the concentrated solar energy market in general. Market opportunity estimates and growth forecasts, whether obtained from third-party sources or developed internally, are subject to significant uncertainty and are based on assumptions and estimates that may prove to be inaccurate. The estimates and forecasts relating to the size and expected growth of the target market, market demand and adoption, capacity to address this demand and pricing may also prove to be inaccurate. In particular, estimates regarding the current and projected market opportunity are difficult to predict. The estimated addressable market may not materialize for many years, if ever, and even if the markets meet the size estimates and growth forecasts, our business could fail to grow at similar rates.
Expanding our operations beyond Australia is a planned avenue for growth, but this strategy comes with additional risks that may not be encountered domestically. These risks could have a material adverse effect on our business and financial performance.
As part of our business strategy, we intend to continue to consider the expansion of our addressable market by pursuing opportunities to provide our solutions in markets outside of Australia, and we expect to generate a portion of our revenues from operations outside of Australia in the future. Operations in international markets may require us to respond to new anticipated and unanticipated regulatory, marketing, sales and other challenges. These efforts may be time-consuming and costly, and there can be no assurance that we will be successful in responding to these and other challenges we may face as we enter and attempt to expand in international markets, including:
•building and managing a highly experienced foreign workforce and overseeing and ensuring the performance of foreign subcontractors;
•difficulties in developing, staffing, and simultaneously managing a large number of varying foreign operations as a result of distance, language, and cultural differences;
•delays in planned tendering processes;
•increased travel, infrastructure and legal and compliance costs associated with multiple international locations;
•additional withholding taxes or other taxes on our foreign income, and tariffs or other restrictions on foreign trade or investment;
•imposition of, or unexpected adverse changes in, foreign laws or regulatory requirements, many of which differ from those in Australia;
•increased exposure to foreign currency exchange rate risk;
•longer payment cycles for sales in some foreign countries and potential difficulties in enforcing contracts and collecting accounts receivable;
•difficulties in repatriating overseas earnings;
•compliance with numerous legislative, regulatory or market requirements of foreign countries,
•compliance with Australian laws, such as section 70.2 of the Criminal Code Act 1995 (Cth), U.S. laws, such as the U.S. Foreign Corrupt Practices Act, and local laws prohibiting bribery and corrupt payments to government officials;
•laws and business practices that favor local competitors or prohibit foreign ownership of certain businesses;
•potentially adverse tax consequences;

•compliance with laws of foreign countries, international organizations, such as the European Commission, treaties, and other international laws;
•the inability to continue to benefit from local subsidies due to change in control;
•unfavorable labor regulations;
•changes in government policies in Australia and elsewhere; and
•general economic conditions in the countries in which we operate.
Our future international operations will also be subject to general geopolitical risks, such as political, social and economic instability, pandemics such as the COVID-19 pandemic, war, including the war in Ukraine and conflict in the Middle East, incidents of terrorism, changes in diplomatic and trade relations, or responses to such events. One or more of these factors could adversely affect any of our international operations, disrupt supply chains and result in lower revenue and/or greater operating expenses than we expect, and could significantly affect our results of operations and financial condition.
Our overall success in international markets will depend, in part, on our ability to succeed in varying legal, regulatory, economic, social and political conditions. We may not be successful in developing and implementing policies and strategies that will be effective in managing these risks in each country where we do business. Our failure to manage these risks successfully could harm our international operations, reduce our international sales and increase our costs, thus adversely affecting our business, financial condition and operating results.
We operate in a highly competitive industry, where our present or future competitors may be able to compete more effectively than we do, which could have a material adverse effect on our business, revenues, growth rates, and market share.
The markets and industries which we expect to compete in are highly competitive, with many companies of varying size and business models, many of which have their own proprietary technologies, competing for the same business as we do. Many of our competitors have longer operating histories and greater financial and other resources, larger scale manufacturing operations and lower labor and research and development costs than us and could focus their substantial financial resources to develop a competitive advantage. Our financial performance depends, in part, on our ability to design, develop, manufacture, assemble, test, market and support new products and technology enhancements on a timely and cost-effective basis. Our competitors may offer energy solutions at prices below cost, devote significant sales forces to compete with us or attempt to recruit our key personnel by increasing compensation, any of which could improve their competitive positions. Additionally, we expect competition to intensify in the future as existing competitors and new market entrants introduce new products into our markets. Any of these competitive factors could make it more difficult for us to attract and retain customers, increase our sales and marketing expenses, reduce profit margins, cause us to lower our prices in order to compete, and reduce our market share and revenues, any of which could have a material adverse effect on our financial condition and operating results. We can provide no assurance that we will continue to effectively compete against our current competitors or additional companies that may enter our markets.
In addition, we may also face competition based on technological developments that compete with our products and services. Our competitors may develop technology that would make our technology non-competitive or obsolete. For example, the development of a low-cost, long-duration (8+ hours) and durable electric battery might enable the dominant forms of variable renewable energy, photovoltaic systems (“PV”) and wind, to economically store energy produced when the sun is shining, and the wind is blowing for use overnight or during periods of low wind. This would limit some of the use cases for and value of our CSPv3.0 technology (“CSPv3.0”), leading to reduced demand. Additionally, Abengoa, S.A. and Sener Group, the two main developers of CSP technology, may have competitive advantages in the market should they choose to focus on CSPv.3.0 technology due to their extensive resources and operating history.
More generally, if we do not keep pace with product and technology advances and otherwise keep our product offerings competitive, there could be a material and adverse effect on our competitive position, revenue and prospects for growth. Some of our existing competitors, have, and some of our potential competitors could have, substantial competitive advantages.
Some of our expected larger competitors may have substantially broader product offerings, larger sales and marketing budgets, and more substantial resources (both financial and otherwise) relating to customer support, potential acquisition and manufacturing operations, and may be able to leverage their relationships with partners and customers based on other products to gain business in a manner that discourages potential customers from purchasing our CSP plants, including by selling at zero or negative margins or product bundling. In addition, innovative start-up companies, and larger companies that are making significant investments in research and development, may invent similar or superior technologies that compete with our technologies. Our current and potential competitors may also establish cooperative relationships among themselves or with third parties that may further enhance their resources. If we are unable to compete successfully, or if competing successfully requires us to take costly actions in response to the actions of our competitors, our business, financial condition and results of operations could be adversely affected.
Widespread success of variable renewable energy generation technologies, including PV and wind, limit the use cases and addressable market for our technology, which may have a material adverse effect on our prospects, financial condition and results of operation.
There are already substantial variable renewable energy generation plants successfully operating in Australia and elsewhere. PV electricity generation has been heavily deployed in Australia on both residential and utility scales. As the prices for PV panels and the other equipment required for PV electricity generation have continued to come down, PV has become one of the cheapest ways to generate electricity in Australia during daylight hours and while the sun is shining. Similarly, dozens of utility-scale wind farms have been developed in Australia and represent one of the cheapest ways to generate electricity in Australia.
In general, a CSP plant in Australia and elsewhere would be unable to compete successfully with the low price of energy offered by PV and wind installations. As a result, we do not intend to compete, and expect we would be unable to compete successfully, with PV and wind in the delivery of on-grid energy during daylight hours. Investors should be aware that this limits the commercial use cases for our CSP plants largely to overnight applications and certain off-grid applications, reducing the total share of daily electricity requirements that our CSP offerings can profitably contribute. In addition, as construction of CSP plants requires significant upfront fixed costs, limiting the time periods over which a CSP plant dispatches energy to certain hours of the day would reduce the total dispatched energy over which the fixed costs are amortized, increasing the cost of energy and increasing the time required to amortize fixed costs. These limitations may reduce demand for our offerings, limit our growth and reduce revenue, which may have a material adverse effect on our prospects, financial condition and results of operation.
Electricity
Existing electric utility industry regulations, and changes to regulations, may present technical, regulatory and economic barriers to the purchase and use of solar energy offerings that may significantly reduce demand for our solar energy offerings.
Government regulations and policies in Australia and elsewhere concerning the electric utility industry, and internal policies and regulations promulgated by electric utilities, heavily influence the market for electricity generation products and services. These regulations and policies often relate to electricity pricing and the interconnection of customer-owned electricity generation with the broader electrical grid.
In Australia and elsewhere, governments and utilities continuously modify these regulations and policies. These regulations and policies could deter customers from purchasing renewable energy, including solar energy systems. This could result in a significant reduction in the potential demand for our solar energy systems. For example, utilities commonly charge fees to larger, industrial customers for disconnecting from the electric grid or for having the capacity to use power from the electric grid for back-up purposes. These fees could increase our customers’ cost to use our systems and make them less desirable, thereby harming our business, prospects, financial condition and results of operations. In addition, in many regions, the price of electricity from the electric grid varies relative to peak hours and electricity generated by solar energy systems is more expensive than the lower average price of electricity from the electric grid. Modifications to the utilities’ pricing policies or rate design would require us to lower the price of our solar energy systems to compete with the price of electricity from the electric grid. In addition, government support for other fuels in the off-grid energy market in conjunction with ramping issues for VS1 would require lowering prices of our technology output.
In addition, any changes to government or internal utility regulations and policies that favor existing electric utilities could reduce our competitiveness and cause a significant reduction in demand for our products and services.

A material reduction in the retail price of traditional utility-generated electricity or electricity from other sources could harm our business, financial condition, results of operations and prospects.
We believe that a significant motivation for governments and private companies to invest in solar energy is their desire to reduce electricity costs as compared to costs charged by the traditional utilities. A reduction in utility electricity prices would make our CSP systems less economically attractive.
The decision to invest in CSP or CST may also be affected by the cost of other renewable energy sources. Decreases in the retail prices of electricity from the traditional utilities or from other renewable energy sources would harm our ability to offer competitive pricing and could harm our business. The price of electricity from traditional utilities or from other renewable energy sources could decrease as a result of:
•construction of a significant number of new power generation plants, including plants utilizing natural gas, nuclear, coal, renewable energy or other generation technologies;
•relief of transmission constraints that enable local centers to generate energy less expensively;
•reductions in the price of natural gas;
•utility rate adjustment and customer class cost reallocation;
•energy conservation technologies and public initiatives to reduce electricity consumption;
•development of new or lower-cost energy storage technologies that have the ability to reduce a customer’s average cost of electricity by shifting load to off-peak times; or
•development of new energy generation technologies that provide less expensive energy.
If the retail price of energy available from traditional utilities or other renewable energy sources were to decrease due to any of these reasons, or other reasons, we would be at a competitive disadvantage, we may be unable to attract new customers and our growth would be limited.
Commercial deployment of new power generation technology, such as CSPv3.0, is difficult because incumbent technologies benefit from proven track records, installed bases and lower prices.
Commercial deployment of new power generation technology, such as CSPv3.0, is difficult because it must compete against incumbent technologies that enjoy certain advantages over new technology simply because they have already been built and placed in operation. Development of generation plants, whether they are coal-fired, natural gas, PV, wind, CSPv3.0 or otherwise requires significant investments of both time and money. These are costs that are incurred independent of how much energy is ultimately produced by the plant. Once built and placed into service, there is generally a strong incentive to operate such plants for the full course of their economic life. In particular, with the costs of construction already invested, it is economically rational to operate a plant for as long as revenue for generating energy exceeds the incremental costs of generating that energy. In addition, operational generation plants are known commodities capable of delivering benefit today, which makes them more attractive than unbuilt plants using new technology that will, at best, deliver a benefit at some point in the future. As a result, even if the technology is superior, commercial deployment of new power generation technology, such as CSPv3.0, may be limited to the replacement of existing power plants as and when they reach the end of their economic lives or times at which additional capacity is required. These structural impediments may reduce demand for our offerings, delay the rate at which we can deploy our technology and limit our growth in the short and medium term, and any of these could have a material adverse effect on our prospects, financial condition and results of operation.
In addition, in a market-based system such as the Australian National Energy Market, energy generated by plants using new technology must be price competitive with energy generated by plants using incumbent technology such as coal and natural gas. In many cases, coal, natural gas and other incumbent power plants have been in operation for significant periods of time over which they have already amortized their fixed project costs of construction. As a result, such plants are now able to make a profit even if they offer energy at prices just above their marginal variable costs that are difficult or impossible for newly built plants to match. Compounding this disadvantage, the owners of incumbent generation plants are entrenched market participants who appear to respond aggressively to limit new entrants to the market and/or extract maximum fees for the provision of access to the market. We may be forced to lower our energy prices to match levels offered by incumbent plants or we may be unable to successfully compete with incumbent plants on price, at all. If we are forced to lower our energy prices, it would reduce revenue and profit margins resulting in a material adverse effect on our prospects, financial condition and results of operation. If we are unable to successfully compete with incumbent plants on price, it may reduce demand for our offerings and limit our growth which may have a material adverse effect on our prospects, financial condition and results of operation.
Industrial Process Heat
The industrial process heat market is extremely fragmented and competitive.
The industrial process heat market is extremely fragmented and competitive, consisting of a high number of small to medium-sized companies, each with generally low and uncertain demand, competing for market share. Such fragmentation may pose risks for us in that we may find it difficult to take advantage of economies of scale or to dedicate the time and effort necessary to establish and maintain relationships with a high number of customers. This may result in higher-than-expected costs as a percentage of overall project size resulting in lower than expected margins, which may in turn harm our business and financial prospects. We expect the industrial process heat market to remain competitive for the foreseeable future, presenting us with significant challenges in our ability to achieve strong growth rates and acceptable profit margins. In addition, new and emerging technologies may significantly impact the industry in the coming years. If we are unable to meet these competitive challenges, we could lose market share to our competitors and experience an overall reduction in our profits.
Many brownfield sites may not have sufficient adjacent land to facilitate a CST/CSP project and may be located in irradiation poor regions.
Existing brownfield industrial process plants are not always concentrated sufficiently closely and may not have sufficient adjacent land to facilitate a CSP project. Heat cannot be transported from production to use for great distances. Hence, whilst the industrial process heat market may in aggregate sum up to a large number across our target geographies, they may not be sufficiently closely concentrated to effectively reap the benefits of our CSPv3.0 technology. Further, these facilities may be located in regions with poor solar irradiation which would increase the cost of heat delivered using our technology. This could result in lower growth than expected within this market segment until such time when existing brownfield facilities shut down and new consolidated greenfield facilities are developed in regions more suitable for CSP. This could result in delayed or lost sales within this sector and may harm the business’s financial prospects.
Some segments of the industrial process heat market are sensitive to remediation liabilities that could delay or prevent the relocation of energy intensive industry to regions with favorable solar irradiation.
Some large industrial process heat users (e.g., Alumina smelters) may be subject to large remediation liabilities that prevent facilities from relocating to regions which are more suitable for CSP. This could result in the cost of heat using our technology being more expensive which could result in the customers losing their appetite for such a solution. This could translate to delayed or lost sales relative to expectations which could materially harm our financial prospects.
Green Fuels
The green hydrogen and downstream derivative production (e.g., green methanol, green ammonia) industry is an emerging market and it may not receive widespread market acceptance.
The green hydrogen and downstream derivative production field is still a relatively nascent subset of the otherwise mature and heavily regulated industries of hydrogen and downstream derivative industry, and we cannot be sure that potential customers will accept hydrogen production broadly, or our products for hydrogen production specifically. Customers may be unwilling to adopt our solution over traditional or competing power sources for any number of reasons, including the perception that our technology is unproven, a lack of confidence in our business model, the perceived unavailability of backup service providers to operate and maintain our technology, and lack of awareness of our product or the perception of regulatory or political headwinds. Further, we cannot be sure that our relevant products will receive the technical certifications that may be necessary for those products to achieve widespread market acceptance. For example, we may not be able to secure International Air Transport Association technical certifications (such as the Sustainable Aviation Fuel technical certification) with respect to relevant green methanol products that it may develop. In addition, companies may take longer than expected to use green hydrogen over brown (or other colors of) hydrogen due to potential price differentiation. Because this is an emerging industry, the broad acceptance of our products and services for the production of green hydrogen and downstream derivative products (e.g., green methanol, green ammonia) is subject to a high level of uncertainty and risk. If the market develops more slowly than we anticipate, our business will be harmed.

Risks Relating to Our Business Lines
Risks Affecting Multiple Business Lines
We may not be able to successfully finish or operate our projects in a way that makes a profit and / or meets our customers’ requirements.
Development, installation, construction, and commissioning of CSP plants, and maintenance support of CSP plants, entail many risks, including:
•failure to obtain critical components and equipment that meet design specifications and can be delivered on schedule;
•failure to obtain all necessary rights to land access and use;
•failure to receive quality and timely performance of third-party services;
•increases in the cost of labor, equipment and commodities needed to construct or maintain projects;
•permitting and other regulatory issues, license revocation and changes in legal requirements;
•supply chain disruptions and shortages of component parts, equipment or skilled labor;
•unforeseen engineering problems;
•failure of a customer to accept or pay for the CSP solutions that we supply;
•weather interferences, catastrophic events including fires, explosions, earthquakes, droughts and acts of terrorism;
•accidents involving personal injury or the loss of life;
•health or similar issues, including a pandemic or epidemic, such as the COVID-19 pandemic;
•labor disputes and work stoppages;
•mishandling of hazardous substances and waste; and
•other events outside of our control.
Any of these factors could give rise to construction delays and construction and other costs in excess of our expectations. This could prevent us from completing construction of our projects, cause defaults under any then-existing financing agreements or under contracts that require completion of project construction by a certain time, cause projects to be unprofitable, or otherwise impair our business, financial condition and operating results.
The failure of our suppliers to continue to deliver necessary raw materials or other components (including any specialty materials and components) required for our projects in a timely manner or at all, or our inability to obtain substitute sources of these components on a timely basis or on terms acceptable to us, could adversely affect our business.
We rely on a limited number of third-party suppliers for certain raw materials and components for our CSP technology. We are dependent on the availability of essential materials, parts and subassemblies from our suppliers and subcontractors. The most important raw materials required for our CSP systems are sodium, salt (sodium nitrate/potassium nitrate), steel, stainless steel, glass, copper, aluminum, commodity electrical & electronics components, ceramics & ceramic fibers, thermal insulation materials, bauxite particles and/or silica sand and concrete. Prices and availability of these raw materials are subject to substantial fluctuations that are beyond our control due to factors such as supply and demand trends, energy costs, transportation costs, inflation, government regulations, global trade relationships, duties and tariffs, changes in currency exchange rates, price controls, general economic conditions and other unforeseen circumstances.
Our components are produced by third-party suppliers both domestically and internationally where most raw materials are readily available and purchased by those independent contractors and suppliers in the country of manufacture. Many major equipment and systems components are procured on a single or sole-source basis. Further, we may find ourselves reliant on sourcing components from one or a smaller number of countries (for example China). If existing vendors are unable to supply the raw materials we require (whether due to international trade embargoes or otherwise), we cannot predict if we will be able to obtain alternative vendors within the time frames that we require and at a comparable cost. For example, the COVID-19 pandemic resulted in significant supply chain disruptions globally, and similar to other companies in our industry, we have observed significant commodity price inflation in recent years, in some cases by upwards of 30% to 100%. Russia’s invasion of and military attacks on Ukraine, including indirect impacts as a result of sanctions and economic disruption, has further complicated existing supply chain constraints. Shortages, price increases and/or delays in shipments of our raw materials and purchased component parts, have occurred and may continue to occur in the future which may have a material adverse effect on our results of operations if we are unable to successfully mitigate the impact, from products such as steel, glass, concrete and adhesives, which are used as components of supplies or materials utilized in our operations.
Additionally, if we fail to maintain our relationships with our suppliers or to build relationships with new suppliers, or if suppliers fail to perform or are unable to meet demand through industry consolidation, our supply chain could be disrupted.
To the extent the processes that our suppliers use to manufacture components are proprietary, we may be unable to obtain comparable components from alternative suppliers. In addition, our suppliers could be unable or unwilling to raise capital if required to expand their production or satisfy their operating capital requirements. As a result, they could be unable to supply necessary raw materials, inventory and capital equipment which we would require to support our planned sales operations, which could in turn materially and adversely impact our sales volume, profitability, and cash flows. The failure of a supplier to supply raw materials or components in a timely manner, or to supply raw materials or components that meet our quality, quantity and cost requirements or, otherwise on commercially reasonable terms, could impair our ability to manufacture our products or could increase our cost of production. If we cannot obtain substitute materials or components on a timely basis or on acceptable terms, we could be prevented from delivering our products to our customers within required timeframes.
Any such delays could result in installation delays, cancellations, inability to retain customers, increased manufacturing costs, penalty payments or loss of revenue and market share, any of which could have a material and adverse effect on our business, financial condition and results of operations.
Failure of third parties to manufacture quality products or provide reliable services in a timely manner could cause delays in the delivery of our services and completion of our projects, which could damage our reputation, have a negative impact on our relationships with our customers and adversely affect our growth.
Our success depends on our ability to provide services and complete projects in a timely manner, which in part depends on the ability of third parties to provide us with timely and reliable products and services. In providing services and completing our projects, we rely on products that meet our design specifications and components supplied by third parties, as well as on services performed by subcontractors.
We will also rely on subcontractors to perform substantially all of the construction and installation work related to our projects; and we may need to engage subcontractors with whom we have no prior experience for our projects.
If any of our subcontractors are unable to provide products or services that meet or exceed our customers’ expectations or satisfy contractual commitments and performance requirements/specifications (for example, with respect to turbines supplied to us), our reputation, business and operating results could be harmed. In addition, if we are unable to avail ourselves of warranty and other contractual protections with providers of products and services, we may incur liability to our customers or additional costs related to the affected products and components, which could have a material adverse effect on our business, financial condition and operating results. Moreover, any delays, malfunctions, inefficiencies or interruptions in these products or services could adversely affect the quality and performance of our solutions and require considerable expense to establish alternate sources for such products and services. This could cause us to experience difficulty retaining current customers and attracting new customers, and could harm our brand, reputation and growth.
If our third-party suppliers and manufacturers do not comply with ethical business practices or with applicable laws and regulations, our reputation, business, financial condition, results of operations and prospects could be harmed.
Our reputation and our customers’ willingness to purchase our products and services depend in part on our suppliers’, manufacturers’, and customers’ compliance with ethical employment practices, such as with respect to child labor, wages and benefits, forced labor, discrimination, safe and healthy working conditions, and with all legal and regulatory requirements relating to the conduct of their businesses. We do not exercise control over our suppliers, manufacturers, and retail customers and cannot guarantee their compliance with ethical and lawful business practices. If our suppliers, manufacturers, or customers fail to comply with applicable laws, regulations, safety codes, employment practices, human rights standards, quality standards, environmental standards, production practices, or other obligations, norms, or ethical standards, our reputation and brand image could be harmed, and we could be exposed to litigation, investigations, enforcement actions, monetary liability, and additional costs that would harm our reputation, business, financial condition, results of operations and prospects.
Our business and growth strategy relies on having continued access to sodium metal used as the primary Heat Transfer Fluid (“HTF”).
The use of liquid sodium metal as the HTF from the solar receivers to the molten salt heat transfer system is the crucial innovation that unlocks the key benefits of our CSPv3.0 system. There is a limited number of suppliers of this product and any issues that impede or remove these suppliers from the market could result in an inability for our projects to be operated. If we are unable to obtain sufficient quantities of sodium at commercially acceptable prices, or at all, we may incur increased costs or be unable to construct or place our CSP plants into service, which would reduce profit margins and/or revenue and have a material adverse effect on our financial condition, results of operation and prospects.
Adverse weather conditions and natural disasters may have a negative impact on our operations. This includes but is not limited to short term phenomena such as volcanic eruptions and long-term deviations to the weather resource relative to historical periods.
We may be impacted by weather extremes, earthquakes, drought, floods, and wildfire, which may cause temporary, short-term anomalies in our operational performance in certain localized geographic regions. Delays and other weather impacts (including those associated with dust and clouds) could adversely affect our ability to meet project deadlines in generation and timeframe and may increase a project’s cost and decrease our profitability. In addition, any major reductions of actual solar radiation onto the sites of our plants compared to historical or projected solar radiation would decrease energy output which may reduce revenue and have a material adverse effect on our financial condition, results of operation and prospects.
A major safety incident which occurs on one or more of our projects during construction, commissioning and / or operations could result in harm to personnel, environment and property which could result in the creation of material liabilities, shutdown of site for extended time periods, severely tarnish the reputation of our technology and substantially reduce likelihood of winning future projects.
Construction sites and operating / energized industrial facilities are inherently dangerous and pose certain inherent health and safety risks to construction workers, employees and other visitors. Due to health and safety regulatory requirements, health and safety performance is important to the success of our activities. In 2015, we experienced a loss of sodium containment event due to poor tank design and operational practice at our JSS Demonstration Plant in Jemalong, which resulted in remediation works and design improvements. Incidents of similar or greater magnitude could potentially occur at future projects which use our technology. Any failure in health and safety performance may result in penalties for non-compliance with relevant regulatory requirements, and a failure that results in a major or significant health and safety incident is likely to be costly and could expose us to claims resulting from personal injury. Such a failure could generate significant negative publicity and have a corresponding impact on our reputation, our relationships with relevant regulatory agencies or governmental authorities, and our ability to attract customers and employees, which in turn could have a material adverse effect on our business, financial condition and operating results.
Our operations are and may become subject to further federal, state and local laws and regulations in Australia and elsewhere pertaining to environmental protection and operational safety that may require significant expenditures or result in liabilities that could have a material adverse effect on our business.
Our business is and may become subject to further various federal, state, and local environmental laws and regulations in Australia and elsewhere, including those relating to the release or discharge of regulated materials into the air, water, and soil, the generation, storage, handling, use, transportation, and disposal of hazardous materials, the protection of species or habitats, the protection of historical or cultural resources, the exposure of persons to regulated materials, and the health and safety of our employees. Certain environmental laws impose strict, and, under certain circumstances, joint and several, liability on the current and former owners and operators of properties for costs of investigation and removal or remediation of contamination and impose liability for any related damages to natural resources without regard to fault. We may be subject to third-party claims alleging property damage and/or personal injury in connection with releases of or exposure to hazardous substances at, from, or in the vicinity of our current or former properties or off-site waste disposal sites. In some jurisdictions, we may also be subject to financial responsibility or decommissioning requirements in connection with future facilities. Certain projects may be subject to environmental impact assessment processes which could increase the time it takes to develop a project and may include public input that could alter or restrict the operation of a proposed project. A violation of, liability under, or non-compliance with these laws and regulations, or any future environmental law or regulation, could have a material adverse effect on our business, financial condition, or operating results.
Increased attention to environmental, social and governance (“ESG”) matters and conservation measures may adversely impact our business.
While we may create and publish voluntary disclosures regarding ESG matters from time to time, many of the statements in those voluntary disclosures are based on hypothetical expectations and assumptions that may or may not be representative of current or actual risks or events or forecasts of expected risks or events, including the costs associated therewith. Such expectations and assumptions are necessarily uncertain and may be prone to error or subject to misinterpretation given the long timelines involved and the lack of an established single approach to identifying, measuring and reporting on many ESG matters. ESG matters may also impact our suppliers and customers, which may ultimately have adverse impacts on our operations.
Furthermore, public statements with respect to ESG matters are becoming increasingly subject to heightened scrutiny from public and governmental authorities related to the risk of potential “greenwashing,” i.e., misleading information or false claims overstating potential ESG benefits. Alleged claims of greenwashing against us or our suppliers or customers may lead to reputational damage or difficulties accessing capital. Additionally, we could face increasing costs as we attempt to comply with and navigate further regulatory ESG-related focus and scrutiny.
Elevated interest rates could adversely affect our business, our results of operations and our financial condition.
We require continued access to capital to develop and grow our business. Our business and operating results can be harmed by factors such as the availability, terms of and cost of capital, increases in interest rates or a reduction in credit rating. These changes could cause our cost of doing business to increase, limit our ability to pursue acquisition opportunities, reduce cash flow, and place us at a competitive disadvantage. Recent and continuing disruptions and volatility in the global capital markets may lead to a contraction in credit availability impacting our ability to finance our operations. A significant reduction in cash flows from operations or the availability of credit could materially and adversely affect our financial condition and results of operations.
Delays in the construction of our projects or significant cost overruns could present significant risks to our business and could have a material adverse effect on our business, financial condition and results of operations.
Our ability to proceed with projects under development and to complete the construction of, or capital improvements to, facilities on schedule and within budget may be adversely affected by escalating costs for materials and labor and regulatory compliance, inability to obtain or renew necessary licenses, rights-of-way, permits or other approvals on acceptable terms or on schedule, disputes involving contractors, labor organizations, land owners, governmental entities, environmental groups, native and aboriginal groups, lessors, joint venture partners and other third parties, negative publicity, interconnection issues and other factors. In addition, we are reliant on experience and resources of designers, general contractors and subcontractors, who may experience financial or other problems during the design or construction process.
If any development project or construction or capital improvement project is not completed, is delayed or is subject to cost overruns, certain associated costs may not be approved for recovery or otherwise be recoverable through regulatory mechanisms that may be available, and we could become obligated to make delay or termination payments or become obligated for other damages under contracts, could experience the loss of tax credits or tax incentives, or delayed or diminished returns, and could be required to write off all or a portion of our investment in the project. Any of these events could have a material adverse effect on our business, financial condition, results of operations and prospects.
Our ability to operate our business effectively depends in large part on certain administrative and other support functions provided to us by Nabors Corporate and NETV pursuant to the Services Agreement and Development Agreement, respectively, and our ability to operate our business effectively may suffer if we are unable to cost-effectively establish our own administrative and other support functions following the expiration or termination of the Services Agreement and/or the Development Agreement.
Concurrently with the signing of the Business Combination Agreement, we entered into the Services Agreement and the Development Agreement with Nabors Corporate and NETV, respectively. Pursuant to the Services Agreement, under certain circumstances we may rely on certain administrative and other resources of Nabors Corporate to operate our business. Although each of Nabors Corporate and NETV has performed its obligations under the Services Agreement and Development Agreement, respectively, to date, we cannot ensure that Nabors Corporate and/or NETV will be able to perform in whole or in part, the business it conducts with us pursuant to such agreements. If the Services Agreement is terminated as to any services or entirely, we may not be able to obtain such services at all or obtain the services on terms not as favorable as those in the Services Agreement, and could as a result, suffer operational difficulties or significant losses. Although we and our subsidiaries may receive informal support from Nabors Corporate thereafter, the level of this informal support may diminish following the termination or expiration of the Services Agreement, as we become a more independent company. Any failure or significant interruption of our own administrative systems could result in unexpected costs, impact our results or prevent us from paying our suppliers or employees and performing other administrative services on a timely basis. Any inability to perform or termination of the Services Agreement or the Development Agreement could have a material adverse effect on our business, financial condition and results of operations.
We may have received better terms from unaffiliated third parties than the terms we have received in the Services Agreement and Development Agreement with NETV.
Pursuant to the Services Agreement, Nabors Corporate, a wholly owned subsidiary of Nabors and affiliate of NETC Sponsor and certain former officers, directors and investors in NETC that are also officers, directors and investors in Nabors, will be entitled to certain fees set forth in statements of work entered into thereunder and the reimbursement of out-of-pocket costs and expenses in exchange for providing services related to operations, engineering, design planning and other operational or technical matters to us. Additionally, pursuant to the Development Agreement, NETV will receive payment from us on a project-by-project basis as detailed in independent project budgets entered into thereunder.
The terms of each of the Services Agreement and Development Agreement were negotiated in connection with the execution of the Business Combination Agreement. As a result, we did not engage in arms’-length negotiations between unaffiliated third parties. The terms of each of the Services Agreement and the Development Agreement may not reflect terms that would have resulted had we engaged in arms’-length negotiations between unaffiliated third parties and any such arms’ length negotiations with an unaffiliated third party may have resulted in more favorable terms to us.
Independent Energy Producer (“IEP”) Business Line
If we are not successful in securing new contracts and / or developing the projects in our pipeline, it could negatively impact our business operations and financial performance.
Our business depends on our ability to win contracts and purchase orders with customers. Contract proposals and negotiations are complex and frequently involve a lengthy bidding and selection process, which is affected by a number of factors. These factors include market conditions, financing arrangements, and required governmental approvals. For example, a customer may require us to provide a bond or letter of credit to protect the customer should we fail to perform under the terms of the contract. If negative market conditions arise, or if we fail to secure adequate financial arrangements or the required government approvals, we may not be able to pursue particular projects, which could adversely affect our profitability. If we fail to complete a project in a timely manner, miss a required performance standard, or otherwise fail to adequately perform on a project, then we may incur a loss on that project, which may reduce or eliminate our overall profitability.
Our engagements will involve complex projects. The quality of our performance on such projects depends in large part upon our ability to manage the relationship with our customers and our ability to effectively manage the project and deploy appropriate resources, including third-party contractors and our own personnel, in a timely manner. If a project is not completed by the scheduled date or fails to meet required performance standards, we may either incur significant additional costs or be held responsible for the costs incurred by the customer to rectify damages due to late completion or failure to achieve the required performance standards. The performance of projects can be affected by a number of factors including unavoidable delays from suppliers and subcontractors, government inaction, public opposition, inability to obtain financing, weather conditions, unavailability of vendor materials, changes in the project scope of services requested by customers, industrial accidents, environmental hazards and labor disruptions. To the extent these events occur, the total costs of the project could exceed our estimates and we could experience reduced profits or, in some cases, incur a loss on a project, which may reduce or eliminate our overall profitability. Further, any defects or errors, or failures to meet our customers’ expectations, could result in claims for damages against us.

We may invest large amounts of resources in our project development and construction activities, in particular our IEP business line, without first securing project financing, which could raise our expenses and make it harder to recoup our investments.
The development and construction of modular CSPv3.0 plants involves numerous risks. We may be required to spend significant sums for preliminary engineering, permitting, legal and other expenses before we can determine whether a project is feasible, economically attractive or capable of being built. In addition, we may choose to bear the costs of such efforts prior to obtaining project financing, getting final regulatory approval and/or our final sale to a customer, if any. Further, we may be unable to secure buyers/offtakers for energy generated by our future plants.
Successful completion of a particular project may be adversely affected by numerous factors, including: failures or delays in obtaining desired or necessary land rights, including ownership, leases and/or easements; failures or delays in obtaining necessary permits, licenses or other governmental support or approvals, or in overcoming objections from members of the public or adjoining land owners; uncertainties relating to land costs for projects; unforeseen engineering problems; access to available transmission for energy generated by our modular CSPv3.0 plants; construction delays and contractor performance shortfalls; work stoppages or labor disruptions and compliance with labor regulations; cost over-runs; availability of products and components from suppliers; adverse weather conditions; environmental, archaeological and geological conditions; continued access to land specified in the ARENA grant for VS1; and availability of construction and permanent financing.
If we are unable to complete the development of one or more of our plants or fail to meet one or more agreed target construction milestone dates, we may incur losses or be liable for damages or penalties that we would not be able to offset, which would have an adverse impact on our net income in the period in which the loss is recognized. We expect that some projects will require working capital to develop and/or build projects. If we are unable to complete a project, the associated working capital investment would also be an exposure that may need to be written off, which would have an adverse impact on our net income in the period in which the loss is recognized.
Our business is subject to risks associated with construction, utility interconnection, cost overruns and delays, including those related to obtaining government permits and other contingencies that may arise in the course of completing installations.
The construction, installation, and operation of our CSPv3.0 technology at a particular site is generally subject to oversight and regulation in accordance with applicable laws and ordinances relating to building codes, safety, environmental protection, and related matters, and typically require various governmental approvals and permits, including environmental approvals and permits, that vary by jurisdiction. In some cases, these approvals and permits require periodic renewal. We expect it will be difficult and costly to track the requirements of every individual authority having jurisdiction over our installations, to design our products to comply with these varying standards, and to obtain all applicable approvals and permits. We cannot predict whether or when all permits required for a given project will be granted or whether the conditions associated with the permits will be achievable. The denial of a permit or utility connection essential to a project or the imposition of impractical conditions would impair our ability to develop the project. In addition, we cannot predict whether the permitting process will be lengthened due to complexities and appeals. Delay in the review and permitting process for a project can impair or delay our and our customers’ abilities to develop that project or may increase the cost so substantially that the project is no longer attractive to us or our customers. Furthermore, unforeseen delays in the review and permitting process could delay the timing of the installation and could therefore adversely affect the timing of the recognition of revenue related to the installation, which could harm our operating results in a particular period.
In addition, the completion of our installations may depend on the availability of and timely connection to the natural gas grid (where applicable) and the local electric grid (where applicable). In some jurisdictions, utility companies or the government may deny our request for connection or may require us to reduce the size of certain projects. Any delays in our ability to connect with utilities, delays in the performance of installation-related services, or poor performance of installation-related services by our general contractors or sub-contractors will have a material adverse effect on our results and could cause operating results to vary materially from period to period.
Furthermore, we may rely on the ability of our third-party general contractors to install our products and to meet our installation requirements. Our work with contractors or their sub-contractors may have the effect of us being required to comply with additional rules, working conditions, site remediation, and other union requirements, which can add costs and complexity to an installation project. The timeliness, thoroughness, and quality of the installation-related services performed by some of our general contractors and their sub-contractors may not meet expectations or standards potentially leading to reduced generation and impact on our financial performance.

CSP plants developed using our technology may not generate the levels of output estimated by our production models.
The modular CSP plants that we will construct will be subject to various operating risks that may cause them to generate less than expected amounts of output. Key risks include our use of a representative year which serves as a reference point against historical data for any given site and is used to generate the expected economic returns and expected energy generation for that site. Further, these risks include a failure or degradation of our, our customers’ or vendors’ equipment; an inability to find suitable replacement equipment or parts; or less than expected solar irradiation. Any extended interruption in the plant’s operation, or failure of the plant for any reason to generate the expected amount of output, could have a material adverse effect on our business and operating results due to the damage to our reputation and the resulting dissatisfaction of the customer.
We may fail to secure the Major Hazard Facility license and other relevant licenses for VS1 and other projects from relevant federal, state and local regulators.
To construct and operate VS1 and future commercial scale projects using our technology, we (or the respective owner) will have to obtain a Major Hazard Facility license and other relevant licenses from various regulatory bodies. We expect that we will need to obtain similar licenses from appropriate regulatory bodies in connection with our development and operation of other CSP projects. If we are delayed or unable to secure relevant operating permits and approvals, we may be unable to construct our plants as or where planned or according to the expected timelines. If we are delayed or unable to obtain or maintain the licenses necessary to operate VS1 or another CSP plant, the plant in question may be forced to remain shut down for extended periods of time resulting in a materially adverse impact on the overall production of the plant. This may occur before construction, during construction, during commissioning, operations or at any stage in the project development and delivery lifecycle. If we are delayed or unable to obtain the appropriate permits and approvals as and when required, our revenues from the affected projects may be delayed or reduced. Further, our other projects may be delayed or cancelled due to a loss of reputation in the market which in turn could significantly limit our growth.
Original Equipment Manufacturer (OEM) Business Line
An increase in the cost of materials and commodities used as inputs or otherwise in our business could adversely affect our business.
We are exposed to market risk of increases in certain commodity prices of materials, such as steel, glass, concrete and adhesives, which are used as components of supplies or materials utilized in our operations. For example, raw material costs were extremely volatile during the COVID-19 pandemic, in some cases increasing by 30% to 100%. In addition, our customers’ capital budgets may be impacted by the prices of certain materials, and reduced customer spending could lead to fewer project awards and more competition. These prices could be materially impacted by general market conditions (for example, foreign exchange currency fluctuations) and other factors, including Australian trade relationships with other countries or the imposition of foreign currency restrictions and/or tariffs. There can be no assurance that price increases of commodities, if they were to occur, would be recoverable. Additionally, we expect many of our contracts to be fixed price, which would not allow us to adjust our prices and, as a result, increases in material costs could reduce our profitability with respect to such projects.
We intend to manufacture products that we have designed or co-designed and refined over many years that are yet to be produced in commercial quantities.
Our CSPv3.0 technology employs a number of products and components that we have designed or co-designed and refined over many years. This includes but is not limited to heliostats, sodium receivers, sodium/salt heat exchangers and control system software. As these products have been custom designed for use in our CSPv3.0 technology, neither we nor any other party has yet produced these products in commercial quantities. It is possible that, as we ramp up manufacture of these products, the quality of manufactured products is not up to par, the ramp up of manufacturing takes longer than expected and / or costs significantly more than expected. Any of these may result in increased costs, poor performance, a loss of confidence in the technology or limited growth, which may have a material adverse effect on our prospects, financial condition and results of operation.

Operations & Maintenance (“O&M”)
The operation and maintenance of our facilities are subject to many operational risks, the consequences of which could have a material adverse effect on our business, financial condition, results of operations and prospects.
The operation, maintenance, refurbishment, construction and expansion of our facilities involve risks, including breakdown or failure of equipment or processes, fuel interruption and performance below expected levels of output or efficiency. Some of our facilities may require significant capital expenditures to maintain peak efficiency or to maintain operations. There can be no assurance that our maintenance program will be able to detect potential failures in our facilities before they occur or eliminate all adverse consequences in the event of failure. In addition, weather-related interference, work stoppages and other unforeseen problems may disrupt the operation and maintenance of our facilities and may materially adversely affect us.
We plan to enter into ongoing maintenance and service agreements with the manufacturers of certain critical equipment. If a manufacturer is unable or unwilling to provide satisfactory maintenance or warranty support, we may have to enter into alternative arrangements with other providers. These arrangements could be more expensive to us than anticipated and this increased expense could have a material adverse effect on our business. If we are unable to enter into satisfactory alternative arrangements, our inability to access technical expertise or parts could have a material adverse effect on us.
While we will maintain an inventory of, or otherwise make arrangements to obtain, spare parts to replace certain critical equipment and maintain insurance for property damage to protect against certain operating risks, these protections may not be adequate to cover lost revenues or increased expenses and penalties that could result if we were unable to operate our generation facilities at a level necessary to comply with sales contracts.
Our O&M business segment does not yet have adequate resources and sufficient qualified staff to execute the operational tasks needed on our CSPv3.0 plants nor have we demonstrated an operational track record or sufficient financial strength to act as a third-party O&M provider.
Our O&M business segment will require significant financial resources and sufficient qualified staff to execute the O&M tasks that our CSPv3.0 plants will require. To build this business segment, we will need to attract and train appropriate staff and develop specific capabilities needed to operate and maintain our CSPv3.0 plants. In addition, to obtain customers for us to act as a third-party O&M provider, we will need to both demonstrate a track record of successful operation of CSPv3.0 plants and develop and maintain financial strength to give prospective customers confidence that we will continue operating our O&M business segment.
Should we fail to attract and train relevant staff, develop the required O&M capability and a strong operating track record, or develop and maintain sufficient financial strength, our O&M business segment will likely fail to secure contracts on current and future projects resulting in an inability to execute our overall business strategy.
Engineering, Procurement and Construction (“EPC”)
CSPv3.0 construction is complex and engineering, procurement and construction of VS1 and other projects may require us to negotiate, engage and oversee multiple construction companies on Split EPC contracts which may result in delay and cost overruns.
Ideally, and as is customary for utility-scale power plant development projects, we would engage a single party to manage the engineering, procurement, construction, commissioning and ramp up of all projects, including VS1 and other early pipeline projects with that party guaranteeing the contracted terms regarding time, cost and quality. This type of comprehensive engineering, procurement, construction, commissioning and ramp-up service is known as an EPC wrap (“EPC Wrap”). However, we believe that because of the novel requirements of CSPv3.0, an EPC Wrap may not be available in the market or may prove too expensive for VS1 and other projects early in the pipeline. If this is the case, we expect we will have to engage multiple parties to manage different aspects of engineering, procurement, construction, commissioning and ramp up for VS1 and other affected projects. This is known as a split EPC (“Split EPC”).
Projects that may be developed and delivered in the future on a Split EPC basis by us such as VS1 will expose us to interface and performance risks as the prospective owner. In particular, we may incur greater costs (including potential damages) or experience delays in integrating and connecting subsystems of our CSPv3.0 plants that have different EPC contractors because such contractors may fail to properly integrate or coordinate their performance obligations. In addition, simply as a result of requiring multiple EPC contractors, we will be exposed to a greater risk that one such contractor does not perform to our requirements or at all. If VS1 or other projects developed by us are delayed, additional costs are incurred or plant performance is negatively affected, we may suffer reputational damage and may be required to pay liquidated damages to our customers. This could result in reduced demand for our products and higher than expected costs during the early stage of deployment, which in turn may have a material adverse effect on our financial condition and results of operation.
Due to the relatively nascent nature of our technology and lack of familiarity of the technology with existing contractors, there is a risk that the contractors we engage fail to follow CSP engineering best practice.
As our CSPv3.0 technology is new, and CSP projects in general have been relatively limited, most contractors in the market are unfamiliar with our CSPv3.0 technology and/or CSP overall. To compensate, contractors may either price their services with a large risk premium which would impact the project economics or underprice their services as they do not understand the risks which could prevent the contractor from meeting its obligations to deliver or operate a plant to our specifications should unexpected issues arise. If we are required to compensate contractors for the risk they perceive to be associated with the new technology, we may incur higher than expected costs which may impair the commercial viability of projects using CSPv3.0. This may require us to commit more capital per project, reduce demand for our products and limit growth which may have a material adverse effect on our prospects, financial condition and results of operation. On the other hand, if our contractors incur unexpected costs when constructing our plants, they may delay constructions, refuse to proceed, fail to deliver the plant to our specifications or demand additional funds. This may lead to cost and schedule overruns, poor plant performance and higher than expected maintenance costs which may have a material adverse effect on our reputation, prospects, financial condition and results of operation.
Further, due to their lack of experience, a busy market for contractors and the novel nature of CSPv3.0, contractors may not have the capability to deliver CSPv3.0 plants meeting our specifications on time, on budget or at all. In addition, because of the limited pool of contractors with even general CSP experience, if a contractor we have engaged to deliver part or all of a CSPv3.0 plant is unable to do so on time, on budget or at all, we may be unable to identify or engage a suitable replacement in a timely manner or at all. Further, in a busy market, limited access to plant and support services (for example, accommodation in nearby towns) may be difficult to secure with respect to the development and/or operation of our plant projects. If we are unable to identify, attract and hire contractors with the capabilities to deliver CSPv3.0 plants meeting our specifications or to secure associated plant and support services, it would have a material adverse effect on our business, results of operations and financial condition.
Risks Relating to Our Projects
Project Completion Risk
We have not yet completed contracting, construction and commissioning of our current projects. Athough we are not yet able to predict with specificity the capital expenditures that will be required to bring VS1 and SM1 online, we now believe that it will cost significantly more than our previous estimates. There can be no assurance that our projects will be contracted, constructed, commissioned and operated as described in this Annual Report, or at all.
We have not yet entered into binding construction contracts or obtained all necessary environmental, regulatory, construction and zoning permissions for our current projects. There can be no assurance that we will be able to enter into the contracts required for the development of our projects on commercially favorable terms, if at all, or that we will be able to obtain all of the environmental, regulatory, construction and zoning permissions we need. If we are unable to enter into favorable contracts or to obtain the necessary regulatory and land use approvals on favorable terms, we may not be able to construct and operate our assets as described in this Annual Report, or at all. Even after they are constructed, our projects must still undergo extensive testing and commissioning before operations can commence. There can be no assurance that we will not need to make adjustments to these facilities as a result of such testing or commissioning, which could cause delays and be costly. Finally, the construction of projects, generally, is inherently subject to the risks of cost overruns and delays. If we are unable to construct, commission and operate all of our projects as described in this Annual Report, or, when and if constructed, they do not accomplish the goals described in this Annual Report, or if we experience delays or cost overruns during construction, our business, operating results, cash flows and liquidity could be materially and adversely affected. The funding currently proposed is conditional on, for example, a final investment decision being made with respect to VS1.
We have not yet entered into binding construction contracts with many of our suppliers, but we anticipate that industry-wide inflationary pressures that have increased costs for materials and labor in our industry over the last several years will increase our anticipated expenses for the construction and development of VS1, SM1 and our other projects. This may make it more difficult for us to finance construction, testing and commissioning of those projects and may even cause one or more of our projects to no longer be economically viable. In particular, although we are not yet able to predict with specificity the capital expenditures that will be required to bring VS1 and SM1 online, we now believe that it will cost significantly more than our previous estimates of AUD 220 million for VS1 and AUD 80 million for SM1. We continue to negotiate with contractors and suppliers to finalize commercially acceptable terms.
While we believe that we will have sufficient funding to execute on our near-term business plan of completing the work and processes to progress VS1 to final investment decision, our funds will be insufficient to finance completion of VS1 and SM1 or otherwise pursue our long-term business and we will need substantial additional funds to meet projected capital expenditures, financing obligations and operating requirements related to the construction and development of VS1, SM1 and other projects. We are actively pursuing a number of potential financing opportunities, including government grants, government loans, public and private equity and debt offerings, joint ventures and collaborations and other strategic opportunities and means. There can be no assurance that we will able to be obtain sufficient funding to complete VS1, SM1 or any other project or business objective on commercially acceptable terms or at all.
CSP construction is complex as it is composed of a solar field, power block and thermal energy storage (“TES”) capability.
CSP construction entails a complex composition of a solar field, power block and TES. Certain aspects of CSPv3.0 construction are modular because each solar array in the solar field can be developed independently. However, the remaining construction is similar to traditional fossil fuel fired plants, which include installation of a steam generation system, steam turbine, condenser, air-cooled condensers and plant-control systems. This combination of unit processes requires precise engineering, construction, commissioning and operating capability, some of which we have yet to develop as the technology is commercialized. If we are unable to successfully develop or integrate the various components of CSPv3.0, we may be unable to deliver completed commercialized plants on the timelines we expect or at all, which could reduce revenue, limit our ability to execute our commercialization strategy and harm our reputation.
Projects developed by us may not have adequate transmission access, including permitting, and needed additions and upgrades.
Our generation sites will often need to be connected to the broader energy grid to facilitate construction and operation of the plants and to enable us to deliver energy to market. For “on-grid” projects, connecting to the transmission grid is a fundamental requirement for delivery of energy into the broader energy market. If we are unable to connect to the grid, the energy generated by the plant cannot be converted into revenue to us. Even for “off-grid” projects, connecting to the transmission grid is important for plant construction and maintenance. Further, energy generated by an “off-grid” plant still needs to be delivered to point of use which may or may not be nearby.
In addition to the physical connection to transmission lines, our projects will be impacted by the quantity and quality of the transmission infrastructure. Our plants may be unable to operate at peak capacity due to transmission line congestion, which can be caused by numerous factors such as insufficient available transmission capacity, significant fluctuations in electricity supply/demand profiles, or a high proportion of intermittent generation. Although we will attempt to use transmission studies to evaluate and address such issues, transmission studies may fail to appropriately quantify the amount and likelihood of potential curtailment in the context of a rapidly changing grid.
If we are unable to obtain transmission access that satisfies our requirements, or at all, our business and results of operations may be materially adversely affected.
Our technology has not yet been proven at utility scale and we have limited direct experience with manufacturing our product suite.
Our technology has not yet been implemented at utility scale. Deploying our CSPv3.0 technologies at that scale may present a variety of challenges not faced in smaller implementations, or difficulties present in smaller implementations may be exacerbated.
In addition, we have limited experience manufacturing the components required for our CSPv3.0 plants. This limited experience could create uncertainty on reliability for timely equipment delivery, ease of manufacture and parts replacement, and financial resources available to the project to support a change in manufacturer. This could significantly delay or cease project delivery, including on VS1 and other downstream pipeline projects which could adversely impact our commercialization and growth strategy.

Operations Risk
We may have underestimated increased O&M costs, lost production and / or required maintenance reserves for the first years and the last years of operations and late in project life (“ageing issues”) for projects utilizing our CSPv3.0.
“Teething” issues (unknowns associated with the early stages of a commercialized technology) are common during the first years of operation of new generation technologies. We may have underestimated increased O&M costs, lost production and / or required maintenance reserves for the first years of operation. As we do not have significant directly comparable historical data to guide our estimates, our estimates are based primarily on O&M costs, lost production and required maintenance reserves experienced by other parabolic trough and central tower CSP plants as well as significant management judgement of anticipated differences between those plants and CSPv3.0 plants. If we have underestimated these costs, it could materialize as higher than expected O&M costs, lower production or both. Similar effects could likely also be experienced late in the life of the project, as a result of the ageing of the equipment. This possible deviation from budget is related to the degree to which a technology is proven and operated over time. As CSPv3.0 is just beginning to be commercialized, the lack of an extensive operating track record reduces the confidence in the accuracy of estimated maintenance and repair costs. This could materialize in higher-than-expected costs in the near to medium term resulting in a lower than expected financial performance.
Revenue Risk — Volume
Energy production from our future projects may display high inter-annual volatility at levels in excess of forecast expectations.
Debt instrument rating agencies such as Fitch use the P50 as the basis for a base case production assumption and the one-year P90 as the starting point in the determination of a rating case production assumption. Higher than expected inter-annual variability in production could result in such agencies rating debt instruments for future projects as weaker than anticipated which has the potential to substantially increase the cost of capital for our CSPv3.0 projects. Further, even if debt instruments for future projects are not allocated any rating by any debt instrument ratings agencies, the criteria used by those ratings agencies generally inform the way that banks and other lenders underwrite debt. Higher than expected inter-annual variability in production could result in a reduction in the debt quantum available to and could pose debt servicing risks for us. This could result in projects employing our technology to no longer be economically viable which in turn could reduce sales of our products and services to customers.
We do not have any operating history / onsite measured data at a commercial scale. Energy production forecasts may be lower than estimated by production modelling forecasts.
Our energy production forecasts are currently based on in-silico modelling based on assumptions from suppliers and relevant engineering estimates and lacks actual operating data at a commercial scale. Our projects, in particular our earliest commercial projects, will be subject to significant uncertainty in their production forecasts which may lead to increased cost of capital or even failure to attract the capital required to deploy CSPv3.0 at a particular location which in turn could materially impede our commercialization and growth strategy.
We believe our projects may be able to derive revenue from regulatory mechanisms that materially insulate revenues from actual power generation alone (e.g., capacity payments); however, these mechanisms may fail to materialize within our target geographies.
CSP is one of the few renewable synchronous generators that can provide market services that intermittent renewable projects cannot such as inertia, system strength, frequency control, capacity credits and others. Accordingly, we believe that projects using our technology are well placed to secure these secondary streams of revenue. However, most of the regulatory mechanisms or proposed mechanisms for rewarding providers of these market services are in early stages of development and they may fail to materialize altogether which may result in reduced revenue and/or more volatile revenue.
Availability levels on our projects could be significantly impacted by the reliability of the technology and the quality of the maintenance services.
Issues within equipment, including Balance of Plant issues, are a key driver of project availability for our CSPv3.0 technology. Our use of parts, systems and components sourced from less established manufacturers or those lacking significant operational track records may expose us to greater risk of equipment performance issues. Further, we may be faced with long lead times to order replacement parts or the need to locate alternative replacement parts should a manufacturer cease production or fail to deliver to us. If we experience significant issues with the equipment we integrate into our plants, or if we are unable to obtain in a timely manner, or at all, replacement or substitute equipment, entire plants may suffer downtime. This in turn could result in lower-than-expected project revenues, harm our reputation within the industry and reduce future demand.
Revenue Risk — Price
Our project pipeline after VS1 may fail to secure long-term power purchase agreements (“PPA”), regulatory incentive mechanisms such as contracts for difference, feed-in tariffs and green certificates.
Our projects utilizing CSPv3.0 may be unable to secure long-term PPAs or regulatory incentive mechanisms from counterparties who are financially strong until CSPv3.0 is considered a “proven” or “mature” technology. Until that time, we may need to enter into PPAs with weaker counterparties and/or PPAs that entail significant exposure to merchant pricing and/or limited access to the market. Less desirable PPA counterparties or terms may lead to increased cost of capital for our projects or even prevent us from obtaining capital for certain projects at all. If we are unable to develop reference projects or are forced to incur substantially greater expenses in doing so, we may be unable to demonstrate that CSPv3.0 is a “proven” and “mature” technology which could have a material adverse effect on our prospects, financial condition and results of operation.
Debt Structure
Our projects may require repayment profiles stretching beyond what existing financing providers may be willing to offer in some or all of our target geographies.
Our CSPv3.0 technology has an assumed economic life of 30-years. However, financing providers may not provide tenors commensurate with the assumed economic life. If financing providers insist on shorter tenors and accelerated debt amortization for debt, our project economics for projects using our CSPv3.0 technology may be weaker than anticipated. Further, to service this shorter-term financing, we may require higher offtake prices than energy consumers would be willing to pay, which could result in projects failing to secure offtake structures or require financing providers to take a refinancing risk. If we are unable to secure satisfactory offtake structures, we may be unable to obtain the capital we need to build and deliver the projects in our pipeline which may have a material adverse effect on our prospects, financial condition and results of operation.
We expect that to obtain any debt financing of the type typically required for large and utility-scale commercial projects, we will need to obtain, among other things, a third-party energy assessment and a third-party engineering report in form and substance satisfactory to prospective lenders. Failure to obtain such assessments and reports could result in delays, increased expenses or project cancellation.
We expect that to obtain the type of debt financing typically required for large and utility-scale commercial power generation projects, we will need to obtain, among other things, a third-party energy assessment and a third-party engineering report in form and substance satisfactory to prospective lenders. These reports are closely scrutinized by prospective lenders. If any of these reports are determined to be inadequate in their scope, quality or authorship, prospective lenders may require higher interest rates or may be unwilling to lend at all. As a result, we may be required to delay or cancel future commercial projects or incur additional expenses to finance such projects.
Risks Relating to Our Corporate Operations
If we are not able to appropriately manage our growth strategy, our business operations and financial results could be adversely affected.
Our expected future growth presents numerous managerial, administrative and operational challenges. Our ability to manage the growth of our operations will require us to continue to improve our management information systems and our other internal systems and controls. In addition, our growth will increase our need to attract, develop, motivate, and retain both our management and professional employees. The inability of our management to effectively manage growth or the inability of our employees to achieve anticipated performance could have a material adverse effect on our business.

We will require a significant amount of capital to achieve our growth plans but obtaining it may be uncertain as we may not be able to secure additional financing on favorable terms, or at all.
While we believe that we will have sufficient funding to execute on our near-term business plan of completing the work and processes to progress VS1 to final investment decision, our funds will be insufficient to fully execute our long-term business plan and we will need substantial additional funds to meet projected capital expenditures, financing obligations and operating requirements related to the construction and development of projects, which are further described in the section of this Annual Report entitled “Business.” We will require a significant amount of capital to achieve our growth plans. At any time we seek to raise additional capital in order to meet various objectives, including developing projects in our project pipeline, developing existing or future technologies and solutions, increasing working capital, acquiring new customers, expanding geographically and responding to competitive pressures, capital may not be available on favorable terms or may not be available at all. Lack of sufficient capital resources could significantly limit our ability to take advantage of business and strategic opportunities and have a material adverse effect on our business prospects, results of operations and financial condition. Any additional capital raised through the sale of equity or debt securities with an equity component may dilute our existing equity owners. If we raise funds through the issuance of debt securities or through loan arrangements, the terms of such securities or loans could require significant interest payments, contain covenants that restrict our business, or include other unfavorable terms. If we are unable to comply with these covenants and service our debt, we may lose control of our business and be forced to reduce or delay planned investments or capital expenditures, sell assets, restructure our operations or submit to foreclosure proceedings, all of which could result in a material adverse effect upon our business. If adequate additional funds are not available, we may be required to delay, reduce the scope of, or eliminate material parts of our business strategy, including acquiring potential new customers or the continued development of new or existing technologies or solutions and geographic expansion.
A variety of factors beyond our control could impact the availability or cost of capital, including domestic or international economic conditions, increases in key benchmark interest rates and/or credit spreads, the adoption of new or amended banking or capital market laws or regulations, reductions in government incentives or policies that support renewable energy, the re-pricing of market risks and volatility in capital and financial markets, risks relating to the credit risk of our customers and the jurisdictions in which we operate, as well as general risks applicable to the energy sector. Elevated inflation and interest rate increases in the U.S. and globally may prevent us from obtaining financing on terms satisfactory to us or at all.
We have a history of operating losses and will likely incur substantial additional expenses and operating losses in the future. We may continue to be unprofitable for an extended period of time. Management has concluded that there is, and the report of our independent registered public accounting firm contains an explanatory paragraph that expresses, substantial doubt about our ability to continue as a “going concern”.
We have a history of operating losses and may continue to be unprofitable for an extended period of time. We incurred a net loss of $293.4 million and $15.2 million for the years ended June 30, 2024 and 2023, respectively and used net cash in operating activities of $40.3 million and $9.1 million for the years ended June 30, 2024 and 2023. As of June 30, 2024 and 2023, we had net current asset of $3.6 million and net current liabilities of $23.6 million, and net total deficit of $8.3 million and $29.4 million respectively. As of June 30, 2024 promissory notes totaling $5.9 million held by EDF were outstanding and included in our liabilities. We have invested, and will continue to invest, a substantial portion of the proceeds from the Financings and the EDF Note in capital expenditures or in pursuit of development opportunities. We will need to make significant initial investment to complete construction and begin operations of all of our projects. We may not be able to achieve profitability, and if we do, we cannot assure you that we would be able to sustain such profitability in the future.
We are forecasting that we will continue to incur significant operating cash outflows to fund our expansion and to meet all of our obligations, including interest and principal payments on the outstanding debt. As such, our ability to continue as a going concern is principally dependent on our ability to meet our cash flow forecast and our ability to raise funding as and when necessary. As a result of the above, there is material uncertainty related to events or conditions that may cast significant doubt (or raise substantial doubt as contemplated by PCAOB standards) on our ability to continue as a going concern, and therefore, that we may be unable to realize our assets and discharge our liabilities in the normal course of business. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. If we were not able to continue as a going concern, or if there were continued doubt about our ability to do so, the value of your investment would be materially and adversely affected.

Our revenue, expenses, and operating results may fluctuate significantly.
Our revenue, expenses, and operating results may fluctuate significantly because of numerous factors, some of which may contribute to more pronounced fluctuations in an uncertain global economic environment. In addition to the other risks described in this “Risk Factors” section, the following factors could cause our operating results to fluctuate:
•delays, increased costs, or other unanticipated changes in contract performance that may affect profitability, particularly with lump sum contracts or contracts that have funding limits;
•spending patterns of private and public sector customers;
•weather condition;
•budget constraints experienced by government customers;
•our ability to integrate any companies that we acquire;
•the number and significance of customer contracts commenced and completed during a quarter;
•the continuing creditworthiness and solvency of customers;
•reductions in the prices of products or services offered by our competitors; and
•legislative and regulatory enforcement policy changes that may affect demand for our products or services.
As a consequence, operating results for a particular future period are difficult to predict and, therefore, prior results are not necessarily indicative of results to be expected in future periods. Any of the foregoing factors, or any other factors discussed elsewhere herein, could have a material adverse effect on our business, results of operations and financial condition that could adversely affect our price.
Our business benefits in part from federal, state and local government support for renewable energy, and a decline in such support could harm our business.
We benefit in part from legislation and government policies that support renewable energy, and energy storage projects that enhance the economic feasibility of our solar energy projects. This support includes legislation and regulations that encourage or in some cases require other customers to procure power from renewable or low-emission sources or otherwise to procure services such as ours; and provide us or our customers with tax and other incentives that reduce costs or increase revenues.
Without this support, our ability to obtain project commitments could be adversely affected. ARENA has announced up to A$65 million on February 13, 2023 for VS1 and up to A$19.5 million and EUR 12.4 million from the HyGATE Program for SM1 on January 27, 2023. The award of this funding is subject to multiple conditions precedent, including but not limited to the ability to provide sufficient equity to meet the balance of funding requirements for the projects, the projects achieving financial close prior to specified dates and securing relevant permitting and approvals such as a grid connection. In addition, such government funding may require the consent of Nabors pursuant to the Shareholder and Registration Rights Agreement or trigger Nabor’s additional rights thereunder, which may make it more difficult to receive these grants.
Securing government support such as grant funding and concessional debt financing may result in increased government oversight and regulation for us or our subsidiaries.
To date, we and our subsidiaries have been the beneficiary of material amounts of grant funding which has assisted in the development and economic feasibility of our solar energy projects. In order to receive such funding, we or our subsidiaries must enter into agreements with the government which regulates how such funding is to be applied and includes detailed reporting and ‘knowledge sharing’ requirements which is intended to assist the government in promoting the expansion of the applicable technology on a commercial scale. As is customary for any concessional or debt financier, the agreements also contain controls and restrictions around how our projects are operated. Therefore, to the extent government grant and concessional financing is accessed, we or our subsidiaries will be subject to various governmental discretions and oversight with respect to how the business is undertaken.

Our business may be harmed if we are unable or fail to properly protect and enforce our intellectual property, and we may also be required to defend against claims or indemnify others against claims that our intellectual property infringes, misappropriates, or violates the intellectual property rights of third parties.
The success of our business depends in part on our proprietary technology, including our software, information, processes and know-how. We rely on patent, copyright, trademark, trade secret and other formal and informal protections to secure, protect, and enforce our intellectual property rights. We rely on a combination of the intellectual property protections afforded by patent, copyright, trademark, and trade secret laws in Australia, the United States, and other international jurisdictions, as well as license agreements and other contractual protections, to establish, maintain and enforce rights and competitive advantage in our proprietary technologies. In addition, we seek to protect our intellectual property rights through non-disclosure and invention assignment agreements with our employees and consultants, and through non-disclosure agreements with our business partners and other third parties.
We may be the target of industrial espionage and it is difficult for us to use Australian government-provided resources to protect against industrial espionage carried out by foreign state actors as we do not currently qualify under the ASIO as an entity that may request a security assessment in Australia and therefore can only require Australian police checks for our employees and cannot require baseline or secret security clearances which include an ASIO assessment. Despite our security measures, this lack of additional government protection could expose us to potential theft of trade secrets, intellectual property and industry know-how by employees who may act for other countries.
Despite our efforts to protect our proprietary rights, certain third parties, including our business partners, may attempt to unlawfully copy, obtain or otherwise use our intellectual property and proprietary information without our consent or our licensors may decline to license necessary intellectual property rights to us on terms favorable to the business. Although we may incur substantial costs in protecting our technology, we cannot be certain that we have adequately protected or will be able to adequately protect it, that our competitors will not be able to utilize our existing technology or develop similar technology independently or that foreign intellectual property laws will adequately cover or protect our intellectual property rights.
Patent, copyright, trademark, and trade secret laws also vary significantly throughout the world. A number of foreign countries do not protect intellectual property rights to the same extent as Australia or the United States. Therefore, our intellectual property rights may not be as strong or as easily enforced outside of Australia or the United States and efforts to protect against the infringement, misappropriation or unauthorized use of our intellectual property rights, technology and other proprietary rights may be difficult and costly. Furthermore, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain and any changes in, or unexpected interpretations of, intellectual property laws may compromise our ability to enforce our trade secrets and other intellectual property rights. Failure to adequately protect our owned and exclusively licensed intellectual property rights could result in our competitors using our intellectual property to offer similar products, potentially resulting in the loss of some of our competitive advantage, a decrease in our revenue and reputational harm caused by inferior products offered by third parties, which would adversely affect our business, prospects, financial condition and operating results.
In addition, we rely on our trademarks and brand to distinguish our products and services from those of our competitors and to maintain our goodwill. If we fail to adequately prosecute, maintain, enforce or defend our trademarks, we may lose rights in such trademarks and our brand and business may be adversely affected.
Monitoring unauthorized use of our intellectual property is difficult and costly, and the steps we have taken or will take to protect our intellectual property may not be sufficient to effectively prevent third parties from infringing, misappropriating, diluting or otherwise violating our intellectual property rights. Any enforcement efforts we undertake, including litigation, could require involvement of the licensor, be time-consuming and expensive, and could divert our resources, all of which could harm our business, results of operations and financial condition.
Further, despite our precautions, it may be possible for third parties to illegally obtain, copy, use, and commercialize our intellectual property without our consent. Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting and enforcing our intellectual property rights against competitors, may adversely affect our business, prospects, financial condition and operating results.

Our patent applications may not result in issued patents or our patent rights may be contested, circumvented, invalidated or limited in scope, any of which could have a material adverse effect on our ability to prevent others from interfering with commercialization of our products.
Our patent portfolio currently consists primarily of patent applications with a few granted patents. We cannot be certain that our patent applications will result in issued patents, which may have a material adverse effect on our ability to prevent others from commercially exploiting products similar to our products to our disadvantage. The status of our patent applications involves complex legal and factual questions and the breadth of claims under any patents that may issue from such patent applications is uncertain. In addition, we cannot be certain that the patent applications that we file will result in patents being issued, or that our patent rights will afford sufficient protections against competitors with similar technology. For example, issued patents may be circumvented or challenged, declared invalid or unenforceable or narrowed in scope. Numerous patents and pending patent applications owned by others exist in the fields in which we have developed and are developing our technology, any number of which could be considered prior art and prevent us from obtaining a patent. As a result, patent application delays could cause delays in recognizing revenue and could cause us to miss opportunities to license patents before other competing technologies are developed or introduced into the market. In addition to those who may claim priority, any of our future or existing patents or pending patent applications (including those we have rights to under exclusive license) may also be challenged by third parties on the basis that our patent rights are otherwise invalid or unenforceable. Furthermore, patent applications filed in foreign countries may be subject to laws, rules and procedures that differ from those of Australia and the United States, and thus we cannot be certain that foreign patent applications related to issued Australia or U.S. patents will be issued or offer similar protections.
We may need to defend ourselves against intellectual property infringement claims, which may be time-consuming and could cause us to incur substantial costs regardless of outcome.
Companies, organizations or individuals, including our current and future competitors, may hold or obtain patents, trademarks or other intellectual property rights that would prevent, limit or interfere with our ability to make, use, develop, sell, license, lease or market our products or technologies, which could make it more difficult for us to operate our business. In the future, some of our products could be alleged to infringe, misappropriate, or violate existing patents, trade secrets, or other intellectual property of third parties, and we cannot be certain that we will prevail in any intellectual property dispute. In addition, any future litigation required to enforce any patents that may issue on our patent applications, to protect our trade secrets or know-how or to defend ourselves or third parties indemnified by us against claimed infringement of the rights of third parties could harm our business, financial condition, and results of operations. In addition, if a court finds that we have infringed, misappropriated or violated a third party’s intellectual property rights, we may be required to do one or more of the following:
•cease selling, licensing, leasing, incorporating or using products that incorporate the infringing intellectual property;
•pay substantial damages;
•materially alter research and development activities and proposed production processes;
•obtain a license from the holder of the infringed intellectual property right, which may not be available on reasonable terms or at all; or
•redesign our solar technology and facilities at significant expense.
We also license intellectual property from third parties, and we may face claims that our use of this intellectual property infringes or violates the rights of others. In such cases, we may seek indemnification from our licensors as permitted by our license agreements. However, our indemnification rights may be unavailable or insufficient to cover our costs and losses and will depend on our use of the technology or whether we choose to retain control over any potential litigation. Any litigation or claims, whether or not well-founded, could result in substantial costs, negative publicity, reputational harm and diversion of resources and management’s attention.
We may have to share sensitive or confidential information with suppliers and construction partners, which may result in unauthorized disclosure by such third parties to others of trade secrets or know-how resulting in a loss of our competitive advantage.
We rely on proprietary information (such as trade secrets, know-how, and confidential information) to protect intellectual property that may not be patentable, or that we believe is best protected by means that do not require public disclosure. We generally seek to protect this proprietary information by entering into confidentiality agreements, or consulting, services, or employment agreements that contain non-disclosure and non-use provisions with employees, consultants, contractors, scientific advisors, and third parties. However, we cannot guarantee that we have entered into such agreements with each party that has or may have had access to our trade secrets or proprietary information and, even if entered into, these agreements may be breached by such third parties or may otherwise fail to prevent disclosure or third-party infringement, misappropriation, or violation of our proprietary information; may be limited as to their term; and may not provide an adequate remedy in the event of unauthorized disclosure or use of proprietary information. In addition, despite these protections our proprietary information may otherwise become known without fault of us or be independently developed by our competitors or other third parties. To the extent that our employees, consultants, contractors, and other third parties use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. Costly and time-consuming litigation could be necessary to attempt to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain protection for our proprietary information could adversely affect our competitive business position, prospects, financial condition and operating results. Furthermore, laws regarding trade secret rights in certain international jurisdictions where we operate may afford little or no protection to our trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that trade secret to compete with us in that jurisdiction. If any of our trade secrets were to be disclosed (whether lawfully or otherwise) to or independently developed by a competitor or other third party, it could have a material adverse effect on our business, prospects, operating results, and financial condition.
Our registered or unregistered trademarks or trade names may be challenged, infringed, diluted, tarnished, circumvented or declared generic or determined to be infringing on other marks.
Our registered or unregistered trademarks or trade names may be challenged, infringed, diluted, tarnished, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential collaborators or customers in our markets of interest. At times, competitors may adopt trade names or trademarks similar to our trade names or trademarks, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement, dilution or tarnishment claims brought by owners of other trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively, and our business may be adversely affected. Our efforts to enforce or protect our proprietary rights related to trademarks, trade names, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely affect our business, financial condition, results of operations and prospects.
We also rely on physical and electronic security measures to protect our proprietary information, but we cannot guarantee that these security measures provide adequate protection for such proprietary information or will never be breached. There is a risk that third parties may obtain unauthorized access to, and improperly utilize or disclose, our proprietary information, which would harm our competitive advantages and reputation. We may not be able to detect or prevent the unauthorized access to, or use of, our information by third parties, and we may not be able to take appropriate and timely steps to mitigate the damages (or the damages may not be capable of being mitigated or remedied).
Our business, financial condition, results of operations and prospects may be materially adversely affected by the extensive regulation of our business.
Our operations are subject to complex and comprehensive federal, state and other regulation. This extensive regulatory framework, portions of which are more specifically identified in the following risk factors, regulates, among other things and to varying degrees, our industry, businesses, rates and cost structures, operation and licensing of solar power facilities, construction and operation of electricity generation facilities and acquisition, disposal, depreciation and amortization of facilities and other assets, decommissioning costs and funding, service reliability, wholesale and retail competition, and solar renewable energy certificates trading. In our business planning and in the management of our operations, we must address the effects of regulation on our business and any inability or failure to do so adequately could have a material adverse effect on our business, financial condition, results of operations and prospects. Our business, financial condition, results of operations and prospects could be materially adversely affected as a result of new or revised laws, regulations, interpretations or ballot or regulatory initiatives.
Our business is influenced by various legislative and regulatory initiatives, including, but not limited to, new or revised laws, including international trade laws, regulations, interpretations or ballot or regulatory initiatives regarding deregulation or restructuring of the energy industry, and regulation of environmental matters, such as environmental permitting.

Changes in the nature of the regulation of our business could have a material adverse effect on our business, financial condition, results of operations and prospects. We are unable to predict future legislative or regulatory changes, initiatives or interpretations, although any such changes, initiatives or interpretations may increase costs and competitive pressures on us, which could have a material adverse effect on our business, financial condition, results of operations and prospects.
Our business may be impacted by climate change, existing or new environmental regulations, and related risks.
Our operations, suppliers, and customers may be directly or indirectly affected by climate change, extreme weather events, and other natural disasters caused by climate change.
Extreme weather events, and other natural disasters caused by climate change may directly impact our ability to develop and operate solar energy projects. This may result in a deterioration in relationship between us and our customers, and reputational damage. It may further result in damages or costs claims from customers to the extent that we are not able to rely on force majeure provisions in our customer contracts.
Extreme weather events and other natural disasters caused by climate change may directly impact our suppliers’ facilities or operations, which may result in delays in materials being delivered to us or increases in costs to minimize or mitigate delays or to secure alternative sources of supply. In such a case, we may not, however, be successful in finding alternative sources and we may not be able to fulfill our commitments to our customers. This may result in a loss of anticipated sales, a deterioration in relationship between us and our customers, and reputational damage. It may further result in damages or costs claims from customers to the extent that we are not able to rely on force majeure provisions in our customer contracts, or to pass on such liabilities to our suppliers.
Our costs may increase as we implement initiatives in response to climate change, either voluntarily or in response to requirements imposed by customers, suppliers or regulators. Suppliers may pass on cost increases related to the impact of climate change on their own operations, and we may not be able to pass these cost increases on to customers. Our costs may also increase as a result of increased taxes or tariffs related to climate change.
Changing regulatory requirements or customer, consumer or investor standards, and expectations in relation to climate change, sustainability and environmental matters may increase our operational and compliance costs.
We, our suppliers and service providers are required to comply with environmental laws and regulations. The production and transportation of products and other inputs in the project development process involves the risk of accidents, spills or contamination. Any of these occurrences could cause harm to the environment, which may lead to disruption in our operations and supply chain, regulatory sanctions and remedial costs, and reputational harm, any of which could negatively impact our operating and financial performance.
Any reductions or modifications to, or the elimination of, governmental incentives or policies that support renewable energy in general, and CSP/CST in particular, could have a material adverse effect on our business, financial condition, results of operations and prospects.
We currently depend heavily on government policies that support utility scale renewable energy and enhance the economic feasibility of developing and operating solar energy projects in regions in which we operate or plan to develop and operate renewable energy facilities. The Australian government provides incentives, such as Large-scale Generation Certificates that support or are designed to support the sale of energy from utility scale renewable energy facilities, such as wind and solar energy facilities. As a result of budgetary constraints, political factors or otherwise, governments from time to time may review their laws and policies that support renewable energy and consider actions that would make the laws and policies less conducive to the development and operation of renewable energy facilities. Any reductions or modifications to, or the elimination of, governmental incentives or policies that support renewable energy or the imposition of additional taxes or other assessments on renewable energy, could result in, among other items, the lack of a satisfactory market for the development and/or financing of new renewable energy projects, our abandonment of the development of renewable energy projects, a loss of our investments in the projects and reduced project returns, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our business will depend on experienced and skilled personnel and substantial specialty subcontractor resources including key offshore personnel that may be required (e.g., turbine supplier) to verify satisfactory installation of various components of our plants. If we lose key personnel or if we are unable to attract and integrate additional skilled personnel, it will be more difficult for us to manage our business and complete projects.
The success of our business and construction projects will depend in large part on the skill of our personnel and on trade labor resources, including those with certain specialty subcontractor skills. Competition for personnel, particularly those with expertise in the energy services and renewable energy industries, is high. In the event we are unable to attract, hire and retain the requisite personnel and subcontractors, we may experience delays in completing projects in accordance with project schedules and budgets.
Further, any increase in demand for personnel and specialty subcontractors may result in higher costs, causing us to exceed the budget on a project. Either of these circumstances may have an adverse effect on our business, financial condition and operating results, harm our reputation among and relationships with our customers and cause us to curtail our pursuit of new projects.
Our future success is particularly dependent on the vision, skills, experience and effort of our senior management team, including our executive officers. If we were to lose the services of any of our executive officers or key employees, our ability to effectively manage our operations and implement our strategy could be harmed and our business may suffer.
Security and privacy breaches, loss of proprietary information, and service interruptions caused by computer malware, viruses, ransomware, hacking, phishing attacks, and other network disruptions could have a negative impact on our business, financial condition, and operations.
Computer malware, viruses, physical or electronic break-ins and similar disruptions could affect our systems, and could lead to interruption, delays, and failures in our services and operations and loss, misuse or theft of data. Computer malware, viruses, ransomware, hacking, phishing attacks or denial of service, against online networks have become more prevalent and sophisticated and may occur on our systems. Any attempts by cyber attackers to disrupt our or our service providers’ services or systems, if successful, could harm our business, result in liability to data subjects, governmental authorities or third parties, result in the misappropriation of funds or data, be expensive to remedy and damage our reputation or brand. Insurance may not be sufficient to cover significant expenses and losses related to cyber-attacks. Our facilities and systems, and those of our third-party service providers, could be vulnerable to security breaches, computer viruses, lost or misplaced data, programming errors, scams, burglary, human errors, acts of vandalism, or other events. Efforts to prevent cyber attackers from entering computer systems are expensive and time-consuming to implement, and despite contractual obligations, we may not be able to cause the implementation or enforcement of such preventions with respect to our third-party vendors. Though it is difficult to determine what, if any, harm may directly result from any specific interruption or attack, any failure to maintain performance, reliability, security and availability of systems and technical infrastructure may, in addition to other losses, harm our reputation, brand and ability to attract customers and result in legal and regulatory liabilities.
There are several factors ranging from human error to data corruption that could materially impact the efficacy of any processes and procedures designed to enable us or our customers to recover from a disaster or catastrophe, including by lengthening the time services are partially or fully unavailable to customers and users. It may be difficult or impossible to perform some or all recovery steps and continue normal business operations due to the nature of a particular cyber-attack, disaster or catastrophe or other disruption, especially during peak periods, which could cause additional reputational damages, or loss of revenues, any of which would adversely affect our business and financial results.
We may be deemed an energy supplier under local or international laws and may become subject to extensive and complex legislation and regulations or may in certain cases be required to register as a regulated entity under those jurisdictions’ laws and regulations.
We may be subject to energy supplier laws and regulations in the jurisdictions in which we conduct business or have assets. These laws and regulations may apply if we are deemed to be an energy supplier under Australian laws or the laws of other jurisdictions in which we conduct business or have assets. If these laws and regulations apply to us, then we may need to register as a regulated entity in the relevant jurisdiction and may also be subject to extensive and complex laws and regulations.

Risks Relating to VS1
The VS1 reference project is important to the future of the business and requires a substantial scale up relative to the Jemalong Solar Station (“JSS Demonstration Plant”) and carries significant risk associated with factors such as technology readiness, organizational capability to deliver and production ramp up.
VS1 is our reference project to demonstrate the viability of CSPv3.0 at a utility scale. Accordingly, the success of VS1 is important to the future of our business. VS1 may be delayed due to a variety of factors outside of our control such as a complex grid connection process, permitting delays, updated legislation forcing permits to be re-acquired, failure to attract the required financing or to satisfy conditions precedent to such financing, construction delays, cost overruns, loss / theft of a key piece of equipment, longer than expected commissioning process and a slower than expected ramp-up of production post commissioning. A delay or failure in the delivery of VS1 could materially impact our overall growth strategy and substantially reduce the potential to commercialize our product offering. Additionally, the secured concessional financial support from the Australian government for VS1 is conditioned upon our achievement of financial close of VS1 by June 2025. An agreement was reached with ARENA to amend the dates in the ARENA Funding Agreement.
In addition, the VS1 project involves a substantial scale up relative to the JSS Demonstration Plant and carries significant risk associated with factors such as technology readiness, organizational capability to deliver and production ramp up. We have never delivered a commercial project. The last successful project delivered by us was a 1.1MW grid-connected pilot plant that was decommissioned in 2020. We may experience issues with scaling up our technology to the size required for VS1 and other large and utility-scale projects which may have a material adverse effect on our business in the form of higher costs, reduced demand and delayed growth. A delay or failure in the delivery of VS1 could materially impact our overall growth strategy and substantially reduce the potential to commercialize our product offering.
We are only a 50% owner of, and do not outright control, SiliconAurora.
SiliconAurora’s support may be important in ensuring the success of VS1 and other projects in our project pipeline. Should our relationship with our SiliconAurora joint venture partner, 1414 Degrees, turn adversarial, or should we otherwise fail to appropriately manage this business with 1414 Degrees, it may significantly delay VS1 and/or other projects in our project pipeline and have material adverse outcomes for the overall prospects of our business.
Risks Relating to Our Technology
We may be unable to adapt our technologies and products to meet shifting customer preferences or industry regulations, and our rivals could create products that reduce the demand for our offerings.
Rapidly changing technologies and industry standards, along with frequent new product introductions, characterize the renewable energy industry and the industries of many of our customers and potential customers. Our financial performance depends, in part, on our ability to design, develop, manufacture, assemble, test, market and support new products and technology enhancements on a timely and cost-effective basis.
We have not commercialized any of our products. To date, our principal focus has been on research and development activities (including operating the Jemalong Demonstration Plant for 32 months), to improve our technology and make our product offerings more attractive to potential customers. These activities are subject to various risks and uncertainties we are not able to control, including changes in customer demand, negative market perceptions of CSP technology due to known issues associated with the deployment of previous iterations of CSP technology (as discussed elsewhere in this report) or industry standards and the introduction of new or superior technologies by others. Moreover, any failure by us in the future to develop new technologies or to timely react to changes in existing technologies could materially delay our development of new products, which could result in product obsolescence, decreased revenues and a loss of market share to competitors. In addition, products or technologies developed by others may render our products or technologies obsolete or non-competitive. Further, if our products are not in compliance with prevailing industry standards, such non-compliance could materially and adversely affect our financial condition, cash flows and results of operations.
The development and delivery of our modular CSPv3.0 plants will require substantial funding. Our projects may rely on outside sources to finance this, and such financing may not be available on favorable terms or at all.
To date, we have relied to a significant extent on government funding, in the form of grants, to develop and validate our technology. Similarly, we have conditional government funding approval for up to AUD 65 million grants and up to AUD 110 million in concessional financing for the development of VS1 and we and our consortium partner, Mabanaft, conditional government funding for up to AUD 19.5 million and EUR 12.4 million for the development of SM1. How much of this financing we receive will depend on our ability to satisfy certain funding and/or grant conditions (for example, with respect to the AUD 110 million concessional financing for VS1, a final investment decision being made), and there can be no assurance that we will be able to meet such conditions. For more information, please see the risk factor entitled “Our business benefits in part from federal, state and local government support for renewable energy, and a decline in such support could harm our business.” In addition, the conditional government funding and concessional financing will not cover the full costs of development and delivery of VS1 and SM1. Accordingly, we and where applicable, our consortium partners, will need to obtain and invest significant capital to these projects in order to complete them.
We expect that future projects we undertake for our own account will require primarily private, as opposed to government financing to develop. Similarly, we expect that our projects for customers will typically be financed by private third parties. For the modular concentrated solar power plants that we develop, we expect our customers to rely on a combination of their balance sheets and project-finance debt to fund construction costs. If our customers are unable to raise funds on acceptable terms when needed, we may be unable to secure customer contracts, the size of contracts we do obtain may be smaller or we could be required to delay the development and construction of projects, reduce the scope of those projects or otherwise restrict our operations. Any inability by our customers to raise the funds necessary to finance our projects could materially harm our business, financial condition and operating results.
We expect to face significant competition in the future as the CSP industry and wider energy industry develop.
The landscape of the energy industry is in flux driven by the global drive to decarbonize the existing energy system. The increased investment that is expected to be deployed into this sector globally could result in the creation of new technologies that are not yet available and/or material improvements to other technologies that may have the potential to outcompete our CSPv3.0 technology and be better suited to serve demand that we expect we are well positioned to serve in the current environment. This competition may come from competitors within the CSP industry or from the wider energy industry. Should this materialize, the portion of the total addressable market that we could capture will be lower than expected which would translate to lower than expected revenues that could harm the business.
We have not yet integrated molten salt TES into our overall technology offering.
The incorporation of molten salt TES is a key driver of the overall economics of our technology. Molten salt is widely deployed across the world in multiple CSP projects as a TES. However, we have not integrated molten salt TES in the projects we have completed to date. Failure to integrate molten salt TES appropriately at VS1 and other future projects could have a material adverse effect on the attractiveness of our technology to customers which could significantly impede our growth strategy, reduce revenues and materially harm our business.
We use liquid sodium, a material that is highly reactive and can be dangerous when inappropriately handled, as an HTF.
The use of liquid sodium metal as the HTF from the solar receivers to the molten salt heat transfer system is the crucial innovation that unlocks the inherent modularity that is a key benefit of our CSPv3.0 system. Liquid sodium, if improperly managed, could burn to create large volumes of acrid smoke or react explosively if exposed to water. We have, in the past, experienced sodium loss of containment events at the JSS Demonstration Plant in 2015. Further, use of sodium in CSP by other companies stalled following a major loss of containment at the Plataforma Solar de Almeria. If there is a major incident involving sodium in VS1 or other downstream projects developed using our technology, concerns about the safety and viability of using sodium in CSP could negatively affect market perception of the technological and commercial readiness of our technology. If this occurs, demand for our technology may be reduced which could result in a reduction in revenue and may adversely affect the growth prospects of the business. Loss of containment incidents in VS1 could also result in remedial liabilities, fines, or penalties under environmental laws, which may increase costs or restrict our operating activities.
Hydrogen, methanol and other hydrogen derivatives are flammable fuels that are inherently dangerous substances.
We expect that some customers will use our systems to create hydrogen gas and downstream derivatives such as methanol through electrolysis, distillation and other similar industrial processes. While our products do not use this fuel in a combustion process, hydrogen gas is a flammable fuel that could leak and combust if ignited by another source, which could result in liability under environmental or occupational health and safety laws. Further, any such accidents involving our products or other products using similar flammable fuels could materially suppress demand for, or heighten regulatory scrutiny of, our products.

The risk of product liability, environmental, or occupational health and safety claims and associated adverse publicity is inherent in the development, manufacturing, marketing and sale of hydrogen, a flammable gas. Any liability for damages resulting from malfunctions or design defects could be substantial and could materially adversely affect our business, financial condition, results of operations and prospects.
Our, and our potential customers’ green hydrogen and downstream derivative production plants may seek to purchase an insurance policy to insure such project to mitigate this operational risk, but due to the nascent industry and market for these products, it is unknown what the financial burden might be of any such insurance policy, and we, or our customers, may determine that the costs of insuring for these risks make it impractical to obtain insurance. Accordingly, we cannot guarantee that each plant will purchase insurance nor that any insurance coverage purchased will be adequate. Any uninsured occurrence of business disruption, litigation, natural disaster, or significant damages to uninsured equipment or technology infrastructure could result in substantial costs and diversion of resources and could adversely affect our financial condition and results of operations.
CSPv3.0 requires the use of a number of complex components, equipment and interconnections, some of which have been custom designed by or for us and have not been used in commercial projects in the past. Any failure of such components, equipment or interconnections could result in delays, impaired performance, increased costs and damage to our reputation.
The complexity and ongoing development of our product designs and manufacturing processes could lead to design or manufacturing problems. Problems might result from a number of factors, including design defects, materials failure, failure of components manufactured by our suppliers to meet our specifications, contamination in the manufacturing environment, impurities in the materials used, and unknown sensitivities to process conditions such as temperature and humidity, and equipment failures. Any errors or defects could:
•cause lower than anticipated yields and lengthen delivery schedules;
•cause delays in product shipments;
•cause delays in new product introductions;
•cause us to incur warranty expenses;
•result in increased costs and diversion of development resources;
•cause us to incur increased charges due to unusable inventory;
•require design modifications;
•could have implications for timing of revenue recognition and associated costs; or
•decrease market acceptance or customer satisfaction with these products.
The occurrence of any one or more of these events could adversely affect our business, reputation and operating results.
The performance of our technology may be affected by field conditions and other factors outside of our control, which could result in harm to our business and financial results.
Field conditions, such as the natural elements and utility processes which vary by region and may be subject to seasonal fluctuations, are not always possible to predict until the CSP equipment is in operation. Although we believe we have designed our systems to successfully withstand the variety of field conditions we expect to encounter as we move into new geographies and deploy new service configurations, we may encounter new and unanticipated field conditions. Adverse impacts on performance may require us to incur significant re-engineering costs or divert the attention of our engineering personnel from product development efforts. Furthermore, we may be unable to adequately address the impacts of factors outside of our control in a manner satisfactory to our customers. Any of these circumstances could significantly and adversely affect customer satisfaction, market acceptance, and our business reputation.
Our technology has undergone preliminary modelling using a historical weather profile, which refers to a set of data that reflects past weather patterns in a particular area. This historical data is used to simulate the performance of our technology under various weather conditions. However, the use of historical weather data is not as accurate as forecasted weather data, which takes into account real-time weather information to provide a more accurate prediction of future weather patterns (but cannot guarantee future weather outcomes).
The equipment we procure and manufacture may have shorter lifetime and / or degrade faster than expected resulting in the loss of a competitive advantage, which could result in harm to our projects, reputation in the market and financial results.
Our growth strategy depends in part on developing durable systems, products, technologies, and offering maintenance services. These reusable systems, products, technologies and systems will have a limited useful life. While we intend to design our products and technologies for a certain lifespan, which corresponds to a number of cycles, there can be no assurance as to the actual operational life of a product or that the operational life of individual components will be consistent with its design life. A number of factors will impact the useful lives of our products and systems, including, among other things, construction, the durability of their component parts and availability of any replacement components, and the occurrence of any anomaly or series of anomalies or other risks affecting the technology during installation and operation. In addition, any improvements in technology may make our existing products, designs, or any component of our products prior to the end of its life obsolete. If our systems, products, technologies and services and related equipment have shorter useful lives than we currently anticipate, this may lead to delays in increasing the rate of our follow on work and new business, which would have a material adverse effect on our business, financial condition, and results of operations. In addition, we are continually learning, and as our engineering and manufacturing expertise and efficiency increases, we aim to leverage this learning to be able to manufacture and install our products and equipment using less equipment, which could render our existing inventory obsolete.
Leaks have occurred in the floors of hot-salt tanks at operating CSP plants, and the advanced hot tank design we use has not been tested commercially.
Several leaks in the floors of hot-salt tanks have occurred at operating CSP plants using earlier versions of CSP technology. While the cause for these tank failures have generally been reported as construction errors, the leaks could also potentially be caused by friction forces between the tank floor and the foundations. Repairing the tanks may create delays that significantly degrade plant availabilities. In addition, salt that leaks into the foundation can introduce increased thermal losses, cause overheating of the foundation, and produce nitrogen oxides. There are no standard designs for molten salt tanks with the American Petroleum Institute Standard 650 (limited to 2.5 psi and 200°F) the closest design code for these tanks. The advanced hot tank design we use, which was developed by a consortium including us, is a new tank design that has not yet been demonstrated at commercial scale, and there is no guarantee that this design will work as intended. Should this tank design fail, plants using our technology could cease operations for extended periods of time, which may damage our reputation in the market resulting in significantly reduced orders from customers and fewer developed projects, which may materially harm the prospects of the business.
Certain steam generation systems (“SGS”) and heat exchangers used in existing CSP projects have become subject to defects or issues that limit their use. Designs developed by us and/or our supplier partners to overcome such defects/issues may not be effective.
There have been some issues with heat exchangers and SGS used in existing CSP projects having known manufacturing defects, specifically on the tube to tubesheet welding of those heat exchangers and SGS. Additionally, such heat exchangers and SGS have known issues regarding their process design, most notably being subjected to excessive temperature gradients during operation. We have developed a system to minimize the excessive temperature gradients referenced above, and employ an Internal Bore Welded design for the tube-to-tubesheet in our heat exchangers and as specified to the preferred SGS supplier. However, this combination and integration of process and equipment design has not been demonstrated at commercial scale and there is no guarantee that it will work once scaled up. Should the designs developed by us and our supplier partners fail to perform as expected in mitigating these defect/issues to the extent such heat exchangers and SGS are used in our projects, our competitive edge across our overall system design may fail to materialize, which could result in lower than expected reliability for the technology potentially resulting in lower than expected deployment of our technology, which may in turn materially harm the prospects of our business.
Our performance and dynamic models have limited validation at a commercial scale and are primarily based on in-silico analyses.
We have developed a one-minute production modelling software and a one-second dynamic modelling software that projects the overall performance of the system from a commercial and technical perspective ahead of the physical plants being developed. The models have been developed primarily from in-silico analyses completed using supplier data and internal engineering information. The commercial and commercial reference scale plants that have been modelled have not been developed or verified against existing plants in operation, and it is possible that the models do not appropriately account for the overall performance of our technology. This could result in our technology underperforming our projections and have a negative impact on our growth rates.
Environmental and Cultural Risks
Future CSP plants we develop may indirectly harm local animal or plant populations, which may expose us to reputational and other risks.
The known environmental impacts of CSP plants on local ecosystems can be significant, and can include disturbances to the ecosystem, loss of ecosystem functions, and indirect mortalities to local fauna. Bird mortalities are a primary concern due to collisions with top mirrors and buildings and heat shock from concentrated light beams. Birds and insects may also mistake reflecting surfaces for air or water and collide with those surfaces. If built on agricultural land, vegetation growth below and between solar collectors can contribute to fire risk, and herbicides used to prevent growth can have toxic effects and persist in the soil. CSP plants may also cut off migration routes and introduce alien species to the area.
Additionally, CSP plants are often located in areas with high biodiversity, and their construction and operation can lead to habitat loss and fragmentation. This can have significant impacts on local ecosystems, potentially leading to the endangerment or extinction of species. Further, the mirrors used in CSP plants can cause glare, which can be harmful to birds and other flying animals, leading to collisions and injury or death. Such incidents may result in negative community action or sentiment, legal liabilities, and/or reputational damage for us.
Future CSP plants we develop may displace or otherwise adversely impact indigenous communities, leading to reputational and other damage for us.
The introduction of a CSP plant in a given area may displace indigenous communities occupying that area, potentially disrupting traditional livelihoods and leading to adverse social and economic impacts for those communities. Any loss of traditional land use, sacred sites and/or cultural practices by indigenous communities due to changes in land ownership and use related to a CSP plant may lead to cultural loss and trauma for indigenous communities occupying the relevant area. Additionally, conflicts may arise between our interests and those of the indigenous communities regarding the use of natural resources (such as water) on or around land occupied by those indigenous communities. The realization of these risks may result in negative community action or sentiment, legal liabilities, and/or reputational damage for us.
Plants using our technology are large industrial facilities that may attract negative attention from protestors and / or local communities around the presence of an industrial asset.
Industrial facilities can generally only be developed in designated areas especially in locations with less available land than Australia. This could result in public opposition and / or local community action against projects which could result in a loss of our social license to operate and lawsuits which could have an adverse impact on our reputation, business, prospects and results of operation.
Financial, Tax and Accounting Risks
We previously identified and disclosed material weaknesses in our internal control over financial reporting for the period ended June 30, 2023. If we identify additional material weaknesses in the future or otherwise fails to maintain an effective system of internal control over financial reporting, this may result in material misstatements of our consolidated financial statements or cause us to fail to meet our periodic reporting obligations.
We are not required to comply with the rules of the SEC implementing Section 404(a) of the Sarbanes-Oxley Act, to furnish a report by management on the effectiveness of our internal control over financial reporting until our Annual Report for the year ended June 30, 2025. Accordingly, we did not make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Further, for as long as we remain an EGC, pursuant to Section 404(b) of the Sarbanes-Oxley Act, we will not be required to comply with the independent registered public accounting firm attestation requirement on our internal control over financial reporting. As such, our independent registered public accounting firm has not made a formal assessment of the effectiveness of our internal control over financial reporting.
If we are unable to establish or maintain appropriate internal control over financial reporting or implement these additional requirements in a timely manner or with adequate compliance, it could result in material misstatements to our consolidated financial statements, failure to meet our reporting obligations on a timely basis, increases in compliance costs, cause our independent registered public accounting firm to be unable to certify as to the adequacy of our internal controls over financial reporting, and subject us to adverse regulatory consequences, all of which may adversely affect investor confidence in, and the value of, our Class A Common Stock, all of which may adversely affect investor confidence in, and the value of, our securities.
In connection with the preparation of our consolidated financial statements for the year ended June 30, 2023, and as previously disclosed in our Form 20-F we identified material weaknesses ,relating to, (i) the lack of appropriately designed, implemented and documented procedures and controls at both the entity- and process-level to allow us to achieve complete, accurate and timely financial reporting, (ii) not having designed and implemented controls to maintain appropriate segregation of duties, which could have a pervasive impact over the preparation of the financial statements and (iii) the lack of personnel with appropriate knowledge and experience relating to SEC reporting requirements to enable the entity to design and maintain an effective financial reporting process.
Remediation Efforts to Address the Previously Disclosed Material Weaknesses
Our management, with oversight from our Audit Committee, has implemented the following remediation steps to address the previously disclosed material weaknesses and to improve our internal control over financial reporting:
•Implementation and documentation of all designed transactional and entity level procedures and accompanied controls;
•Engaged third party advisors, Deloitte Touche Tohmatsu Limited (DTTL or Deloitte), to provide in depth analysis of control design, implementation and documentation;
•Segregated duties review, board approved delegation of authority and introduced periodic monitoring of potential segregation of duties conflicts within key financial reporting processes;
•Implemented additional internal monitoring activities, including enhancing the analytical procedures, journal entries and balance sheet reconciliations, to add depth to our review process and improve our segregation of duties;
•Added additional employees to the financial team, enriching the depth of SEC knowledge as well as assisting with delegation of authorities between a larger number of individual; and
•Continuous use of SEC advisors and counsel (e.g. White & Case) in relation to SEC disclosures and filing.
Accordingly, we concluded the previously reported material weaknesses have been remediated as of June 30, 2024.
In order to maintain and improve the effectiveness of our internal control over financial reporting, we anticipate that we will continue to expend, significant resources, including accounting-related costs and significant management oversight. Any failure to maintain effective disclosure controls and internal control over financial reporting could adversely affect our business and operating results and could cause a decline in the price of the Ordinary Shares.
Risks Related to Ownership of Our Securities
Concentration of ownership among the RRA Parties, including AgCentral, our executive officers, directors, Nabors Lux, previous officers and directors of NETC and their affiliates may prevent new investors from influencing significant corporate decisions.
The RRA Parties, including AgCentral, our executive officers, directors, Nabors Lux, previous officers and directors of NETC and their affiliates hold, collectively, the vast majority of the outstanding Ordinary Shares. Through their ownership of a majority of our voting power and the provisions set forth in our Constitution, the RRA Parties have the ability to designate a majority of our directors to be nominated for election by our stockholders. This concentration of ownership will limit the ability of other shareholders to influence corporate matters and may cause us to make strategic decisions that could involve risks to you or that may not be aligned with other shareholders’ interests. In addition, when acting in their capacities as shareholders, these parties do not have any fiduciary duty to consider the interests of, and their interests may not be aligned with, us or our other shareholders, which could result in actions that are not in the best interests of our other shareholders. The control these parties hold may adversely affect our business, financial condition and results of operations as well as the market price of the Ordinary Shares and this concentrated control will limit or preclude your ability to influence corporate matters for the foreseeable future.

AgCentral currently holds 70.7% of the outstanding Ordinary Shares and has voting power with respect to 70.7% of the outstanding Ordinary Shares. As a result, AgCentral exercises a significant level of control over all matters requiring shareholder approval, including the election of directors, any amendment of the Constitution and approval of significant corporate transactions. This control could have the effect of delaying or preventing a change of control or changes in management and will make the approval of certain transactions difficult or impossible without the support of these shareholders.
There is no guarantee that the Vast Warrants will be in the money at any time, and they may expire worthless.
The exercise price for the Vast Warrants is $11.50 per Ordinary Share. The closing price of the Ordinary Shares on Nasdaq on September 4, 2024 was $1.175, substantially below the exercise price for the Vast Warrants. There is no guarantee that the Vast Warrants will be in the money at any time following the time they become exercisable and prior to their expiration, and as such, the Vast Warrants may expire worthless.
We may amend the terms of the Public Warrants in a manner that may be adverse to holders of Public Warrants with the approval by the holders of at least 50% of the then-outstanding Public Warrants. We may amend the terms of the Private Placement Warrants in a manner that may be adverse to holders of Private Placement Warrants with the approval by the holders of at least 50% of the then-outstanding Private Placement Warrants. As a result, the exercise price of the Vast Warrants could be increased, the exercise period could be shortened and the number of Ordinary Shares purchasable upon exercise of a Vast Warrant could be decreased, all without a holder’s approval.
The Vast Warrant Agreements provides that the terms of the Vast Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision but requires the approval by the holders of at least 50% of the then-outstanding Public Warrants to make any other modifications or amendments, including any change that adversely affects the interests of the registered holders of Public Warrants. Accordingly, we may amend the terms of the Public Warrants in a manner adverse to a holder if holders of at least 50% of the then-outstanding Public Warrants (or, in the case of an amendment that adversely affects the Public Warrants in a different manner than the Private Warrants or vice versa, 65% of the then-outstanding Public Warrants and 65% of the then-outstanding Private Warrants, voting as separate classes) approve of such amendment. Although our ability to amend the terms of the Public Warrants with the consent of at least 50.0% of the then-outstanding Public Warrants (or, if applicable, 65% of the then-outstanding Public Warrants and 65% of the then-outstanding Private Warrants, voting as separate classes) is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the Vast Warrants, convert the Vast Warrants into cash or stock (at a ratio different than initially provided), shorten the exercise period or decrease the number of Ordinary Shares purchasable upon exercise of a Vast Warrant.
We may redeem unexpired Public Warrants prior to their exercise at a time that is disadvantageous to such warrant holders, thereby making such warrants worthless.
Under the Vast Warrant Agreements, we have the ability to redeem outstanding Public Warrants at any time prior to their expiration, at a price of $0.01 per warrant, provided that the last reported sales price of Ordinary Shares equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 Trading Days within a 30 Trading Day period ending on the third Trading Day prior to the date on which we give proper notice of such redemption and provided certain other conditions are met. If and when the Public Warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding Public Warrants could force you (a) to exercise your Public Warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (b) to sell your Public Warrants at the then-current market price when you might otherwise wish to hold your Public Warrants or (c) to accept the nominal redemption price which, at the time the outstanding Public Warrants are called for redemption, is likely to be substantially less than the market value of your Public Warrants. Additionally, if a significant number of holders of Public Warrants exercise their Public Warrants instead of accepting the nominal redemption price, the issuance of those shares would dilute other equity holders, which could reduce the market price of Ordinary Shares. None of the Private Placement Warrants will be redeemable by us.
Our ability to require holders of Public Warrants to exercise such warrants on a cashless basis in connection with a redemption would cause holders to receive fewer Ordinary Shares upon their exercise of their Public Warrants than they would have received had they been able to exercise their Public Warrants for cash.
If we call the Public Warrants for redemption after the redemption criteria have been satisfied (only if the reported last sale price of Ordinary Shares equals or exceeds $18.00 per share for any 20 Trading Days within a 30 Trading Day period ending on the third business day prior to the notice of redemption to warrant holders, and if there is a current registration statement in effect with respect to the Ordinary Shares underlying such Public Warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption), we will have the option to require any holder that wishes to exercise its Public Warrants to do so on a “cashless basis.” If we choose to require holders to exercise their warrants on a cashless basis, the number of Ordinary Shares received by a holder upon exercise will be fewer than it would have been had such holder exercised its warrants for cash. This will have the effect of reducing the potential “upside” of the holder’s investment in our company.
The Vast Warrant Agreements designate the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of Vast Warrants, which could limit the ability of warrant holders to obtain a favorable judicial forum for disputes with us.
The Vast Warrant Agreements provide that, subject to applicable law, (i) any action, proceeding or claim against us arising out of or relating in any way to the Vast Warrant Agreements, including under the Securities Act, will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and (ii) that we irrevocably submit to such jurisdiction, which jurisdiction shall be the exclusive forum for any such action, proceeding or claim. We will waive any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum. Any person or entity purchasing or otherwise acquiring any interest in any Vast Warrants shall be deemed to have notice of and to have consented to the forum provisions in the Vast Warrant Agreements. If any action, the subject matter of which is within the scope of the forum provisions of the Vast Warrant Agreements, is filed in a court other than a court of the State of New York or the United States District Court for the Southern District of New York (a “foreign action”) in the name of any holder of Vast Warrants, such holder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located in the State of New York in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”), and (y) having service of process made upon such warrant holder in any such enforcement action by service upon such warrant holder’s counsel in the foreign action as agent for such warrant holder.
There is uncertainty as to whether a court would enforce this provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
This choice-of-forum provision may limit a warrant holder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with Vast, which may discourage such lawsuits. Additionally, warrant holders who do bring a claim in the courts of the State of New York or the United States District Court for the Southern District of New York could face additional litigation costs in pursuing any such claim, particularly if they do not reside in or near New York. Alternatively, if a court were to find this provision of each of the Vast Warrant Agreements inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and board of directors.
Notwithstanding the foregoing, these provisions of the Vast Warrant Agreements do not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.
If securities or industry analysts do not publish, or cease publishing, research or reports about us, our business or our market, or if they change their recommendations regarding the Ordinary Shares adversely, the price and trading volume of Ordinary Shares could decline.
The trading market for Ordinary Shares will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. If any of the analysts who may cover us change their recommendation regarding the Ordinary Shares adversely, or provide more favorable relative recommendations about our competitors, the price of the Ordinary Shares would likely decline. If any analyst who may cover us were to cease their coverage or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

The price at which Ordinary Shares are quoted on Nasdaq may fluctuate significantly due to a number of factors which are outside of our control.
The price at which the Ordinary Shares are quoted on Nasdaq may fluctuate significantly due to a number of factors that are outside of our control. The price of the Ordinary Shares has decreased significantly in the past and there is no assurance that the price of the Ordinary Shares will increase in the future, even if our operations and financial performance improve. Some of the factors which may affect the price of the Ordinary Shares include:
•fluctuations in the domestic and international market for listed stocks;
•general economic conditions, including interest rates, inflation rates, exchange rates, commodity and oil prices;
•changes to government fiscal, monetary or regulatory policies, legislation or regulation;
•inclusion in or removal from market indices;
•changes to government fiscal, monetary or regulatory policy, legislation or regulation;
•acquisition and dilution;
•pandemic risk;
•the nature of the markets in which we operate; and
•general operational and business risks.
Other factors which may negatively affect investor sentiment and influence the Company, specifically or the stock market more generally include acts of terrorism, an outbreak of international hostilities or tensions, fires, floods, earthquakes, labor strikes, civil wars, natural disasters, outbreaks of disease or other man-made or natural events. We have limited ability to insure against some of the risks mentioned above.
In the future, we will need to raise additional funds which may result in the dilution of the shareholders, and such funds may not be available on favorable terms or at all.
We will need to raise additional capital in the future and may elect to issue shares (including pursuant to incentive arrangements) or engage in fundraising activities for a variety of reasons, including funding acquisitions or growth initiatives. Our shareholders may be diluted as a result of such issues of Ordinary Shares and fundraisings.
Additionally, the Shareholder and Registration Rights Agreement provides to Nabors certain rights if, prior to September 18, 2024, certain investors invest in equity or debt interests of the Company on terms that are more favorable to such investor from a financial perspective than the terms applicable to Nabors Lux under the Nabors Backstop Agreement, as determing by Nabors in its reasonable discretion (any such investment within such specified time period, a "Superior Capital Raise"). In particular, in the event of a Superior Capital Raise, (A) if the investor in such Superior Capital Raise receives Ordinary Shares, Nabors will have the right to receive a make-whole issuance of shares so that the aggregate number of Ordinary Shares received by Nabors and its affiliates for their investment under the Nabors Backstop Nabors is equal to the number of Ordinary Shares they would have received had the price for all such shares been the Lower Capital Price and (B) if the investor in such Superior Capital Raise receives any security other than Ordinary Shares, Nabors will have the right to exchange, to the extent there would not be significant impediments to the timely consummation of such an exchange, the equity interests (and the debt interests received in exchange for equity interests in a prior exchange under this provision) still held by Nabors (and its affiliates) that were purchased pursuant to the Nabors Backstop Agreement (excluding any shares that were issued as Accelerated Earnback Shares) for debt or equity interests on the terms issued in the Superior Capital Raise, so that Nabors (or its affiliates) hold the debt or equity interests they would have held had the investment under the Nabors Backstop Agreement been conducted on the terms of the Superior Capital Raise, in each case, as further described and subject to the conditions set forth in the Shareholder and Registration Rights Agreement. The Shareholder and Registration Rights Agreement also provides that, until the [Additional Rights Expiration Date], Nabors will have a consent right over all debt or equity capital we raise (excluding certain issuances of securities pursuant to (i) compensatory stock or option plans, (ii) contracts existing as of the date of the Nabors Backstop Agreement, (iii) securities issued pursuant to convertible securities issued or issuable pursuant to agreements existing as of the date of the Nabors Backstop Agreement and (iv) a bona fide merger or acquisition with an unrelated third party that is, itself, directly or indirectly, an operating company or an owner of an asset in a business synergistic with our business) until the Additional

Rights Expiration Date. Together, these provisions could adversely affect our ability to obtain financing on terms acceptable to it, or at all, and may result in dilution to our shareholders.
Additionally, we may raise additional funds through the issuance of debt securities or through obtaining credit from government or financial institutions. We cannot be certain that additional funds will be available on favorable terms when required, or at all. If we cannot raise additional funds when needed, our financial condition, results of operations, business and prospects could be materially and adversely affected. If we raise funds through the issuance of debt securities or through loan arrangements, the terms of such securities or loans could require significant interest payments, contain covenants that restrict our business, or other unfavorable terms.
There is no guarantee that we will pay dividends or make other distributions in the future. If we are able to pay dividends, there is no guarantee that we will be able to offer fully franked dividends.
Our ability to pay dividends or make other distributions in the future is contingent on profits and certain other factors, including the capital and operational expenditure requirements of the business. Under the Corporations Act, a dividend may only be paid if our assets exceed our liabilities immediately before the dividend is declared and the excess is sufficient for the payment of the dividend, the payment of the dividend is fair and reasonable to the shareholders as a whole and the payment of the dividend does not materially prejudice our ability to pay our creditors. Therefore, there is no assurance that dividends will be paid. Moreover, to the extent that we pay any dividends, our ability to offer fully franked dividends is contingent on making taxable profits. Our taxable profits may be difficult to predict, making the payment of franked dividends unpredictable. A component of Australia’s corporate tax system is dividend imputation, whereby some or all of the tax paid by a company may be attributed, or imputed, to the shareholders by way of a tax credit (known as a franking credit) to reduce income tax payable on that dividend income. A dividend that is “fully franked” carries a franking credit equivalent to the tax paid by the company on those profits distributed to Australian shareholders. A fully franked dividend distributed to non-Australian shareholders is not subject to Australian dividend withholding tax. The value of franking credits to a shareholder will differ depending on the shareholder’s particular tax circumstances. Shareholders should also be aware that the ability to use franking credits, either as a tax offset or to claim a refund after the end of the income year, will depend on the individual tax position of each shareholder. See the section entitled [“Material Australian Tax Considerations”] for more information regarding the Australian tax consequences of future dividends.
We will require additional capital in the future from public or private financing or other arrangements. If we are unable to raise such capital when needed, or on acceptable terms, we may not be able to grow our business or respond to competitive pressures.
We will require additional capital in the future from public or private financing or other arrangements. Pursuant to the terms of the Shareholder and Registration Rights Agreement, in connection with any Superior Capital Raise, (A) if the investor in such Superior Capital Raise receives Ordinary Shares, Nabors will have the right to receive a make-whole issuance of shares so that the aggregate number of Ordinary Shares received by Nabors and its affiliates for their investment under the Nabors Backstop Nabors is equal to the number of Ordinary Shares they would have received had the price for all such shares been the Lower Capital Price and (B) if the investor in such Superior Capital Raise receives any security other than Ordinary Shares, Nabors will have the right to exchange, to the extent there would not be significant impediments to the timely consummation of such an exchange, the equity interests (and the debt interests received in exchange for equity interests in a prior exchange under this provision) still held by Nabors (and its affiliates) that were purchased pursuant to the Nabors Backstop Agreement (excluding any shares that were issued as Accelerated Earnback Shares) for debt or equity interests on the terms issued in the Superior Capital Raise, so that Nabors (or its affiliates) hold the debt or equity interests they would have held had the investment under the Nabors Backstop Agreement been conducted on the terms of the Superior Capital Raise, in each case, as further described and subject to the conditions set forth in the Shareholder and Registration Rights Agreement. The Shareholder and Registration Rights Agreement also provides that, until the Additional Rights Expiration Date, Nabors will have a consent right over all debt or equity capital raised by us (excluding certain issuances of securities pursuant to (i) compensatory stock or option plans, (ii) contracts existing as of the date of the Nabors Backstop Agreement, (iii) securities issued pursuant to convertible securities issued or issuable pursuant to agreements existing as of the date of the Nabors Backstop Agreement and (iv) a bona fide merger or acquisition with an unrelated third party that is, itself, directly or indirectly, an operating company or an owner of an asset in a business synergistic with our business) until the Additional Rights Expiration Date. Together, these provisions could adversely affect our ability to obtain financing on terms acceptable to it, or at all, and may result in dilution to the shareholders. A failure to raise capital when needed could harm our business. If we cannot raise funds on acceptable terms, we may not be able to grow our business or respond to competitive pressures.

As a result of the Capital Reorganization with a special purpose acquisition company, regulatory obligations may impact us differently than other publicly traded companies.
We became a publicly traded company by completing the Capital Reorganization with NETC, a special purpose acquisition company (a “SPAC”). As a result of the Capital Reorganization, and the transactions contemplated thereby, our regulatory obligations have, and may continue to impact us differently than other publicly traded companies. For instance, the SEC and other regulatory agencies may issue additional guidance or apply further regulatory scrutiny to companies like us that have completed a Capital Reorganization with a SPAC. Managing this regulatory environment, which has and may continue to evolve, could divert management’s attention from the operation of our business, negatively impact our ability to raise additional capital when needed or have an adverse effect on the price of our Ordinary Shares.
Our Constitution and other Australian laws and regulations applicable to us may adversely affect our ability to take actions that could be deemed beneficial to our shareholders.
As an Australian public company, we are subject to different corporate requirements than a corporation organized under the laws of the United States. Our Constitution, as well as the Corporations Act, set forth various rights and obligations that are unique to us as an Australian company. These requirements may limit or otherwise adversely affect our ability to take actions that could be beneficial to our shareholders, including provisions that:
•specify that general meetings of our shareholders can be called only by our Board or otherwise by shareholders in accordance with the Corporations Act;
•allow the directors to appoint a person either as an additional director or as a director to fill a casual vacancy (i.e., a vacancy, which arises due to a person ceasing to be a director of a company prior to the general meeting of the company); and
•allow the activities of the company to be managed by, or under the direction of, the directors.
Australian laws may also have the effect of delaying or preventing a change of control or changes in management. For example, the Corporations Act includes provisions that:
•require that shareholder approvals be effected at a duly called general meeting (including the annual general meeting) and not by written consent;
•permit shareholders to requisition a general meeting only if shareholders with at least 5% voting power request the meeting; and
•require the approval of shareholders with at least 75% voting power to amend the provisions of our Constitution.
In addition, we will also be subject to Australia’s takeovers laws. Australia’s Takeovers Panel is a peer review body that operates as the primary forum for the resolution of takeover disputes in Australia. ASIC is the main body responsible for regulating and enforcing Australia’s takeovers laws and has the power to refer matters to the Takeovers Panel. Australia’s takeovers laws regulate both Australian entities listed on a prescribed financial market operated in Australia and Australian companies that have more than 50 registered members. For so long as we meet this criterion, we will be subject to the rules and restrictions applying under Australia’s takeovers laws. Acquisitions of interests in the Company may also be subject to FIRB approval.
Australian takeovers laws prevent a person acquiring interests in the voting shares of the Company, where, as a result of the acquisition, that person or someone else’s voting power in the company increases from 20% or below to more than 20%, or from a starting point that is above 20% and below 90%. Exceptions to this restriction include an acquisition of no more than 3% of the voting shares in the company within a six-month period, an acquisition made with shareholder approval, an acquisition made under a takeover bid conducted in accordance with Australian law or an acquisition that results from a court-approved compromise or arrangement (such as a scheme of arrangement).
Australian takeover laws may also impact the manner in which we respond or reacts to any takeover bid or other corporate control transaction. For example: (i) our ability to enter into deal protection arrangements with a bidder are subject to certain limitations; and (ii) we may not, without the approval of our shareholders, be able to perform certain actions that could have the effect of frustrating a takeover offer, such as issuing shares or carrying out acquisitions or disposals or entering into arrangements that may grant options or rights in respect of our shares or assets.

The market price of our securities have declined significantly since the Closing of the Capital Reorganization. If the Capital Reorganization’s benefits do not in the future meet the expectations of investors, shareholders or financial analysts, the market price of our securities may further decline.
The market price of our securities have declined significantly since the Closing of the Capital Reorganization. If the benefits of the Capital Reorganization do not meet the expectations of investors or securities analysts, the market price of our securities may further decline. Fluctuations in the price of our securities could contribute to the loss of all or part of your investment. If an active market for our securities develops and continues, the trading price of our securities could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond our control. Any of the factors listed below may have had or could have a material adverse effect on your investment in our securities and they may now, or in the future, trade at prices significantly below the price you paid for them.The trading price of such securities may not recover and may experience a further decline.
Factors affecting the trading price of our securities may include:
•actual or anticipated fluctuations in our financial results or the financial results of companies perceived to be similar to us;
•changes in the market’s expectations about our operating results;
•success of competitors;
•our operating results failing to meet the expectation of securities analysts or investors in a particular period;
•changes in financial estimates and recommendations by securities analysts concerning us or the market in general;
•operating and stock price performance of other companies that investors deem comparable to us;
•our ability to market new and enhanced products and technologies on a timely basis;
•changes in laws and regulations affecting our business;
•our ability to meet compliance requirements;
•commencement of, or involvement in, litigation involving us;
•changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;
•the volume of Ordinary Shares available for public sale;
•any major change in our board of directors or management;
•sales of substantial amounts of Ordinary Shares by our directors, executive officers or significant shareholders or the perception that such sales could occur; and
•general economic and political conditions such as recessions; fluctuations in interest rates, fuel prices and international currency; and acts of war or terrorism.
Broad market and industry factors may have materially harmed, or may in the future materially harm, the market price of our securities irrespective of their operating performance. The stock market in general and Nasdaq have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of our securities, may not be predictable. A loss of investor confidence in the market for retail stocks or the stocks of other companies which investors perceive to be similar to us could depress our stock price regardless of our business, prospects, financial conditions or results of operations. A decline in the market price of our securities also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

Nasdaq may delist our securities from trading, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.
We cannot assure you that our securities will continue to be listed on Nasdaq. For example, on February 9, 2024, we received a written notification (the “Notification Letter”) from Nasdaq stating that we are not in compliance with the minimum Market Value of Publicly Held Shares (“MVPHS”) set forth in the Nasdaq Rules for continued listing on the Nasdaq Global Market. Nasdaq Listing Rule 5450(b)(2)(C) requires companies to maintain a minimum MVPHS of $15 million, and Listing Rule 5810(c)(3)(D) provides that a failure to meet the MVPHS requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the MVPHS of Vast for the 30 consecutive business days from December 27, 2023 to February 8, 2024, Vast no longer met the MVPHS minimum requirement. Pursuant to Nasdaq Listing Rule 5810(c)(3)(D), we had a compliance period of 180 calendar days (or until August 7, 2024) to regain compliance. As we were unable to regain compliance with the MVPHS for the Nasdaq Global Market within the compliance period, we applied to transfer the listing of our Ordinary Shares and Public Warrants to the Nasdaq Capital Market Tier which requires MVPHS of $1 million. Following approval of such application, our Ordinary Shares and Public Warrants were transferred to the Nasdaq Capital Market at the opening of business on August 7, 2024. If we are unable to maintain compliance with the eligibility requirements, our securities would be de-listed from Nasdaq. If we fail to list our securities on another national securities exchange, we expect that our securities could be quoted on an over-the-counter market. If this were to occur, we could face significant material adverse consequences, including:
•a limited availability of market quotations for our securities;
•reduced liquidity for our securities;
•a determination that the Ordinary Shares are a “penny stock” which will require brokers trading in the Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market our securities;
•a limited amount of news and analyst coverage; and
•a decreased ability to issue additional securities or obtain additional financing in the future.
The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” If our securities are not listed on Nasdaq or another national securities exchange, such securities would not qualify as covered securities and we would be subject to regulation in each state in which we offer our securities because states are not preempted from regulating the sale of securities that are not covered securities.
As a “foreign private issuer” under the rules and regulations of the SEC, we are permitted to, and will, file less or different information with the SEC than a company incorporated in the United States or otherwise not filing as a “foreign private issuer,” and will follow certain home country corporate governance practices in lieu of certain Nasdaq requirements applicable to U.S. issuers. Accordingly, there may be less publicly available information concerning the Company than there is for issuers that are not foreign private issuers.
As a foreign private issuer, we are exempt from certain rules under the Exchange Act, including certain disclosure and procedural requirements applicable to proxy solicitations under Section 14 of the Exchange Act, our Board, officers and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act, and we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as companies whose securities are registered under the Exchange Act but are not foreign private issuers. Foreign private issuers are also not required to comply with Regulation Fair Disclosure (“Regulation FD”), which restricts the selective disclosure of material non-public information. Accordingly, there may be less publicly available information concerning the Company than there is for companies whose securities are registered under the Exchange Act but are not foreign private issuers, and such information may not be provided as promptly as it is provided by such companies.
In addition, certain information we provide in accordance with Australian law may differ in substance or timing from such disclosure requirements under the Exchange Act. As a “foreign private issuer” whose shares are intended to be listed on Nasdaq, we are permitted, subject to certain exceptions, to follow certain home country rules in lieu of certain Nasdaq listing requirements. A foreign private issuer must disclose in its annual reports filed with the SEC each Nasdaq requirement with which we do not comply, followed by a description of its applicable home country practice. We follow Australian practice in lieu of Nasdaq Listing Rules 5250(b)(3), 5250(d), 5605(b)(2) 5605(d)(2), 5605(e), 5620(b) and 5635. As a result, we are not be required to (i) disclose the material terms of all agreements and arrangements related to director and director nominee compensation, (ii) distribute annual and interim reports within a reasonable period of time following filing with the SEC, (iii) have regularly scheduled executive sessions with only independent directors, (iv) have a compensation committee consisting entirely of independent directors, (v) have director nominations be made, or recommended to the full board of directors, by its independent directors or by a nominations committee that is comprised entirely of independent directors and that we adopt a written charter or board resolution addressing the nominations process, (vi) solicit proxies and distribute proxy statements in connection with shareholder meetings, (vii) comply with Nasdaq’s minimum quorum threshold, (viii) have related parted transactions reviewed and overseen by the audit committee or another independent body of the board or (ix) obtain shareholder approval for certain dilutive events, such as an issuance that will result in a change of control, certain transactions other than a public offering involving issuances of 20% or greater interests in the company and certain acquisitions of the shares or assets of another company. See Item 16G. Corporate Governance for additional information.
We could lose our status as a “foreign private issuer” under current SEC rules and regulations if more than 50% of our outstanding voting securities become directly or indirectly held of record by U.S. Holders and any one of the following is true: (i) the majority of our directors or executive officers are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States. If we lose our status as a foreign private issuer in the future, we will no longer be exempt from the rules described above and, among other things, will be required to file periodic reports and annual and quarterly financial statements as if we were a company incorporated in the United States. If this were to happen, we would likely incur substantial costs in fulfilling these additional regulatory requirements and members of our management would likely have to divert time and resources from other responsibilities to ensuring these additional regulatory requirements are fulfilled.
Australian takeover laws will apply to the Company and any party seeking to make a proposal to acquire us will need to comply with those laws. These laws prescribe processes, disclosure and requirements which may differ from those under equivalent U.S. laws and therefore may impact the terms on which parties may be willing to make such an acquisition proposal or to acquire a large number of Ordinary Shares.
We are incorporated in Australia and are subject to the takeover laws of Australia. Amongst other things, we are subject to the Corporations Act. Subject to a range of exceptions, the Corporations Act prohibits the acquisition of a direct or indirect interest in our issued voting shares if the acquisition of that interest will lead to that person’s or someone else’s voting power in the Company increasing from 20% or below to more than 20%, or increasing from a starting point that is above 20% and below 90%. Exceptions to the general prohibition include circumstances where the person makes a formal takeover bid for the Company, if the person obtains shareholder approval for the acquisition or if the person acquires less than 3% of the voting power of the Company in any rolling six-month period. Australian takeover laws may discourage takeover offers being made for the Company or may discourage the acquisition of a large number of Ordinary Shares.
The rights of our shareholders are governed by Australian law and our Constitution and differ from the rights of shareholders under U.S. corporate and securities laws. Holders of Ordinary Shares may have difficulty effecting service of process in the United States or enforcing judgments obtained in the United States.
We are a public company incorporated under the laws of Australia. Therefore, the rights of our shareholders are governed by Australian law and our Constitution. These rights differ from the typical rights of shareholders of U.S. corporations. Circumstances that under U.S. law may entitle a stockholder of a U.S. company to claim damages may also give rise to a cause of action under Australian law entitling a shareholder in an Australian company to claim damages. However, this will not always be the case. Our shareholders may have difficulties enforcing, in actions brought in courts in jurisdictions located outside the United States, liabilities under U.S. securities laws. In particular, if such a shareholder sought to bring proceedings in Australia based on U.S. securities laws, considerations include:
•it may not be possible, or may be costly or time consuming, to effect service of process in the United States upon the Company or our non-U.S. resident directors or executive officers;
•it may be difficult to enforce a judgment obtained in a U.S. court against the Company or our directors, including judgments under U.S. federal securities laws;
•an Australian court may deny the recognition or enforcement of punitive damages or other awards or reduce the amount of damages granted by a U.S. court;
•issues of private international law may apply which may lead to disputes about where court action or proceedings should be allowed to commence or continue, or which law of which jurisdiction applies and to which parts of the litigation;

•an Australian court may not recognize a claim or may refuse to enforce it, in which case a claim may be required to be re-litigated before an Australian court in which procedure differs from U.S. civil procedure in a number of respects;
•in applying Australian conflict of laws rules, that U.S. law (including U.S. securities laws) may not apply to the relationship between our shareholders and the Company or our directors and officers; and/or
•that the U.S. securities laws may be regarded as having a public or penal nature and should not be enforced by the Australian court.
Our shareholders may also have difficulties enforcing in courts outside the United States judgments obtained in the U.S. courts against any of our directors and executive officers or the Company, including actions under the civil liability provisions of the U.S. securities laws. See the section entitled “Description of Securities” for additional information regarding the rights of our shareholders.
Our Ordinary Shares are subject to Australian insolvency laws which are substantially different from U.S. insolvency laws and may offer less protections to our shareholders compared to U.S. insolvency laws.
As a company incorporated under the laws of Australia, we are subject to Australian insolvency laws and may also be subject to the insolvency laws of other jurisdictions in which we conduct business or have assets. These laws may apply where any insolvency proceedings or procedures are to be initiated against us. Australian insolvency laws may offer our shareholders less protection than they would have had under U.S. insolvency laws, and it may be more difficult (or even impossible) for shareholders to recover the amount they could expect to recover in a liquidation under U.S. insolvency laws.
Our Constitution and other Australian laws and regulations will apply to any corporate and other actions which we may seek to take in the interests of our shareholders. The terms on which such actions can be taken may be adversely affected by our Constitution and those Australian laws and regulations.
As an Australian company, we are subject to different corporate requirements than a corporation organized under the laws of the United States. Our Constitution, as well as the Corporations Act, set forth various rights and obligations that are unique to us as an Australian company. These requirements may limit or otherwise adversely affect our ability to take actions that could be beneficial to our shareholders, including provisions that:
•specify that general meetings of our shareholders can be called only by our Board or otherwise by shareholders in accordance with the Corporations Act;
•allow the directors to appoint a person either as an additional director or as a director to fill a casual vacancy (i.e., a vacancy, which arises due to a person ceasing to be a director of a company prior to the general meeting of the company); and
•allow the activities of the Company to be managed by, or under the direction of, the directors.
Provisions of the laws of Australia may also have the effect of delaying or preventing a change of control or changes in our management. For example, the Corporations Act includes provisions that:
•require that any action to be taken by our shareholders be effected at a duly called general meeting (including the annual general meeting) and not by written consent;
•permit shareholders to requisition a general meeting only if shareholders with at least 5% voting power request the meeting; and
•require the approval of shareholders with at least 75% voting power to amend the provisions of our Constitution.
Acquisitions of interests in our Company may also be subject to FIRB approval. In addition, because we are a public company incorporated in Australia and have more than 50 registered members, we are subject to Australia’s takeovers laws. Australia’s Takeovers Panel is a peer review body that operates as the primary forum for the resolution of takeover disputes in Australia. ASIC is the main body responsible for regulating and enforcing Australia’s takeovers laws and has the power to refer matters to the Takeovers Panel. Australia’s takeovers laws regulate both Australian entities listed on a prescribed financial market operated in Australia and Australian companies that have more than 50 registered members.

For so long as we meet this criteria, we will be subject to the rules and restrictions applying under Australia’s takeovers laws in respect of the manner in which we respond or reacts to any takeover bid or other corporate control transaction, including but not limited to the following: (i) our ability to enter into deal protection arrangements with a bidder would be limited; and (ii) we may not, without the approval of our shareholders, be able to perform certain actions that could have the effect of frustrating an offer, such as issuing shares or carrying out acquisitions or disposals or entering into arrangements that may grant options or rights in respect of our shares or assets.
We are a “controlled company” within the meaning of the Nasdaq Listing Rules and, as a result, can rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.
We are a “controlled company” within the meaning of the Nasdaq Listing Rules. Under these rules, a listed company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and will be permitted to elect to not comply with certain corporate governance requirements, including the requirement that a majority of the board of directors consist of independent directors, the requirement that the nominating and corporate governance committee is composed entirely of independent directors, and the requirement that the compensation committee is composed entirely of independent directors. Currently, we do not utilize the exemptions available for controlled companies but rely on the exemption available for foreign private issuers to follow their home country governance practices instead. If we cease to be a foreign private issuer or if we cannot rely on the home country governance practice exemption for any reason, we may decide to invoke the exemptions available for a controlled company as long as we remain a controlled company. As a result, our shareholders will not have the same protection afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance requirements.
Future issuances of Ordinary Shares or securities convertible into, or exercisable or exchangeable for, Ordinary Shares, or the expiration of lock-up provisions contained in the MEP De-SPAC Side Deed that restrict the trading of Ordinary Shares (among other equity securities of the Company), could cause the market price of Ordinary Shares to decline and could result in the dilution of our shareholders’ holdings.
Future issuances of Ordinary Shares or securities convertible into, or exercisable or exchangeable for, Ordinary Shares, or the sale of Ordinary Shares by the RRA Parties or the parties to the MEP De-SPAC Side Deed after the expiration of the lock-up provisions contained therein that restrict the trading of Ordinary Shares (among other equity securities of the Company), could cause the market price of Ordinary Shares to decline. We cannot predict the effect, if any, of future issuances of our securities, or the future expirations of lock-up provisions contained in the MEP De-SPAC Side Deed, on the price of Ordinary Shares. In all events, future issuances of Ordinary Shares would result in the dilution of then-existing shareholders’ holdings. In addition, the perception that new issuances of securities could occur, or the perception that locked-up parties will sell their securities when the lockups expire, could adversely affect the market price of Ordinary Shares. Pursuant to the MEP De-SPAC Side Deed, among other things, the MEP Participants agreed to a lock-up of the Ordinary Shares held by them following the MEP Share Conversion and any allocation of Ordinary Shares under the MEP Deed and MEP De-SPAC Side Deed. Following the Closing, the MEP Participants agreed not to, subject to certain exceptions, transfer or otherwise dispose of, or transfer, in whole or in part, any of the economic consequences of the Ordinary Shares, (i) 100.0% of their Ordinary Shares for a period of two years following the Closing, (ii) 66.7% of their Ordinary Shares for a period of three years following the Closing and (iii) 33.3% of their Ordinary Shares for a period of four years following the Closing, provided that, on the date that is six months following the Closing, each MEP Participant may, with 10 business days’ prior written notice to us, elect to dispose of $350,000 worth of such MEP Participant’s Ordinary Shares, subject to a limit of $2,000,000, in the aggregate, of dispositions by all MEP Participants thereunder. On June 18, 2024, pursuant to this early release mechanism, an aggregate of 800,000 Ordinary Shares held by MEP Participants were released from this lock-up. If the restrictions under the lock-up provisions are waived, additional Ordinary Shares may become available for resale, subject to applicable law, including without notice, which could reduce the market price for Ordinary Shares.

If we are characterized as a passive foreign investment company (“PFIC”) U.S. investors may suffer adverse U.S. federal income tax consequences.
A PFIC is any foreign (i.e., non-U.S.) corporation with respect to which either: (i) 75% or more of the gross income for a taxable year constitutes passive income for purposes of the PFIC rules, or (ii) 50% or more of such foreign corporation’s assets in any taxable year (ordinarily based on the quarterly average of the value of its assets during such year) is attributable to assets that produce passive income or are held for the production of passive income. Passive income generally includes dividends, interest, certain royalties and rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. If we are or become a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined below under the section entitled [“Material U.S. Federal Income Tax Considerations”]) of Ordinary Shares or Public Warrants, the U.S. Holder may be subject to adverse U.S. federal income tax consequences and may be subject to additional reporting requirements. As of the date hereof, we have not made a determination as to our PFIC status for our most recently ended taxable year or the current taxable year. Whether we are treated as a PFIC for U.S. federal income tax purposes for any taxable year is a factual determination that can only be made after the close of such taxable year and, thus, is subject to significant uncertainty. Accordingly, there can be no assurances with respect to our status as a PFIC for any taxable year. If we were a PFIC during a U.S. Holder’s holding period for our Ordinary Shares or Public Warrants, unless the U.S. Holder makes certain elections, we would continue to be treated as a PFIC with respect to such U.S. Holder, even if we cease to be a PFIC in future taxable years. U.S. investors are urged to consult their own tax advisors regarding the possible application of the PFIC rules to their investment in the Company. For a more detailed description of the PFIC rules, see the section below entitled [“Material U.S. Federal Income Tax Considerations — Material U.S. Federal Income Tax Considerations for U.S. Holders with Respect to the Ownership and Disposition of Vast Securities — Passive Foreign Investment Company Rules.”]
General Risk Factors
The JOBS Act permits EGCs like us to take advantage of certain exemptions from various reporting requirements applicable to public companies that are not EGCs.
We qualify as an EGC. As such, we take advantage of certain exemptions from various reporting requirements applicable to public companies that are not EGCs, including (a) the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act, (b) the exemptions from say-on-pay, say-on-frequency and say-on-golden parachute voting requirements and (c) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. As a result, our shareholders may not have access to certain information they deem important. We will remain an EGC until the earliest of (a) the last day of the fiscal year (i) following the fifth anniversary of the Closing, (ii) in which we have total annual gross revenue of at least $1.235 billion (as adjusted for inflation pursuant to SEC rules from time to time) or (iii) in which we are deemed to be a large accelerated filer, which means the market value of the Ordinary Shares that is held by non-affiliates exceeds $700 million as of the last business day of the prior second fiscal quarter, and (b) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three year period.
We cannot predict if investors will find the Ordinary Shares less attractive because we rely on these exemptions. If some investors find the Ordinary Shares less attractive as a result, there may be a less active trading market for Ordinary Shares and our stock price may be more volatile.
Item 4. Information on the Company
A.History and Development of the Company
We were incorporated as Vast Solar Pty Ltd, an Australia private company limited by shares, on March 27, 2009. On October 19, 2023, we were renamed Vast Renewables Limited and converted into an Australian public company limited by shares. On December 18, 2023 (the “Closing Date”), we consummated the Capital Reorganisation pursuant to the Business Combination Agreement, pursuant to which, among other things and subject to the terms and conditions contained therein, Merger Sub merged with and into NETC, with NETC continuing as the Surviving Corporation and a wholly owned direct subsidiary of the Company and the Company became a publicly traded company on Nasdaq under the trading symbols "VSTE" and “VSTEW”.
We developed and refined our CSP technology over 13 years through: (i) prototyping, testing and refining field optics (2009-2010), (ii) optimizing and testing our modular array design (2010-2011), (iii) prototyping and testing our receivers and sodium loop (2011-2014) and, most importantly, (iv) five years of piloting prototypes including building and operating for 32 months the world’s first 1.1 MW grid-connected demonstration plant located in Forbes, Australia. Since that time, our strategies for continuous growth and penetration into the market have included: (i) focusing on the enhancement and refinement of our novel CSPv.3.0 technology and delivering on milestones for development of projects in its pipeline, predominately VS1 and SM1, (ii) developing and strengthening its strategic partnerships with key partners including Nabors, the Commonwealth Scientific and Industrial Research Organisation (CSIRO), EDF, and Mabanaft, and (iii) planning to expand into global markets with particular focus on the increasing electrical demand in the US and international demand for e-fuels with potential projects in the US, Saudi Arabia, Chile and parts of Africa.
The Company’s registered office and principal executive office is Suite 7.02, 124 Walker Street, North Sydney, NSW 2060, Australia and our telephone number is +61 2 4072 2889. The Company’s principal website address is https://www.vast.energy/. We do not incorporate the information contained on, or accessible through, the Company’s websites into this Report, and you should not consider it a part of this Report. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The SEC’s website is http://www.sec.gov.
B.Business Overview
We are a CSP technology company. We have developed proprietary next-generation CSP technology that provides clean, dispatchable renewable energy for utility-scale power, clean fuel production and process heat applications. Our vision is to provide continuous carbon-free energy globally by deploying our CSP technology and complementary technologies (e.g., intermittent solar PV and wind) to deliver renewable and dispatchable electricity, heat and storage on a continuous basis. We believe our CSP technology is capable of providing competitive, dispatchable and carbon-free power for on- and off-grid power generation applications, energy storage, process heat, and has the potential to unlock green fuels production (e.g., solar methanol, sustainable aviation fuels (“SAF”), green hydrogen).
Our CSP technology is deployed through a proprietary system that is smart, modular and highly cost-effective to construct and operate, and was awarded the International Energy Agency’s SolarPACES 2019 Technical Innovation Award. Our CSP system uses a distributed modular tower design and a sodium heat transfer loop to gather energy from the sun, which is then stored in molten salt for dispatch as either power or heat. Sodium is a superior thermal conductor (e.g., superior to molten salt) that is key to enabling our modular tower design, and the modular design delivers improved performance, lower cost and reduced risk relative to previous generations of CSP technology.
Our system (“CSPv3.0”) combines the modularity and reliability benefits of Parabolic Trough CSP systems (“first generation CSP systems,” or “CSP 1.0”) with the economies of scale of Central Tower CSP systems (“second generation CSP systems,” or “CSP 2.0”) and delivers cost-competitive, reliable, and efficient CSP.
We believe the scalability of projects is critical to de-risking long term investment into modular CSP projects. We believe the modular tower design utilized in our CSP technology will result in a lower construction cost and complexity, de-risking the upfront investment into projects when compared to traditional central tower designs. Smaller, lighter towers are safer to construct and deploy, requiring no specialized equipment for construction and maintenance. The smaller scale of individual components also allows for reuse of assembly lines that can be relocated to subsequent projects, reducing the burden on individual projects for manufacturing costs.

The following diagram illustrates the key processes in our CSP system.
Development of our technology has been supported by multiple non-dilutive grants from the governments of Australia, Germany, and the United States and is led by an experienced team with a demonstrated track record of successful project development. Further, we expect our relationship with Nabors will help us accelerate the realization of our pipeline through access to Nabors’ global relationships; improve our technology through Nabors’ advanced manufacturing, engineering, automation and robotics expertise; and lower costs through Nabors’ extensive supply chain and operational experience across the globe.
We are currently developing 230MW of projects in Australia and have a multi-GW global pipeline of potential CSP projects in North America, Europe and the Middle East as of June 2024, with up to A$215 million of conditional funding approval from the Australian and German governments to be contributed to Vast projects. Further, policy support from the IR Act is expected to improve the economics of projects we may develop in the U.S., which we believe will accelerate deployments in the U.S. through production tax credits (“PTC”) and 30+% investment tax credits (“ITC”).
Our principal, near-term projects under development are located in Australia and comprised of the following:
•Vast Solar 1, or VS1, a 30 MW reference CSP plant located in Port Augusta, south Australia that we are funding with the support of the Australian government of up to A$110 million of concessional financing and up to A$65 million from a non-dilutive grant. Under the ARENA funding agreement dated January 27, 2023 (as amended), ARENA agreed to pay A$65 million to Vast Solar 1 Pty Ltd in tranches over the course of 2025 to 2029. The specified completion date for the first milestone is June 30, 2025 and the amount payable by ARENA to Vast Solar 1 Pty Ltd upon completion of that milestone (excluding goods and services tax) is A$4,576,486. The specified completion date for the final milestone is August 31, 2029 and the amount payable by ARENA to Vast Solar 1 Pty Ltd upon completion of that milestone is A$250,000 (excluding goods and services tax). In total, provided that all milestone specified in the funding agreement are met on time: (i) A$17,383,448 (ex-GST) would become payable in 2026; (ii) A$36,790,066 (ex-GST) would become payable in 2027; (iii) A$4,500,000 (ex-GST) would become payable in 2028; and (iv) A$1,750,000 (ex-GST) would become payable in 2029. The construction of VS1 is expected to take two years, the commencement of which is aligned with both the milestones under the ARENA funding agreement and the need to secure the additional capital necessary to achieve financial close of the VS1 project. On commencement of operations, VS1 will use our modular tower CSP technology to charge storage of 288MWh and will generate clean, low-cost, dispatchable power on demand, catalyzing an export-focused renewables manufacturing industry and creating hundreds of direct and indirect jobs.
•Solar Methanol 1, or SM1, a 20 ton per day solar methanol demonstration facility that will be co-located with and partially powered by VS1. We anticipate that SM1 will be supported by up to AUD19.5 million and EUR 13.2 million of non-dilutive grants from the governments of Australia and Germany, under the Hydrogen

Innovation and Technology Incubator (“HyGATE”) program, a funding program intended to support real-world pilot, trial and demonstration projects along the hydrogen supply chain. We expect SM1 to become operational shortly after VS1. As of the date of this Annual Report, we received conditional offers from the governments of Australia and Germany for such grants and we plan to pursue binding commitments within the coming months.
•SiliconAurora Pty Ltd, or SiliconAurora, a joint venture with 1414 Degrees in which we own a 50% interest. Through SiliconAurora we are co-developing a 140 MW battery energy storage system (“BESS”) on the Aurora site on which VS1 will be deployed. Neither SiliconAurora nor 1414 Degrees have any involvement in VS1 other than SiliconAurora providing a site with approvals for VS1. Vast’s aim is to have the SiliconAurora BESS shovel-ready and saleable by mid 2025.
•EDF Australia (“EDF Australia”) will partner with Vast to develop Australian CSP projects that will further Australia’s transition to a clean-energy economy. Costs with respect to Eligible Projects developed under the EDF JDA will be borne by the parties equally. The EDF JDA also specifies that a joint venture agreement (“JVA”) will be entered into for each jointly developed project which reaches a certain stage of development. EDF has a right to invest in Approved Projects for an amount up to (1) 75% of the equity capital for an Approved Project, and (2) up to 75% of the equity capital of VS1, VS3 (a proposed 150 MW CSP facility with 12-18 hours of thermal storage located in Port Augusta, South Australia) and SM1 in the aggregate.
Market Overview
The ongoing drive for decarbonization of the global electricity generation sector has resulted in significant demand for renewable energy generation. The International Energy Agency (“IEA”) currently forecasts more than a four times increase in the volume of energy generated through renewable technologies by 2050, including deployment of up to 430 GW of new CSP capacity globally for on-grid applications alone. This totals approximately 25,000 GW of new projects that will be developed by 2050. The following diagram illustrates this projected growth by region.
Solar PV, wind and hydro are well established technologies that are anticipated to continue to be the dominant technologies throughout this period of growth. However, each of these technologies has inherent limitations. For example, the availability of new hydro projects is increasingly limited due to geographical reasons as most of the attractive locations have already been developed. New wind projects, which are not dispatchable, are similarly challenged as many of the best sites are already developed and permitting is increasingly difficult. Solar PV is more predictable than wind but continues not to be dispatchable as power generation is contingent on the solar resource being available alongside demand. Battery storage options have the potential to make both wind and solar PV generation dispatchable, but batteries with storage greater than four hours remain cost prohibitive. We believe CSP has the potential to alleviate many of these limitations by providing dispatchable renewable energy generated in sunbelt countries on a continuous basis.
Demand for Dispatchable Renewable Energy
The IEA is recognized as one of the most authoritative and comprehensive sources for global energy data. According to IEA data, there is currently approximately 6,800 MW of CSP in operation globally.
Using a sophisticated model that takes into consideration multiple exogenous factors and cost projections linked to different emission scenarios, the IEA’s forecast projects rapid growth in both the Stated Policies (“STEPS”) and Net Zero Emissions (“NZE”) case scenarios modelled by the IEA. The NZE case scenario is a normative IEA scenario that shows a pathway for the global energy sector to achieve net zero CO2 emissions by 2050, with advanced economies reaching net zero emissions in advance of others. STEPS provides a more conservative benchmark for the future, because it does not take it for granted that governments will reach all announced goals. Instead, it takes a more granular, sector-by-sector look at what has actually been put in place to reach these and other energy-related objectives, taking account not just of existing policies and measures but also of those that are under development. The STEPS explores where the energy system might go without a major additional steer from policy makers.
According to a top tier management consulting firm, the four principal markets where CSP is expected to play a sizeable role are (i) utility scale grid applications, (ii) off-grid applications, (iii) process heat and (iv) sustainable fuels and hydrogen.
Utility Scale Grid Applications
On-grid applications for dispatchable green energy primarily seek to resolve shortfalls in the supply of electricity resulting from the exit of coal fired generators and other traditional fossil fuel technologies from various electricity markets globally. CSP provides long-duration dispatchable renewable generation that can bridge the gap between solar PV and wind variable supply and demand from the grid. Long-duration storage in the form of thermal salt based energy storage within CSP allows for energy collected during the day to be stored and dispatched overnight where the shortfall due to the lack of solar PV generation is greatest. As a result, CSP technology is positioned to play a significant role in fulfilling the need for long-duration dispatchable renewable generation.

The Australian National Electricity Market (“NEM”), an energy-only market with a grid covering five states in Australia, offers a case study to visualize the role CSP can play in decarbonizing grids of sunbelt countries. The NEM has experienced some of its longest periods of consistently elevated spot electricity prices in the recent past. A number of factors, such as the war in Ukraine, floods in New South Wales and Queensland coal mines and coal-fired generators being offline due to faults and maintenance, have contributed to this current crisis of the NEM.
While most of these issues are expected to be resolved in the near to medium term, the current NEM offers a glimpse of what the NEM, and other electricity markets, of the future could look like in the absence of sufficient additional dispatchable renewable generation to replace the 14,000 MW of coal-fired generators expected to go offline by 2030, while electricity demand is projected to double by 2050.
We believe the market disruptions of the recent past are driven by short term idiosyncrasies that have left high-priced gas generation as the price-setter. One of the underlying causes is the absence of dispatchable generators. In the absence of investment in dispatchable renewables over the next few years, the crisis could repeat in the NEM and other electricity markets.
Against this backdrop, the Australia Energy Market Operator’s (“AEMO”) 2022 Integrated Systems Plan (“ISP”) notes that investment is needed to triple the firming capacity provided by new low-emission firming alternatives that can respond to a dispatch signal, with efficient network investment to access it. The ISP emphasizes the need to deploy 46 GW per 640 GWh of dispatchable storage in all its forms.

AEMO notes the value of medium depth storage is in its intra-day energy shifting capabilities, driven by the daily shape of energy consumption by consumers, and the diurnal solar generation pattern. We believe that in hot and dry climates like Australia, CSP is well positioned to address this need. VS1 represents the first step towards deploying this technology at scale in Australia to provide for storage of 4 to 12 hours’ duration. Furthermore, AEMO notes that with fewer synchronous generating units, there are fewer sources of system strength, dynamic reactive support, inertia, primary frequency response and frequency control ancillary services that these units have traditionally provided. We believe that projects using Vast’s CSP technology could be deployed with clutched turbines which could enable them to operate as synchronous-condensers even at times when the project is not dispatching electricity into the grid.
Off-Grid Applications
There is a growing need for stable continuous renewable energy to deliver on the emissions reduction ambitions of industrial companies working in off-grid locations. Mine site demand is traditionally a continuous 24/7 operation that requires a reliable supply of electricity. Standalone solar PV and wind are unsuitable for high renewable penetration generation in off-grid applications and the distance to grid generally makes it cost-prohibitive to connect to a larger network to access firming energy. We believe CSP offers a cost-competitive solution in decarbonizing mining operations, especially when utilized together with other renewables, such as solar PV and wind. Electrification of fleet and machinery is expected to drive increased demand for dispatchable renewable solutions from mine operators, further expanding the potential market for CSP.
As ESG concerns become paramount in major export markets like the European Union, Australian miners are now looking to source more green energy and are willing to spend more to meet these requirements. Ensuring a bankable and technologically feasible option is available is crucial to supporting these miners on their decarbonization journey. The following table shows the commitments made by major mining companies to reduce carbon emissions over the next ten years.
Intermittent renewables such as solar PV and wind alone cannot deliver reliable 24/7 supply of energy to the miners, and we believe that energy storage options such as batteries (too expensive at the duration required) and PHES (insufficient water in regions like the North West Minerals Province and the Pilbara) are not viable. CSP works best in environments with excellent solar resource and abundant land, allowing delivery of low-cost, utility scale, firm and fully dispatchable energy in the form of either heat or electricity. The dispatchable night time renewable energy provided by CSP can increase the decarbonization of power generation for mining operations from 50% to 70% by combining solar PV, wind and batteries to greater than 90% with the addition of CSP at a cost below the total cost of diesel or gas generation.4
Vast has identified between 2.8 to 4.4GW of potentially addressable power demand by mine sites suitable for Vast’s CSP technology in Australia alone and 8.1 to 12.8GW globally.5 CSP is suitable for off-grid connected electricity generation at remote locations with strong solar resource as shown by the North West Queensland Hybrid Power Project (“NWQHPP” now referred to as “Vast Solar 2” or “VS2”) (noting that in March 2023, the Queensland government announced a A$5 billion investment by it in the “Copper String 2.0” 1000km high voltage network line project to connect the North West Minerals Province to the NEM), which is expected to be capable of delivering power at costs less than gas-fired generators. Most off-grid/remote mines currently produce electricity with fossil fuels. Off-grid users are increasingly exploring renewable solutions; CSP will need to meet LCOE and reliability objectives to gain market share. Upon completion, VS2 could leverage as a reference project for off-grid mining to supply high reliability green electricity to off-grid operators.
Process Heat
Industry emissions are currently expected to see limited decarbonization by 2050 compared to electricity supply, as shown in the graph below.
CSP stores collected solar energy as heat, which can then be supplied as steam at temperatures up to 600oC in a dispatchable manner. This enables supply of both electricity and heat from a single plant, resulting in lower costs compared to electrical heating alternatives using intermittent renewable sources.
Similar to sustainable fuels, CSP has the potential to replace fossil fuels and other renewable energy sources in this area due to the following factors:
• High Temperature Heat: CSP can generate heat at high temperatures, making it suitable for industrial processes that require high heat input such as generating steam for power production or for use in chemical processes.
• Flexibility: CSP can be designed to operate at a range of temperatures, making it suitable for a wide range of industrial applications.
• Dispatchability: CSP can store thermal energy, enabling it to be dispatched as needed to meet industrial heat demand, even during cloudy weather or at night.
• Cost-effectiveness: CSP has the potential to be competitive with traditional fossil fuels for industrial heat production, particularly when considering the cost of natural gas and the increasing cost of carbon emissions.
• Sustainability: CSP is a renewable energy source that generates low greenhouse gas emissions, making it a sustainable alternative to fossil fuels for industrial heat production.

Our CSP technology is expected to be a cost-efficient way to deliver long-duration dispatchable renewable energy, with capability to generate temperatures up to 600 degrees Celsius, making it suitable for industrial processes.
Sustainable Fuels and Hydrogen
There is a growing market for CSP solutions for power and heat supply across four types of sustainable fuels: methanol, SAF, ammonia and low-carbon hydrogen. CSP’s advantages in this segment include the following:
•Affordability: The combination of heat and electricity that CSP systems can provide offers lower overall primary energy costs for green fuel production than electricity-only systems.
•Efficiency: High temperatures (up to 600 degrees Celsius) in CSP systems drive efficient heat storage and generation compared with using PV.
•Dispatchability: CSP systems can be dispatched on demand, making them a flexible source of heat and electricity that complements intermittent generators.
•Predictability: CSP delivers renewable energy with the certainty of sunlight, making it more reliable than wind.
•Stability: CSP can be configured to complement daytime PV by operating as a synchronous condenser, delivering stability benefits to grids and dedicated green fuel mega-projects.
•Energy Storage: CSP systems can be configured to store excess daytime energy, which is made available during evening and morning peak periods, and overnight.
•Scalability: CSP systems use less land that PV and wind to generate the same amount of electricity.
This demand for CSP is compounded by the significant supply/demand gap that is expected across green methanol, green ammonia and SAF. For example, by 2030, there is an approximately 16-billion-liter gap between projected capacity and demand to meet IATA targets, primarily due to the fact that hydroprocessed esters and fatty acids (“HEFA”) comprise a majority of SAF plant commitments are not expected to meet demand in the long-term due to constraints in supply of used cooking oils.8 The following chart shows the estimated market for CSP in relation to production of sustainable fuels and hydrogen.

Demand for hydrogen globally is increasing rapidly across all industries for applications in power and heat that traditionally utilized fossil-based fuels. By 2050 the total volume of hydrogen produced utilizing renewable generation is expected to increase to 73Mt p.a. according to a top-tier management consultant.
CSP’s stable supply of power through its long-duration storage can help hybrid renewable power and heat generation systems to maximize the operation of renewably powered hydrogen electrolysis, liquefaction and hydrogen conversion facilities.
CSP’s Unique Advantages
Unlike variable renewable energy, such as solar PV and wind, and energy storage technologies, such as batteries, which are only as renewable as the energy used to charge them, and only “dispatchable” when full, CSP is a clean dispatchable generation technology of which the primary energy source is solar energy. In contrast to solar PV, which converts incoming photons into electrical energy at the panel level, CSP utilizes solar energy as heat by using mirrors to focus such energy onto thermal receivers. Heat can be easily transported to central storage tanks where it is stored in low-cost media without significant losses. When demand for electricity occurs, the stored heat is used to create steam to drive a steam turbine and generator. This decoupling of energy collection from electricity generation provides three significant advantages:
(1)Dispatchable output: Energy collected during the day can be stored for hours or days and used in the evening, at night and/or early morning before the sun comes up.

(2) Controllable output: Output from the plant is completely controllable. When the turbine in the CSP plant (which is decoupled from the collector through the TES system) is operating, energy supply remains constant regardless of cloud coverage or the time of day.
(3)Flexible renewable heat source: Some or all of the heat can be released directly from the storage tanks to be used as industrial scale processes heat.
The following table illustrates the advantages of CSP compared to other renewable energy technologies.
The primary alternatives to CSP plants today are new build hydroelectric plants. Both technologies collect renewable energy, store it, and then release as instructed. While each technology has its own advantages and disadvantages, we believe they are generally complementary rather than competing technologies: mountainous regions with significant rainfall are undesirable locations for CSP plants; while flat, arid regions are suboptimal for hydro development. Besides geographic preferences, the other primary difference is that hydro plants typically manage their stored energy (water) over an annual cycle (wet season/dry season, etc.) while CSP optimizes energy over a day or several days.
•Advantages vs. Batteries: Wind and solar PV generation technologies are expected to provide bulk energy in the grid of the future at the lowest cost. However, questions remain as to energy storage technologies, including storage technology that can be coupled with intermittent generation, such as wind and solar PV (which are resource dependent and perishable), to provide the dispatchable energy needed to operate the power system and preferences relating to centralized or distributed storage. According to IRENA12, batteries are expected to continue to be used for short term grid services and storage capacity of up to four hours to smooth wind and solar PV output, but the lack of scale-driven cost economics is expected to continue to make them expensive for longer duration applications, such as overnight generation. The downsides of batteries include high capital costs, oversizing required to provide output discharge speed, short useful lifespans, energy losses and end-of-life recyclability issues. The high cost of batteries are primarily driven by their base materials and the cost dynamics of battery energy storage systems at utility scale, being that they are stackable, rather than scalable. The fixed costs for the energy management system (inverters, etc.) are a small part of the total plant cost, so costs generally increase linearly with scale. Doubling the capacity of a CSP molten salt tank, however, only requires additional steel and salt at marginal additional costs relative to the total cost of the CSP plant. The round trip efficiency for a battery is in the order of 90% (depending on application, battery chemistry, ambient conditions and other factors) at the beginning of its life, and degrades over time. That means that, for every 1MWh required from a battery, 1.1MWh must be purchased to charge it. Batteries also degrade and can catch fire as they get hot, requiring air conditioning equipment to counter and consuming more input energy.
•Advantages vs. Pumped Hydro: Pumped hydro energy storage (“PHES”) is another medium-duration energy storage technology often proposed as a “sink” for overgeneration from variable solar PV and wind. While, we believe PHES is capable of storing large volumes of water so long as there is adequate water available, this requirement may be increasingly difficult to address as the climate becomes more variable under the influence of climate change. However, we believe the biggest impediment to broader deployment of PHES technology is the unique engineering challenges of each project that create operational complexities and make new plant constructions overly expensive. By comparison, we believe CSP is replicable with standardized designs that can be rolled out at suitable sites. Alongside cost and complexity, the other major challenge limiting PHES deployment is securing financing. Most projects are based on an arbitrage business model that assumes a daily cycle of charging with cheap or free electricity followed by resale at higher prices. The assumption of a spread sufficient to repay debt throughout a typical 30-year initial project life has not been palatable to financial markets to date. In comparison to other energy storage technologies such as PHES and lithium-ion batteries that function only as storage and dispatch systems, CSP provides renewable energy collection in addition to storage and dispatch. Similar to PHES, the core technologies at the heart of a CSP system (steam generation, turbines, etc.) are well understood and can be sourced from many different suppliers. Unlike PHES, however, the site specific engineering requirements are less complex. CSP benefits from economies of scale to a larger degree than lithium-ion batteries and is better suited to medium duration storage. We believe all three technologies will play a role in electric grid portfolios going forward. According to IRENA, based on recently completed projects, CSP is the lowest-cost way to deliver long-duration dispatchable renewable energy.13 Competing technologies relying on solar PV and large battery arrays have faced increased headwinds from rising input costs due to medium term material shortages.
We believe CSP’s will experience substantial growth in both the on-grid and off-grid markets by 2050, and the potential use cases for industrial heating processes and renewable fuels, presenting significant upside beyond the power generation market. We believe further market upside is possible based on increasing commitment to “net zero” by countries and companies and enduring geopolitical tension.
The Evolution of CSP
CSP has gone through three generations of technological development. The first generation of bankable CSP projects, CSP 1.0, was parabolic trough technology which forms the vast majority of CSP plants in operation today. CSP 2.0, which utilizes central towers, was born out of the desire to use higher temperature power cycles to drive down LCOE. While lower LCOE was theoretically achieved, reliability was reduced due to equipment failures stemming from inadequate thermal process control, design, inefficiencies and construction deficiencies. CSPv3.0 solves conventional CSP’s reliability problems and high costs through its modular design with multiple, distributed towers and the use of sodium as the heat transfer fluid (“HTF”).
The majority of the current 6,800MW global CSP fleet deploys parabolic trough optical collectors, or CSP 1.0. This proven and bankable technology operates reliably, but produces relatively expensive energy due to limits on power cycle efficiency arising from relatively low temperature operation. Achieving higher temperatures, and thus higher power cycle efficiency, is the driver behind the current state-of-the-art in CSP, central receiver towers, or CSP 2.0. Featuring an approximately 250 meter tall tower in the center of a surrounding field of heliostats, CSP 2.0 is challenging to construct and introduces a single point of failure risk that is absent in modular systems.
Our modular tower concept, or CSPv3.0, which uses liquid sodium as a HTF, represents a step change in CSP technology, merging the reliability of CSP 1.0 with the thermal performance of CSP 2.0. Our sodium solution for heat transfer enables top performance at lower costs, delivering the potential to shape the future of the global CSP industry.

The following diagram illustrates the evolution of CSP 1.0 to 3.0.
Our Technology
•Our CSP systems are designed to address many of the deficiencies of earlier CSP generations, including:
•Modular polar fields are more optically efficient than surround field designs, requiring fewer heliostats;
•Shortening the distance from heliostats to towers, which increases efficiency and requires fewer heliostats;
•Using modular fields, in contrast to a single tower with a single point of failure, reduces the risk of plant-wide downtime, increasing the relative capacity factor for a like rated plant; and
•Dispersing concentrators, delivers a narrower variation in temperatures, reducing operational risk, and lower maintenance complexity.
Furthermore, the modular design also helps to reduce upfront construction cost and complexity by requiring relatively fewer heliostats in combination with off-the-shelf towers and the ability to construct the solar array and power block in parallel. This results in shorter average construction times, from approximately 36 months for central tower to approximately 18 to 24 months for a modular tower plant.
Liquid Sodium as an HTF
We have been pioneering the use of sodium as a CSP HTF and have received multiple international accolades such as the 2019 IEA SolarPACES Technical Innovation Award. While extensive sodium knowledge exists in the nuclear industry, over the last 13 years we have developed the engineering and operational procedures required to enable its safe and effective use in CSP. Sodium’s properties make it relatively benign when handled properly, but, like many industrial fluids (such as natural gas, petrol, diesel, ammonia, etc.), it can be dangerous when inappropriately handled.
With ARENA’s support in developing Vast’s technology over the past decade, we designed, built and operated our grid-synchronized demonstration plant that brought together the components we previously developed to allow testing of a complete sun-to-grid system. The plant consisted of five modules in the solar field, each containing 699 heliostats, a receiver and a tower, linked by the sodium HTF loop to a steam generator and ultimately to a steam turbine and 1.1MW electrical generator. The demonstration plant operated for nearly 3 years, illustrating the fact that our modular solar array using sodium as HTF can be operated safely and effectively to export electrical energy to the grid.
• Modular Approach Unlocked by Liquid Sodium
Our modular approach to CSP combines the operating temperature benefits of central receiver towers with the control and operability benefits of modular trough plants. By selecting sodium as the HTF, Vast can implement distributed polar solar arrays that are significantly more optically efficient than surround fields, and 50 meter towers that are less expensive and easier to construct.

Modular fields allow for more efficient use of glass reflectors, enabling the same amount of power to be delivered to a receiver from a smaller area of mirror. This generates cost savings in both initial plant construction and from reduced mirror cleaning costs for the estimated 30-year life of the plant. Further atmospheric attenuation is lower in modular fields due to shorter focal distances, creating a compounding benefit that further reduces required mirror volume and improving performance in dusty regions (e.g., the Middle East).
Additionally, Vast’s modular fields have smaller towers relative to central tower plants (50m vs 250m), which in turn require smaller pumps. Additionally smaller towers pair with smaller heliostats and smaller heliostats can be mass manufactured using automotive industry techniques, driving down cost per heliostat.
The smaller towers used in Vast’s modular fields support lighter and smaller (reduced wind loading) receivers, with both these factors driving lower material costs. The receivers are simpler and cheaper than central tower molten salt receivers as the billboard design reduces the need for internal linking headers and inlet/outlet vessels and the sodium HTF removes the need for anti-freezing safeguards.
Vast towers can be erected without specialist equipment while Vast receivers which are identical and can be factory-produced (reducing both fabrication and on-site costs), are transported by road to site for simple, cheaper and faster installation. We are able to realize savings in parasitic electrical loads (the power required to run the plant) due to reduced pump sizes and loads from sodium’s lower viscosity. The sodium HTF can be operated at higher temperatures than molten salt (as a HTF) and enables more energy to be stored in a given quantity of salt. Faster, cheaper and safer maintenance of each receiver can be easily undertaken at ground level with tilt-down tower design and with the rest of the plant remaining operational.
During the construction of a central tower and receiver, exclusion zones are implemented at the base of the tower for safety reasons. This creates a significant schedule delay as construction of the salt tanks and power block must occur sequentially with the tower and receiver. With modular arrays, the solar field and power block can be constructed independently, shortening total build duration from three to two years providing an extra year of energy generation and 33% decrease in construction phase FTE cost.
• Advanced Thermal Process Control
Vast’s modular tower solar array delivers improvements in temperature control relative to central tower designs. The utilization of sodium as the HTF, our control system (which we are seeking to patent) and distributed array deliver precise temperature control with improved energy yield when the weather is cloudy, higher salt storage temperatures enabled that unlocks greater storage and power cycle efficiency, and substantially reduced risk of downstream thermal shock.
Central tower plants are unable to deliver precise thermal process control with solar transients caused by clouds impacting critical plant assets that are vulnerable to thermal fatigue, and degraded exergy resulting in sub-optimal performance.

Our Business Model
Our business model is to develop CSP projects using our technology, supply the equipment required to construct those projects, and provide EPC and O&M services to those projects during and after construction. Accordingly, we operate our business through four strategic pillars:
(1)Independent Energy Production (“IEP”): Our project development business addresses planning, permitting, siting and all other activity related to developing projects with full optionality to invest or co-invest in such projects, actively manage plants, and to retain or sell down our equity stake in such projects.
(2) Original Equipment Manufacturing (“OEM”) and Equipment Sales: Our OEM business is our primary business line currently and is responsible for the design, sourcing and supply of solar arrays to projects, including heliostats, receivers and towers, sodium piping, pumps and tanks, sodium-salt heat exchangers and control systems and licensing of our technology and to third parties. This business line includes the assembly and installation at project sites, utilizing automated pop-up manufacturing facilities.
(3) Engineering, Procurement and Construction (“EPC”): Our in-house EPC capability enhances the quality of projects and enables us to overcome any shortages of EPC contractors in key geographies.
(4) Operation and Maintenance (“O&M”): Our O&M business provides operations and maintenance and software support to projects. As experts in the use of sodium HTF in CSP applications, it is critical that our knowledge and skills are imparted on the O&M teams that operate plants using Vast technology. We also expect our O&M business to drive significant value through operational and technology improvements that increase plant yield within rigid project financing structures.
During our 14-year history, we have developed our proprietary technology to provide the critical components necessary to build modular CSP plants: heliostats; sodium receivers; receiver control systems; sodium-salt heat exchangers; salt tanks; and modelling and control software. The development of this product range continues in parallel with project development.
Successful deployment of technology at VS1 is an important step along our journey to a fully commercial product suite and a sustainable enterprise. Once the effectiveness of our technology is proven at utility scale, we believe that operation of subsequent deployments at greater scale will follow given the parallel development of our pipeline and scale driven LCOE reductions.
Those cost reductions will be driven by the collective impacts of higher turbine efficiencies, construction scale economics and the fixed nature of operating costs that drive down the LCOE of stand-alone modular CSP plants. Each of these improvement factors is a direct outcome of scaling using the technologies that will be demonstrated at VS1 and they do not require any additional technological breakthroughs.
Key Business Lines
Independent Energy Production
We are an experienced developer of CSP and PV plants, with four development projects completed in the last ten years. Below is a summary of our completed projects.
• Marulan Test Site (2010-2011) — Heliostat Field Testing. Our first two projects, the first of which involved the development of our first heliostat prototypes, and the second of which involved the development of our modular array concept, with approximately 100 heliostats and a water cooled receiver tested alongside the completion of targeting and control tests.
• Back Station Test Site near Forbes, NSW (2011-2014) — Sodium Test Loop. Our first ARENA-supported project was a single 1.2MWth solar module that demonstrated that sodium could be used safely and effectively as a HTF. Partly funded by the Australian Solar Institute and then inherited by ARENA, it was successfully completed in mid-2014. The project resulted in the installation, operation and testing of 700 heliostats (second and third generation facet designs and V12 heliostat drives) and the development and testing of wireline and Wi-Fi solar array communications. The project also demonstrated on-site facet construction of a high temperature sodium receiver, reticulation, cooling and purification system.

• Jemalong Solar Station Demonstration Plant near Forbes, NSW (2014-2020). The JSS Pilot Plant was a 1.1MW grid connected CSP plant designed to provide a multi-module proof of concept for Vast’s CSP technology. The final form plant was first synchronized with Australian national grid and operated safely and effectively from early 2018 until its decommissioning in 2020. The project resulted in the manufacturing of 3,500 heliostation-site, which were installed and operational for over five years (as the heliostats were installed and operational prior to synchronization of the final form plant with the grid in early 2018). The project completed the integration and control of multiple modules, generating extensive operational experience of a world-first modular sodium HTF loop, which was used to operate a steam generator and 1.1MW turbine.
• 50 MW West Jemalong PV Project near Forbes, NSW (2018). Development of a 50 MWac PV project four kilometers from the demonstration plant and “shovel-ready” for sale of the project to Genex Ltd.
We are also currently developing several new projects.
• Vast Solar 1 Commercial Reference Project. A project offering with the prospect of dispatching approximately 47GWhe per year of merchant peaking power at a comparable capital cost to a BESS with similar capacity.
• Vast Solar 2 (formerly North West Queensland Hybrid Power Project — NWQHPP). A 50 MW hybrid baseload CSP/PV/BESS/gas project with 99.5% reliability and approximately 80.0% renewable energy fraction. The project is expected to be a world-first baseload integrated solar hybrid plant to power the operations of major mining companies. Importantly, it plans to lower electricity prices for mining customers in the Mount Isa region, leading to improved global competitiveness of the project’s ultimate mining and minerals processing offtakers.
• SiliconAurora BESS Project (Joint Venture with 1414 Degrees). We are a 50% owner of and co-developing a 140MW / 140MWh BESS being developed on the Aurora site on which VS1 will be deployed. Neither SiliconAurora nor 1414 Degrees have any involvement in VS1 other than SiliconAurora providing a site with approvals for VS1. Vast’s aim is to have the SiliconAurora BESS shovel-ready and saleable by mid 2024.
• Solar Methanol 1 Renewable Methanol Demonstration Plant. An approximately 20 Ton per day renewable methanol project utilizing our CSP technology as the primary source of electricity and heat, being developed by the Solar Methanol Consortium. We expect SM1 to become operational in 2026.
• ASTRI Integrated Sodium Test Loop — EPCM Agreement. We are supporting ASTRI’s development of a 1MW research project located in Mayfield West, Newcastle including engineering and procurement, integration of a novel sodium receiver developed by Australia’s Commonwealth Scientific and Industrial Research Organization (“CSIRO”) and the Australian National University (“ANU”) to a Balance of Plant skid and commissioning of the skid.
• Wodonga Concentrated Solar Thermal Process Heat Project. We are acting as owner’s engineer for an approximately 20MW-th process heat project to displace gas to decarbonize a pet food facility for an international fast-moving consumer goods company.
• Vast Solar 3. The Aurora site on which VS1 will be deployed includes a secured development approval for 150 MW CSP. Vast has identified that potential off-takers for this project may include BHP, the Whyalla Steelworks, Nyrstar’s Port Pirie smelter, a number of hydrogen and e-fuel projects proposed in South Australia.
Original Equipment Manufacturing (OEM) and Equipment Sales
• Heliostats and Beam Characterization System
Our heliostats have been designed in-house to solve the shortcomings of past generations of heliostats, striving to achieve the highest quality at the lowest cost through automated manufacturing, minimizing mirror shape error and use of a single facet to eliminate canting error along with a system that pre-calibrates each array. Heliostats are installed with Vast’s installation trailer, using one bolt and one plug for fast, simple installation. We use a proven cleaning system coupled with further in-house automation and optimization. Our Beam Characterization System (“BCS”) has been developed in partnership with CSIRO to calibrate heliostats.
• Manufacturing Systems
Historically, one of the core issues faced in the CSP consortium was the cumbersome transportation of heliostats from production facilities to CSP sites, incurring high transport costs and damage. To address this issue, we developed an in-

house production facility using third-party assembly lines. This on-site manufacturing is well suited for remote locations in sunbelt countries where the transportation of the assembled heliostats would be costly and difficult. The standardized design, cheap and readily available materials (such as steel, glass, glue, gearboxes, etc.), automated manufacturing and easy installation alongside easy assembly and dismantling enables the relocatable manufacturing facility to deliver high performance with competitive cost.
Our fully automated assembly lines in manufacturing heliostats and receivers exploits advances in pre-coated materials, technology and advanced manufacturing capability. Vast will develop an advanced automated automotive-style manufacturing plant to efficiently manufacture high quality heliostats including quality control checks along with receivers that require high precision bending and advanced laser welding with high energy density
• Serpentine Receiver and Flux Sensor
The receiver is the most advanced and thermodynamically complex interface of the CSP process, where the controlled and concentrated optical energy from the sun is converted to thermal energy. Our modular receivers are designed to deliver excellent performance and durability for the 30-year plant design life. Constructed with advanced nickel alloy materials requiring very precise bending and welding, the receivers are easily transportable to improve flexibility and minimize on-site construction time for the arrays. Inside the receiver, sodium flows through serpentine tube banks while heat shields protect the structure externally. The flux sensor instantaneously measures the whole flux on the receiver and sodium flow is adjusted to achieve temperature control.
We intend to manufacture receivers in Australia for supply to VS1 and are currently putting in place a logistics system to support efficient and secure delivery of receivers globally as the growth pipeline is rolled out.
• Advanced Hot Tanks
Vast’s advanced hot tanks, which will be deployed by Vast as part of VS1, comprise a new tank design developed by Vast and its partners which seeks to reduce molten salt tank leakage from thermal cycling and fatigue that exists in traditional tanks, resulting in substantial production losses for CSP projects. This innovation has the capability to significantly improve the reliability of molten salt TES systems.
Vast along with its partners developed the new design by carefully analyzing, understanding and learning from previous failures. Vast has replicated failures at existing CSP projects through advanced Finite Element Analysis (FEA) models developed alongside its partners and developed several innovations that address the issues. The design decreases the compressive stresses in the tank floor and mitigates the risk of failure associated with thermal cycles by changing various design parameters in the life cycle of the tank. The design reduces the compressive forces by achieving negative temperature gradients in steady state conditions, through differential conduction in the foundation, active cooling in the foundation, and specialized commissioning procedure. The temperature control algorithms, along with innovative tank distribution designs, are intended to eliminate the compressive stresses that could be generated through transient conditions of the tank. An alternative fabrication material is used to improve the long term cracking resistance compared to that of state of the art tanks.

Government Support
As a company operating in the renewable energy sector, there are tax incentives, support mechanisms and regulations in place to promote the growth of clean energy and decarbonization.
At the U.S. federal level, tax credits are currently in place that incentivize the deployment of renewable energy. Projects generating renewable energy may be eligible for ITC and/or PTC that, with proper structuring, lower the capital requirements for renewables projects to be developed and open a new source of funding for these projects.
The Biden administration and Congress have announced goals of decarbonizing the electricity sector entirely by 2035, which would necessitate billions of dollars in additional investment. Some of this money is likely to be invested in solar technologies, potentially a benefit for a company like Vast.
The IR Act is among the most meaningful pieces of U.S. federal policy enacted to date that focuses on accelerating decarbonization. Importantly, the IR Act has (i) extended certain ITC and PTC to projects beginning construction before January 1, 2025 and enacted technology neutral ITCs (“Technology Neutral ITC”) and PTCs (“Technology Neutral PTC”) for certain qualifying assets beginning in 2025 through at least 2032, (ii) expanded the ITC to include stand-alone energy storage projects so that such storage projects may claim the ITC without being integrated into a renewable facility, (iii) allowed solar projects to claim the PTC (a production based tax credit available for 10 years following the placed-in-service date of the facility), and (iv) introduced the concept of transferability of tax credits.
In December 2021, President Biden signed an executive order calling for the U.S. federal government to achieve net zero emissions by 2050, with a 65% reduction by 2030. The order specifically directs the U.S. federal government to use its scale and procurement power to achieve 100% carbon pollution-free electricity by 2030, with at least half coming from locally supplied clean energy, as well as 100% zero-emission vehicle acquisitions by 2035 and a net-zero emissions building portfolio by 2045, all of which may contribute to increased demand for alternative energy technologies, including renewable energy and energy storage.
U.S. state-level incentives have also driven growth in the deployment of energy storage. Many U.S. states have adopted (and subsequently expanded) renewable portfolio standards (“RPS”) which mandate that a certain portion of electricity delivered to customers come from eligible renewable energy resources. States with high RPS have seen greater deployment of renewables than states with similar renewable resources that lack such requirements.
The Australian federal government’s technology investment roadmap, together with the supporting and annually updated Low Emissions Technology Statement (“LETS”), recognizes the importance of dispatchable renewable energy storage in Australia’s future energy mix and identifies long-duration renewable energy storage dispatched at less than A$100/MWh as a key investment priority. The Technology Investment Roadmap also recognizes CSP’s potential in the mix of dispatchable technologies: “Solar thermal energy storage (charged by solar thermal generation) will become increasingly cost competitive and will be suitable in places where pumped hydro is unavailable.”
Our projects have benefited from multiple investments from the Australian government. Vast expects to receive substantial government funding in the form of up to a AUD 65 million grant from ARENA and up to AUD 110 million in concessional financing from the Australian Federal government for the development of VS1 and expects to receive AUD 19.5 million from ARENA and EUR 13.2 million from the German government for the development of SM1.
Our projects also attract investment from governments outside our target markets. For example, the German government has announced up to €13.2 million to support the SM1 project through HyGATE.
Growth Strategy
Our primary growth strategy is to execute on our pipeline of development projects. We have 230 MW of projects under development in Australia and a total pipeline of 3.7 GW globally, as shown in the table below. Our primary target geographies include Australia, North America, and Saudi Arabia, and we are also evaluating projects in Chile and parts of Africa.

Competition
There is approximately 6,800 MW of CSP in operation globally. Technology developed by Abengoa, S.A. and Sener Group represent approximately 60% of operational CSP capacity, and other technology suppliers have focused on either CSP 1.0 (parabolic trough) or CSP 2.0 (central tower) technology.
We are the only company deploying CSPv3.0 modular towers that combine the benefits of CSP 1.0 and 2.0, enabling us to overcome the inherent limitations in CSP 1.0 of limited cost out potential and CSP 2.0 of thermal control leading to reliability challenges and extended outages.
We believe our track record of technology development over the last 13 years and having developed a full scale operational project gives us an advantage over more recent entrants to the CSP market.

Facilities
Our headquarters are in Sydney, NSW Australia, where a majority of our process engineering team and corporate functions are located. We also have prototype manufacturing and design offices in Goodna, QLD Australia responsible for new product development. We are co-owners of the Aurora Energy Precinct in Port Augusta, South Australia where we are developing VS1, SM1 and the SiliconAurora 140MW BESS projects. Additionally, we have operated and now decommissioned the Jemalong Solar Station Demonstration Plant in Jemalong, NSW Australia.
Human Capital
Every day, our people strive to live our key values — safety, integrity, leadership, excellence and passion. We adopt a safety mindset in everything we do. Moreover, we have a transparent work environment where people are treated with respect.
We have a diverse workforce with people from Australia, Asia, Europe and South Africa who have extensive experience in energy, engineering, project management, manufacturing and business development. This workforce is led by a small, high-performing team of skilled and experienced professionals with 216 cumulative career years of experience. As of June 30, 2024, we had a total of 40 permanent employee, respectively, across all our locations.
Intellectual Property
We have a platform of unique and extensive intellectual property covering the full range of CSP technology including heliostat arrays, receivers, sodium/salt heat exchangers, molten salt TES tanks and associated advanced control systems and software. The protection of our intellectual property, directed by a detailed strategy that has driven our intellectual property program from inceptions, is critical to the success of our business.
Our key intellectual property is comprised of extensive proprietary know how and trade secret, which we are seeking to support and protect through a global patent protection program. This program is focused on seven core patent families with pending intellectual property applications in all target sunbelt markets. We are actively pursuing innovation in all products and systems, which is supported by an intellectual property strategy that helps ensure this investment in innovation is appropriately protected and commercialized. Our intellectual property portfolio also includes a number of registered trademarks, including the principal “Vast Solar” mark.
Government Regulation
We are subject to Australian, federal, state, and local laws and requirements with regard to health, safety and employment. We are also subject to the applicable work, health and safety regulations in the respective regions in which we operate.
We use, generate, and discharge toxic, volatile, or otherwise hazardous chemicals and wastes in our activities. We are subject to a variety of Australian, federal, state and local laws and regulations, and the laws and regulations in the respective regions in which we operate, relating to the purchase, storage, use, and disposal of hazardous materials. We believe that we have the ability to obtain all environmental permits necessary to conduct our business and expect to obtain all necessary environmental permits for future activities. We are currently not subject to any litigation pertaining to any environment regulations and cost of compliance with applicable regulations is expected to be commensurate with our historical costs and with other companies in the industry.
Environmental standards applicable to us are established by the laws and regulations of the countries in which we operate, Standards adopted by relevant regulatory agencies and the permits and licenses issued to us. Are based on us satisfying the necessary criteria determined by each relevant regulatory agency. Each permit and license issued to us is subject to periodic modifications and what we anticipate will be increasingly stringent requirements. Violations of these laws, regulations or permits and licenses may result in substantial administrative, civil or even criminal fines, penalties, and possibly orders to cease any violating operations or to conduct or pay for corrective works. In some instances, violations may also result in the suspension or revocation of permits or licenses.
Legal Proceedings
From time to time, we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are not currently a party to any legal proceedings, the outcome of which, if determined adversely to us, would individually or in the aggregate have a material adverse effect on our business, financial condition and/or operations.

C.Organizational Structure
The following diagram depicts the simplified organizational structure of the Company and its subsidiaries as of June 30, 2024:
D.Property, Plants and Equipment
Information regarding Vast’s property, plants and equipment is described in the annual financial statements below, under the heading Note 15 – Property, plant and equipment.
Item 4A. Unresolved Staff Comments
None.

Item 5. Operating and Financial Review and Prospects
Capital Reorganisation and Initial Capitalization:
On the Closing Date, December 18, 2023, we consummated the capital reorganization (as further defined below) pursuant to the Business Combination Agreement. Subject to the terms and conditions contained therein, Merger Sub merged with and into NETC in the Merger, with NETC continuing as the Surviving Corporation and a wholly owned direct subsidiary of the Company.
Immediately prior to the Effective Time, the Company implemented the MEP Share Conversion, the Existing AgCentral Indebtedness Conversion and then the Split Adjustment. The aggregate number of Ordinary Shares outstanding immediately following the Split Adjustment and immediately prior to the Effective Time was 20,499,999 Ordinary Shares.
At the Effective Time, by virtue of the Merger and without any action on the part of the Company, NETC, Merger Sub or any of the holders of any of their securities, (i) all shares of common stock of NETC held in treasury were cancelled, (ii) each other share of common stock of NETC (other than Redemption Shares) was exchanged for such share’s respective Per Share Merger Consideration, (iii) each NETC Public Warrant was assumed by Vast and became a Public Warrant and each NETC Private Warrant was assumed by Vast and became a Private Warrant (Refer to Exhibit 2.7 to this Annual Report for more details on the Warrants) and (iv) each Redemption Share was converted immediately prior to the Effective Time into the right to receive from NETC, in cash, an amount per share calculated in accordance with such stockholder’s redemption rights. Also at the Effective Time, Vast (i) consummated the purchases and sales of Ordinary Shares contemplated by the Equity Subscription Agreements, (ii) effected the conversion of the Senior Convertible Notes into Ordinary Shares, (iii) issued Ordinary Shares pursuant to the terms of the Nabors Backstop Agreement and (iv) issued Ordinary Shares pursuant to Guggenheim Securities pursuant to its amended engagement letter with NETC.
In the aggregate, at the Effective Time, Vast issued:
•An aggregate of 804,616 Ordinary Shares upon conversion of shares of NETC Class A Common Stock to the holders thereof;
•An aggregate of 3,000,000 Ordinary Shares upon conversion of Founder Shares to the holders thereof;
•An aggregate of 1,500,000 Ordinary Shares to former members of NETC Sponsor as acceleration of a portion of the Earnback Shares, pursuant to the Nabors Backstop Agreement;
•350,000 Ordinary Shares to Nabors Lux pursuant to the Nabors Backstop Agreement;
•An aggregate of 1,250,014 Ordinary Shares upon conversion of Senior Convertible Notes (as defined below) held by AgCentral and Nabors Lux;
•An aggregate of 1,715,686 Ordinary Shares to AgCentral and Nabors Lux pursuant to their respective Equity Subscription Agreements (as defined below); and
•171,569 Ordinary Shares to Guggenheim Securities pursuant to its amended engagement letter with NETC.
The consummation of the Business Combination Agreement resulted in a capital reorganization (the “Capital Reorganization”) and was accounted as such within the scope of IFRS as issued by the IASB. In particular, the Capital Reorganization was accounted for as the Company issuing shares to NETC shareholders in exchange for the net liabilities of NETC ($11.2 million) as of the Closing Date, accompanied by a share recapitalization. The net liabilities of NETC were recorded at historical cost, with no goodwill or other intangible assets recorded. Any excess of the fair value of the Company’s shares issued over the fair value of NETC’s identifiable net liabilities acquired represents compensation for the service of a share exchange listing for its shares and was expensed as incurred (“share based listing expense”).
As a result of the Capital Reorganization, NETC became a wholly owned direct subsidiary of the Company. On December 19, 2023, the Ordinary Shares and public Vast Warrants commenced trading on Nasdaq under the symbols “VSTE” and “VSTEW,” respectively. Vast expects to incur additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees and additional internal and external accounting, and legal and administrative resources.

Immediately after the transaction the Company entered into a Joint Development Agreement (“JDA”) with EDF Australia. As a major participant in the energy transition and one of the world's largest, diversified, clean energy producers, the EDF Group is an integrated energy company active across the energy value chain: generation, transmission, distribution, storage, energy trading, energy sales and energy services. EDF Group is a world leader in low-carbon energy, having developed a diversified production mix. Under the executed JDA, the parties have agreed to collaborate on various projects with costs associated with Eligible Projects developed under the agreement to the borne equally by the parties. EDF has a right to invest in Approved Projects for an amount up to (1) 75% of the equity capital for an Approved Project, and (2) up to 75% of the equity capital of VS1, VS3 (a proposed 150 MW CSP facility with 12-18 hours of thermal storage located in Port Augusta, South Australia) and SM1 in the aggregate.
On January 9, 2024, Nabors Lux funded $6,952,532.66 pursuant to the Nabors Backstop Agreement in exchange for 681,620 Ordinary Shares.
Key Factors Affecting our Operating Results
We believe that our performance and future success depend on several factors that present significant opportunities for us but also pose risks and challenges, including those discussed below and in the section of Item 3.D of this report titled “Risk Factors”.
Our business model is to develop CSP products using our technology, supply the equipment required to construct those projects and provide support to those projects during and after construction. We believe the key to full vertical integration revolves around mastering the technology development, basic engineering and component manufacturing utilizing the significant R&D investment we have made.
The protection of our intellectual property is important to the success of the business. We have a platform of unique and extensive intellectual property covering the full range of CSP technologies. This is supported by a detailed strategy that has driven our intellectual property creation program from inception.
We operate in a heavily regulated energy sector, which is subject to a variety of international, federal, state and local regulations and agencies that impact our operations. As a participant in the renewable energy sector specifically, there are additional regulations, tax incentives and support mechanisms in place to promote growth. Any reduction in these benefits could affect our business.

A.Results of Operations
For a comparison of our results of operations for the years ended June 30, 2023 and 2022, see the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operation,” in Post-Effective Amendment No. 1 to the Registration Statement on Form F-1 (File No. 333-277574), filed with the SEC on April 25, 2024.
Comparison of the year ended June 30, 2024 and 2023
The results of operations presented below should be reviewed in conjunction with the consolidated financial statement and notes included elsewhere in this report. The following table sets forth our consolidated results of operations for the periods shown:

	For the Year Ended June 30,
	2024	2023

	(in thousands of $ unless otherwise indicated)
Consolidated Statement of Profit or Loss and Other Comprehensive Income:
Revenue
Revenue from customers	342	268
Grant revenue	—	651
Total revenue	342	919
Expenses
Employee benefits expense	5,274	2,984
Consultancy expenses	3,943	2,134
Administrative and other expenses	10,529	8,080
Share based listing expenses	106,055	—
Raw materials and consumables used	815	600
Depreciation expense	84	49
Finance costs, net	1,947	2,518
Share in loss of jointly controlled entities	206	254
Gain/(loss) on derivative financial instruments	164,935	(105)
Total expenses	293,787	16,514
Net loss before income tax	(293,445)	(15,595)
Income tax benefit	—	378
Net loss	(293,445)	(15,217)
Other comprehensive income that may be reclassified to profit or net loss in subsequent periods:
Gain on foreign currency translation	(402)	891
Total Comprehensive Loss for the year	(293,848)	(14,326)
Revenue from customers
Revenue from customers is driven by the number of engagements with customers for consultancy advice and / or margin on goods or other services purchased for customer projects. For the year ended June 30, 2024, revenue from customers was $0.3 million, representing an increase of $0.1 million or 28% compared to the prior year. This increase was primarily the result of increases in both consulting fees and margin fees associated with increased project activity mainly related to an ongoing single customer assignment. Revenue from customers is currently not a material source of our funding, as we have historically relied upon other sources of funding such as government grants.

Revenue from customers is predominantly sourced from one customer and we will continue to seek consulting opportunities with this and other customers. However, we are not dependent on this source of revenue given the focus of the business on project development and the significance of grant revenue received historically.

Grant revenue
Grant revenue is driven by tax incentives offered by the Australian government that historically reduced our research and development costs by offering tax offsets for eligible expenditures.
Grant revenue was nil for the year ended June 30, 2024 as the R&D credit was recorded as an offset to future tax and $0.7 million for the year ended June 30, 2023 which was recorded as a receivable and refunded in cash.
Total revenue
Total revenue decreased by 63%, or $0.6 million, from $0.9 million for the year ended June 30, 2024, to $0.3 million for the year ended June 30, 2023. This decrease was primarily the result of the decrease in grant revenue discussed above.
Employee benefits expenses
Employee benefits expenses are driven by the number of employees, both permanent (full-time and part- time) and casual, and include associated costs such as superannuation and payroll tax.
Employee benefits expenses totaled $5.3 million for the year ended June 30, 2024, as compared to $3.0 million for the year ended June 30, 2023, representing an increase of $2.3 million or 77%, which was primarily due to an increase in the number of employees and Board costs. These employees were required to support research, project development and corporate activity.
Consultancy expenses
Consultancy expenses are driven by engagements with third party contractors who provide professional services for both research and project development and corporate activity.
Consultancy expenses totaled $3.9 million for the year ended June 30, 2024, as compared to $2.1 million for the year ended June 30, 2023, representing an increase of $1.8 million or 85%. This increase was primarily the result of increased research and project development activity in the twelve months ended June 30, 2024, compared to the twelve months ended June 30, 2023 as the business engaged more engineers and project consultants to deliver studies and basic design of “VS1” (a 30 MW / 288 MWh reference CSP plant located in Port Augusta, South Australia).
Administrative and other expenses
Administrative and other expenses include accounting and audit, legal, advertising, marketing, licenses, subscriptions and other similar types of expenses.
Administrative and other expenses for twelve months ended June 30, 2024, totaled $10.5 million, as compared to $8.1 million for the twelve months ended June 30, 2023, representing an increase of $2.4 million. This increase was primarily a result of increased legal, accounting and audit expenses incurred to prepare the business for a U.S. financial and regulatory environment as well as in relation to the Capital Reorganisation.
Share based listing expenses
Share based listing expenses of $106.1 million for the twelve months ended June 30, 2024, represent non-cash charges recorded in connection with the consummation of the Capital Reorganisation (the “SPAC merger”).
The expense reflects the difference between the fair value of the Ordinary Shares issued to NETC shareholders as compared to the fair value of NETC’s net liabilities assumed. The fair value of the Company’s Ordinary Shares was determined based on a quoted market price of $11.99 per Ordinary share at transaction closing as of December 19, 2023.
The fair value of share consideration of $94.8 million and NETC’s net liabilities of $11.2 million resulted in an excess of the fair value of the shares issued over the value of the net monetary assets acquired of $106.1 million. The difference is reflected as a share-based listing expense of $106.1 million for the services provided by NETC in connection with the listing.

Raw materials and consumables used
Raw materials and consumables used during the twelve months ended June 30, 2024, amount to $0.8 million, as compared to $0.6 million for the twelve months ended June 30, 2023, representing an increase of $0.2 million or 36%. This was primarily driven by the development of products and grid connection costs in connection with our Port Augusta Project.
Depreciation expense
Depreciation expense for the twelve months ended June 30, 2024, was $84 thousand, as compared to $49 thousand for the twelve months ended June 30, 2023, representing an increase of $35 thousand or 71%.
Finance costs, net
Finance costs, net during the twelve months ended June 30, 2024, were $1.9 million, as compared to $2.5 million for the twelve months ended June 30, 2023, representing a decrease of $0.6 million or 23%. The decrease was primarily the result of lower debt balances for the year given the Company's only interest-bearing debt as of June 30, 2024 was the EDF loan.
Share in loss of jointly controlled entities
Share in loss of jointly controlled entities was $0.2 million for the year ended twelve months ended June 30, 2024, compared to $0.3 million for the twelve months ended June 30, 2023. The decrease was primarily due to timing of expenditure by the joint venture compared to the prior year.
(Gain)/loss on derivative financial instruments
Loss on derivative financial instruments for the twelve months ended June 30, 2024, was $164.9 million compared to a gain of $0.1 million for the twelve months ended June 30, 2023, primarily due to the impact of fair value movements on our financial instruments. The loss related primarily to a $171.0 million realized loss on the embedded derivatives associated with the Convertible Notes and the Senior Convertible Notes issued to AgCentral which were marked to market immediately prior to the completion of the Capital Reorganization transaction based on a quoted market price of $11.99 per Ordinary Share as at December 19, 2023. This loss was partially offset by unrealized gains on the Promissory Notes issued to EDF and NETC Warrants ($5.4 million, for the twelve months ended June 30, 2024 ) as part of the Capital Reorganization transaction .

Income tax benefit
Our income tax benefit during the twelve months ended June 30, 2024, was nil, as compared to a benefit of $0.4 million for the twelve months ended June 30, 2023. For the year ended June 30, 2024 Vast only recognised deferred tax assets to the extent it recorded deferred tax liabilities. The tax benefit for the year ended June 30, 2023 was primarily attributable to the recognition of a deferred tax asset to offset the deferred tax liability recognized in equity due to the revaluation of embedded derivatives as a result of waiver/modification of interest/maturity term from shareholder.
Refer to Note 6 – Income Tax Benefit for more details.
Total expenses
Total expenses increased by $277.3 million to $293.8 million for the twelve months ended June 30, 2024, compared to $16.5 million for the twelve months ended June 30, 2023. The increase was primarily due to share-based listing expenses and the loss on derivative financial instruments. See above for discussion of these expenses.

Net loss
Net loss for the twelve months ended June 30, 2024, totaled $293.4 million $17.50 per share on a basic and diluted basis) as compared to a loss for the twelve months ended June 30, 2023, of $15.2 million $7.08 per share on a basic and diluted basis), for an increase of $278.2 million in net loss. The increase in net loss was primarily related to non-cash accounting activities related to the close of the Capital Reorganisation, predominantly (a) share based listing expense recognized upon consummation of the Capital Reorganisation, amounting to $106.1 million, and (b) the loss realized recorded upon conversion of Convertible financial instruments previously issued by the Company, immediately prior to the consummation of the Capital Reorganization, amounting to $171.0 million.

B. Liquidity and Capital Resources
For a comparison of our cash flows for the years ended June 30, 2023 and 2022, see the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operation,” in Post-Effective Amendment No. 1 to the Registration Statement on Form F-1 (File No. 333-277574), filed with the SEC on April 25, 2024.
We have primarily funded our operations with equity and debt investments by AgCentral, debt investments by Nabors Lux and EDF, government grants and tax cash rebates and the proceeds of the Capital Reorganization and Financings. As of June 30, 2024, we had cash and cash equivalents of $11.1 million and working capital of $3.6 million. As of June 30, 2023, we had cash and cash equivalents of $2.1 million and negative working capital of $23.6 million. The primary reason for the increase in working capital is the proceeds from the capital raise of $35.3 million in December 18, 2023 and Backstop arrangement.
Sources of Liquidity
Operating cash flow
We incurred net operating cash outflows of $40.3 million for the twelve months ended June 30, 2024 and $9.1 million for the twelve months ended June 30, 2023. We do not expect net operating cash inflows in the short term.
Equity
As of June 30, 2024, Vast had total diluted common shares outstanding of 29,973,504.
In connection with the Capital Reorganisation, Vast issued 25,800,229 shares valued at $295.3 million (net of $1.5 million transaction costs accounted for as a deduction from equity) as of Capital Reorganisation. Ordinary shareholders participate in dividends and the proceeds on winding up of the parent entity in proportion to the number of shares held.
Immediately prior to the Effective Time, the Company implemented the MEP Share Conversion, the Existing AgCentral Indebtedness Conversion and then the Split Adjustment. The aggregate number of Ordinary Shares outstanding immediately following the Split Adjustment and immediately prior to the Effective Time was 20,499,999 Ordinary Shares.
In connection with the Capital Reorganisation, Vast issued:
(1)An aggregate of 1,250,014 Ordinary Shares upon conversion of Senior Convertible Notes held by AgCentral and Nabors Lux. Issuance of these Ordinary Shares resulted in the extinguishment of $12.5 million of indebtedness.
(2)An aggregate of 804,616 Ordinary Shares upon conversion of shares of NETC Class A Common Stock that were not submitted for redemption to the holders thereof. This includes 633,250 shares of NETC Class A Common Stock purchased by CAG to satisfy its’ financing obligations. Vast received $8.8 million as the proceeds of the Trust Account not paid to the holders of Redemption Shares.
(3)An aggregate of 3,000,000 Ordinary Shares upon conversion of Founder Shares to the holders thereof, and an aggregate of 1,500,000 Ordinary Shares to former members of NETC Sponsor as acceleration of a portion of the Earnback Shares, pursuant to the Nabors Backstop Agreement. Includes 129,911 Ordinary Shares issued upon conversion of the Founder Shares transferred to CAG prior to the Capital Reorganization in connection with CAG’s investments.
(4)350,000 Ordinary Shares to Nabors Lux pursuant to the Nabors Backstop Agreement issued as the Incremental Funding Commitment Fee.
(5)980,392 Ordinary Shares to AgCentral for $10.0 million pursuant to its Equity Subscription Agreement and 735,294 Ordinary Shares to Nabors Lux for $7.5 million pursuant to its Equity Subscription Agreement.
(6)171,569 Shares to Guggenheim Securities issued as settlement for transaction expenses, expensed under IFRS 2.
We have registered for resale approximately 72.2% of our total issued and outstanding Ordinary Shares on a fully diluted basis (assuming and after giving effect to the issuance of 27,529,987 Ordinary Shares upon exercise of all outstanding Warrants, 2,799,999 Earnout Shares issuable upon the occurrence of all Triggering Events, and 2,400,000 Earnback Shares issuable upon the occurrence of all Triggering Events and the conversion of the EDF Note) and the

Warrants being offered for resale pursuant to this report represent approximately 46.7% of our current total outstanding Warrants.
Assuming the exercise of all outstanding Warrants for cash, we would receive aggregate proceeds of approximately $316.6 million. If the Warrants are exercised pursuant to a cashless exercise feature, we will not receive any cash from these exercises. We expect to use the net proceeds from the exercise of the Warrants, if any, for general corporate purposes. Our management will have broad discretion over the use of proceeds from the exercise of the Warrants. However, we will only receive such proceeds if all Warrant holders fully exercise their Warrants for cash. The exercise price of the Public Warrants and Private Warrants is $11.50 per share. We believe that the likelihood that Warrant holders determine to exercise their Warrants, and therefore the amount of cash proceeds that we would receive, is dependent upon the market price of our Ordinary Shares. If the market price for our Ordinary Shares is less than the exercise price of the Warrants (on a per share basis), we believe that Warrant holders will be very unlikely to exercise any of their Warrants, and accordingly, we will not receive any such proceeds. On September 4, 2024, the closing prices for our Ordinary Shares and Public Warrants on Nasdaq were $1.175 per share and $0.0594 per warrant, respectively. There is no assurance that the Warrants will be “in the money” prior to their expiration or that the Warrant holders will exercise their Warrants. Warrant holders have the option to exercise their Warrants on a cashless basis in accordance with the Vast Warrant Agreements. To the extent that any Warrants are exercised on a cashless basis, the amount of cash we would receive from the exercise of Warrants will decrease. We will continue to evaluate the probability of Warrant exercises and the merit of including potential cash proceeds from the exercise of the Warrants in our future liquidity projections, but we do not currently expect to rely on the cash exercise of Warrants to fund our operations.
Debt
On December 18, 2023, Vast Intermediate HoldCo Pty Ltd (HoldCo) issued a Promissory Note to EDF Australia Pacific Pty Ltd (EDF) and an Embedded derivative liability was recognized for $5.5 million. As at June 30, 2024 the valuation of the instrument was measured at $0.6 million, the reduction being predominantly driven by the significant decrease in the Company’s share price and its resulting impact on the valuation of the embedded derivative liability, since issuance ($2.28 as at June 30, 2024).
The Promissory Note has a face value equivalent to EUR 10,000,000 converted into USD $10,831,953. Interest is accrued at the rate of 3% per annum. Interest accrues daily on the principal outstanding amount. Within the first 18 months of issuance, the Company has the option to settle interest payments in cash or by issuance of additional convertible notes. The Promissory Note has an original term of 5 years but may be extended another 2 years at the HoldCo option via notice. EDF has the right to convert all or a portion (not less than $2 million) of the outstanding principal amount and interest at an exchange rate of $10.20 per share for a period of 5 years (or 7 years if extended). The exchange is conditional on satisfaction of the exchange condition being, EDF has invested at least $20.0 million in the project entity of a CSP Project.
The outstanding balance on Shareholder loans was converted to Ordinary Shares as of the Capital Reorganization.
Government Grants
To date, we have relied to a significant extent on government funding, in the form of grants, to develop and validate our technology. Similarly, we have conditional government funding approval, and we expect to receive substantial government funding, for up to AUD 65 million grants and up to AUD 110 million in concessional financing for the development of VS1 and we and our consortium partner, Mabanaft, expect to receive conditional government funding for up to AUD 19.5 million and EUR 12.4 million for the development of SM1. Although we are confident in our ability to ultimately obtain this funding, how much of this financing we receive will depend on our ability to satisfy certain funding and/or grant conditions (for example, with respect to the AUD 110 million concessional financing for VS1, a final investment decision being made), and there can be no assurance that we will be able to meet such conditions. In addition, the conditional government funding and concessional financing will not cover the full costs of development and delivery of VS1 or SM1. Accordingly, we and where applicable, our consortium partners, will need to obtain and invest significant capital in these projects in order to complete them. See “Risk Factors—Risks Relating to Our Technology— The VS1 reference project is important to the future of the business and requires a substantial scale up relative to the Jemalong Solar Station (“JSS Demonstration Plant”) and carries significant risk associated with factors such as technology readiness, organizational capability to deliver and production ramp up”, “Risk Factors—Risks Relating to Our Projects -Project Completion Risk—We have not yet completed contracting, construction and commissioning of our current projects. Although we are not yet able to predict with specificity the capital expenditures that will be required to bring VS1 and SM1 online, we now believe that it will cost significantly more than our previous estimates. There can be no assurance that our projects will be contracted, constructed, commissioned and operated as described in this Annual Report, or at all" and

“Risk Factors—Risks Relating to Our Technology—Our business benefits in part from federal, state and local government support for renewable energy, and a decline in such support could harm our business.”
For the twelve months ended June 30, 2024, we have not received any proceeds from Government grants.
Tax and R&D incentives
We currently depend heavily on government policies that support utility scale renewable energy and enhance the economic feasibility of developing and operating solar energy projects in regions in which we operate or plan to develop and operate renewable energy facilities. The Australian government provides incentives, such as Large-scale Generation Certificates that support or are designed to support the sale of energy from utility scale renewable energy facilities, such as wind and solar energy facilities. In the U.S., policy support from the IR Act is expected to improve the economics of projects we may develop in the U.S., which we believe will accelerate deployments in the U.S. through production tax credits (“PTC”) and 30+% investment tax credits (“ITC”). As a result of budgetary constraints, political factors or otherwise, governments from time to time may review their laws and policies that support renewable energy and consider actions that would make the laws and policies less conducive to the development and operation of renewable energy facilities. Such changes may, amongst other things, have a material adverse effect on our liquidity and capital resources. See “Risk Factors—Risks Relating to Our Corporate Operations— Any reductions or modifications to, or the elimination of, governmental incentives or policies that support renewable energy in general, and CSP/CST in particular, could have a material adverse effect on our business, financial condition, results of operations and prospects.”
In order to encourage the industry to invest more in research and development, the Australian government offers a tax incentive that reduces our research and development costs by offering tax offsets for eligible research and development expenditure. Under the R&D Tax Incentive, in the year June 30, 2023 we were eligible to receive a refundable research and development tax offset in respect of our eligible research and development expenditure. For June 30, 2024, Vast carries forward such allowances as tax credits for the period in which the related research and development (R&D) expenses are recognised in accordance with IAS 12.
Our refundable research and development tax offsets for the twelve months ended June 30, 2023 were as follows:
R&D tax incentives

	Year Ended June 30,
	2024	2023

	(In thousands)
Refundable R&D tax offset for the year	$—	$651
R&D Tax credit recoveries recognized as grant income	$—	$651
The Company will not be recieve refunds for the R&D development for the twelve months ended June 30, 2024 but rather will carry forward such allowances as tax credits for the period in which the related research and development (R&D) expenses are recognised in accordance with IAS 12. Refer to Note 6 – Income Tax Benefit for more details.
Future Cash Requirements
Ongoing Operations
We are currently devoting substantial resources to reaching a final investment decision on the VS1 project. This entails extensive work to amongst other things, finalize and validate with third parties individual plant components and overall plant design, refining the technology that supports CSPv3.0, protecting our intellectual property, developing protocols to test equipment, progressing through the full front-end engineering design process, negotiating construction terms with contractors and to qualifying and negotiating with suppliers for timely delivery of materials and components. We are also devoting resources to advancing the SM1 project, to developing our broader project pipeline and securing additional financing.
We have not yet entered into binding construction contracts with many of our suppliers, but we anticipate that industry-wide inflationary pressures that have significantly increased costs for materials and labor in our industry over the last several years will increase our anticipated expenses for the construction and development of VS1and SM1. This will make it more difficult for us to finance construction, testing and commissioning of those projects and may even cause one or more of our projects to no longer be economically viable. In particular, although we are not yet able to predict with specificity the capital expenditures that will be required to bring VS1 and SM1 online, we now believe that it will cost significantly more than our previous estimates of AUD 220 million for VS1 and AUD 80 million for SM1. We continue to negotiate with contractors and suppliers to finalize commercially acceptable terms.
We believe that we will have sufficient funding to execute on our near-term business plan of completing the work and processes to progress VS1 to final investment decision. However, our funds will be insufficient to finance completion of VS1 and SM1 or otherwise pursue our long-term business and we will need substantial additional funds to meet projected capital expenditures, financing obligations and operating requirements related to the construction and development of VS1, SM1 and our other projects. As discussed above, to date we have relied to a significant extent on government funding in the form of grants. We continue to pursue a number of potential financing alternatives, particularly government grants, as well as government loans, public and private equity and debt offerings, joint ventures and collaborations and other strategic opportunities and means. We are currently confident in our ability to ultimately obtain this funding. However, how much of this financing we receive will depend on our ability to satisfy certain funding and/or grant conditions and there can be no assurance that we will be able to meet such conditions.
Lease Commitments
We had lease commitments outstanding of $0.6 million on June 30, 2024 related to rented office space for engineering and operational personnel. $0.1 million of the outstanding commitments are expected to be paid in the twelve months to June 30, 2025. Lease commitments include agreements to lease office space that are legally binding and that specify all significant terms, including pricing provisions and the approximate timing of the payments.
Joint Venture Commitment
During the year ended June 30, 2022, Vast Solar Aurora Pty Ltd (“VSA”) our wholly owned subsidiary, entered into an arrangement to co-develop the Aurora Energy Project commissioned by SiliconAurora. We acquired 50% of the shares in SiliconAurora on June 15, 2022 from 1414 Degrees for consideration of $0.07 million as an initial payment and $1.58 million as deferred consideration. The deferred consideration of $0.62 million was paid in July 2022 from the short-term loan obtained from the shareholder and the remainder of $0.96 million is expected to be paid by January 31, 2025, subject to the joint venture receiving a written offer/ notice to connect from relevant network service provider. The funds raised from those activities are intended to be used to settle the acquisition of SiliconAurora by repaying the remaining component of deferred consideration and fund Vast’s on-going operational expenditure.
Debt
As of June 30, 2024, the Company had total borrowings of $12.8 million all of which are classified as non-current. See Note 13 – Borrowings and other financial liabilities of our historical consolidated financial statements for the twelve months ended June 30, 2024, and June 30, 2023 for further details about our financing arrangements.
Cash Flows
Our cash flows depend on, to a large degree, the loans from investors, government grants, tax rebates, and revenue from customers.
(1)Operating Activities. Net cash used in operating activities totaled $40.3 million for the twelve months ended June 30, 2024, compared to net cash used of $9.1 million during the twelve months ended June 30, 2023. Net cash used in operating activities is primarily influenced by changes in operating assets and liabilities items such as collection of receivables increasing cash balances and payments of operating payables decreasing cash balances. Changes in working capital resulted in a decrease of $21.9 million in cash flows during the twelve months ended June 30, 2024, and $3.8 million in cash flows during the twelve months ended June 30, 2023. The increase in payments related to trade and other payables was driven by costs related to the Capital Reorganization. See Note 25 – Capital reorganization (the “SPAC Merger”).
(2)Investing Activities. Net cash used in investing activities totaled $244 thousand during the twelve months ended June 30, 2024, compared to net cash used of $168 thousand in the twelve months ended June 30, 2023. Our primary uses of cash for investing activities in the prior year included the related funding of an interest in the SiliconAurora joint venture, and purchases of property, plant and equipment.
(3)Financing Activities. Net cash generated by financing activities totaled $49.5 million during the twelve months ended June 30, 2024, compared to cash generated totaled $10.9 million during the twelve months ended June 30, 2023.

During the twelve months ended June 30, 2024 proceeds from borrowings of $40.3 million and net Capital Reorganization proceeds of $9.2 million, compared to proceeds from borrowings of $11.5 million during the twelve months ended June 30, 2023.
The Company is forecasting that it will continue to incur significant operating cash outflows to fund the contracting, construction and commissioning of its current projects and to meet all of its obligations, including interest and principal payments on the outstanding debt. In particular, the development and delivery of projects VS1 and SM1 will require substantial funding. These projects are expected to rely on outside sources of financing. In this light the Company continue pursuing additional governmental funding in addition to raise additional funding through an external capital raise commencing in the financial year ending June 30, 2025. The Company’s ability to pursue its growth strategy and to continue as a going concern is principally dependent on the ability of the Company to meet its cash flow forecasts and to raise additional funding as and when necessary.
Going Concern
Refer to Note 2 – Summary of Significant Accounting Policies - b) Going Concern.
Other Matters
Strategic Joint Venture
On December 7, 2023, the Company entered into a Joint Development Agreement (“JDA”) with EDF, under which the parties have agreed to collaborate on certain development activities with respect to CSP Projects. The Company and EDF has establish a steering committee, composed of two appointees from each party, to oversee and govern the activities of the EDF JDA. Costs with respect to Eligible Projects developed under the EDF JDA will be borne by the parties equally. The EDF JDA also specifies that a joint venture agreement (“JVA”) will be entered into for each jointly developed project which reaches a certain stage of development. EDF has a right to invest in Approved Projects for an amount up to (1) 75% of the equity capital for an Approved Project, and (2) up to 75% of the equity capital of VS1, VS3 (a proposed 150 MW CSP facility with 12-18 hours of thermal storage located in Port Augusta, South Australia) and SM1 in the aggregate. Neither party will contribute any pre-existing background intellectual property used in the joint effort; however, intellectual property rights developed or derived by either party in connection with the EDF JDA will be jointly owned by both the Company and EDF, and each party grants the other party a royalty-free, non-exclusive license to other intellectual property used in connection with the EDF JDA. As of June 30, 2024, agreements have been signed and there are no firm commitments. Accordingly, no liabilities have been recognized as of June 30, 2024.
The Company signed a Joint Development Agreement (JDA), on June 13, 2024, with global energy company Mabanaft to advance Solar Methanol 1 (SM1), a CSP-powered green methanol reference plant. Located in South Australia at the Port Augusta Green Energy Hub, SM1 will have the capacity to produce 7,500 tonnes of green methanol each year. Methanol is one of the most versatile hydrogen derivatives which, if produced using clean energy, has the potential to decarbonise several hard-to-abate industries, including shipping and aviation. The JDA sets out how the project will be developed and further underlines Vast and Mabanaft's contribution to the energy transition by combining technological, business development and commercial expertise. This comes after Vast and Mabanaft signed funding agreements for SM1 for up to AUD $40 million in February 2024.
Off-Balance Sheet Arrangements
As of June 30, 2024 and 2023, we did not have any off-balance sheet arrangements.
C. Research and development, patents and licenses
During the twelve months ended June 30, 2024 and 2023, we incurred research and development related expenses of $2.20 million and $1.50 million, respectively.
Research and Development
The Australian government offers a tax incentive that reduces our Research and Development (R&D) costs by offering tax offsets for eligible R&D expenditure. For the year ended June 30, 2024, Vast is entitled to future tax offsets for qualifying R&D expenditure. Vast carries forward such allowances as tax credits for the period in which the related R&D expenses are recognised in accordance with IAS 12. In the year ended June 30, 2023, Vast received a cash refundable R&D tax offset in respect of its eligible R&D expenditure and recorded below in accordance with IAS 20.

Patents and licenses
Patents and licenses are recognized as intangible assets at the point in time that they become legally registered under our control and ownership thereby generating an economic benefit to us.
We have filed for numerous patents across the globe in relation to the CSP technology that we intend to undertake to support our pipeline of projects globally. As of June 30, 2024, a number of these patents were pending registration, no intangible asset was recognised for the year.
D. Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since June 30, 2024 that are reasonably likely to have a material adverse effect on our revenues, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
E. Critical Accounting Estimates
Management’s discussion and analysis of the financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with IFRS as issued by the IASB. The preparation of these consolidated financial statements requires us to make estimates and assumptions for the reported amounts of assets, liabilities, revenue, expenses and related disclosures. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions and any such differences may be material.
Critical accounting estimates are those that the Company’s management considers the most important to the portrayal of the Company’s financial condition and results of operations because they require management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain The Company’s critical accounting estimates in relation to its consolidated financial statements include those related to:
•Revenue recognition from contract with customers
•Financial Instruments
Additional information related to our critical accounting estimates can be found in Note 2 – Summary of Significant Accounting Policies of our consolidated financial statements included elsewhere in this report.

Item 6. Directors, Senior Management and Employees
A.Directors and Senior Management
Directors and Executive Officers
The following table provides information relating to our directors and officers as of the date of this report. Our board of directors is comprised of eleven (11) directors.

Name	Age	Position
Craig Wood	47	Chief Executive Officer and Director
Marshall (Mark) D. Smith	64	Chief Financial Officer
Kurt Drewes	50	Chief Technology Officer
Alec Waugh	58	General Counsel
Sue Opie	57	Chief People Officer
Peter Botten	68	Chair
Colleen Calhoun	57	Director
Thomas Quinn	62	Director
William Restrepo	64	Director
Colin Richardson	63	Director
John Yearwood	64	Director
Executive Officers
Craig Wood, CEO, joined Vast in September 2015, after having worked at a leading Australian private equity firm Archer Capital from May 2004 to August 2012 as an Investment Director before joining portfolio company Brownes Dairy in September 2012 as CFO and then Interim CEO until March 2015. Mr. Wood began his career in energy in Lehman Brothers’ New York Power and Utilities Group from September 2002 until February 2004 and, prior to that as an engineer in the oil and gas industry from November 1998 to September 1999. Mr. Wood graduated with BEng (Mechanical Hons) and BSc (IT) degrees from the University of Western Australia in 1998, a MA from Oxford University in 2001 where he studied as a Rhodes Scholar, and a MSc (Finance) from London Business School in 2002.
Marshall (Mark) D. Smith, Chief Financial Officer, joined Vast in September 2023, and is a highly accomplished senior executive with demonstrated performance in all aspects of the energy industry, including operations, capital allocation, strategic planning, business development, corporate finance, capital markets, M&A, IPOs, turnarounds, and restructuring. Most recently, Mark served as Chief Financial Officer for a Texas-based privately held oil and gas company, from September 2021 to September 2023. Prior to that, Mr. Smith served as Chief Financial Officer and Corporate Secretary of Guidon Energy, Blackstone’s largest energy-focused investment from September 2020 to May 2021. Prior to Guidon, from July 2014 to August 2020, he first served as Senior Executive Vice President and Chief Financial Officer, California Resources at Occidental Petroleum Corporation prior to its spin-off, where he was selected to serve as “second in command” for the spin-off/IPO of its California business in a tax-free distribution to shareholders, and following the spin-off, he served as Senior Executive Vice President and Chief Financial Officer at California Resources Corporation and served on the Executive Committee, Compliance Committee, Reserves Committee, and Disclosure Committee. Prior to Occidental Petroleum, Mr. Smith served as Senior Vice President and Chief Financial Officer for Ultra Petroleum Corporation and chairman of its international finance subsidiary. Before Ultra Petroleum, Mr. Smith was Vice President, Business Development at J.M. Huber Energy. Earlier in his career, Mark served as Managing Director, Investment Banking at Nesbitt Burns Securities Inc. (now BMO Capital Markets) and was appointed to the board of Nesbitt Burns Securities, and prior to that, he held various positions, including Director, Energy Group at Bank of Montreal. Mr. Smith holds an MBA, Finance (summa cum laude) from Oklahoma City University and a BS in Petroleum Engineering (Distinguished Scholar) from University of Oklahoma. He is member and past chairman, Advisory Board, University of Oklahoma Mewbourne School of Petroleum Engineering and a member of numerous boards, including the Muscular Dystrophy Association, where he serves on the Executive Committee and is chairman of the Audit Committee.
Kurt Drewes, Chief Technology Officer, is a seasoned CSP engineer with broad experience and joined Vast in July 2017. He has held positions in manufacturing, design, construction, operations and commercial management utilizing linear Fresnel, parabolic trough and central tower technologies and has worked in CSP in countries including Germany, Spain, South Africa, Morocco and Australia. Mr. Drewes joined Vast from ACWA Power where he was Project Director at the

ACWA Solar Reserve Redstone CSP project in South Africa and Technical Advisor on the Noor 3 project in Morocco from November 2015 to June 2017. Prior to that, Mr. Drewes led the Owner’s Team of Abengoa Solar’s Khi Solar One project in South Africa from June 2013 to October 2015. Mr. Drewes was promoted to Global Head of Production at Novatec Solar in Germany, where he worked from July 2011 to May 2013, following his leadership as Operations Manager at Novatec’s CSP plant from June 2008 to June 2011, located in Murcia in Spain. Mr. Drewes earned his Mechanical Engineering degree from the University of Witwatersrand, South Africa in 1994 and an MBA from the University of Cape Town in 1999.
Alec Waugh, General Counsel, joined Vast in October 2015 and has over eleven years’ experience in working closely with private equity owned businesses and over 20 years total experience working with a range of multinational businesses. His extensive experience as a commercial and legal advisor has been across a wide range of food, agriculture, services and manufacturing businesses including seven years in his present role as General Counsel of Zip Water (a member of the Culligan Group) from, May 2015 to the current date (the last four years as General Counsel and Company Secretary) and General Counsel of Brownes Foods for four years, from March 2011 to September 2015. Prior to these roles he spent six years with the Fonterra Co-operative Group, from September 2003 to December 2009 and four years with Campbells/Arnott’s, from February 1998 to June 2002. Mr. Waugh has been working with Vast providing legal and strategic commercial support as the General Counsel and member of the executive leadership team. Mr. Waugh has a hands-on approach with providing his advice and counsel and is closely engaged with all members of Vast commercial team. While responsible for providing general legal support and commercial guidance to Vast, Mr. Waugh has played a critical role in the development of Vast’s IP strategy and portfolio, its commercial strategy and also its overall approach to risk management and compliance. Mr. Waugh has been admitted as a solicitor since 1998 and received a Diploma in Law (SAB), from Sydney University in 1997.
Sue Opie, Head of People, joined Vast in December 2019, and has 25 years HR strategic, project and operational experience. Before joining Vast, her career spanned across healthcare, pharmaceutical, manufacturing, hospitality, FMCG and Industrial sectors. From 2017, Ms. Opie was an HR advisor for small to medium sized companies, working with Executive and management teams to develop HR strategy, deliver HR operational services, be a facilitator for the Company’s vision, lead transformational change, build leadership capability, drive a performance culture and enhance employee engagement. Prior to her consulting career, Ms. Opie was Head of HR for HealthCare (2012 – 2017), an Australian private hospital group of 17 hospitals and HR Director for Inova Pharmaceuticals (2006 – 2012), providing HR leadership for the APAC and South Africa regions. Ms. Opie’s HR career commenced with 3M Australia (1993 – 2002). Ms. Opie has a career track record building a healthy company culture through the design and implementation of HR strategic plans aligned to the Company vision and business goals and leading transformational change in fast and agile business environments. Ms. Opie holds a B. Science Psychology (Hons) from the University of NSW in 1988 and Masters of Management from Macquarie Graduate School of Management in 1996.
Directors
Peter Botten, Chairman, 68, is a distinguished ex-Chief Executive and internationally recognised business leader, with over 40 years of experience in the resources sector. With an illustrious career, including over 26 years as Managing Director of the international energy company Oil Search, Mr. Botten was one of the longest-serving Chief Executives on the Australian Stock Exchange. During his tenure at Oil Search from 1993 to 2020, the company underwent a remarkable transformation, evolving from a team of seven employees with a market capitalization of approximately $200 million into an industry powerhouse. Under Mr. Botten’s visionary leadership, Oil Search achieved unprecedented growth to a workforce of over 3,000 employees and a market capitalization of an impressive $15 billion. Mr. Botten has been Deputy Chair of the Board of Directors of Karoon Energy Ltd since May 2023 and a non-executive director since October 2020, Chair of the Board of Directors of Aurelia Metals Ltd since October 2021 and Chair of the Board of Directors of Conrad Energy (Asia) since September 2022. Mr. Botten served as a non-executive director of AGL Energy LTD from October 2016 to July 2023 and served as Chair of the Board of Directors from April 2021 to July 2023. Mr. Botten holds a Bachelor of Science ARSM from Imperial College of Science and Technology, London University, Royal School of Mines.
Colleen Calhoun was a member of the NETC Board. Ms. Calhoun has served as Operating Partner at The Engine, an investment firm focusing on climate change human health and advanced systems and infrastructure, since April 2023. Ms. Calhoun previously served as Vice President of Spruce Power (formerly known as XL Fleet) (NYSE: SPRU), a provider of fleet electrification solutions, and General Manager of XL Grid, a division of Spruce Power, from January 2021 to February 2023. Prior to this, Ms. Calhoun served as Founder and Principal Advisor at Helios Consulting, LLC from November 2019 to December 2020. Ms. Calhoun spent twenty-five years at GE across several roles at the company, including Chief Marketing Officer and Head of Business Development (August 2018 to October 2019) and Head of Business Development and Partnerships (January 2016 to August 2018) at GE Current, a leading provider of energy efficiency and digital productivity solutions for commercial buildings and cities, where she was instrumental in the divesture of the business from GE in 2019; Global Senior Director of Energy Ventures at GE Ventures (January 2013 to

December 2015); Executive Director, Marketing, Strategy and Project Development at GE Power & Water (October 2010 to December 2012); and Managing Director, Global Growth Markets at GE Energy Financial Services (January 2006 to September 2010). Ms. Calhoun is presently a member of the board of directors at Nabors Energy Transition Corp. II (NYSE: NETD) and Quaise, Inc. and served on the board of directors of Evergreen Climate Innovations (formerly known as Clean Energy Trust) until February 2023. She also previously served on the Advisory Board at NYSERDA REV Connect.
Tom Quinn, 62, has served as President of AREEA – Australian Resources & Energy Employer Association since 2017 and as Deputy Chair of St Vincent de Paul Society Victoria since 2021. Mr. Quinn has extensive C-suite experience across international and Australian engineering, construction and maintenance enterprises in multiple sectors including infrastructure, energy, resources, industrial and social services sectors with full P&L accountability in leading global publicly-listed service companies. Mr. Quinn’s track record of inclusive, accountable leadership has delivered sustainable financial results, cultural and strategic growth through acquisition and organic means in major diversified Australian, European, North American, and Asian businesses. Mr. Quinn also brings global project delivery expertise from 30+ years leading projects and businesses for some of the world’s leading engineering construction companies, including Fluor Corporation, Aker Solutions ASA (f/k/a Aker Kvaerner) and Jacobs Solutions Inc. Mr. Quinn was Executive Advisor on Macquarie Capital’s multi-billion dollar APAC infrastructure, digital and energy team from 2022 until March 2023. From 2016 to 2021, Mr. Quinn was Managing Director and Chief Executive Officer for Broadspectrum (acquired by Venetia in 2020), an AUD 3 billion, 15,000 person business that provided infrastructure maintenance services. From 2002 to 2016, Mr. Quinn worked for Aker Kvaerner and then Jacobs Solutions, ultimately serving as Group Vice President North American Upstream & Midstream / GVP Asia Pacific / Managing Director Australia & New Zealand. From 1987 to 2001, Mr. Quinn worked for Fluor where he was Director, General Manager and Major Project Manager at the time of his departure. Mr. Quinn is a fellow of the Institution of Engineers, Australia (IEAust), the Australian Institute of Mining & Metallurgy (AusIMM) and the Australian Institute of Company Directors (AICD). Mr. Quinn received a Bachelor of Science, Mechanical Engineering (Hons) from Monash University and an Executive MBA from Monash University / Mt. Eliza Business School.
William J. Restrepo was NETC’s Chief Financial Officer. Mr. Restrepo has served as Chief Financial Officer of Nabors Energy Transition Corp. II since April 2023. He has served as Chief Financial Officer of Nabors since March 2014. Mr. Restrepo previously served as Chief Financial Officer at Pacific Drilling S.A. from February 2011 to February 2014. He also previously served as Chief Financial Officer at Seitel from 2005 to 2009, and at Smith from 2009 to 2010 until its merger with Schlumberger Limited. Prior to that, from 1985 to 2005, Mr. Restrepo served in various senior strategic, financial and operational positions for Schlumberger Limited, including operational responsibility for all product lines in the Continental Europe and Arabian Gulf markets, as well as senior financial executive roles in Corporate Treasury and worldwide controller positions with international posts in Europe, South America and Asia. From 2018 to 2021, Mr. Restrepo served on the board of Reelwell AS, a Norwegian-based provider of advanced drilling technology. He served on the board of SANAD (Nabors’ joint venture with Saudi Aramco) from 2017 to 2020, and previously served on the boards of directors of C&J Energy Services Ltd. from 2015 to 2017, Probe Technology Services from 2008 to 2016, and Platinum Energy Solutions, Inc. from 2012 to 2013. Mr. Restrepo holds a B.A. in Economics and an M.B.A, both from Cornell University, as well as a B.S. in Civil Engineering from the University of Miami.
Colin Richardson, is a Managing Director at MA Financial Australia. Mr. Richardson has over three decades of investment banking experience advising clients on mergers and acquisitions and strategic advisory transactions across a variety of industries. Mr. Richardson was previously a Managing Director at Rothschild, a Managing Director and Head of M&A for Australia and New Zealand at Citigroup and a Managing Director in M&A at Deutsche Bank. Prior to joining Deutsche Bank, Mr. Richardson worked at SG Hambros, formerly known as Hambros Bank, in Australia and London. He served on the Board of Hockey NSW for three years, followed by three years on the Board of Hockey Australia. He was also the inaugural Chair of Hockey 1, which is Australia’s premier domestic hockey competition. Currently, Mr. Richardson serves as Managing Director at MA Financial Group and Chairman of MA Money, a residential mortgage origination company within the MA Financial Group. Mr. Richardson sits on various investment committees for funds managed by MA Financial Group. Mr. Richardson also holds positions on the boards of various Twynam Group Companies. Mr. Richardson holds a B.A. from Hull University.
John Yearwood was a member of the NETC Board. Mr. Yearwood currently serves on the board of directors of Nabors, TechnipFMC plc, Sheridan Production Partners, Foro Energy LLC, and Coil Tubing Partners LLC. He previously served on the boards of Sabine Oil & Gas, LLC until August 2016, Premium Oilfield Services, LLC until April 2017, and Dixie Electric LLC until November 2018. Until August 2010, he served as the Chief Executive Officer, President and Chief Operating Officer of Smith International, Inc. (“Smith”). He was first elected to Smith’s board of directors in 2006 and remained on the board until he successfully negotiated and completed the sale of Smith to Schlumberger Limited in August 2010. Mr. Yearwood has extensive experience in the energy industry, including throughout Latin America, Europe, North Africa and North America. Before joining Smith, Mr. Yearwood spent 27 years with Schlumberger Limited in numerous operations, management and staff positions throughout Latin America, Europe, North Africa and North America, including as President and in financial director positions. He also previously served as Financial Director of WesternGeco, a 70:30 joint venture between Schlumberger and Baker Hughes from 2000 to 2004. Mr. Yearwood received a B.S. Honors Degree in Geology and the Environment from Oxford Brookes University in England.
B.Compensation of Directors and Executive Officers
The aggregate compensation incurred, including share-based compensation and other payments expensed by us and our subsidiaries to our directors and executive officers, with respect to the year ended June 30, 2024 and June 30, 2023 was $4.6 million and $0.9 million, respectively.
For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement applicable to emerging growth companies to disclose the compensation of our Chief Executive Officer and other two most highly compensated executive officers on an individual, rather than an aggregate, basis.
Employee share plan
On December 18, 2023, 264,533 Ordinary Shares were granted to certain employees of Vast and issued to an employee share trust until such time they are vested, out of the previous MEP share pool, which had not been previously granted to any employees prior to the capital reorganization. Vast consolidates the trust. These shares are treated as treasury shares with Nil carrying value as at June 30, 2024 . Those shares were issued by Vast at the discretion of AgCentral. As such, Vast made a grant of share based payment to employees, including key management personnel. Refer to Note 26 – Related Party Transactions for further details.
The employee shares have the following key terms and conditions attached to them:
•For the purposes the IFRS 2 charge the fair value at grant date was calculated using $11.99 per share
•Vesting Conditions: The shares will vest on expiry of the Disposal Restriction Period.
•Service Conditions: The employees have to still be employed on expiry of the Disposal Restriction Period.
•Disposal Restriction Period: The shares will be subject to a total restriction on disposal for a period of 12 months commencing on the issue of the shares.
•Shares will be held on trust by Vast Employee Share Holdings Pty Ltd as trustee for the Vast Employee Share Trust.
These shares have vesting conditions attached to them and therefore a share based payment expense was recorded under IFRS 2 at fair value through profit or loss for USD1.7 million (refer to Note 20 – Reserves).
Clawback
If the Board determines that there has been a material misstatement in the Company’s financial statements or some other event has occurred which, as a result, means that the relevant vesting conditions (if any) to an Award which has vested were not, or should not have been determined to have been satisfied, then the Participant shall cease to be entitled to those vested Awards based on the Company’s Executive Incentive Compensation Clawback policy. A copy of the Executive Incentive Compensation Clawback policy is filed herewith as Exhibit 97.1.

C.Board Practices
Board Composition
The business and affairs of the Company are organized under the direction of the Vast Board. The primary responsibilities of the Vast Board are to provide oversight, strategic guidance, counseling and direction to management. The Vast Board meets on a regular basis and additionally as required.
In accordance with the terms of the constitution of the Company (the “Constitution”), the Vast Board may establish the authorized number of directors from time to time by resolution, provided however that such number shall not be less than three (3). At least two of the directors must ordinarily reside in Australia. The Vast Board currently consists of seven (7) members. Each of the directors will continue to serve as a director until the appointment and qualification of his or her successor or until his or her earlier death, resignation or removal. Vacancies on the Vast Board can be filled by resolution of the Vast Board. The Vast Board is divided into three classes, each serving staggered, three-year terms:
•the Class I directors are Colin Richardson, William Restrepo and Craig Wood and their terms will expire at the first annual general meeting;
•the Class II directors are Colleen Calhoun and Thomas Quinn and their terms will expire at the second annual general meeting; and
•the Class III directors are John Yearwood and Peter Botten and their terms will expire at the third annual general meeting.
As a result of the staggered board, only one class of directors will be appointed at each annual general meeting, with the other classes continuing for the remainder of their respective terms.
Independence of Directors
Subject to applicable phase-in rules and exemptions for foreign private issuers, the Company adheres to the rules of Nasdaq in determining whether a director is independent. The Vast Board has consulted, and will consult, with its counsel to ensure that its determinations are consistent with those rules and all relevant securities and other laws and regulations regarding the independence of directors. The listing standards of Nasdaq generally define an “independent director” as a person, other than an executive officer or employee of a company or any other individual having a relationship which, in the opinion of the issuer’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.
The Vast Board has determined that Peter Botten, Colleen Calhoun, John Yearwood and Thomas Quinn are considered independent directors. Domestic issuers listed on Nasdaq are required to have a majority independent board no later than one year from the date on which it is first listed on Nasdaq and the independent directors are required to have regularly scheduled meetings at which only independent directors are present. However, as a foreign private issuer, the Company may, in the future, elect to follow Australian practice, which does not require a majority independent board or that the independent directors have regularly scheduled meetings at which only independent directors are present.
Committees of the Board
The Company has a separately standing audit committee, compensation committee and nominating and corporate governance committee, each of which operate under a written charter.
In addition, from time to time, special committees may be established under the direction of the Vast board when the Vast Board deems it necessary or advisable to address specific issues. Copies of the Company’s committee charters are posted on the Company’s website, www.vast.energy, as required by applicable SEC and the Nasdaq Listing Rules. The information contained on, or that may be accessed through the Company’s website is not part of, and is not incorporated into, this Annual Report.
Audit Committee
Under Nasdaq Listing Rules, the Company is required to maintain an audit committee consisting of at least three independent directors, each of whom is financially literate and one of whom has accounting or related financial management expertise, subject to the exceptions described below.
The Company established an audit committee, which is comprised of John Yearwood, Peter Botten and William Restrepo. Mr. Yearwood serves as the chairperson of the audit committee. All members of the audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the Nasdaq Listing Rules. The Vast Board has determined that Mr. Yearwood is an audit committee financial expert as defined by the SEC rules and is financially sophisticated as defined by the Nasdaq Listing Rules.
The Vast Board has determined that Mr. Yearwood and Mr. Botten each meet the independent director standard under Nasdaq Listing Rules and under Rule 10A-3(b)(1) of the Exchange Act, but Mr. Restrepo does not. The Company has one year from the date of its listing on Nasdaq to have its audit committee be comprised solely of independent members. The Company intends to identify one additional independent director to serve on the audit committee within one year of the Closing, at which time Mr. Restrepo will resign from the committee.

Audit Committee Role
The Vast Board adopted an audit committee charter setting forth the responsibilities of the audit committee, which are consistent with the SEC rules and the Nasdaq Listing Rules. These responsibilities include:
•overseeing the Company’s accounting and financial reporting process;
•appointing, compensating, retaining, overseeing the work, and terminating the relationship with the Company’s independent registered public accounting firm and any other registered public accounting firm engaged for the purpose of preparing or issuing an audit report or related work or performing other audit, review or attest services for the Company;
•setting clear hiring policies for employees or former employees of the independent registered public accounting firm, including but not limited to, as required by applicable laws and regulations;
•setting clear policies for audit partner rotation in compliance with applicable laws and regulations;
•discussing with the Company’s independent registered public accounting firm any audit problems or difficulties and management’s response;
•pre-approving all audit and non-audit services provided to the Company by its independent registered public accounting firm (other than those provided pursuant to appropriate preapproval policies established by the audit committee or exempt from such requirement under the rules of the SEC);
•reviewing and discussing the Company’s annual and quarterly financial statements with management and the Company’s independent registered public accounting firm;
•discussing the Company’s risk management policies;
•reviewing and approving or ratifying any related person transactions;
•reviewing management’s reports;
•discussing earnings press releases with management, as well as financial information and earnings guidance provided to analysts and rating agencies;
•reviewing the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the Company’s financial statements;
•assessing and monitoring risk exposures, as well as the policies and guidelines to risk management process;
•establishing procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and for the confidential and anonymous submission by the Company’s employees of concerns regarding questionable accounting or auditing matters;
•periodically reviewing and reassessing the adequacy of the audit committee charter;
•periodically meeting with management, the internal audit team and the independent auditors, separately; and
•preparing any audit committee report required by SEC rules.
Compensation Committee
The Company established a compensation committee, which is comprised of William Restrepo, Peter Botten, John Yearwood and Thomas Quinn. Mr. Restrepo serves as the chairperson of the compensation committee. Domestic issuers listed on Nasdaq are required to have a compensation committee consisting of at least two members, each of whom must be independent. However, as a foreign private issuer, the Company is permitted, and has elected, to follow Australian practice, which does not require a compensation committee composed solely of independent directors.

The Company’s compensation committee will be responsible for, among other things:
•reviewing and approving corporate goals and objectives with respect to the compensation of the Company’s Chief Executive Officer, evaluating the Chief Executive Officer’s performance in light of these goals and objectives and setting the Chief Executive Officer’s compensation;
•reviewing and setting or making recommendations to the Vast Board regarding the compensation of the Company’s other executive officers;
•reviewing and making recommendations to the Vast Board regarding director compensation;
•reviewing and approving or making recommendations to the Vast Board regarding the Company’s incentive compensation and equity-based plans and arrangements; and
•appointing and overseeing any compensation consultants.
The compensation committee charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, independent legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.
Compensation Committee Interlocks and Insider Participation
No member of the compensation committee was at any time during fiscal year 2023, or at any other time, one of the Company’s officers or employees. None of the Company’s executive officers has served as a director or member of a compensation committee (or other committee serving an equivalent function) of any entity, one of whose executive officers served as a director of the board of directors or member of the compensation committee.
Nominating and Corporate Governance Committee
The Company established a nominating and corporate governance committee, which is comprised of Colleen Calhoun, Peter Botten, John Yearwood and Colin Richardson. Ms. Calhoun serves as the chairperson of the nominating and corporate governance committee.
The nominating and corporate governance committee is responsible for, among other things:
•identifying individuals qualified to become members of the Vast Board and ensure the Vast Board has the requisite expertise and consists of persons with sufficiently diverse and independent backgrounds;
•recommending to the Vast Board the persons to be nominated for election as directors and to each committee of the Vast Board;
•developing and recommending to the Vast Board corporate governance guidelines, and reviewing and recommending to the Vast Board proposed changes to our corporate governance guidelines from time to time; and
•overseeing the annual evaluations of the Vast Board, its committees and management.
Domestic issuers listed on Nasdaq are required to have a nominating and corporate governance committee consisting solely of independent directors or adopt a board resolution providing that director nominations will be voted on solely by independent directors. However, as a foreign private issuer, the Company is permitted, and has elected, to follow Australian practice, which does not require a nominating and corporate governance committee composed solely of independent directors.
Projects Committee
The Company established a projects committee, which is comprised of Thomas Quinn, Peter Botten, Colleen Calhoun and Colin Richardson. Mr. Quinn serves as the chairperson of the projects committee.

The projects committee is responsible for, among other things:
•review of key technical and commercial deliverables;
•maintenance of scope and progress against schedule and budget;
•oversight of material commercial matters involving partner selection, negotiation of matters, key commercial terms and overall commercial position.
Risk Oversight
The Vast Board oversees the risk management activities designed and implemented by management. The Vast Board executes its oversight responsibility both directly and through its committees. The board of directors also considers specific risk topics, including risks associated with the Company's strategic initiatives, business plans and capital structure. Management, including executive officers, are primarily responsible for managing the risks associated with the operation and business of the Company and provide appropriate updates to the Vast Board and the audit committee. The Vast Board has delegated to the audit committee oversight of its risk management process, and its other committees also consider risk as they perform their respective committee responsibilities. All committees report to the Vast Board as appropriate, including when a matter rises to the level of material or enterprise risk.
Code of Business Conduct and Ethics
The Company has adopted a Code of Conduct and Ethics and posted its Code of Conduct and Ethics on the Company’s website. The Company intends to post any amendments to or any waivers from a provision of its Code of Conduct and Ethics on the Company’s website, and also intends to disclose any amendments to or waivers of certain provisions of its Code of Conduct and Ethics in a manner consistent with the applicable rules or regulations of the SEC and Nasdaq.
Shareholder Communication with the Vast Board
Shareholders and interested parties may communicate with the Vast Board, any committee chairperson or the independent directors as a group by writing to the Vast Board or committee chairperson in care of the Company Suite 7.02, 124 Walker Street, North Sydney, NSW 2060, Australia, Attn.: Alec Waugh, General Counsel.
Foreign Private Issuer Status
The Company is a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act. As a foreign private issuer, the Company is permitted to comply with Australian corporate governance practices in lieu of the otherwise applicable Nasdaq Listing Rules, with limited exceptions, provided that it discloses the Nasdaq Listing Rules it does not follow and the equivalent Australian requirements with which it complies instead.
The Company relies on this “foreign private issuer exemption” with respect to the following requirements:
•Third Party Director and Nominee Compensation — Nasdaq Listing Rule 5250(b)(3) requires listed companies to disclose third party director and nominee compensation. As a foreign private issuer, however, the Company is permitted to, and follows home country practice in lieu of this requirement. Australian law and corporate governance practice do not require the Company to disclose third party director and nominee compensation.
•Distribution of Annual and Interim Reports — Nasdaq Listing Rule 5250(d) requires that annual and interim reports be distributed or made available to shareholders within a reasonable period of time following filing with the SEC. As a foreign private issuer, however, the Company is permitted to, and follows home country practice in lieu of this requirement. Australian law and corporate governance practice require the Company to prepare an annual audited consolidated annual report that includes its financial statements. That annual report must be lodged with ASIC within four months of the end of the financial year and presented to shareholders at an annual general meeting within five months of the end of the financial year. There is no requirement to distribute or make available an interim report.
•Compensation Committee Composition — Nasdaq Listing Rule 5605(d)(2) requires that a listed company’s compensation committee be comprised of at least two members, each of whom is an independent director as defined under such rule. As a foreign private issuer, however, the Company is permitted to, and follows home country practice in lieu of these requirements. Australian law and corporate governance practice do not require that the compensation committee be composed solely of independent directors.
•Director Nominations — Nasdaq Listing Rule 5605(e) requires that director nominees be selected or recommended for selection by the full board either by (A) independent directors constituting a majority of the board’s independent directors in a vote in which only independent directors participate, or (B) a nominations committee comprised solely of independent directors. As a foreign private issuer, however, the Company is permitted to, and follows home country practice in lieu of these requirements. Australian law and corporate governance practice do not require that only independent directors participate in director nominations.
•Proxy Solicitation — Nasdaq Listing Rule 5620(b) requires companies that are not a limited partnership to solicit proxies and provide proxy statements for all meetings of shareholders and to provide copies of such proxy solicitation material to Nasdaq. As a foreign private issuer, however, the Company is permitted to, and follows home country practice in lieu of these requirements. Australian law and corporate governance practice do not require companies to solicit proxies or deliver proxy statements in connection with a meeting of shareholders.
•Quorum — Nasdaq Listing Rule 5620(c) sets out a quorum requirement of 33-1/3% of the outstanding shares of common voting stock. As a foreign private issuer, however, the Company is permitted to, and follows home country practice in lieu of these requirements. In accordance with Australian law and corporate governance practice, the Constitution provides that a quorum requires at least one-third of the voting power of the shares entitled to vote at a general meeting, which may not be in full compliance with Nasdaq Listing Rule 5620(c).
•Shareholder Approval — Nasdaq Listing Rule 5635 requires companies to obtain shareholder approval before undertaking any of the following transactions:
•acquiring the stock or assets of another company, where such acquisition results in the issuance of 20% or more of the Company’s outstanding share capital or voting power;
•entering into any change of control transaction;
•establishing or materially amending any equity compensation arrangement; and
•entering into any transaction other than a public offering involving the sale, issuance or potential issuance by the company of shares (or securities convertible into or exercisable for shares) equal to 20% or more of the company’s outstanding share capital or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the stock.
As a foreign private issuer, however, the Company is permitted to, and follows home country practice in lieu of these requirements. In accordance with Australian law and corporate governance practice, shareholder approval is only necessary if a person, together with its associates, acquire a relevant interest in more than 20% of Ordinary Shares at a time when the Company has more than 50 members.
The Company otherwise intends to comply with the rules generally applicable to U.S. domestic companies listed on Nasdaq. The Company may, however, in the future decide to rely upon the “foreign private issuer exemption” for purposes of opting out of some or all of the other corporate governance rules.
D.Employees
Information regarding Vast’s employees is described in this report under the heading “History and Development of the Company—Human Capital”.
E.Share Ownership
Ownership of the Company’s shares by its directors and executive officers upon consummation of the Capital Reorganization is set forth in Item 7.A of this Report.
F.Disclosure of a registrant’s action to recover erroneously awarded compensation
None.

Item 7. Major Shareholders and Related Party Transactions
A.Major Shareholders
The following table sets forth information with respect to the beneficial ownership of our Ordinary Shares as of August 31, 2024 by (i) each person or entity known by us to beneficially own 5% or more of our outstanding Ordinary Shares; (ii) each of our directors and executive officers individually; and (iii) all of our executive officers and directors as a group.
Except as provided in the Shareholder and Registration Rights Agreement, neither our major shareholders nor our directors and executive officers have different or special voting rights with respect to their Ordinary Shares.
The beneficial ownership of Ordinary Shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem shares subject to options that are currently exercisable or exercisable within 60 days of August 31, 2024, to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. Under SEC rules, more than one person may be deemed to be a beneficial owner of the same securities. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all of our common shares.
As of September 3, 2024, there are 29,973,504 Ordinary Shares issued and outstanding. This amount does not include 27,529,987 Ordinary Shares issuable upon the exercise of the Vast Warrants.
As of September 3, 2024, we had 21 holders of record of our Ordinary Shares, of which eight holders are in the United States. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

Beneficial Owners	Ordinary Shares	% of Total Ordinary Shares

Directors and Executive Officers(1)
Craig Wood(2)	661,331	2.2%
Marshall (Mark) D. Smith	—	—%
Kurt Drewes(3)	396,799	1.3%
Alec Waugh	—	—%
Sue Opie	—	—%
Peter Botten	—	—%
Colleen Calhoun(4)	100,000	*
William Restrepo(5)	687,604	2.3%
Colin Richardson	—	—%
John Yearwood(6)	923,762	3.0%
Tom Quinn	—	—%
All directors and executive officers as a group (11 individuals)	2,770,996	8.9%
Five Percent or More Shareholders
AgCentral Energy Pty Limited(7)	21,180,633	70.7%
Nabors Lux 2 S.a.r.l.(8)	11,907,025	31.8%
Anthony G. Petrello(9)	3,299,151	10.2%
___________________________________________________________________________________
*Less than 1%.

(1) Unless otherwise indicated, the address of each person named herein is c/o Vast, Suite 7.02, 124 Walker Street, North Sydney, NSW 2060, Australia.
(2) Mr. Wood is Chief Executive Officer and a current member of the board of directors of the Company. Excludes 90,328 Earnout Shares issuable upon the occurrence of certain events not within Mr. Wood’s control.
(3) Mr. Drewes is the Chief Technology Officer of the Company. Excludes 54,197 Earnout Shares issuable upon the occurrence of certain events not within Mr. Drewes control.
(4) Consists of 50,000 Ordinary Shares and 50,000 Ordinary Shares underlying Private Warrants.
(5) Consists of 112,604 Ordinary Shares and 575,000 Ordinary Shares underlying Private Warrants.
(6) Consists of 223,762 Ordinary Shares and 700,000 Ordinary Shares underlying Private Warrants.
(7) Consists of 19,679,200 Ordinary Shares owned of record by AgCentral and 1,501,433 Ordinary Shares held by former MEP Participants who, pursuant to the MEP De-SPAC Side Deed, granted to AgCentral a proxy to vote 100% of their Ordinary Shares for a period of two years following the Effective Date, (ii) 66.7% of their Ordinary Shares for a period of three years following the Effective Date and (iii) 33.3% of their Ordinary Shares for a period of four years following the Effective Date, provided that, on the date that was six months following the Closing, each MEP Participant was permitted, with 10 business days’ prior written notice to the Company, elect to dispose of $350,000 worth of such MEP Participant’s Ordinary Shares, subject to a limit of $2,000,000, in the aggregate, of dispositions by all MEP Participants thereunder and any Ordinary Shares so disposed would be released from the voting arrangement described herein. On June 18, 2024, an aggregate of 800,000 Ordinary Shares held by such MEP Participants were so released. Excludes 2,485,657 Earnout Shares that are issuable upon the occurrence of certain events not within AgCentral’s control. The business Address of AgCentral is 226-230 Liverpool Street, Darlinghurst, NSW 2010, Australia.
(8) As reported in a Schedule 13D/A filed by Nabors Lux 2 S.a.r.l. and Nabors Industries Ltd. on January 16, 2024. Consists of 4,465,525 Ordinary Shares and 7,441,500 Ordinary Shares underlying Private Warrants. Nabors Lux 2 S.a.r.l. is an indirect, wholly owned subsidiary of Nabors Industries Ltd. The business address of Nabors Lux 2 S.a.r.l. is 8-10 Avenue de la Gare, Grand-Duchy of Luxembourg, R.C.S. Luxembourg B 154.034. The business address of Nabors Industries Ltd. is Crown House, Second Floor, 4 Par-la-Ville Road, Hamilton, Bermuda HM 08. Anthony G. Petrello is the Chairman, President and Chief Executive Officer of Nabors Industries Ltd. In his capacity as Chairman, President and Chief Executive Officer of NIL, Mr. Petrello may make decisions on behalf of Nabors Industries Ltd. as it relates to Nabors Industries Ltd.’s investment in and relationship with the Company. Mr. Petrello disclaims beneficial ownership of any securities held directly by Nabors Industries Ltd. and its subsidiaries, including Nabors Lux 2 S.a.r.l.
(9) As reported in a Schedule 13D filed by Anthony G. Petrello, Remington SPAC W, LLC and Cynthia A. Petrello Revocable Trust on January 3, 2024. Consists of (i) 799,151 Ordinary Shares held by Anthony G. Petrello, (ii) 1,000 Ordinary Shares underlying 1,000 Private Warrants held by Remington SPAC W, LLC and (iii) 2,499,000 Ordinary Shares underlying 2,499,000 Private Warrants held by Cynthia A. Petrello Revocable Trust. Excludes 800,000 Ordinary Shares underlying 800,000 Private Warrants held by Remington SPAC W, LLC on the basis that Remington SPAC W, LLC disclaims beneficial ownership of such Private Warrants. The business address of each of Anthony G. Petrello, Remington SPAC W, LLC and Cynthia A. Petrello Revocable Trust is 515 West Greens Road, Suite 1200, Houston, TX 77067.
B.Related Party Transactions
Information pertaining to certain of the Company’s related party transactions is set forth in Note 19 – Issued Capital.
Vast Relationships and Related Party Transactions
Interested Party Transactions
On June 30, 2016, the Company issued convertible notes to Twynam Investments Pty Ltd (formerly known as Twynam Agricultural Group Pty Limited) (ACN 000 573 213) (“Twynam”), an entity that, like AgCentral, is beneficially owned by Mr. John I. Kahlbetzer, pursuant to the Funding Agreement, dated as of January 18, 2016 (the “Funding Agreement”), by and between the Company and Twynam (“Convertible Notes No. 3”). The Funding Agreement was novated to AgCentral Pty Ltd (ACN 053 901 518) by the Deed of Novation dated as of February 13, 2023 (with that novation taking effect from 23 December 2016), and to AgCentral by the Deed of Novation dated as of February 13, 2023 (with that novation taking effect from February 13, 2023), and the outstanding Convertible Notes No. 3 were sold to

AgCentral pursuant to the Sale Agreement, dated as of February 13, 2023. On March 22, 2017, the Company and Twynam entered into a letter agreement clarifying certain terms of the Funding Agreement. On May 31, 2018, the Company, as grantor, and AgCentral Pty Ltd, as secured party, entered into a General Security Deed as novated pursuant to the Deed of Novation between AgCentral Pty Ltd, the Company and AgCentral dated February 13, 2023, granting the secured party security over the grantor’s present and after-acquired property. On November 22, 2018, the Company and Twynam entered into a letter agreement regarding the deletion of clause 15 (License to Develop Technology in Certain Regions) from the Funding Agreement. Between June 30, 2016 and November 23, 2016, the Company borrowed an aggregate of AUD$9,862,566.88 from Twynam (noting the later novations referred to above) at 8.0% per annum pursuant to Convertible Notes No. 3. The outstanding balance on Convertible Notes No. 3 was $8.8 million as of June 30, 2023, $8.9 million as of June 30, 2022 and $9.7 million as of June 30, 2021. The outstanding balance on Convertible Notes No. 3 of $8.8 million as of the Closing Date was converted into Ordinary Shares in the Existing AgCentral Indebtedness Conversion.
On January 18, 2018, the Company issued convertible notes to AgCentral Pty Ltd, pursuant to the Funding Agreement, dated as of November 23, 2017, by and between the Company and AgCentral Pty Ltd (“Convertible Notes No. 4”). The Funding Agreement was novated pursuant to the Deed of Novation between AgCentral Pty Ltd, the Company and AgCentral dated February 13, 2023. On June 24, 2022, the Company and AgCentral Pty Ltd entered into a letter agreement regarding the extension of maturity of Convertible Notes Nos. 3 and 4 to October 31, 2021. Between January 18, 2018 and September 25, 2019, the Company borrowed an aggregate of AUD$6,703,637.20 (inclusive of capitalized PIK interest) from AgCentral Pty Ltd at 8.0% per annum pursuant to Convertible Notes No. 4. The outstanding balance on Convertible Note No. 4 was $4.4 million as of June 30, 2023, $3.9 million as of June 30, 2022 and $4.5 million as of June 30, 2021. The outstanding balance on Convertible Notes No. 4 of $4.4 million as of the Closing Date was converted into Ordinary Shares in the Existing AgCentral Indebtedness Conversion.
On August 11, 2020, the Company issued convertible notes to AgCentral Pty Ltd pursuant to the Funding Agreement, dated as of July 14, 2020, by and between the Company and AgCentral Pty Ltd (“Convertible Notes No. 5”) as novated pursuant to the Deed of Novation between AgCentral Pty Ltd, the Company and AgCentral dated February 13, 2023. On August 11, 2022, the Company and AgCentral Pty Ltd entered into a letter agreement regarding the issuance of Convertible Note No. 5, ordinary shares in the Company and repayment of a short term loan under the Funding Agreement dated as of July 14, 2020, by and between the Company and AgCentral Pty Ltd. Between August 11, 2020 and April 27, 2021, the Company borrowed an aggregate of AUD$1,786,204.53 (inclusive of capitalized PIK interest) from AgCentral Pty Ltd at 8.0% per annum pursuant to Convertible Note No. 5. The outstanding balance on Convertible Note No. 5 was $1.1 million as of June 30, 2023, $1.1 million as of June 30, 2022 and $1.2 million as of June 30, 2021. The outstanding balance on Convertible Notes No. 5 of $1.1 million as of the Closing Date was converted into Ordinary Shares in the Existing AgCentral Indebtedness Conversion.
On June 25, 2021, the Company and AgCentral Pty Ltd entered into a letter agreement regarding a 12-month interest free period ending on December 31, 2021 and a maturity date extension to December 31, 2022 for Convertible Note Nos. 3, 4 and 5. On May 23, 2022, the Company and AgCentral Pty Ltd entered into a letter agreement regarding a 12-month interest free period ending on December 31, 2022 and a maturity date extension to December 31, 2023 for Convertible Notes Nos. 3, 4 and 5.
The Company also entered into five separate loan agreements with AgCentral Pty Ltd: (i) the Loan Agreement, dated as of March 17, 2022 between the Company and AgCentral Pty Ltd for an aggregate principal amount of AUD$400,000 at up to 10.0% per annum, as novated pursuant to the Deed of Novation between AgCentral Pty Ltd, the Company and AgCentral dated February 13, 2023; (ii) the Loan Agreement, dated as of April 29, 2022 between the Company and AgCentral Pty Ltd for an aggregate principal amount of AUD$555,000 at up to 10.0% per annum, as novated pursuant to the Deed of Novation between AgCentral Pty Ltd, the Company and AgCentral dated February 13, 2023; (iii) the Loan Agreement, dated as of May 30, 2022 between the Company and AgCentral Pty Ltd for an aggregate principal amount of AUD$463,000 at up to 10.0% per annum, as novated pursuant to the Deed of Novation between AgCentral Pty Ltd, the Company and AgCentral dated February 13, 2023; (iv) the Loan Agreement, dated as of June 15, 2022 between the Company and AgCentral Pty Ltd for an aggregate principal amount of AUD$3,975,000 at up to 10.0% per annum, as novated pursuant to the Deed of Novation between AgCentral Pty Ltd, the Company and AgCentral dated February 13, 2023 and (v) the Loan Agreement, dated as of September 19, 2022 between the Company and AgCentral Pty Ltd for an aggregate principal amount of $3,472,000 at up to 10.0% per annum, as novated pursuant to the Deed of Novation between AgCentral Pty Ltd, the Company and AgCentral dated February 13, 2023. On June 28, 2022, the Company and AgCentral Pty Ltd entered into a letter agreement regarding a maturity date extension to December 31, 2023 for the Loan Agreements, dated as of March 17, 2022, April 29, 2022 and May 30, 2022, each by and between the Company and AgCentral Pty Ltd. The outstanding balance on these Loan Agreements was converted into Ordinary Shares in the Existing AgCentral Indebtedness Conversion.

John I Kahlbetzer sent a signed letter to the Company dated September 13, 2022 advising that he and/or AgCentral Pty Ltd would, subject to agreed financial due diligence measures being satisfied and, where appropriate, valuations being completed, support the Company and provide further working capital facilities to ensure that the Company had adequate financial resources in place to continue as a going concern for 15 months from the date of the letter.
On February 14, 2023, the Company entered into the Business Combination Agreement. Concurrently with the signing of the Business Combination Agreement, the Company entered into a Noteholder Support and Loan Termination Agreement, pursuant to which the Company agreed to, immediately prior to the occurrence of the Split Adjustment, (i) repay all accrued interest under the relevant funding agreements, as novated, pursuant to which the Company issued the Existing Vast Convertible Notes, (ii) redeem all Existing Vast Convertible Notes, whereupon the Company would issue to AgCentral one Ordinary Share for each Existing Vast Convertible Note so redeemed or such other amount of Ordinary Shares as agreed between AgCentral and the Company prior to the Effective Time and (iii) through the issuance of Ordinary Shares to AgCentral, repay all principal outstanding and all accrued interest under each AgCentral Loan Agreement. In addition, AgCentral agreed, among other things, (i) to, on and from the Conversion Time, discharge and release all financier security granted by the Company to AgCentral in respect of the Existing Vast Convertible Notes and the AgCentral Loan Agreements, and (ii) not to assign, novate, dispose or transfer, prior to the earlier of the closing of the Merger and the termination or expiration of the Business Combination Agreement in accordance with its terms, AgCentral’s rights under any AgCentral Loan Agreement, its ordinary shares or the Existing Convertible Notes, subject to certain exceptions set forth in the Noteholder Support and Loan Termination Agreement. On December 18, 2023, concurrently with the consummation of the Capital Reorganisation, the principal aggregate amount of approximately $21,455,453 and the 25,129,140 Legacy Vast Shares were collectively converted into 18,198,566 Ordinary Shares pursuant to the Noteholder Support and Termination Agreement.
On or around July 30, 2020, the Company implemented the MEP Deed under which certain members of management were issued MEP Shares in the Company. The rules of the management equity plan were governed by the MEP Deed entered into around July 2020 by the Company and the then-current shareholders of the Company, including AgCentral Pty Ltd. To clarify how the economic benefit of MEP Shares should be allocated in light of a capital reorganisation transaction involving a SPAC, on February 14, 2023, the Company, AgCentral (the Company’s then 100% ordinary shareholder), and the MEP Participants entered into a MEP De-SPAC Side Deed, together with an Amendment Deed that amended the terms of the MEP Deed to, among other things, provide a mechanism for a business combination or SPAC transaction to be deemed a liquidity event under the MEP. Under the terms of the MEP De-SPAC Side Deed, the Ordinary Shares issued in the MEP Conversion are subject to lock-up restrictions as follows: subject to an optional initial liquidity mechanism at six-months following completion of the Capital Reorganisation (pursuant to which each MEP Participant will be entitled to dispose of up to $350,000 worth of Ordinary Shares issued in the MEP Conversion, up to an aggregate of $2,000,000 among all MEP Participants), 100.0% of the Ordinary Shares are subject to a two-year lock-up, 66.7% of the Ordinary Shares are subject to a three-year lock-up and 33.3% of the Ordinary Shares are subject to a four-year lock-up. On June 18, 2024, pursuant to the early release mechanism, an aggregate of 800,000 Ordinary Shares held by MEP Participants were released from this lock-up. Until such time as given Ordinary Shares are the released from the lock-up undertakings outlined above, a MEP Participant holding those Ordinary Shares: (i) cannot, among other things, offer, sell, pledge, loan or otherwise transfer (directly or indirectly) those Ordinary Shares; and (ii) must exercise any voting rights attached to those Ordinary Shares in accordance with the written directions of AgCentral; and, (iii) those Ordinary Shares may be purchased by AgCentral from the MEP Participant for $0.01 per Ordinary Share if the MEP Participant becomes a “Bad Leaver” as defined in the MEP De-SPAC Side Deed (which includes, for example, a MEP Participant terminating (or giving notice of termination of) his or her employment or engagement with the Company within two years of completion of the Capital Reorganisation).
Related Party Lease and Other Services
On February 14, 2019 the Company entered into a Lease Agreement with Twynam, as lessor, and the Company, as lessee. On March 5, 2021, the Company entered into a Lease Agreement with Leslie Dare Properties Pty Ltd (“Leslie Dare Properties”), as lessor, and the Company, as lessee. Twynam and Leslie Dare Properties, provide various services to the Company through the lease agreements, which include leasing office space, accounting, human resources, legal, information technology, marketing, public relations, and certain other executive services. The Company is charged a fee for the specific services provided and these fees totaled $43,000, $44,000 and $33,000 for the years ended June 30, 2023, 2022 and 2021, respectively. The Company had lease commitments outstanding of $0.057 million on June 30, 2023 related to rented office space for engineering and operational personnel. $43 thousand of the outstanding commitments are expected to be paid during the year ended June 30, 2024.
On November 23, 2018, the Company entered into a Consultancy Services agreement with LC Team Pty Ltd, as amended by the Letters of Amendment dated as of October 9, 2020, August 19, 2021, and September 30, 2022. The Company is charged a fee for the specific services provided by LC Team Pty Ltd and these fees totaled $2.1 million, $1.9 million and $1.7 million for the years ended June 30, 2023, and 2022 and 2021, respectively.

Grant of call option over shares in 1414 Degrees Limited
On June 15, 2022, VSA acquired 50% of the shares in SiliconAurora from 1414 Degrees for $2.5 million to co-develop the Aurora Energy Project. The $2.5 million was funded by an initial cash payment of $0.1 million, $0.9 million upon completion and remainder $1.5 million deferred payment upon receiving a written offer to connect from the relevant Network Service Provider. As part of the transaction, 1414 Degrees issued call options to AgCentral Pty Ltd, allowing AgCentral Pty Ltd to purchase ordinary shares in 1414 Degrees subject to achieving specific/ general approval obtained in their annual general meeting. The Company has estimated the fair value of the call option options to be $0.1 million at the transaction date and has recognized as part of the acquisition of the investment in SiliconAurora.
Earnout
Pursuant to the Business Combination Agreement, within five (5) business days after the occurrence of a Triggering Event, the Company shall issue or cause to be issued to the Eligible Vast Shareholders (in accordance with their respective pro rata share), the following Earnout Shares, upon the terms and subject to the conditions set forth in the Business Combination Agreement:
•upon the occurrence of Triggering Event I, a one-time issuance of 433,333 Earnout Shares;
•upon the occurrence of Triggering Event II, a one-time issuance of 433,333 Earnout Shares;
•upon the occurrence of Triggering Event III, a one-time issuance of 433,333 Earnout Shares; and
•upon the occurrence of Triggering Event IV, a one-time issuance of 1,500,000 Earnout Shares.
If, during the Earnout Period, there is a change of control of the Company, then (i) immediately prior to such change of control, the Company shall issue an aggregate of 1,500,000 Ordinary Shares to the Eligible Vast Shareholders (in accordance with their respective pro rata share) (less any Earnout Shares issued prior to such change of control upon the occurrence of Triggering Event IV) and (ii) thereafter, certain change of control and triggering event provisions in the Business Combination Agreement will terminate and no further Earnout Shares shall be issuable thereunder.
If, during the Earnout Period, there is a change of control of the Company pursuant to which the Company or its shareholders have the right to receive consideration implying a value per Ordinary Share (as determined in good faith by the Vast Board) of:
•less than $12.50, then certain earnout provisions in the Business Combination Agreement will terminate and no further Earnout Shares shall be issuable thereunder;
•greater than or equal to $12.50 but less than $15.00, then, (A) immediately prior to such change of control, the Company shall issue 433,333 Ordinary Shares to the Eligible Vast Shareholders (in accordance with their respective pro rata share) (less any Earnout Shares issued prior to such change of control pursuant to the occurrence of Triggering Events I, II or III; provided, that such reduction shall not reduce the number of Ordinary Shares required to be issued to a number that is below zero) and (B) thereafter, certain earnout provisions in the Business Combination Agreement will terminate and no further Earnout Shares shall be issuable thereunder;
•greater than or equal to $15.00 but less than $17.50, then, (A) immediately prior to such change of control, the Company shall issue 866,666 Ordinary Shares to the Eligible Vast Shareholders (in accordance with their respective pro rata share) (less any Earnout Shares issued prior to such change of control pursuant to the occurrence of Triggering Events I, II or III; provided, that such reduction shall not reduce the number of Ordinary Shares required to be issued to a number that is below zero) and (B) thereafter, certain earnout provisions in the Business Combination Agreement will terminate and no further Earnout Shares shall be issuable thereunder; or
•greater than or equal to $17.50, then, (A) immediately prior to such change of control, the Company shall issue 1,299,999 Ordinary Shares to the Eligible Vast Shareholders (in accordance with their respective pro rata share) (less any Earnout Shares issued prior to such change of control pursuant to the occurrence of Triggering Events I, II or III; provided, that such reduction shall not reduce the number of Ordinary Shares required to be issued to a number that is below zero) and (B) thereafter, certain earnout provisions in the Business Combination Agreement will terminate and no further Earnout Shares shall be issuable thereunder.

Investor Deed
The Company, Nabors Lux and AgCentral entered into the Investor Deed, dated February 14, 2023, pursuant to which, among other things, the Company agreed to certain management and governance obligations relating to the operation of the Company. The Investor Deed will be terminated in the event that (i) Nabors Lux and AgCentral cease to hold any securities in the Company, (ii) the Company completes the Business Combination or another business combination with a publicly listed special acquisition company, (iii) the parties mutually agree to terminate by written agreement, (iv) either Nabors Lux or AgCentral holds all of the Ordinary Shares or (v) when the Ordinary Shares are allotted on an initial public offering. The Investor Deed terminated pursuant to its terms on the Closing Date.
Notes Subscription Agreements
Concurrently with the signing of the Business Combination Agreement, Nabors Lux, and AgCentral each entered into a subscription agreement with the Company (each a “Notes Subscription Agreement”), pursuant to which, among other things, Nabors Lux and AgCentral each agreed to subscribe for and purchase up to $5.0 million (or $10.0 million in aggregate principal amount) of senior convertible notes (“Senior Convertible Notes”) from the Company in a private placement to be funded in accordance with the Notes Subscription Agreements (the “Notes Subscription Amount”). Nabors Lux funded $2.5 million under its Notes Subscription Agreement on February 15, 2023 and funded an additional $2.5 million under its Notes Subscription Agreement on June 27, 2023. AgCentral funded $2.5 million under its Notes Subscription Agreement on April 13, 2023 and funded an additional $2.5 million under its Notes Subscription Agreement on August 15, 2023. Pursuant to the Notes Subscription Agreements, the Notes Subscription Amounts were exchanged for a number of Ordinary Shares equal to the amount funded divided by $10.20 immediately prior to the Effective Time. The amounts provided by Nabors Lux or AgCentral pursuant their respective Notes Subscription Agreements were deemed to reduce their subscription amounts under their respective Equity Subscription Agreements. On the Closing Date, the Company issued an aggregate of 1,250,014 Ordinary Shares upon conversion of the Senior Convertible Notes issued pursuant to the Notes Subscription Agreements.
Nabors Lux and AgCentral Equity Subscription Agreements
Also concurrently with the signing of the Business Combination Agreement, Nabors Lux and AgCentral entered into subscription agreements with the Company (the “Equity Subscription Agreements”), pursuant to which, among other things, each of Nabors Lux and AgCentral agreed, subject to the Closing occurring and third party investors having purchased Ordinary Shares and/or Senior Convertible Notes for aggregate gross proceeds to the Company of at least $10.0 million, to subscribe for and purchase, and the Company agreed to issue and sell to each of Nabors Lux and AgCentral, up to $15.0 million (or an aggregate of $30.0 million) (in each case, reduced dollar for dollar by the proceeds received from Nabors Lux and AgCentral, as applicable, pursuant to their respective Notes Subscription Agreement and with respect to Nabors Lux, the October Notes Subscription Agreement (as defined herein)) of Ordinary Shares for $10.20 per share in a private placement. Pursuant to the Equity Subscription Agreements, on the Closing Date, AgCentral purchased an aggregate of 980,392 Ordinary Shares for $10.0 million and Nabors Lux purchased an aggregate of 735,294 Ordinary Shares for $7.5 million.
Nabors Backstop Agreement and October Notes Subscription Agreement
On October 19, 2023, the Company entered into a notes subscription agreement (the “October Notes Subscription Agreement”) with Nabors Lux pursuant to which, among other things, Nabors Lux agreed to subscribe for and purchase an additional $2.5 million of Senior Convertible Notes (the “Incremental Funding”). Nabors Lux’s commitment under the Equity Subscription Agreements was reduced, dollar-for-dollar, by the Incremental Funding. On the Closing Date, the Company issued an aggregate of 245,098 Ordinary Shares upon conversion of the Senior Convertible Notes issued pursuant to the October Notes Subscription Agreement.
Also on October 19, 2023, the Company entered into a Backstop Agreement (the “Nabors Backstop Agreement”) pursuant to which Nabors Lux agreed to purchase up to $15.0 million of Ordinary Shares at a purchase price of $10.20 per share (the “Nabors Backstop”). On December 7, 2023, Nabors Lux and the Company entered into an amendment to the Nabors Backstop Agreement (the “Nabors Backstop Agreement Amendment”) pursuant to which, among other things, Nabors Lux’s commitment to purchase Ordinary Shares was reduced to up to $10 million. The Nabors Backstop Agreement Amendment also provided that amounts under the Nabors Backstop would be funded on or before January 9, 2024. Pursuant to the Nabors Backstop Agreement Amendment, the EDF Note Purchase Agreement (as defined below) would not reduce the amount to be funded under the Nabors Backstop. The Nabors Backstop served as a backstop for redemptions of NETC Class A Common Stock by NETC public stockholders in connection with the Capital Reorganisation and subsequent capital raised by the Company prior to or in connection with Closing from additional third parties (other than Nabors, AgCentral, CAG, EDF and their respective affiliates). Accordingly, the amount invested by Nabors pursuant to the Nabors Backstop was reduced below $10 million, dollar-for-dollar, by the balance of the cash remaining in the Trust Account after giving effect to any redemptions of NETC Class A Common Stock by NETC public stockholders in connection with the Capital Reorganisation (excluding the amount remaining as a result of the Canberra Subscription, but including the amount remaining as a result of the Canberra Non-Redemption Agreement). On January 9, 2024, Nabors Lux funded $6,952,532.66 pursuant to the Nabors Backstop Agreement in exchange for 681,620 Ordinary Shares.
In connection with entering into the October Notes Subscription Agreement and the Nabors Backstop Agreement, NETC, NETC Sponsor, the Company and Merger Sub entered into the BCA Amendment, pursuant to which, among other things, (i) the Company agreed to issue 350,000 Ordinary Shares to Nabors Lux pursuant to the Nabors Backstop Agreement as a commitment fee, (ii) the Company agreed to issue 1,500,000 Ordinary Shares to NETC Sponsor in the Merger as acceleration of a portion of the Sponsor Earnback Shares, pursuant to the Nabors Backstop Agreement, (iii) the Company and Merger Sub agreed to waive in their entirety (a) the conditions precedent to their respective obligations to consummate the Capital Reorganisation set forth in Section 8.3 of the Business Combination Agreement, including that the Company will have cash and cash equivalents in an aggregate amount not less than $50.0 million at the Closing, and (b) their rights to terminate the Business Combination Agreement pursuant to Section 9.1(g) thereof for a breach of any representation, warranty, covenant or agreement on the part of NETC, and (iv) the parties agreed to amend and restate in its entirety the form of Shareholder and Registration Rights Agreement to be entered into at Closing. NETC, NETC Sponsor the Company also entered into an amendment to the Support Agreement to reduce by 500,000 Ordinary Shares each tranche of the Sponsor Earnback Shares for an aggregate reduction of 1,500,000 Ordinary Shares.
Shareholder and Registration Rights Agreement
On December 18, 2023, concurrently with the consummation of the Capital Reorganisation, the Company and the RRA Parties entered into the Shareholder and Registration Rights Agreement, pursuant to which the Company agreed that, within 60 days of the Closing, the Company will file with the SEC (at the Company’s sole cost and expense) a resale registration statement covering the Resale Securities, and the Company will use its commercially reasonable efforts to have such registration statement declared effective as soon as reasonably practicable after the filing thereof.
In certain circumstances, the holders of certain securities held by or issuable to certain existing shareholders of the Company and NETC can demand the Company’s assistance with underwritten offerings and exercise demand or piggyback rights with respect to such offerings. Additionally, the RRA Parties are subject to a lock-up for a period of six months after the Closing, pursuant to which each holder is prohibited, subject to certain exceptions, from selling, contracting to sell, pledging, granting any option to purchase, making any short sale or otherwise disposing of the equity securities held by such holder, whether held at the Closing or acquired thereafter.
The Shareholder and Registration Rights Agreement also grants (i) to Nabors a consent right over all debt or equity capital raised by the Company (excluding certain issuances of securities pursuant to (i) compensatory stock or option plans, (ii) contracts existing as of the date of the Nabors Backstop Agreement, (iii) securities issued pursuant to convertible securities issued or issuable pursuant to agreements existing as of the date of the Nabors Backstop Agreement and (iv) a bona fide merger or acquisition with an unrelated third party that is, itself, directly or indirectly, an operating company or an owner of an asset in a business synergistic with the business of the Company) post-Closing until the earlier to occur of (A) the third anniversary of the Closing and (B) the date on which the Company’s equity market capitalization equals or exceeds $1 billion (the “Additional Rights Expiration Date”) and (ii) to NETC Sponsor (A) until the Additional Rights Expiration Date, the right to designate two directors to the Vast Board and (B) after the Additional Rights Expiration Date, the right to nominate for election one director to the Vast Board for so long as Nabors and its affiliates collectively beneficially own 50% of the number of Ordinary Shares that NETC Sponsor and its affiliates collectively beneficially owned immediately following the Closing.
In addition, the Shareholder and Registration Rights Agreement also provides to Nabors certain rights if, prior to (A) the date that is six months following the Closing, any investor, or (B) the date that is nine months following the Closing, certain investors, invests in equity or debt interests of the Company on terms that are more favorable to such investor from a financial perspective than the terms applicable to Nabors Lux under the Nabors Backstop Agreement, as determined by Nabors in its reasonable discretion (any such investment within the specified time periods, a “Superior Capital Raise”). To the extent the investor in a Superior Capital Raise has subscribed for Ordinary Shares at a price less than the price paid by Nabors Lux under the Nabors Backstop Agreement (the “Lower Capital Price”), then the Company will issue additional Ordinary Shares to Nabors (or its affiliates) so that the aggregate number of Ordinary Shares received by Nabors and its affiliates for their investment under the Nabors Backstop Nabors is equal to the number of Ordinary Shares they would have received had the price for all such shares been the Lower Capital Price, as further described and subject to the conditions set forth in the Shareholder and Registration Rights Agreement. To the extent the investor in a Superior Capital Raise has subscribed for any security other than Ordinary Shares, Nabors will, to the extent there would not be significant impediments to the timely consummation of such an exchange, have the right to exchange the equity interests (and the debt interests received in exchange for equity interests in a prior exchange under this provision) still held by Nabors (and its affiliates) that were purchased pursuant to the Nabors Backstop Agreement (excluding any shares that were issued as the Accelerated Earnback Shares) for debt or equity interests on the terms issued in the Superior Capital Raise, so that Nabors (or its affiliates) hold the debt or equity interests they would have held had the investment under the Nabors Backstop Agreement been conducted on the terms of the Superior Capital Raise, as further described and subject to the conditions set forth in the Shareholder and Registration Rights Agreement.
The Shareholder and Registration Rights Agreement also grants to AgCentral the right to nominate one director to the Vast Board for so long as AgCentral and its affiliates collectively beneficially own at least the number of Ordinary Shares that would entitle NETC Sponsor the right to nominate for election one director under the Shareholder and Registration Rights Agreement.
Support Agreement
On February 14, 2023, the Company entered into the Support Agreement with NETC, NETC Sponsor, Nabors Lux and NETC’s independent directors, pursuant to which, among other things, the NETC Sponsor and NETC’s independent directors (collectively, the “Insiders”) agreed to (i) certain restrictions on the transfer of their Founder Shares and NETC private placement warrants, (ii) vote all Founder Shares held by them in favor of the adoption and approval of the Business Combination Agreement and the Capital Reorganisation, (iii) waive their anti-dilution rights with respect to the Founder Shares held by them in connection with the consummation of the Capital Reoprganisation and (iv) enter into the Shareholder and Registration Rights Agreement, and that the NETC Sponsor would have the right to be issued up to 3,900,000 Earnback Shares during the Earnout Period, consisting of (A) 1,300,000 Ordinary Shares to be issued upon the occurrence of Triggering Event I, (B) 1,300,000 Ordinary Shares to be issued upon the occurrence of Triggering Event II and (C) 1,300,000 Ordinary Shares to be issued upon the occurrence of Triggering Event III, each as additional consideration in the Merger. On October 19, 2023, the Company, NETC and NETC Sponsor entered into an amendment to the Support Agreement to reduce by 500,000 Ordinary Shares each tranche of the Earnback Shares for an aggregate reduction of 1,500,000 Ordinary Shares. As a result, the NETC Sponsor has the right to be issued up to 2,400,000 Earnback Shares during the Earnout Period, consisting of (A) 800,000 Ordinary Shares to be issued upon the occurrence of Triggering Event I, (B) 800,000 Ordinary Shares to be issued upon the occurrence of Triggering Event II and (C) 800,000 Ordinary Shares to be issued upon the occurrence of Triggering Event III, each as additional consideration in the Merger.
If, during the Earnout Period, there is a change of control of the Company pursuant to which the Company or shareholders have the right to receive consideration implying a value per Ordinary Share (as determined in good faith by the board of directors) of:
•less than $12.50, then certain earnout provisions in the Support Agreement will terminate and no further Earnback Shares shall be issuable thereunder;
•greater than or equal to $12.50 but less than $15.00, then, (i) immediately prior to such change of control, the Company shall issue 800,000 Ordinary Shares to NETC Sponsor (less any Earnback Shares issued prior to such change of control pursuant to the occurrence of any Triggering Event; provided, that such reduction shall not reduce the number of Ordinary Shares required to be issued to a number that is below zero) and (ii) thereafter, certain earnout provisions in the Support Agreement will terminate and no further Earnback Shares shall be issuable thereunder;
•greater than or equal to $15.00 but less than $17.50, then, (i) immediately prior to such change of control, the Company shall issue 1,600,000 Ordinary Shares to NETC Sponsor (less any Earnback Shares issued prior to such change of control pursuant to the occurrence of any Triggering Event; provided, that such reduction shall not reduce the number of Ordinary Shares required to be issued to a number that is below zero) and (ii) thereafter, certain earnout provisions in the Support Agreement will terminate and no further Earnback Shares shall be issuable thereunder; or
•greater than or equal to $17.50, then, (i) immediately prior to such change of control, the Company shall issue 2,400,000 Ordinary Shares to NETC Sponsor (less any Earnback Shares issued prior to such change of control pursuant to the occurrence of any Triggering Event; provided, that such reduction shall not reduce the number of Ordinary Shares required to be issued to a number that is below zero) and (ii) thereafter, certain earnout provisions in the Support Agreement will terminate and no further Earnback Shares shall be issuable thereunder.
Services Agreement
On February 14, 2023, concurrently with the execution and delivery of the Business Combination Agreement, the Company and Nabors Corporate entered into the Services Agreement, pursuant to which Nabors Corporate or its affiliates will provide services with respect to the Company’s operations, engineering, design, planning or other operational or technical matters, or other such matters as may be agreed upon from time to time, in exchange for compensation set forth in each statement of work referencing the Service Agreement (“SOW”). The Company or Nabors Corporate, in their sole discretion, may at any time terminate the entire Service Agreement or any individual SOW, upon ten (10) days or sixty (60) days written notice to Nabors Corporate or the Company, respectively.
Development Agreement
On February 14, 2023, concurrently with the execution and delivery of the Business Combination Agreement, the Company and NETV entered into the Development Agreement, pursuant to which the Company and NETV will work together, as mutually agreed upon, on a project by project basis to develop products and/or equipment related to solar power generation (within this paragraph, each, a “Project”), and agree to jointly own all right, title and interest in any technology and intellectual property rights developed in connection with each Project. Each Project will be detailed on a development project plan (“Development Plan”), which will incorporate the terms of the Development Agreement, but each Development Plan will constitute a separate agreement between the Company and NETV. The Company and NETV will establish a Joint Steering Committee (as defined in the Development Agreement), and the Joint Steering Committee will mutually agree upon and finalize an initial Development Plan. The Company or NETV, in their sole discretion, for any or no reason, may terminate the Development Agreement upon ninety (90) days prior written notice, and may terminate any Development Plan upon sixty (60) days’ prior written notice, to NETV or the Company, respectively.
NETC Relationships and Related Party Transactions
Related Party Loans
On March 26, 2021, an affiliate of NETC Sponsor agreed to loan NETC up to $300,000 pursuant to a promissory note (as amended and restated on October 27, 2021). This note was non-interest bearing and was paid in full on November 19, 2021, upon the closing of the NETC IPO.
On February 17, 2023, Nabors Lux and Greens Road Energy LLC, an affiliate of Nabors, deposited a total of $2,760,000, representing $0.10 per NETC Unit into the Trust Account, in order to extend the date by which NETC had to consummate an initial capital reorganisation from February 18, 2023 to May 18, 2023, as permitted under the Prior NETC Charter, in exchange for a non-interest bearing, unsecured promissory note. On May 17, 2023, as permitted under the NETC Charter, the NETC Board elected to extend the date by which NETC has to consummate an Initial Business Combination from May 18, 2023 to August 18, 2023 and Nabors Lux and Greens Road Energy LLC deposited a total of $886,557.69, representing $0.03 per NETC public share not redeemed, into the Trust Account in exchange for a non-interest bearing, unsecured promissory note. On each of August 16, 2023, September 14, 2023, October 13, 2023 and November 16, 2023 Nabors Lux deposited an additional $295,519.23 into the Trust Account, and as a result, the Deadline Date was extended to December 18, 2023. The unsecured promissory notes were non-interest bearing and the aggregate principal amount of $4,828,634.61 became due and payable upon consummation of the Capital Reorganisation at Closing. On the Closing Date, the principal amount outstanding was paid in cash in full.
In addition, in order to finance transaction costs in connection with an initial capital reorganisation, NETC Sponsor or an affiliate of NETC Sponsor, or certain of NETC’s officers and directors were permitted to, but were not obligated to, loan NETC funds as required. If NETC completed an initial capiral reorganisation , NETC would repay the working capital loans out of the proceeds of the Trust Account released to NETC. Otherwise, the working capital loans would be repaid only out of funds held outside the Trust Account. In the event that an initial capiral reorganisation did not close, NETC could use a portion of proceeds held outside the Trust Account to repay the working capital loans, but no proceeds held in the Trust Account would be used to repay the working capital loans. The working capital loans would either be repaid upon consummation of an initialcapiral reorganisation, without interest, or, at the lender’s discretion, up to $1.5 million of such working capital loans could be convertible into warrants of the post-initial capiral reorganisation entity at a price of $1.00 per warrant. The warrants would be identical to the NETC private placement warrants. As of the Closing Date and June 30, 2023, NETC had $1,000,000 and no borrowings under the Working Capital Loans, respectively. On the Closing Date, the principal amount outstanding was paid in cash in full.
Administrative Support Agreement
On November 16, 2021, NETC entered into an agreement pursuant to which, commencing on the date that NETC’s securities were first listed on the NYSE through the earlier of consummation of the initial capiral reorganisation and NETC’s liquidation, NETC would reimburse NETC Sponsor or an affiliate thereof $15,000 per month for office space, utilities, secretarial and administrative support. As of December 31, 2021, $22,500 in support costs had been incurred by NETC under this agreement. As of June 30, 2023 and December 31, 2022, NETC owed $225,000 and $135,000 to the NETC Sponsor or an affiliate thereof for administrative support costs, respectively. The total amount owed under the Administrative Support Agreement as of the Closing Date was $0.

C.Interests of Experts and Counsel
Not applicable.
Item 8. Financial Information
A.Consolidated Statements and Other Financial Information
Financial Statements
See Item 18 of this Report for financial statements and other financial information.
Legal Proceedings
From time to time, we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are not currently a party to any legal proceedings, the outcome of which, if determined adversely to us, would individually or in the aggregate have a material adverse effect on our business, financial condition and/or operations.
Dividend Policy
Subject to the Corporations Act, the Constitution and any special terms and conditions of issue, the Vast Directors may, from time to time, resolve to pay a dividend or declare any interim, special or final dividend as, in their judgement, the financial position of Vast justifies.
The Vast Directors may fix the amount, time and method of payment of the dividends. The payment, resolution to pay, or declaration of a dividend does not require any confirmation by a general meeting.
The Company has not paid any cash dividends on Ordinary Shares since the Capital Reorganization and currently has no plan to pay cash dividends on such securities in the foreseeable future. The Company has not identified a paying agent.
B.Significant Changes
None.
Item 9. The Offer and Listing
A.Offer and Listing Details
Nasdaq Listing of Ordinary Shares and Warrants
Our Ordinary Shares and Public Warrants are listed on Nasdaq under the symbols “VSTE” and “VSTEW,” respectively. They commenced trading on December 19, 2023. Prior to that date, no public market existed for our Ordinary Shares or Public Warrants. Holders of Ordinary Shares and Public Warrants should obtain current market quotations for their securities. There can be no assurance that the Ordinary Shares and/or Public Warrants will remain listed on Nasdaq. If the Company fails to comply with the Nasdaq listing requirements, the Ordinary Shares and/or Public Warrants could be delisted from Nasdaq. A delisting of the Ordinary Shares or Public Warrants will likely affect the liquidity of the Ordinary Shares or Public Warrants and could inhibit or restrict the ability of the Company to raise additional financing.
B.Plan of Distribution
Not applicable.
C.Markets
Our Ordinary Shares and Vast Public Warrants are listed on Nasdaq under the symbols “VSTE” and “VSTEW,” respectively. They commenced trading on December 19, 2023. Prior to that date, no public market existed for our Ordinary Shares or Public Warrants. Holders of Ordinary Shares and Vast Public Warrants should obtain current market quotations for their securities. There can be no assurance that the Ordinary Shares and/or Vast Public Warrants will remain listed on Nasdaq. If the Company fails to comply with the Nasdaq listing requirements, the Ordinary Shares and/or Vast Public Warrants could be delisted from Nasdaq. A delisting of the Ordinary Shares or Vast Public Warrants will likely affect the liquidity of the Ordinary Shares or Vast Public Warrants and could inhibit or restrict the ability of the Company to raise additional financing.
D.Selling Shareholders
Not applicable.
E.Dilution
Not applicable.
F.Expenses of the Issue
Not applicable.
Item 10. Additional Information
A.Share Capital
Not applicable.
B.Memorandum and Articles of Association
The Constitution of the Company effective as of October 19, 2023 is filed as Exhibit 1.1 to this Report. The description of the Constitution is included in Exhibit 2.7 to this Annual Report, which information is incorporated herein by reference.
C.Material Contracts
Information pertaining to the Company’s material contracts is set forth in this Annual Report under Item 3.D "Key Information—Risk Factors," Item 4.B “Information on the Company—Business overview," Item 5 "Operating and Financial Review and Prospects" and Item 7. "Major Shareholders and Related Party Transactions—Related party transactions."
In addition, set forth below are brief descriptions of certain other material agreements
Doosan Exclusivity and Confidentiality Agreement
On August 28, 2017, Doosan Skoda Power s.r.o., a company organized and existing under the laws of the Czech Republic (“Doosan”), and Vast entered into an Exclusivity and Confidentiality Agreement, pursuant to which Vast granted Doosan the first right to secure commercial terms for the supply of the power block for the 30MW needed for the JSS Pilot and an additional 100MW of CSP projects executed by Vast. During the effective period, the period commencing on the date the agreement was entered into and ending on the date the parties execute a binding supply agreement for not less than (in aggregate) 130MWe turbine capacity, Vast agreed to not invite any bid, tender, proposal or other offer for power blocks other than through Doosan in exchange for engineering support including basic and detailed design expertise and advice to complete the full designs and specifications of each project. The agreement terminates on the last day of the effective period or upon the mutual assent of both parties.
Heliostat IP Agreement Binding Term Sheet
On December 21, 2018, Vast and sbps entered into the Heliostat IP Agreement Binding Term Sheet, pursuant to which Vast and sbps agreed to design heliostats for use in Vast’s development of concentrated solar thermal power generation and storage technology. Vast and sbps agreed to a mutual license fee arrangement which will apply to any supply of developed technology. Each party received a perpetual, non-exclusive, royalty free license to use background IP to facilitate collaboration. Both parties will own any intellectual property rights developed by either or both of Vast and sbps in the course of the project and/or as part of the services being performed under the CSP Technology Collaboration Agreement in equal 50/50 shares, regardless of the parties’ actual contributions. A minimum license fee of 1.5€/m2 will be charged to the customer for each project in which any foreground IP is applied.

Vast 2 Heliostat Collaboration (CSP Technology Collaboration Agreement)
On August 8, 2019, Vast and schlaich bergermann partner, sbps entered into a CSP Technology Collaboration Agreement, pursuant to which the parties agreed to develop a small heliostat solution to support Vast and sbps collectively and separately in offering engineering and construction solutions for heliostat solar fields for electricity generation and process heat both inside Australia and in the broader global market. In consideration of the performance of services by sbps on each stage of development, sbps will invoice Vast based upon the actual work and cost incurred by sbps along with a 30% discount on the remuneration for the services performed by sbps. This agreement is also subject to terms of the Heliostat IP Agreement Binding Term Sheet and any Long Form IP Agreement that may replace the Heliostat IP Agreement Binding Term Sheet from time to time.
Advisian Master Services and Collaboration Agreement
On March 9, 2020, Vast and Advisian Pty Ltd, and Australian registered proprietary company limited by shares (“Advisian”), entered into a Master Services and Collaboration Agreement, pursuant to which the parties agreed to develop CSP technologies that would allow Vast to establish a position in the world’s CSP energy market as an efficient and cost-effective supplier of CSP technology. Advisian agreed to supply technical services and expertise to Vast over the course of a five year term. Vast agreed to use these services to develop their concentrated solar thermal power generation and storage technologies to establish a position within the CSP market. Vast will specify the specific services to be provided by Advisian in one or more Task Briefs setting forth the scope and objectives of the requested services. Advisian is required, amongst other things, to provide all services using professional standards of skill, diligence, prudence, foresight and care, in accordance with industry best practices and to a standard that would reasonably be expected from a prudent and experienced provider of services which are equivalent to the services. The agreement is mutually exclusive as Vast agreed to purchase all of its requirements for the services from Advisian and Advisian agreed to only provide services in the sodium CSP category to Vast. The agreement may be terminated by Advisian if Vast does not receive services over the course of a year valued at certain thresholds that vary over the term of the agreement.
KSB SE Exclusive Collaboration Agreement
On December 9, 2020, Vast and KSB SE & Co., a corporation incorporated under the laws of Germany (“KSB”), entered into an Exclusive Collaboration Agreement, pursuant to which Vast and KSB agreed to collaborate exclusively on a range of projects in the supply category where the outcome of those projects is the entry into an exclusive supply relationship under which KSB is an important supplier of products or services of pump equipment to Vast. Both parties agreed that Vast will use KSB as its sole and exclusive partner in the supply category for its sodium CSP business for a term of five years. KSB granted Vast an irrevocable, royalty-free, non-exclusive, transferable, sub-licensable, worldwide license to use, copy or modify any documents which are supplied together with any products or services as required for the purpose of proper operating, maintaining and repairing the products or services supplied.
VS2 Site Option and License Deed
On March 19, 2021, in connection with preparations for the VS2 project at Mount Isa, Vast entered into an option and license deed with James Lyne Lord and Marjorie Annette Lord, pursuant to which Mr. Lord and Ms. Lord conveyed certain rights to Vast over Lot 24 on Survey Plan 265794 for a term of five years. Vast received the rights to occupy and use part of the land, an option to sublease part of the land and alternative tenure options comprising the subdivision and sale of part of the land. At the time of execution of the deed, the option payment was valued at AUD $7,500 per annum (excl. GST) and rent was valued at AUD $600 per Ha, per annum.
Cockerill Exclusive Collaboration Agreement
On September 21, 2021, Vast entered into a collaboration agreement with Cockerill Maintenance et Ingénierie S.A., a company duly organized and existing under the laws of Belgium (“Cockerill”), pursuant to which Vast and Cockerill agreed to collaborate exclusively on a range of projects regarding engineering, manufacturing and supply of molten salt steam generators and associated control system and solar receiver coating materials for a term of five years. The purpose of the collaboration is to develop CSP technologies that would establish Vast as a leader in CSP technology and in which Cockerill would become an integral and long-term partner to Vast’s business. For the term of this agreement, Vast agreed not to buy directly or indirectly thermal storage tanks and related components and systems from any other Supplier other than Cockerill and its affiliates.

Doosan Pre-Works Agreement
On April 24, 2023, Vast entered into a pre-works agreement with Doosan Skoda Power s.r.o., a company duly organized and existing under the laws of Czech Republic (“Doosan”), pursuant to which Vast and Doosan agreed to enter into a supply contract for materials, including one set of steam turbine, generator and air cooled condenser, for the construction of Vast’s solar power project at Port Augusta in South Australia. The pre-works agreement terminates on the earlier of December 31, 2023 or upon the execution of a supply contract. Vast agreed to pay EUR 350,000 upon receipt of the supply materials.
MSSA Technological Cooperation Agreement
On May 16, 2023, Vast entered into a technological cooperation agreement with MSSA SAS, a company duly organized and existing under the laws of France (“MSSA”), pursuant to which MSSA agreed to share confidential information regarding its technical expertise over bulk sodium metal transportation and use at final users’ facilities with Vast. The expertise includes process description and production parameters, technical descriptions and potential suppliers of equipment suppliers of equipment, cost of utilities and raw materials, cost of manpower, cost of structure, cost of implementation, cost of infrastructure, cost of financing, cost of financing, insurance, taxes and environmental permits and existing equipment, marketing and sales plans. The agreement is set to terminate five years from execution of the agreement.
Cockerill General Conditions Agreement
On June 7, 2023, Vast entered into a general conditions agreement with John Cockerill Renewable S.A., a company duly organized and existing under the laws of Belgium (“Cockerill Renewable”), pursuant to which Vast agreed to enter into a purchase agreement with Cockerill Renewable for the purchase of a molten salt steam generator. Vast and Cockerill Renewable agreed to negotiate the purchase agreement no later than December 31, 2023.
Fichtner Proposal
On June 8, 2023, Vast entered into an engagement letter with Fichtner Australia Pty Ltd, a company duly organized and existing under the laws of Australia (“Fichtner”), pursuant to which Fichtner agreed to provide certain engineering and consulting services to Vast. Pursuant to the engagement letter, Fichtner would leverage its expertise in the energy, renewable energies and environment, water and infrastructure and consulting and IT Sectors to provide engineering services, which includes planning and consultancy services, for the construction and operation of Vast’s 30 MW CSP Plant in Port Augusta.
Contralos Minor Supply Agreement
On July 10, 2023, Vast entered into a minor supply agreement with Contralos Y Diseños Industriales S.A., a company duly organized and existing under the laws of Spain (“CYD”), pursuant to which CYD agreed to provide certain services and enter into a supply agreement for the sale of thermal storage tanks to Vast. The services include the preliminary analysis of preheating of Vast’s thermal storage tanks as well as the analysis of the first melt of the salts and introduction in the tank according to the melting supplier. The agreement is set to terminate on the earlier of the completion of services provided by CYD or the execution of a supply agreement for the thermal storage tanks.
D.Exchange Controls
There are no governmental laws, decrees, regulations or other legislation in Australia that may affect the import or export of capital, including the availability of cash and cash equivalents for use by the Company, or that may affect the remittance of dividends, interest, or other payments by the Company to non-resident holders of Ordinary Shares. There is no limitation imposed by laws of Australia or in the Company’s Constitution on the right of non-residents to hold or vote Ordinary Shares.
E.Taxation
This section provides a general, non-exhaustive summary of the Australian tax considerations generally applicable to our shareholders with respect to the ownership and disposition of Ordinary Shares. The tax treatment may vary depending on the nature and characteristics of each holder of Ordinary Shares and their specific circumstances. It is important that each shareholder seeks independent professional tax advice in relation to their particular circumstances.

The information provided below is not applicable to all shareholders. The comments deal only with the Australian taxation implications of the ownership and disposition of Ordinary Shares who hold their Ordinary Shares as investments on capital account. The comments do not apply to shareholders who:
•hold their Ordinary Shares as revenue assets or trading stock (which will generally be the case if you are a bank, insurance company or carry on a business of share trading);
•hold their Ordinary Shares under an employee share scheme offered by the Company;
•are under a legal disability; or
•are assessed on gains and losses on the securities under the taxation of financial arrangements (“TOFA”) provisions in Division 230 of the Income Tax Assessment Act 1997 (Cth).
As outlined above, the Australian taxation implications of holding and disposing of shares in the Company will vary depending upon the particular circumstances of each holder of Ordinary Shares. This section does not purport to be a complete analysis or to identify all potential related tax consequences. The taxation overview does not constitute tax advice and should not be relied upon as such. Shareholders should seek and rely upon their own professional advice before concluding on the particular taxation treatment that will apply. Furthermore, the discussion below is general in nature and is based upon the Australian income tax laws, applicable case law, regulations and published rulings, determinations and statement of administrative practice of the Australian Taxation Office as at the date of this filing. During the period of ownership of the Ordinary Shares, the taxation laws of Australia, or their interpretation, may change (possibly with retroactive effect).
We do not accept any liability or responsibility in respect of any statement concerning taxation consequences, or in respect of the taxation consequences.
In addition, this summary does not constitute financial product advice as defined in the Corporations Act. This summary is confined to certain taxation matters, based on the relevant Australian tax laws in force, established interpretations of that law and understanding of the practice of the relevant tax authority at the date of this summary. This summary does not take into account the tax laws of countries other than Australia.
Australian Resident Shareholders — Dividends on Ordinary Shares
This section applies to dividends paid by the Company to shareholders who are residents of Australia for income tax purposes and hold their shares as investments on capital account.
Dividends paid by the Company on a share should constitute assessable income of an Australian tax resident shareholder. Australia has a franking system wherein dividends can be franked, and the shareholder receives a franking credit which effectively represents the corporate tax paid by the company. Dividends can be “fully franked”, “partially franked” or “unfranked” and the maximum franking credit is calculated at the corporate tax rate (for the Company, currently 30%).
Australian resident individuals and complying superannuation entities
Australian tax resident shareholders who are individuals or complying superannuation entities should include the dividend in their assessable income in the year the dividend is paid, together with any franking credit attached to that dividend.
Subject to the comments in relation to “Qualified Persons” below and new legislation which has recently been enacted as further described below, such shareholders should be entitled to a tax offset equal to the franking credit attached to the dividend. The tax offset can be applied to reduce the tax payable on the investor’s taxable income. Where the tax offset exceeds the tax payable on the investor’s taxable income, the investor should be entitled to a tax refund equal to the excess.
To the extent that the dividend is unfranked or unfrankable, an Australian individual shareholder will generally be taxed at their prevailing marginal rate on the dividend received (with no tax offset) and complying Australian superannuation entities will generally be taxed at the prevailing rate for complying superannuation entities on the dividend received (with no tax offset).

Corporate Shareholders
Corporate shareholders are required to include both the dividend and the associated franking credits (if any) in their assessable income.
Subject to the comments in relation to “Qualified Persons” below and new legislation which was passed by Federal Parliament around November 2023, corporate shareholders should be entitled to a tax offset up to the amount of the franking credit attached to the dividend.
An Australian resident corporate shareholder should be entitled to a credit in its own franking account to the extent of the franking credits attached to the distribution received. This will allow the corporate shareholder to pass on the franking credits to its investor(s) on the subsequent payment of franked dividends.
Excess franking credits received by corporate shareholders will not give rise to a refund entitlement for a company but can be converted into carry forward tax losses instead. This is subject to specific rules on how the carry forward tax loss is calculated and utilized in future years.
Trusts and partnerships
Australian tax resident shareholders who are trustees (other than trustees of complying superannuation entities, which are dealt with above) or partnerships are required to include any dividends and any franking credits in calculating the net income of the trust or partnership. Where a fully franked or partially franked dividend is received, an Australian resident trust beneficiary that is not under a legal disability and that is presently entitled to a share of the income of the trust estate in the relevant year of income, or the relevant partner in the partnership (as the case may be), will generally be taxed at the relevant prevailing tax rate on their share of the net income of the trust or partnership and may be entitled to a tax offset by reference to the beneficiary’s or partner’s share of the net income of the trust or partnership.
To the extent that the dividend is unfranked, an Australian trustee (other than trustees of complying superannuation entities) or partnerships, will be required to include the unfranked dividend in the net income of the trust or partnership. An Australian resident trust beneficiary that is not under a legal disability and that is presently entitled to a share of the income of the trust estate (and not acting in a capacity as trustee) in the relevant year of income, or the relevant partner in the partnership, will generally be taxed at the relevant prevailing tax rate on their share of the net income of the trust or partnership (with no tax offset).
Additional or alternative considerations may be relevant in relation to shareholders that are trustees of specific categories of trust under Australian tax law (such as managed investment trusts, AMITs, or public trading trusts).
The precise tax consequences for a trustee shareholder are a complex tax issue which requires analysis based on each shareholder’s individual circumstances and the terms of the relevant trust deed. Shareholders should obtain their own independent tax advice to determine these matters.
Qualified Persons and denial of franking credits
The benefit of franking credits can be denied where a shareholder is not a “qualified person”. Where that is the case, the shareholder will not be required to include an amount for the franking credits in their assessable income and will not be entitled to a tax offset.
Broadly, to be a qualified person, a shareholder must satisfy the ‘holding period rule’ and, if necessary, ‘the related payment rule’. These rules require a shareholder to hold the shares “at risk” and free of related payment obligations for a specified continuous period in order to qualify for franking credits on a franked distribution. A shareholder will not be taken to have held the Ordinary Shares ‘at risk’ in this context where, among other things, the shareholder holds ‘positions’ (such as options or other hedging arrangements) which materially diminish the risks of loss or opportunities for gain in respect of those Ordinary Shares by more than 70%. The holding period rule is subject to certain exceptions.
The qualified person rules operate on a last-in-first-out basis. This means that a shareholder will be deemed to have disposed of their most recently acquired Ordinary Shares for the purpose of applying the rules.
Whether a shareholder is a qualified person is a complex tax issue which requires analysis based on each shareholder’s individual circumstances. Shareholders should obtain their own tax advice to determine if these requirements have been satisfied.

Legislation passed by the Australian Federal Parliament around November 2023, seeks to deny the benefit of franking credits to out-of-cycle dividends paid to shareholders in circumstances where the dividends are funded (directly or indirectly) by the issuance of new equity interests, and may apply to dividends received by shareholders from time to time.
Australian Resident Shareholders — Capital Gains Tax (“CGT”) implications
For Australian tax resident shareholders, who hold their Ordinary Shares on capital account, the future disposal of Ordinary Shares will give rise to a CGT event at the time which the legal and beneficial ownership of the Ordinary Shares are disposed of.
Shareholders will derive a capital gain on the disposal of their shares in the Company to the extent that the capital proceeds exceed the cost base of their Ordinary Shares. A capital loss will be made where the capital proceeds are less than the reduced cost base of their Ordinary Shares.
Where a capital loss is made, capital losses can only be offset against capital gains derived in the same or later income years. They cannot be offset against ordinary income nor carried back to offset net capital gains arising in earlier income years. Capital losses may be carried forward to future income years subject to the satisfaction of the Australian loss testing provisions.
Capital Proceeds
The capital proceeds of a future disposal of Ordinary Shares should generally be equal to any consideration received or deemed to have been received by the shareholder in respect to the disposal of their Ordinary Shares.
Cost base of Ordinary Shares
The cost base of an Ordinary Share held by a shareholder will generally be equal to the cost (in money or value of property) of acquiring the Ordinary Share, plus any incidental costs of acquisition and disposal (i.e., brokerage costs and legal fees). However, to the extent that a roll-over was obtained in relation to the acquisition of the Ordinary Shares under the Australian scrip for scrip rules, the cost base may be equal to the inherited cost base of the pre-existing shares (i.e., the original interests).
CGT Discount
The CGT discount may apply to shareholders that are Australian tax resident individuals, complying Australian superannuation funds or trusts, who have held, or are taken to have held, their Ordinary Shares for at least 12 months (not including the date of acquisition or date of disposal) at the time of the disposal of their Ordinary Shares.
The impact of the scrip for scrip rollover provisions on the holding period should be considered at an individual shareholder level. However, it is expected that where the rollover applies, the acquisition date of the Ordinary Shares for the purposes of the CGT discount should be the acquisition date of the shareholder’s pre-existing shares.
The CGT discount is:
one-half if the shareholder is an individual or trustee (meaning only 50% of the capital gain will be included in the shareholder’s assessable income); and
•one-third if the shareholder is a trustee of a complying superannuation entity (meaning only two-thirds of the capital gain will be included in the shareholder’s assessable income).
The CGT discount is not available to shareholders that are companies (including where a company derives the gain, or part of it, through a trust or partnership).
If a shareholder makes a discounted capital gain, any current year and/or carried forward capital losses will be applied to reduce the undiscounted capital gain before the relevant CGT discount is applied. The resulting amount is the included in the shareholder’s net capital gain for the income year and included in its assessable income.
The CGT discount rules relating to trusts are complex. Subject to certain requirements being satisfied, the capital gain may flow through to the beneficiaries in that trust, who will assess the eligibility for the CGT discount in their own right.

Accordingly, we recommend trustees seek their own independent advice on how the CGT discount applies to the trust and its beneficiaries.
Non-Australian resident shareholders — Dividends on Ordinary Shares
This section applies to shareholders who are not residents of Australia for income tax purposes and hold their shares as investments on capital account.
Non-Australian resident shareholders who do not hold their Ordinary Shares through a permanent establishment in Australia should not be subject to Australian income tax but may be subject to Australian dividend withholding tax on their dividends. Non-Australian resident shareholders who hold their shares through a permanent establishment in Australia would be taxed on dividends from the Ordinary Shares broadly as described above for Australian resident shareholders (except that a non-Australian corporate shareholder would generally not be able to pass on benefit from franking credits to its own shareholders).
Franked dividends
As outlined above, Australia has a franking system wherein dividends can be franked, and Australian resident shareholders receive a franking credit which effectively represents the corporate tax paid by the underlying company (i.e. Vast). Dividends can be “fully franked”, “partially franked” or “unfranked”.
Dividends received by non-Australian resident shareholders which are franked and frankable should not be subject to Australian dividend withholding tax to the extent of the franking (i.e., if the dividend is fully franked and frankable, it should not be subject to Australian dividend withholding tax at all). However, refunds of franking credits are not available to non-Australian resident shareholders.
Unfranked Dividends
Non-Australian resident shareholders should generally be subject to Australian dividend withholding tax to the extent of the unfranked component of any dividends received that are not declared to be conduit foreign income (“CFI”). Australian dividend withholding tax is imposed at a flat rate of 30% on the amount of the dividend that is unfranked unless the shareholder is a tax resident of a country that has a double tax treaty (“DTT”) with Australia. In the event the shareholder is otherwise able to rely on the DTT, the rate of Australian dividend withholding tax may be reduced (typically to 15%), depending on the terms of the DTT.
Non-Australian resident shareholders should not be subject to Australian dividend withholding tax where we pay an unfranked dividend out of income which we have declared to be CFI. Generally, CFI would include amounts received by the Company that are attributable to dividends received from foreign subsidiaries which are treated as non-assessable non-exempt income for Australian tax purposes.
Non-Australian resident shareholders — CGT Implications
Non-Australian resident shareholders who do not hold their Ordinary Shares through a permanent establishment in Australia should not be subject to Australian CGT on the disposal of their Ordinary Shares. Non-Australian resident Shareholders who hold their Ordinary Shares through a permanent establishment in Australia may, depending on their circumstances, be subject to capital gains tax in respect of the Ordinary Shares broadly as described above for Australian resident shareholders.
General Australian Tax Matters
This section applies to both Australian resident and non-Australian resident shareholders.
GST
The acquisition or disposal of Ordinary Shares by a shareholder (who is registered or required to be registered for GST) should be classified as a “financial supply” for Australian GST purposes. Accordingly, Australian GST will not be payable in respect of amounts paid for the acquisition or disposal of Ordinary Shares.
No GST should be payable in respect of dividends paid to shareholders.

Subject to certain requirements, there may be a restriction on the entitlement of shareholders registered for GST to claim an input tax credit for any GST incurred on costs associated with the acquisition or disposal of Ordinary Shares (e.g., lawyer’s and accountants’ fees).
Stamp Duty
No stamp duty should be payable on the acquisition of Ordinary Shares.
F.Dividends and Paying Agents
Not applicable.
G.Statement by Experts
Not applicable.
H.Documents on Display
We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. We may, but are not required, to furnish to the SEC, on Form 6-K, unaudited financial information after each of our first three fiscal quarters. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC. You may read and copy any report or document we file, including the exhibits, at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.
I.Subsidiary Information
Not applicable.
J.Annual Report to Security Holders
Not applicable.
Item 11. Quantitative and Qualitative Disclosures About Market Risk
The Company is exposed to foreign currency translation adjustments, credit and liquidity risks. See our accompanying consolidated financial statements as of and for the twelve months ended June 30, 2024 and 2023 included elsewhere in this report, including Note 22 – Financial Instruments - Fair Value and Financial Risk management thereto, for further information on these risks.
Item 12. Description of Securities Other than Equity Securities
A. Debt Securities
Not applicable.
B. Warrants and Rights
A description of our Warrants is set forth in Exhibit 2.7 to this Annual Report, and is incorporated herein by reference.
C. Other Securities
Not applicable.

D. American Depository Shares
Not applicable.

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
Not applicable.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
The current Constitution of the Company became effective as of October 19, 2023 and is filed as Exhibit 1.1 to this Annual Report. The description of the Constitution, the Ordinary Shares and the Vast Warrants is included in Exhibit 2.7 to this Report, which information is incorporated herein by reference.
Item 15. Controls and ProceduresConclusion Regarding the Effectiveness of Disclosure Controls and Procedures
We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”)) that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.
Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of June 30, 2024. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded, the design and operation of our disclosure controls and procedures were effective as of June 30, 2024.
Management’s Report on Internal Control Over Financial Reporting
This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.
Material Weaknesses
In connection with the preparation of our consolidated financial statements for the years ended June 30, 2023 and 2022 material weaknesses were identified and subsequently remediated in our internal control over financial reporting. See the subsection titled “Risk Factors — Financial, Tax and Accounting Risks”
Changes in Internal Control over Financial Reporting
Except as disclosed above, there were no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Item 16. [Reserved]
Item 16A. Audit committee financial expert
Audit Committee
The Vast Board has determined that Mr. Yearwood and Mr. Botten each meet the independent director standard under Nasdaq Listing Rules and under Rule 10A-3(b)(1) of the Exchange Act, but Mr. Restrepo does not. The Vast Board has determined that Mr. Yearwood is an audit committee financial expert as defined by the SEC rules and is financially sophisticated as defined by the Nasdaq Listing Rules. Refer to Item 6.A. for a brief listing of Mr. Yearwood's relevant experience.

Item 16B. Code of Ethics
Code of Business Conduct and Ethics
The Company has adopted a Code of Conduct and Ethics and posted its Code of Conduct and Ethics on the Company’s website. The Company intends to post any amendments to or any waivers from a provision of its Code of Conduct and Ethics on the Company’s website, and also intends to disclose any amendments to or waivers of certain provisions of its Code of Conduct and Ethics in a manner consistent with the applicable rules or regulations of the SEC and Nasdaq.
Item 16C. Principal Accountant Fees and Services
The consolidated financial statements of Vast for each of the years ended June 30, 2024 and 2023 appearing in this Annual Report have been audited by PricewaterhouseCoopers (“PwC”), an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
The table below sets out the total amount of services rendered to us by PricewaterhouseCoopers (“PwC”) for services performed in the year ended June 30, 2024 and 2023, and breaks down these amounts by category of service:

	Year ended June 30,
	2024	2023

	(In thousands of US Dollars)
Audit Fees	$351	$373
Audit Related Fees	748	1,329
Tax Fees	—	—
All Other Fees	$—	$—
Total	$1,099	$1,702
Audit Fees
Audit fees for the years ended June 30, 2024 and 2023 include fees for the audit of our annual financial statements and those of investment, SiliconAurora . This category also includes services that the independent accountant generally provides, such as consents and assistance with and review of documents filed with the SEC.
Audit Related Fees
Audit Related fees for the years ended June 30, 2024 and 2023 were related to required assurance services in connection with SEC filling requirements.
Tax Fees
None.
All Other Fees
None.
Pre-Approval Policies and Procedures
Our Audit Committee has adopted policies and procedures for the pre-approval of audit and non-audit services rendered by our independent registered public accounting firm. Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the audit committee’s approval of the scope of the engagement of our independent registered public accounting firm, or on an individual basis. Any proposed services exceeding general pre-approved levels also requires specific pre-approval by our audit committee. All of the fees described above were pre-approved by our board of directors prior to our listing on Nasdaq and by the Audit Committee after our listing on Nasdaq.

Item 16D. Exemptions from the Listing Standards for Audit Committees
Audit Committee
Our audit committee consists of three members, two of whom, Mr. Yearwood and Mr. Botten, meet the independent director standard under Nasdaq Listing Rules and under Rule 10A-3(b)(1) of the Exchange Act, but one of whom, Mr. Restrepo, does not. The Company has one year from the date of its listing on Nasdaq to have its audit committee be comprised solely of independent members. The Company intends to identify one additional independent director to serve on the audit committee within one year of the Closing, at which time Mr. Restrepo will resign from the committee. Other than as described herein, we have not asked for, nor have we been granted, an exemption from the applicable listing standards for our audit committee.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
None.
Item 16F. Change in Registrant's Certifying Accountant
Not applicable.
Item 16G. Corporate Governance
We are a “controlled company” within the meaning of the Nasdaq Listing Rules and, as a result, can rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.
We are a “controlled company” within the meaning of the Nasdaq Listing Rules. Under these rules, a listed company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and will be permitted to elect to not comply with certain corporate governance requirements, including the requirement that a majority of the board of directors consist of independent directors, the requirement that the nominating and corporate governance committee is composed entirely of independent directors, and the requirement that the compensation committee is composed entirely of independent directors. Currently, we do not utilize the exemptions available for controlled companies but rely on the exemption available for foreign private issuers to follow their home country governance practices instead. If we cease to be a foreign private issuer or if we cannot rely on the home country governance practice exemption for any reason, we may decide to invoke the exemptions available for a controlled company as long as we remain a controlled company. As a result, our shareholders will not have the same protection afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance requirements.
Corporate Governance Practices
The Company is a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act. As a foreign private issuer, the Company is permitted to comply with Australian corporate governance practices in lieu of the otherwise applicable Nasdaq Listing Rules, with limited exceptions, provided that the Company discloses the Nasdaq requirements it will not follow and the equivalent Australian requirements with which it will comply instead.
The Company relies on this “foreign private issuer exemption” with respect to the following requirements:
• Third Party Director and Nominee Compensation — Nasdaq Listing Rule 5250(b)(3) requires listed companies to disclose third party director and nominee compensation. As a foreign private issuer, however, the Company is permitted to, and follows home country practice in lieu of this requirement. Australian law and corporate governance practice do not require the Company to disclose third party director and nominee compensation.
• Distribution of Annual and Interim Reports — Nasdaq Listing Rule 5250(d) requires that annual and interim reports be distributed or made available to shareholders within a reasonable period of time following filing with the SEC. As a foreign private issuer, however, the Company is permitted to, and follows home country practice in lieu of this requirement. Australian law and corporate governance practice require the Company to prepare an annual audited consolidated annual report that includes its financial statements. That annual report must be lodged with ASIC within four months of the end of the financial year and presented to shareholders at an annual general meeting within five months of the end of the financial year. There is no requirement to distribute or make available an interim report.
• Compensation Committee Composition — Nasdaq Listing Rule 5605(d)(2) requires that a listed company’s compensation committee be comprised of at least two members, each of whom is an independent director as defined under such rule. As a foreign private issuer, however, the Company is permitted to, and follows home country practice in lieu of these requirements. Australian law and corporate governance practice do not require that the compensation committee be composed solely of independent directors.
• Director Nominations — Nasdaq Listing Rule 5605(e) requires that director nominees be selected or recommended for selection by the full board either by (A) independent directors constituting a majority of the board’s independent directors in a vote in which only independent directors participate, or (B) a nominations committee comprised solely of independent directors. As a foreign private issuer, however, the Company is permitted to, and follows home country practice in lieu of these requirements. Australian law and corporate governance practice do not require that only independent directors participate in director nominations.
• Proxy Solicitation — Nasdaq Listing Rule 5620(b) requires companies that are not a limited partnership to solicit proxies and provide proxy statements for all meetings of shareholders and to provide copies of such proxy solicitation material to Nasdaq. As a foreign private issuer, however, the Company is permitted to, and follows home country practice in lieu of these requirements. Australian law and corporate governance practice do not require companies to solicit proxies or deliver proxy statements in connection with a meeting of shareholders.
• Quorum — Nasdaq Listing Rule 5620(c) sets out a quorum requirement of 33-1/3% of the outstanding shares of common voting stock. As a foreign private issuer, however, the Company is permitted to, and follows home country practice in lieu of these requirements. In accordance with Australian law and corporate governance practice, the Constitution provides that a quorum requires at least one-third of the voting power of the shares entitled to vote at a general meeting, which may not be in full compliance with Nasdaq Listing Rule 5620(c).
• Shareholder Approval — Nasdaq Listing Rule 5635 requires companies to obtain shareholder approval before undertaking any of the following transactions:
• acquiring the stock or assets of another company, where such acquisition results in the issuance of 20% or more of the Company’s outstanding share capital or voting power;
• entering into any change of control transaction;
• establishing or materially amending any equity compensation arrangement; and
• entering into any transaction other than a public offering involving the sale, issuance or potential issuance by the company of shares (or securities convertible into or exercisable for shares) equal to 20% or more of the company’s outstanding share capital or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the stock.
As a foreign private issuer, however, the Company is permitted to, and follows home country practice in lieu of these requirements. In accordance with Australian law and corporate governance practice, shareholder approval is generally only necessary if a person, together with its associates, acquire a relevant interest in more than 20% of voting securities of the Company at a time when the Company has more than 50 members.
The Company otherwise intends to comply with the rules generally applicable to U.S. domestic companies listed on Nasdaq. The Company may, however, in the future decide to rely upon the “foreign private issuer exemption” for purposes of opting out of some or all of the other corporate governance rules.
Item 16H. Mine Safety Disclosure
Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.
Item 16J. Insider trading policies
Our Board has adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, officers, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, and applicable U.S. federal, state and foreign securities laws. A copy of the insider trading policy is filed herewith as Exhibit 11.2.

Item 16K. Cybersecurity
The Company prioritises the management of cybersecurity risk and the protection of information across our enterprise by embedding data protection and cybersecurity risk management in our operations.
As a foundation of this approach, we have implemented a layered governance structure to help assess, identify and manage cybersecurity risks. Our processes for assessing, identifying, and managing material risks from cybersecurity threats have been integrated into our overall risk management system and processes intended to protect the confidentiality, integrity, and availability of its critical systems and information. Our privacy and cybersecurity policies encompass incident response procedures, information security and vendor management. In order to help develop these policies and procedures, we monitor the privacy and cybersecurity laws, regulations and guidance applicable to us in the regions where we do business (as further described on page 54), as well as proposed privacy and cybersecurity laws, regulations, guidance and emerging risks.
The cybersecurity risk management measures set out the foundation of the process for assessing, identifying and managing material risks from cybersecurity threats and provide guidance for response plan when facing cybersecurity threats. The Company has not engaged assessors or other third parties in connection with such processes. With respect to third party service providers, we obligate our vendors to adhere to privacy and cybersecurity measures, and we perform risk assessments of vendors, including their ability to protect data from unauthorized access.
As described in Item 3.D - Risk Factors, our operations rely on the secure processing, storage and transmission of confidential and other information in our computer systems and networks. Computer viruses, hackers, employee or vendor misconduct, and other external hazards could expose our information systems and those of our vendors to security breaches, cybersecurity incidents or other disruptions, any of which could materially and adversely affect our business. There can be no assurance that the Company’s cybersecurity risk management measures and processes, including its policies, controls or procedures, will be fully implemented, complied with or effective in protecting the Company’s systems and information. The sophistication of cybersecurity threats, including through the use of artificial intelligence, continues to increase, and the controls and preventative actions we take to reduce the risk of cybersecurity incidents and protect our systems, including the regular testing of our cybersecurity incident response plan, may be insufficient. In addition, new technology that could result in greater operational efficiency such as our use of artificial intelligence may further expose our computer systems to the risk of cybersecurity incidents.
The Company has not identified risks from known cybersecurity threats, that have materially affected the Company, including its operations, business strategy, results of operations, or financial condition. The Company faces risks from cybersecurity threats that, if realized, are reasonably likely to materially affect it, including the Company’s operations, business strategy, results of operations, or financial condition. Many of the laws and regulations regarding cybersecurity, information security, privacy and data protection applicable to the Company are subject to change and uncertain interpretation, and any failure or perceived failure to comply with such laws and regulations could result in negative publicity, legal proceedings, suspension or disruption of operations, increased cost of operations, or otherwise harm the business of the Company.
Cybersecurity Governance
The Board has general oversight power over cybersecurity issues and has delegated daily supervision responsibility to the Company’s Finance department. The Audit Committee, comprised of independent directors from our Board, oversees the Board’s responsibilities relating to the operational (including information technology (IT) risks, business continuity and data security) risk affairs of the Company. The Finance department including IT Manager (23 years of experience), consisting of personnel with relevant expertise in cybersecurity management, overseas the implementation of the Company’s cybersecurity risk management measures and reports to the Board any material cybersecurity incidents. The

Finance department supervises efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal and external security personnel, threat intelligence and other information obtained from governmental, public or private sources, and alerts and reports produced by security tools deployed in the IT environment.
At the employee level, we maintain an experienced information technology team who are tasked with implementing our privacy and cybersecurity program and support the Finance department and IT Manager, in carrying out reporting, security and mitigation functions. We also hold employee trainings on privacy and cybersecurity, records and information management, conduct phishing tests and generally seek to promote awareness of cybersecurity risk through communication and education of our employee population.

PART III
Item 17. Financial Statements
We have provided consolidated financial statements pursuant to Item 18.

Item 18. Financial Statements
Separate financial statements of subsidiaries not consolidated and fifty percent or less owned persons.
Under Rule 3-09 of Regulation S-X, the Company is required to file separate unaudited financial statements of SiliconAurora Pty Ltd, for the year ended June 30, 2024 and audited financials for the years ended June 30, 2023 and 2022. We expect to file those financial statements by amendment to our Annual Report on Form 20-F/A on or before December 31, 2024.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Vast Renewables Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Vast Renewables Limited and its subsidiaries (the “Company”) as of June 30, 2024 and 2023, and the related consolidated statements of profit or loss and other comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended June 30, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2024 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Substantial Doubt about the Company's Ability to Continue as a Going Concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2b to the consolidated financial statements, the Company has incurred recurring losses from operations, incurred cash outflows from operating activities, has net liabilities at June 30, 2024, and is dependent on raising additional funding to pursue its growth strategy and meet the interest and principal payments on its outstanding debt obligations. The Company has stated that these events or conditions indicate that there is material uncertainty that may cast significant doubt (or raise substantial doubt as contemplated by PCAOB standards) on the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2b. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers

Melbourne, Australia
September 9, 2024

We have served as the Company’s auditor since 2022.

VAST RENEWABLES LIMITED
CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND
OTHER COMPREHENSIVE INCOME

		Year Ended
	Note	June 30, 2024	June 30, 2023	June 30, 2022

		(In thousands of US Dollars, except per share amounts)
Revenue:
Revenue from customers	3	$342	$268	$163
Grant revenue	4	—	651	1,754
Total revenue		342	919	1,917

Expenses:
Employee benefits expenses	5	5,274	2,984	2,756
Consultancy expenses	5	3,943	2,134	1,934
Administrative and other expenses	5	10,529	8,080	1,618
Share based listing expenses	25	106,055	—	—
Raw materials and consumables used	5	815	600	241
Depreciation expense		84	49	47
Finance costs, net		1,947	2,518	2,119
Share in loss of jointly controlled entities		206	254	10
(Gain)/loss on derivative financial instruments	22	164,935	(105)	3
Total expenses		293,787	16,514	8,728

Net loss before income tax		(293,445)	(15,595)	(6,811)
Income tax benefit	6	—	378	618
Net loss		(293,445)	(15,217)	(6,193)
Other comprehensive income that may be reclassified to profit or net loss in subsequent periods:
Gain on foreign currency translation	20	(402)	891	1,379
Total comprehensive loss for the year		$(293,848)	$(14,326)	$(4,814)

Loss per share:
Basic loss per share	7	$(17.50)	$(7.08)	$(2.88)
Diluted loss per share	7	$(17.50)	$(7.08)	$(2.88)
Weighted-average number of common shares outstanding (in thousands):
Basic		16,764	2,149	2,149
Diluted		16,764	2,149	2,149
The accompanying notes form part of the consolidated financial statements

VAST RENEWABLES LIMITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Note	June 30, 2024	June 30, 2023

		(In thousands of US Dollars)
Assets
Current assets:
Cash and cash equivalents		$11,081	$2,060
Trade and other receivables	9	839	314
R&D tax incentive receivable		—	638
Prepaid expenses	8	1,887	44
Total current assets		13,807	3,056
Non-current assets:
Investment in joint venture accounted for using the equity method	14	1,065	1,300
Loans and advances to related parties		456	225
Property, plant and equipment		62	30
Right-of-use-assets		379	45
Total non-current assets		1,963	1,600
Total assets		$15,770	$4,656

Liabilities
Current liabilities:
Borrowings and other financial liabilities	13	$—	$19,812
Derivative financial instruments	22	—	18
Trade and other payables	11	5,157	5,622
Contract liabilities		—	2
Lease liabilities		134	26
Warrants liability	12	3,670	—
Deferred consideration payable	14	959	955
Provisions		314	183
Total current liabilities		10,235	26,618
Non-current liabilities:
Lease liabilities		299	28
Borrowings and other financial liabilities	13	12,821	7,134
Provisions		156	117
Derivative financial instruments	22	561	174
Total non-current liabilities		13,836	7,453
Total liabilities		$24,071	$34,071

Equity:
Issued capital	19	$297,618	$2,354
Share-based payment reserve	20	24,294	4
Foreign currency translation reserve	20	2,883	3,285
Capital contribution reserve	20	—	4,591
Accumulated losses	21	(333,094)	(39,649)
Total deficit		$(8,300)	$(29,415)
Total liabilities and equity		$15,770	$4,656
The accompanying notes form part of the consolidated financial statements

VAST RENEWABLES LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

			Reserves
(In thousands of US Dollars)	Issued Capital	Share-based Payment Reserve	Capital Contribution	Foreign Currency Translation	Accumulated Losses	Total Equity/ (Deficit)
Notes	19	20	20	20	21
As of July 1, 2021	$2,354	$4	$1,755	$1,015	$(18,239)	$(13,111)
Loss for the year	—	—	—	—	(6,193)	(6,193)
Other comprehensive income	—	—	—	1,379	—	1,379
Modification of convertible notes, net of tax	—	—	1,697	—	—	1,697
As of June 30, 2022	$2,354	$4	$3,452	$2,394	$(24,432)	$(16,228)
Loss for the year	—	—	—	—	(15,217)	(15,217)
Other comprehensive income	—	—	—	891	—	891
Modification of convertible notes, net of tax	—	—	1,139	—	—	1,139
As of June 30, 2023	$2,354	$4	$4,591	$3,285	$(39,649)	$(29,415)
Loss for the year	—	—	—	—	(293,445)	(293,445)
Other comprehensive income	—	—	—	(402)	—	(402)
Share-based Compensation - earnout shares	—	24,290	—	—	—	24,290
Issuance of shares to employees	638	—	—	—	—	638
Conversion of debt to equity	208,800	—	(4,591)	—	—	204,209
Shares issued to acquire NETC	67,799	—	—	—	—	67,799
PIPE funding	17,506	—	—	—	—	17,506
Shares issued as settlement of transaction expenses	2,057	—	—	—	—	2,057
Transaction cost accounted for as a deduction from equity	(1,536)	—	—	—	—	(1,536)
As of June 30, 2024	$297,618	$24,294	$—	$2,883	$(333,094)	$(8,300)
The accompanying notes form part of the consolidated financial statements

VAST RENEWABLES LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended June 30,
	2024	2023	2022

	(In thousands of US Dollars)
Cash from operating activities:
Net loss	$(293,445)	$(15,217)	$(6,193)
Adjustments to net loss:
Share in loss of jointly controlled entities	206	254	10
Shares based listing expenses	106,055	—	—
Share based payment expense	1,694	—	—
Depreciation and amortization expense	84	49	47
Non-cash finance costs recognised in profit or loss	2,046	2,518	2,118
Unrealised (gain)/loss on derivative financial instruments	164,935	(105)	3
Deferred income tax expense/(benefit)	—	(378)	(618)
Changes in operating assets and liabilities:
Decrease/(Increase) in trade and other receivable	(525)	(233)	68
(Increase)/decrease in prepayments	(1,843)	(13)	(28)
(Increase)/decrease in tax incentive receivable	638	76	35
Increase/(decrease) in trade and other payables	(19,126)	4,079	1,149
Deferred income	—	—	(1,037)
Increase/(decrease) in contract liabilities	2	(102)	104
Increase in provisions	170	66	17
Foreign exchange differences	(1,200)	(45)	215
Net cash (used) in operating activities	$(40,309)	$(9,051)	$(4,110)
Cash flows from investing activities:
Acquisition of interest in joint venture	—	—	(67)
Interest received	98	9	1
Loans and advances paid to related parties	(227)	(144)	(43)
Purchases of property, plant and equipment	(115)	(33)	(15)
Net cash used in investing activities	$(244)	$(168)	$(124)
Cash flows from financing activities:
Payment of deferred consideration	—	(607)	—
Proceeds from borrowings and other financial liabilities	40,285	11,515	1,838
Proceeds from Capital Reorganisation	9,203	—	—
Increase/(decrease) in lease liabilities	45	(37)	(45)
Net cash generated by financing activities	$49,533	$10,871	$1,793

Net increase/(decrease) in cash and cash equivalents	8,979	1,652	(2,441)
Effect of exchange rate changes on cash	42	(15)	(234)
Cash and cash equivalents at the beginning of the year	2,060	423	3,098
Cash and cash equivalents at the end of the year	$11,081	$2,060	$423
See Note 27 – Cash Flow Information for non-cash financing and investing activities.
The accompanying notes form part of the consolidated financial statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(1) General information
The consolidated financial statements are comprised of Vast Renewables Limited (formerly Vast Solar Pty Ltd) and the entities it controls. Unless the context requires otherwise, references in this report to “we,” “us,” “our,” “the Company,” or “Vast” mean Vast Renewables Limited and the entities it controls.
Vast is an Australian public company limited by shares. We are a leading renewable energy company that has developed concentrated solar power (CSP) systems to generate, store and dispatch carbon free, utility-scale electricity and industrial heat, and to enable the production of green fuels. Our unique approach to CSP utilizes a proprietary, modular sodium loop to efficiently capture and convert solar heat into these end products. Our vision is to provide continuous carbon-free energy globally by deploying our CSP technology and complementary technologies (e.g., intermittent solar PV and wind) to deliver renewable and dispatchable electricity, heat and storage on a continuous basis. We believe our CSP technology is capable of providing competitive, dispatchable and carbon-free power for on- and off-grid power generation applications, energy storage, process heat, and has the potential to unlock green fuels production.
Vast’s registered office and principal place of business is as follows:
Suite 7.02, 124 Walker Street
North Sydney
NSW 2060
The consummation of the Capital Reorganisation with Nabors Energy Transition Corp. (“NETC”) on December 18, 2023 (the “Closing Date”) as provided in Note 25 – Capital reorganization (the “SPAC Merger”), is accounted for as a capital reorganization. The Capital Reorganisation, which is not within the scope of IFRS 3 as NETC does not meet the definition of a business in accordance with IFRS 3, is accounted for within the scope of IFRS 2. As such, the Capital Reorganisation was achieved with the Company issuing ordinary shares ("Ordinary Shares") to NETC shareholders in exchange for the net liabilities of NETC ($11.2 million) as of the Closing Date, accompanied by a share recapitalization. The net liabilities of NETC are stated at historical cost, with no goodwill or other intangible assets recorded. Any excess of the fair value of the Company’s Ordinary Shares issued considering a fair value of the Ordinary Shares of $11.99 per share (price of Ordinary Shares at the Closing Date) over the fair value of NETC’s identifiable net liabilities acquired represents compensation for the service of a share exchange listing for its shares and is expensed as incurred (“share based listing expense”) and further details of share based listing expense is provided in Note 25 – Capital reorganization (the “SPAC Merger”).
As a result of the Capital Reorganisation, NETC became a wholly-owned direct subsidiary of the Company. On December 19, 2023, the Ordinary Shares and public warrants to purchase Ordinary Shares (the "Public Warrants") commenced trading on the Nasdaq Stock Market, or “Nasdaq,” under the symbols “VSTE” and “VSTEW,” respectively.
Director and officers of the company
The following table provides information relating to our directors and executive officers as of the date of approving these financial statements.

Name	Age	Position
Craig Wood	47	Chief Executive Officer and Director
Marshall (Mark) D. Smith	64	Chief Financial Officer
Kurt Drewes	50	Chief Technology Officer
Alec Waugh	58	General Counsel
Sue Opie	57	Chief People Officer
Peter Botten	68	Chair
Colleen Calhoun	57	Director
Thomas Quinn	62	Director
William Restrepo	64	Director
Colin Richardson	63	Director
John Yearwood	64	Director

(2) Summary of Significant Accounting Policies
a)Basis of preparation
Compliance with IFRS
The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) .
The Financial Statements were authorized for issue on September 9, 2024 by the directors of the Company.
Functional and presentation currency
The functional currency of Vast is Australian dollars (“AUD”) being the primary economic environment in which it operates.
The presentation currency of Vast is United States (“US” or “$”) dollars.
In accordance with IAS 21 The effects of change in foreign exchange rates, the financial statements for all years and periods presented have been translated into the presentation currency using the procedures outlined below:
•The consolidated statements of profit or loss and comprehensive income and statement of cash flows for each year have been translated into US dollars using average foreign currency rates prevailing for the relevant period.
•All assets and liabilities in the consolidated statements of financial position have been translated into US dollars at the exchange rate prevailing at each relevant reporting date.
•The equity section of the consolidated statements of financial position has been translated into US dollars using historical rates i.e. translated using the rates of exchange in effect as of the dates of the various capital transactions.
•All resulting exchange differences arising from the translation are included in other comprehensive income.
•Loss per share has also been restated to US dollars to reflect the presentation currency.
The year-end exchange rate used was A$/US$ 1:0.6620,1:0.6630 and 1:0.6889 as of June 30, 2024, June 30, 2023, and June 30, 2022 respectively.

Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in profit or loss.
Foreign currency translation reserve
Exchange differences arising on performing the above translation procedures are recognised in other comprehensive income and accumulated in a separate reserve within equity referred as foreign currency translation reserve. Differences arising on settlement or translation of monetary items are recognised in profit or loss.
Historical cost convention
The consolidated financial statements have been prepared on the basis of historical cost, as explained in the accounting policies below. Historical cost is generally based on the fair values of the consideration given in exchange for goods and services.
b)Going concern
The Company incurred a net loss of $293.4 million and $15.2 million for the years ended June 30, 2024 and 2023, respectively and used net cash in operating activities of $40.3 million and $9.1 million for the years ended June 30, 2024 and 2023, respectively. As of June 30, 2024, the Company had net current assets of $3.6 million and net liabilities of $8.3 million. As of June 30, 2024, promissory notes totalling $5.4 million held by EDF were outstanding and included in the Company’s liabilities.
On January 12, 2024, the Company issued an additional 681,620 Ordinary Shares to Nabors Lux 2 S.a.r.l ("Nabors Lux") for a consideration of $7.0 million pursuant to the Nabors Backstop Agreement, as contemplated in the Business Combination Agreement, dated February 14, 2023 (as amended, the "BCA").These shares have been included in the Company’s liabilities as of June 30, 2024, as certain rights are provided to Nabors Lux if, prior to September 18, 2024, certain investors invest in equity or debt interests of the Company on terms that are more favorable to such investor from a financial perspective than the terms applicable to Nabors Lux under the Nabors Backstop Agreement.
In addition, in connection with the Capital Reorganisation, Nabors Lux granted the Company a term loan in the form of a backstop loan agreement (the "Backstop Loan Agreement") in an amount of up to $5.0 million which the Company expects to draw upon within the next 12 months.
The Company is forecasting that it will continue to incur significant operating cash outflows to fund the contracting, construction and commissioning of its current projects and to meet all of its obligations, including interest and principal payments on the outstanding debt. In particular, the development and delivery of projects “VS1” (a 30 MW / 288 MWh reference CSP plant located in Port Augusta, South Australia) and “SM1” (a 20 ton per day solar methanol demonstration facility that will be co-located with and partially powered by VS1) will require substantial funding. These projects are expected to rely on outside sources of financing. The Australian Renewable Energy Agency ("ARENA") has announced funding of up to AUD 65 million on February 13, 2023 for VS1. On January 27, 2023, ARENA also announced that the Company will receive up to AUD 19.5 million from ARENA and the Company’s consortium partner, Mabanaft will receive up to EUR 12.4 million from Projektträger Jülich on behalf of the German government for SM1, in each case as part of the HyGATE Program. The funding awards for VS1 and SM1 are each subject to multiple conditions precedent, including but not limited to the ability to provide sufficient equity to meet the balance of funding requirements for the projects, the projects achieving financial close prior to specified dates and securing relevant permitting and approvals such as a grid connection. In addition, the Australian Federal government has announced financial support for the development of VS1 of up to AUD 110 million, the terms and conditions of which (including, inter alia, achievement of financial close of VS1 by a specified date) are to be negotiated with the Department of Climate Change, Energy, the Environment and Water and approved by the Australian Federal Government.
The Company intends to raise additional funding through an external capital raise commencing in the financial year ending June 30, 2025. The Company’s ability to pursue its growth strategy and to continue as a going concern is principally dependent on the ability of the Company to meet its cash flow forecasts and to raise additional funding as and when necessary.

As a result of the above, there is material uncertainty related to events or conditions that may cast significant doubt (or raise substantial doubt as contemplated by PCAOB standards) on Vast’s ability to continue as a going concern, and therefore, that the Company may be unable to realise its assets and discharge its liabilities in the normal course of business. However, the directors believe that the Company will be successful in the above matters and, accordingly, have prepared the financial statements on a going concern basis.The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
c)Revenue recognition
Revenue is recognised at an amount that reflects the consideration to which the Company is expected to be entitled in exchange for transferring goods to a customer. For each contract with a customer, the Company:
•identifies the contract with a customer;
•identifies the performance obligations in the contract;
•determines the transaction price;
•allocates the transaction price to the separate performance obligations on the basis of the relative stand-alone selling price of each distinct good to be delivered;
•and recognises revenue when or as each performance obligation is satisfied in a manner that depicts the transfer to the customer of the goods promised.
Variable consideration within the transaction price, if any, reflects concessions provided to the customer such as discounts, rebates and refunds, any potential bonuses receivable from the customer and any other contingent events. Such estimates are determined using either the ‘expected value’ or ‘most likely amount’ method. The measurement of variable consideration is subject to a constraining principle whereby revenue will only be recognised to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognised will not occur. The measurement constraint continues until the uncertainty associated with the variable consideration is subsequently resolved. Amounts received that are subject to the constraining principle are initially recognised as deferred revenue in the form of a separate refund liability.
Please refer to Note 3 – Revenue from Customers for further information on the accounting of the Company’s revenue from contract with customers.
All revenue is stated net of the amount of goods and services tax (GST).
d)Government grants
Vast recognises grant income from the contributions received from the government which is measured at the fair value of the consideration received or receivable.
Government grants are not recognised until there is reasonable assurance that Vast will comply with the conditions attaching to them and that the grants will be received.
Government grants related to income are presented on a gross basis and are recognised in profit or loss on a systematic basis over the periods in which Vast recognises as expenses the related costs which the grants are intended to compensate.
Investment allowances and similar tax incentives
Vast is entitled to qualifying expenditure under the Research and Development Tax Incentive regime in the form of future tax offsets or income. Vast carries forward such allowances as tax credits or income for the period in which the related research and development (R&D) expenses are in accordance with IAS 12 or IAS 20 respectively.

For the twelve months ended June 30, 2023 the Company received a cash refund in respect of its eligible R&D expenditure and accounted for the grant in accordance with IAS 20. Due to the fact that the Company no longer meets the aggregated turnover thresholds as defined by the Australian Taxation Office, the Company is entitled to non-refundable future tax offsets for qualifying R&D expenditure, and accounted for them in accordance with IAS 12 for the twelve months ended June 30, 2024.

Specifically, government grants whose primary condition is that Vast should purchase, construct, or otherwise acquire non-current assets (including property, plant and equipment) are recognised as deferred income in the consolidated statements of financial position and transferred to profit or loss on a systematic and rational basis over the useful lives of the related assets
Please refer to Note 4 – Grant Revenue for further information accounting for government grants.
e)Finance income
Finance income from a financial asset is recognised when it is probable that the economic benefits will flow to Vast and the amount of revenue can be measured reliably. Finance income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset’s net carrying amount on initial recognition.
f)Segment reporting
The Company operates as one operating segment. The Board, who are the chief operating decision maker (CODM), reviews the financial information on a consolidated basis for the purpose of allocating resources and assessing performance.
g)Employee benefits
(i)Short term obligations
Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulating sick leave that are expected to be settled wholly within 12 months after the end of the period in which the employees render the related service are recognised in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled. The liabilities are presented as current employee benefit obligations in the consolidated statements of financial position.
(ii)Other long term employee benefit obligations
Vast also has liabilities for long service leave and annual leave that are not expected to be settled wholly within 12 months after the end of the period in which the employees render the related service. These obligations are therefore measured as the present value of expected future payments to be made in respect of services provided by employees up to the end of the reporting period.
The obligation is presented as non-current liabilities under provisions for employee benefits in the consolidated statements of financial position.
(iii)Share-based payment arrangement
The grant-date fair value of equity-settled share-based payment arrangements granted to employees with non-vesting conditions is recognised as an expense, with a corresponding increase in equity, over the vesting period of the awards. The Management Equity Plan shares did not have any vesting conditions, the excess of the grant date fair value of the shares and the amount paid by the employees was therefore recognised as share-based payment expense in full at the time of the grant of the shares.
h)Taxation
Current tax
The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit before tax as reported in the consolidated statements of profit or loss and other comprehensive income because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. Vast’s current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period. These are recognised in profit or loss, except when it relates to items that are recognised in other comprehensive income or directly in equity, in which case the current tax is also recognised in other comprehensive income or directly in equity, respectively.

Where current tax arises from the initial accounting for a Capital Reorganization, the tax effect is included in the accounting for the Capital Reorganization.
Deferred Income tax
Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognised if they arise from the initial recognition of goodwill. Deferred income tax is also not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a Capital Reorganization that, at the time of the transaction, affects neither accounting nor taxable profit or loss and does not give rise to equal taxable and deductible temporary differences. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realised, or the deferred income tax liability is settled.
Deferred tax assets are recognised only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.
Deferred tax assets and liabilities are offset where there is a legally enforceable right to offset current tax assets and liabilities and where the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.
Current and deferred tax is recognised in profit or loss, except to the extent that it relates to items recognised in other comprehensive income or directly in equity. In this case, the tax is also recognised in other comprehensive income or directly in equity, respectively.
i)Cash and cash equivalents
Cash and cash equivalents include cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less which are convertible to a known amount of cash and subject to an insignificant risk of change in value, and bank overdrafts.
j)Property, plant and equipment
Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses.
Depreciation is recognised so as to write off the cost or valuation of assets less their residual values over their useful lives, using the straight-line method. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.
Depreciation rates and methods shall be reviewed at least annually and, where changed, shall be accounted for as a change in accounting estimate. Where depreciation rates or methods are changed, the net written down value of the asset is depreciated from the date of the change in accordance with the new depreciation rate or method. Depreciation recognised in prior financial years shall not be changed, that is, the change in depreciation rate or method shall be accounted for on a ‘prospective ‘basis.
The depreciation rates used for each class of depreciable assets are:

Class of Property, plant and equipment	Depreciation rate
Office equipment	10 – 50%
An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in profit or loss.

Impairment of assets
At the end of each reporting period, Vast reviews the carrying amounts of its tangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). When it is not possible to estimate the recoverable amount of an individual asset, Vast estimates the recoverable amount of the cash-generating unit to which the asset belongs. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.
Recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.
If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.
When an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognised immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.
k)Provisions
Provisions are recognised when Vast has a present obligation (legal or constructive) as a result of a past event, it is probable that Vast will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.
The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows (where the effect of the time value of money is material).
When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognised as an asset if it is virtually certain that reimbursement will be received, and the amount of the receivable can be measured reliably.
l)Financial instruments
Financial assets and financial liabilities are recognised when Vast becomes a party to the contractual provisions of the instrument.
Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition.
For assets and liabilities that are recognised at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorisation (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognised immediately in profit or loss.
All regular way purchases or sales of financial assets are recognised and derecognised on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

All recognised financial assets are measured subsequently in their entirety at amortised cost.
Classification of financial assets
Debt instruments that meet the following conditions are measured subsequently at amortised cost:
•the financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and
•the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.
Vast’s financial assets at amortised cost includes trade receivables.
Amortised cost and effective interest method
The amortised cost of a financial asset is the amount at which the financial asset is measured at initial recognition minus the principal repayments, adjusted for any loss allowance. The gross carrying amount of a financial asset is the amortised cost of a financial asset before adjusting for any loss allowance.
Impairment of financial assets
Vast always recognises lifetime expected credit losses (ECL) for trade receivables. The expected credit losses on these financial assets are estimated using a provision matrix based on Vast’s historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current as well as the forecast direction of conditions at the reporting date, including time value of money where appropriate.
Derecognition of financial assets
Vast derecognises a financial asset when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another party. On derecognition of a financial asset in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognised in other comprehensive income and accumulated in equity is recognised in profit or loss.
Financial liabilities and equities
Classification as debt or equity
Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.
Equity instruments
An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the entity are recognised at the proceeds received, net of direct issue costs.
Derivative financial instruments
Derivatives are recognised initially at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. The resulting gain or loss is recognised in profit or loss immediately.
Embedded derivatives
An embedded derivative is a component of a hybrid contract that also includes a non-derivative host — with the effect that some of the cash flows of the combined instrument vary in a way similar to a stand-alone derivative.
Derivatives embedded in hybrid contracts with hosts that are not financial assets within the scope of IFRS 9 (e.g. financial liabilities) are treated as separate derivatives when they meet the definition of a derivative, their risks and characteristics are not closely related to those of the host contracts and the host contracts are not measured at fair value through profit or loss (FVTPL). Further, such derivatives are initially recognised at fair value and the residual amount is the initial carrying value of the host contract liability.
An embedded derivative is presented as a non-current asset or non-current liability if the remaining maturity of the hybrid instrument to which the embedded derivative relates is more than 12 months and is not expected to be realised or settled within 12 months.
Other financial liabilities
Other financial liabilities, including borrowings and trade and other payables, are initially measured at fair value, net of transaction costs. Trade and other payables are recognised and are accrued at year end. Other financial liabilities such as interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method, with interest expense recognised on an effective yield basis.
The effective interest method is a method of calculating the amortised cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.
Modification of financial liabilities:
When the contractual terms of a financial liability are substantially modified, it is accounted for as an extinguishment of the original debt instrument and the recognition of a new financial liability. Quantitatively, a modification to the terms of a financial liability is substantial if the net present value of the cash flows under the modified terms, including any fees paid net of any fees received, is at least 10 percent different from the net present value of the remaining cash flows of the liability prior to the modification, both discounted at the original effective interest rate.
The new debt instrument is recorded at fair value and any difference from the carrying amount of the extinguished liability, including any non-cash consideration transferred, is recorded in profit or loss.
If a modification to the terms of a financial liability is not substantial, then the amortised cost of the liability is recalculated as the present value of the estimated future contractual cash flows, discounted at the original effective interest rate. The resulting gains or losses are recognised in profit or loss. Any costs or fees incurred adjust the carrying amount of the modified financial liability and are amortised over its term.
Where the counterparty is a shareholder and changes to terms and conditions were not made to reflect changes in market conditions, the resulting gain or loss from the modification or extinguishment is recognised as a contribution from/distribution to shareholders directly in equity.
Derecognition of financial liabilities
Vast derecognises financial liabilities when, and only when, Vast’s obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognised and the consideration paid and payable is recognised in the consolidated statements of profit or loss and other comprehensive income.
Offsetting of financial instruments
Financial assets and financial liabilities are offset, and the net amount is reported in the consolidated statements of financial position if there is a currently enforceable legal right to offset the recognised amounts and there is an intention to settle on a net basis, to realise the assets and settle the liabilities simultaneously.
m)Goods and Services Tax
Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the taxation authority, it is recognised as part of the cost of acquisition of an asset or as part of an item of expense.
The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables. This is calculated on a cash-settled basis and then accrued for a year end.

Cash flows are included in the cash flow statement on a gross basis. The GST component of cash flows arising from investing and financing activities which is recoverable from, or payable to, the taxation authority is classified within operating cash flows.
n)Leases
Vast as lessee
Vast assesses whether a contract is or contains a lease, at inception of the contract. Vast recognises a right-of-use asset and a corresponding lease liability with respect to all lease arrangements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets (such as tablets and personal computers, small items of office furniture and telephones). For these leases, Vast recognises the lease payments as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease, if this rate cannot be readily determined, the lessee uses its incremental borrowing rate.
Lease payments included in the measurement of the lease liability comprise:
•fixed lease payments (including in substance fixed payments), less any lease incentives receivable;
•variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date;
•the amount expected to be payable by the lessee under residual value guarantees;
•the exercise price of purchase options, if the lessee is reasonably certain to exercise the options; and
•payments of penalties for terminating the lease, if the lease term reflects the exercise of an option to terminate the lease
The lease liability is presented as a separate line in the consolidated statements of financial position. The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made.
Vast remeasures the lease liability (and makes a corresponding adjustment to the related right-of-use asset) whenever:
•the lease term has changed or there is a significant event or change in circumstances resulting in a change in the assessment of exercise of a purchase option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate;
•the lease payments change due to changes in an index or rate or a change in expected payment under a guaranteed residual value, in which cases the lease liability is remeasured by discounting the revised lease payments using an unchanged discount rate (unless the lease payments change is due to a change in a floating interest rate, in which case a revised discount rate is used)
•a lease contract is modified, and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured based on the lease term of the modified lease by discounting the revised lease payments using a revised discount rate at the effective date of the modification.
Right-of-use assets are depreciated over the shorter period of lease term and useful life of the underlying asset. If a lease transfers ownership of the underlying asset or the cost of the right-of-use asset reflects that Vast expects to exercise a purchase option, the related right-of-use asset is depreciated over the useful life of the underlying asset. The depreciation starts at the commencement date of the lease. The right-of-use assets are presented as a separate line in the consolidated statements of financial position.

o)Application of new and revised Accounting Standards
(i)New standards and amendments — applicable July 1, 2023
In the current year, Vast has applied a number of amendments to Accounting Standards and Interpretations issued by the International Financial Reporting Standards (IFRS) that are effective for an annual period that begins on or after July 1, 2023. Unless otherwise stated below, their adoption has not had any material impact on the disclosures or on the amounts reported in these financial statements.

Title	Key requirements	Effective date for reporting periods beginning after
IFRS 17, 'Insurance contracts' as amended in December 2021
IFRS 17 Insurance Contracts is a comprehensive new accounting standard for insurance contracts covering recognition and measurement, presentation and disclosure. IFRS 17 replaces IFRS 4 Insurance Contracts; IFRS
17 applies to all types of insurance contracts (i.e., life, non-life, direct insurance and re-insurance), regardless of the type of entity that issues them, as well as certain guarantees and financial instruments with discretionary participation features.

The overall objective of IFRS 17 is to provide a comprehensive accounting model for insurance contracts that is more useful and consistent for insurers,covering all relevant accounting aspects. IFRS 17 is based on a general model, supplemented by:
• A specific adaptation for contracts with direct participation features (the variable fee approach)
• A simplified approach (the premium allocation approach) mainly for short-duration contracts

The new standard had no impact on Vast’s consolidated financial statements.
January 1, 2023
(ii)Forthcoming requirements
The following standards and interpretations apply for the first time to financial reporting periods commencing on or after December 31, 2023. The Company does not plan to adopt these standards early. Application is not expected to result in material changes to Vast’s future financial reports, however the quantitative effects of adopting these standards has not yet been determined.

Title	Key requirements	Effective date
Lack of exchangeability – Amendments to IAS 21
The amendment to IAS 21 specifies how an entity should assess whether a currency is exchangeable and how it should
determine a spot exchange rate when exchangeability is
lacking.
A currency is considered to be exchangeable into another
currency when an entity is able to obtain the other currency within a time frame that allows for a normal administrative
delay and through a market or exchange mechanism in which
an exchange transaction would create enforceable rights and
obligations.
If a currency is not exchangeable into another currency, an
entity is required to estimate the spot exchange rate at the measurement date. An entity’s objective in estimating the
spot exchange rate is to reflect the rate at which an orderly exchange transaction would take place at the measurement
date between market participants under prevailing economic
conditions. The amendments note that an entity can use an
observable exchange rate without adjustment or another
estimation technique.
January 1, 2025

Disclosures: Supplier Finance Arrangements - Amendments to IAS 7 and IFRS 7
The amendments specify disclosure requirements to enhance
the current requirements, which are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk.

The amendments require an entity to provide information
about the impact of supplier finance arrangements on liabilities and cash flows, including terms and conditions of those
arrangements, quantitative information on liabilities related to those arrangements as at the beginning and end of the
reporting period and the type and effect of non-cash changes in the carrying amounts of those arrangements. The information
on those arrangements is required to be aggregated unless
the individual arrangements have dissimilar or unique terms
and conditions. In the context of quantitative liquidity risk disclosures required by IFRS 7, supplier finance arrangements are included as an example of other factors that might be
relevant to disclose.
The adoption of this amendment is expected to have no effect for Vast.
January 1, 2024

Lease Liability in a Sale and Leaseback – (Amendments to IFRS 16)
The amendment clarifies how a seller-lessee subsequently measures sale and leaseback transactions that satisfy the requirements in IFRS 15 to be accounted for as a sale.
The adoption of this amendment is expected to have no effect for Vast..
January 1, 2024

Title	Key requirements	Effective date
Classification of Liabilities as Current or Non-current – Amendments to IAS 1
The amendment of of IAS 1 specify the requirements for classifying liabilities as current or non-current. The amendments clarify:
• What is meant by a right to defer settlement
• That a right to defer must exist at the end of the reporting period
• That classification is unaffected by the likelihood that an entity will exercise its deferral right
• That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification
In addition, a requirement has been introduced whereby an entity must disclose when a liability arising from a loan agreement is classified as non-current and the entity’s right to defer settlement is contingent on compliance with future covenants within twelve months.

The adoption of this amendment is expected to have no effect for Vast..
January 1, 2024

Non-current Liabilities with Covenants – (Amendments to IAS 1)
The amendment clarifies how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability.
The adoption of this amendment is expected to have no effect for Vast.
January 1, 2024

International Tax Reform—Pillar Two Model Rules – Amendments to IAS 12
The amendments to IAS 12 have been introduced in response to the OECD’s BEPS Pillar Two rules and include:
• A mandatory temporary exception to the recognition and disclosure of deferred taxes arising from the jurisdictional implementation of the Pillar Two model rules; and
• Disclosure requirements for affected entities to help users of the financial statements better understand an entity’s exposure to Pillar Two income taxes arising from that legislation, particularly before its effective date.
Vast was not impacted by the Pillar Two rules given the consolidated revenue threshold was not met and therefore no specific disclosures have been included in these financial statements.
January 1, 2023

Title	Key requirements	Effective date

Sale or contribution of assets between an investor and its associate or joint venture – Amendments to IFRS 10 and IAS 28
The IASB has made limited scope amendments to IFRS 10 Consolidated financial statements and IAS 28 Investments in associates and joint ventures.
The amendments clarify the accounting treatment for sales or contribution of assets between an investor and its associates or joint ventures. They confirm that the accounting treatment depends on whether the non-monetary assets sold or contributed to an associate or joint venture constitute a ‘business’ (as defined in IFRS 3 Business Combinations).
Where the non-monetary assets constitute a business, the investor will recognise the full gain or loss on the sale or contribution of assets. If the assets do not meet the definition of a business, the gain or loss is recognised by the investor only to the extent of the other investor’s interests in the associate or joint venture. The amendments apply prospectively.
n/a**
______________________________________________________________
**In December 2015 the IASB decided to defer the application date of this amendment until such time as the IASB has finalised its research project on the equity method.
p)Critical accounting judgments and key sources of estimation uncertainty and errors
In the application of Vast’s accounting policies, which are described above, the directors of Vast are required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.
Key sources of estimation uncertainty
Effective interest rate on convertible notes
Effective interest rate is the rate that discounts estimated future cash payments through the expected life of the financial liability to the amortised cost of a financial liability. In calculating interest expense, the effective interest rate is applied by Vast to the amortised cost of the liability.
Useful lives and impairment of property, plant and equipment
As described at (j) above, Vast reviews the estimated useful lives of property, plant and equipment at the end of each reporting period and the carrying amounts to determine whether there is any indication an impairment loss is required.
Deferred consideration
The deferred consideration is dependent on a particular joint venture achieving agreed project milestones. In the case of the joint venture of SiliconAurora Pty Limited (“SiliconAurora”) various project milestones are expected to be met and as such Vast expects that payment will be required before the end of June 30, 2025. The fair value of the deferred consideration was calculated using an annual discount rate of 6.19%. Refer to Note 14 – Interest in other entities for further details.

Employee entitlements
Vast’s employee entitlements are calculated based on estimates in future increases in wages and salaries, future on cost rates, and experience of employee departures and period of service. Vast reviews these estimates in each reporting period.
Recovery of deferred tax assets
Deferred tax assets are recognised for deductible temporary differences only if Vast considers it is probable that future taxable amounts will be available to utilise those temporary differences and losses.
Incremental borrowing rate
Where the interest rate implicit in a lease cannot be readily determined, an incremental borrowing rate is estimated to discount future lease payments to measure the present value of the lease liability at the lease commencement date. Such a rate is based on what Vast’s estimates it would have to pay a third party to borrow the funds necessary to obtain an asset of a similar value to the right-of-use asset, with similar terms, security and economic environment.
Lease term
The lease term is a significant component in the measurement of both the right-of-use asset and lease liability. Judgement is exercised in determining whether there is reasonable certainty that an option to extend the lease or purchase the underlying asset will be exercised, or an option to terminate the lease will not be exercised, when ascertaining the periods to be included in the lease term. In determining the lease term, all facts and circumstances that create an economical incentive to exercise an extension option, or not to exercise a termination option, are considered at the lease commencement date. Factors considered may include the importance of the asset to Vast’s operations; comparison of terms and conditions to prevailing market rates; incurrence of significant penalties; existence of significant leasehold improvements; and the costs and disruption to replace the asset. Vast reassesses whether it is reasonably certain to exercise an extension option, or not exercise a termination option, if there is a significant event or significant change in circumstances.
q)Principles of consolidation
The consolidated financial statements incorporate the financial statements of Vast and entities controlled by the Company (i.e. its subsidiaries) up to the reporting date.
Control is achieved when the Company:
•Has the power over the investee
•Is exposed, or has rights, to variable returns from its involvements with the investee
•Has the ability to use its power to affects its returns
The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.
When Vast has less than a majority of the voting rights of an investee, it considers that it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. Vast considers all relevant facts and circumstances in assessing whether or not Vast’s voting rights in an investee are sufficient to give it power, including:
•The size of Vast’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders
•Potential voting rights held by Vast, other vote holders or other parties
•Rights arising from other contractual arrangements
•Any additional facts and circumstances that indicate that Vast has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

(i)Subsidiaries
Subsidiaries are all entities (including structured entities) over which Vast has control as outlined above. Subsidiaries are fully consolidated from the date on which control is transferred to Vast. They are deconsolidated from the date that control ceases.
Inter-company transactions, balances and unrealised gains on transactions between companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by Vast.
(ii)Joint arrangements
Under IFRS 11 Joint Arrangements, investments in joint arrangements are classified as either joint operations or joint ventures. The classification depends on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement.
The Company signed a Joint Development Agreement (JDA), on June 13, 2024, with global energy company Mabanaft to advance Solar Methanol 1 (SM1), a CSP-powered green methanol reference plant. The JDA sets out how the project will be developed and further underlines Vast and Mabanaft's contribution to the energy transition by combining technological, business development and commercial expertise. This comes after Vast and Mabanaft signed funding agreements for SM1 for up to AUD $40 million in February 2024. This agreement had no impact on the annual report for the year ended June 30, 2024,
On December 8, 2023, the Company entered into a joint development agreement with EDF, which has been considered as joint operations. It recognises its direct right to the assets, liabilities, revenues and expenses of joint operations and its share of any jointly held or incurred assets, liabilities, revenues and expenses. These have been incorporated in the financial statements under the appropriate headings. Details of the joint operation are set out in Note 14 – Interest in other entities.
Further, in June 2022, Vast entered into a joint venture to enable development of a battery energy storage system (BESS) and CSP projects to generate clean, low-cost energy sources. The Aurora Energy Project is commissioned by SiliconAurora having their principal place of business in Melrose Park, South Australia. The project is co-developed by Vast Solar Aurora Pty Ltd (VSA) and 1414 Degrees Limited (14D) via SiliconAurora Pty Ltd. VSA is a wholly owned subsidiary of the Company. VSA acquired 50% of the shares in SiliconAurora from 14D, and the Company is the guarantor for VSA. Details of the joint venture are set out in Note 14 – Interest in other entities.
r)Contributed equity
Ordinary shares with voting rights are classified as issued capital within equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.
Dividends
Provision is made for the amount of any dividend declared, being appropriately authorised and no longer at the discretion of the entity, on or before the end of the reporting period but not distributed at the end of the reporting period.

s)Earnings/Loss per share
(i)Basic earnings/loss per share
Basic earnings per share is calculated by dividing
•the profit/loss attributable to owners of Vast, excluding any costs of servicing equity other than ordinary shares;
•by the weighted average number of ordinary shares outstanding during the financial year

(ii)Diluted earnings/loss per share
Diluted earnings per share adjusts the amounts used in the determination of basic earnings per share to take into account the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares, such as convertible notes.
(3) Revenue from Customers

	Year ended June 30,
	2024	2023	2022

	(In thousands of US Dollars)
Consulting fees	$336	$170	$140
Margin fees	6	98	23
	$342	$268	$163
Consulting fees
Revenue from consulting fees in relate to the design, engineering and project management services for a solar facility owned by Commonwealth Scientific and Industrial Research Organisation (CSIRO), and is recognised based on the actual services provided to them at the end of the reporting period as a proportion of the total services to be provided. Revenue is recognised over time as the customer receives and uses the benefits from consulting services simultaneously. This is determined based on the actual labour hours spent relative to the total expected labour hours for each project or contract.
Estimates of revenues, costs or extent of progress toward completion are revised if circumstances change. Any resulting increases or decreases in estimated revenue or costs are reflected in profit or loss in the period in which the circumstances that give rise to the change become known by management.
In the case of fixed-price contracts, the customer pays the fixed amount based on a payment schedule. If the services rendered by Vast exceed the payment, a contract asset is recognised. If the payments exceed the services rendered, a contract liability is recognised.
Margin fees
In relation to the facility mentioned above, Vast is charging a margin fee in the form of 10% administration and handling fee for the procurement of equipment, components, and materials on behalf of CSIRO. The Company recognises revenue from procurement service at a point in time when goods are acquired and are presented net of relevant gross receipts and gross payments.
Disaggregation of revenue from contracts with customers
Vast’s revenue is currently derived in Australia. For the year ended June 30, 2024, most of the revenue from customers was earned from a single customer, CSIRO (and almost all revenue from customers for the year ended June 30, 2023 was earned from CSIRO). Vast’s revenue from the transfer of goods and services over time and at a point in time is as follows:

	Year Ended June 30,
	2024	2023	2022

	(In thousands of US Dollars)
CSIRO	$246	$253	$163
Other	96	15	—
	$342	$268	$163
Timing of revenue recognition:
At a point in time	$342	$199	$23
Over time	—	69	140
	$342	$268	$163

(4) Grant Revenue

	Year Ended June 30,
	2024	2023	2022

	(In thousands of US Dollars)
ARENA grant	$—	$—	$1,001
R&D tax credit recoveries	—	651	753
	$—	$651	$1,754
a)ARENA grant
Contributions have been received from the Australian Renewable Energy Agency (ARENA) in relation to funding a 30MW concentrated solar thermal power reference plan variation contract (variation funding agreement) and associated R&D activities. See Note 23 – Contingent Asset, Liabilities & Commitments.
Government grants are deferred when received and subsequently recognised in profit or loss in line with the recognition of expenses for which the grants were intended to compensate. As of June 30, 2024 and 2023, respectively, no grant income was deferred on the balance sheet, all of the deferred grant income as of June 30, 2022 has been recognised in profit during the year ended June 30, 2023.
b)Research and Development tax incentives
In order to encourage more investing in R&D, the Australian government offers a tax incentive that reduces the Company’s R&D costs by offering tax offsets for eligible R&D expenditure. For the year ended June 30, 2024, Vast is entitled to future tax offsets for qualifying R&D expenditure. Vast carries forward such allowances as future tax credits for the period in which the related R&D expenses are recognised in accordance with IAS 12.(No deferred tax asset was recorded for these tax credits). In the year ended June 30, 2023, Vast received a cash refundable R&D tax offset in respect of its eligible R&D expenditure and recorded below in accordance with IAS 20.
R&D tax incentives

	Year Ended June 30,
	2024	2023	2022

	(In thousands of US Dollars)
Refundable R&D tax offset for the year	$—	$651	$753
R&D Tax credit recoveries recognised as grant income	$—	$651	$753

(5) Expenses
Net loss includes the following expenses:

	Year Ended June 30,
	2024	2023	2022

	(In thousands of US Dollars)
Raw materials and consumables used:
Raw materials and consumables cost	$783	$572	$205
Power and fuel expense	32	28	36
	815	600	241
Consultancy expenses:
Consulting – Corporate	880	926	760
Consulting – Projects	3,062	1,208	1,174
	3,943	2,134	1,934
Administrative and other expenses:
Legal and accounting expenses	5,224	7,151	1,163
Subscriptions, software and licences	248	239	137
Travelling expenses	366	253	84
Marketing expenses	933	111	58
Share base payment expenses[1]	2,314	—	—
Other expenses	1,444	326	176
	10,529	8,080	1,618
Employee benefits expenses:
Salaries and wages	4,460	2,554	2,412
Superannuation	391	242	215
Payroll tax	254	111	92
Employee entitlements – annual leave (AL)	130	42	15
Employee entitlements – long service leave (LSL)	39	34	22
	5,274	2,984	2,756
Gain/loss on derivative financial instruments:
Realised loss on Convertible Notes 3, 4 and 4, and Senior Convertible Notes issued to AgCentral Energy[2]	170,376	—	—
Unrealised gain on Convertible Notes 3, 4 and 4, and Senior Convertible Notes issued to AgCentral Energy	—	(105)	3
Unrealised gain on Promissory Note issued to EDF [2]	(4,912)	—	—
Unrealised gain on NETC Warrants [2]	(400)	—	—
Exchange differences	(129)	—	—
	164,935	(105)	3

Share-based listing expense	106,055	—	—
	$106,055	$—	$—
During the years ended June 30, 2024, 2023, and 2022, Vast incurred research and development related expenses of $2.20 million, $1.50 million and $1.58 million respectively, which are included within the expenditure categories above as they do not meet the capitalisation requirements of IAS 38 Intangible Assets.
(1)Refer to note Note 20 – Reserves for more details relating to share based payment expenses.
(2)Refer to note Note 22 – Financial Instruments - Fair Value and Financial Risk management for further details.

(6) Income Tax Benefit

	Year Ended June 30,
	2024	2023	2022

	(In thousands of US Dollars)
Current tax expense	$—	$—	$—
Deferred tax expense
Decrease/(increase) in deferred tax assets	(1,256)	176	(91)
(Decrease)/increase in deferred tax liabilities	1,256	(554)	(527)
	—	(378)	(618)

Income tax (expense) / benefit	$—	$378	$618
Reconciliation of income tax benefit

	Year Ended June 30,
	2024	2023	2022

	(In thousands of US Dollars)
Loss before income tax:	$(293,445)	$(15,595)	$(6,811)
Income tax benefit calculated at 30% (25% - 2022 & 2023)	(88,030)	(3,899)	(1,703)
Add: Commercial debt forgiveness gain	4,615	—	—
Less: Use of previously unrecognised tax now recouped to reduce current tax expense	(3,877)	—	—
Less: Use of Blackhole expenditure reserve to reduce current tax expense	(738)	—	—
Add: Non-deductible expenses	82,134	1,401	60
Add: Tax losses not recognised	5,240	1,907	781
Add: Accounting expenditure subject to R&D	655	374	432
Less: R&D tax recovery	—	(163)	(188)
Income tax benefit	$—	$(378)	$(618)
As per Note 4 – Grant Revenue, Vast is entitled to R&D offsets for qualifying R&D expenditure. For June 30, 2023 and June 30, 2022, these offsets were recorded as income, and relevant adjustments have been shown in the reconciliation above as a result. For June 30, 2024, Vast carries forward such allowances as future tax credits for the period in which the related research and development (R&D) expenses are recognised in accordance with IAS 12. No deferred tax assets were recorded for these tax credits.
The tax rate applied to taxable profit is the standard rate of corporations’ tax of 30% for the year ended June 30, 2024. The reduced corporate tax rate of 25% under the Base Rate Entity regime was applied for the years ended June 30, 2023 and June 30, 2022.

Non-deductible expenses for June 30, 2024 consists mainly of unrealised loss on derivative financial instruments and share-based listing expense incurred as part of the Capital Reorganisation. (Refer to Note 22 – Financial Instruments - Fair Value and Financial Risk management and Note 25 – Capital reorganization (the “SPAC Merger”) respectively).

Tax losses and Unrecorded Deferred Tax Assets
As at June 30, 2024, Vast has unused tax losses of $12.21 million, $3.66 million tax effected ($12.55 million as of June 30, 2023) for which no deferred tax asset has been recognised, with unused R&D tax credit of $0.85 million tax effected (nil for June 30, 2023), $2.28 million unused (tax effected $0.68 million) Blackhole expenditure reserve ($0.9 million for June 30, 2023), $0.33 million (nil for June 30, 2023) tax effected investment in SiliconAurora and $0.81 million (nil for June 30, 2023) tax effected for interest expense, for which no deferred tax asset was recognized. Deferred tax assets have not been recognised for the unused tax losses as they are not likely to generate taxable income in the foreseeable future. They can be carried forward indefinitely subject to eligibility conditions.
During the year ended June 30, 2024, as part of the Capital Reorganisation, Vast entered into a Noteholder Support and Loan Termination Agreement whereby each of the convertible promissory notes held by AgCentral Energy will be discharged and terminated in exchange for Ordinary Shares, as repayment of all the principal outstanding and accrued interest immediately prior to the Capital Reorganisatin process. As such requirements of the Commercial Debt Forgiveness provisions of the income tax legislation applied, and a gain on forgiveness arose where the market value of the commercial debt amount released was greater than the market value of the shares issued. The net forgiven tax gain upon consummation of the Capital Reorganisation was $15.6 million. The gain on forgiveness was applied to reduce the tax losses brought forward as at June 30, 2023, and tax credit from Blackhole expenditure incurred in previous income years.
During the year ended June 30, 2024, Vast has elected to form an income tax consolidated group (TCG) effective from 1 July 2023 and the election has been processed by the Australian Taxation Office. The TCG comprises Vast Renewables Limited and its 9 wholly owned Australian subsidiaries (refer to Note 14 – Interest in other entities).
Current & deferred tax liabilities/assets

	Year Ended June 30,
	2024	2023

	(In thousands of US Dollars)
Current tax assets
R&D tax incentive receivable	$—	$638
	—	638
Deferred tax assets	1,675	419
Deferred tax liabilities	(1,675)	(419)
Net deferred tax (liability)/asset	$—	$—
Deferred tax balance movement for the year ended June 30, 2024:
a)Deferred tax assets

	As of July 1, 2023	(Charged)/ credited to profit or loss*	Movement in equity	Exchange differences (charged)/credited to comprehensive loss	As of June 30, 2024

	(In thousands of US Dollars)
Derivative financial instruments	$—	$169	$—	$—	$169
Contract liabilities	1	(1)	—	—	—
Lease liabilities	13	117	—	—	130
Share of loss of equity-accounted investee	15	(15)	—	—	—
Unused tax losses carryforwards	390	(390)	—	—	—
Provisions and accruals	—	400	—	2	$402
Patent expenditure	—	88	—	1	89
Blackhole expenditure	—	884	—	—	884
Deferred tax assets	$419	$1,253	$—	$3	$1,675
* This includes impact of the change in tax rate during the year.

b)Deferred tax liabilities

	As of July 1, 2023	(Charged)/ credited to profit or loss*	Movement in equity	Exchange differences (charged)/credited to comprehensive loss	As of June 30, 2024

	(In thousands of US Dollars)
Borrowings and other financial liabilities	$(390)	$(1,137)	$—	$(16)	$(1,543)
Property, plant and equipment	(8)	3	—	1	(5)
Unrealised foreign exchange gain	—	(13)	—	—	$(13)
Right of use asset	(10)	(103)	—	(1)	(114)
Prepaid expenses	(11)	11	—	—	—
	$(419)	$(1,239)	$—	$(16)	$(1,675)
* This includes impact of the change in tax rate during the year.
Deferred tax balance movement for the year ended June 30, 2023:
a)Deferred tax assets

	As of July 1, 2022	(Charged)/ credited to profit or loss	Movement in equity	Exchange differences (charged)/credited to comprehensive loss	As of June 30, 2023

	(In thousands of US Dollars)
Derivative financial instruments	$8	$(8)	$—	$—	$—
Deferred income	26	(24)	—	(1)	1
Lease liabilities	23	(9)	—	(1)	13
Share of loss of equity-accounted investee	2	13	—	—	15
Unused tax losses carryforwards	466	(58)	—	(18)	390
Provisions and accruals	93	(90)	—	(3)	—
Deferred tax assets	$618	$(176)	$—	$(23)	$419
b)Deferred tax liabilities

	As of July 1, 2022	(Charged)/ credited to profit or loss	Movement in equity	Exchange differences (charged)/credited to comprehensive loss	As of June 30, 2023

	(In thousands of US Dollars)
Borrowings – convertible notes	$(585)	$551	$(378)	$22	$(390)
Property, plant and equipment	(5)	(3)	—	—	(8)
Right of use asset	(20)	10	—	—	(10)
Prepaid expenses	(8)	(4)	—	1	(11)
Deferred tax liabilities	$(618)	$554	$(378)	$23	$(419)

(7) Loss per share

	Year Ended June 30,
	2024	2023	2022

	(In thousands of US Dollars, except per share amounts)
Basic loss per share
Basic loss per share	(17.50)	(7.08)	(2.88)
Diluted loss per share
Diluted loss per share	(17.50)	(7.08)	(2.88)
Reconciliations of loss used in calculating loss per share
Basic loss per share
Net loss	(293,445)	(15,217)	(6,193)
Diluted loss per share
Loss used in calculating diluted loss per share	(293,445)	(15,217)	(6,193)
Weighted average number of shares used as the denominator (in thousands)
Weighted average number of ordinary shares used as the denominator in calculating basic loss per share	16,764	2,149	2,149
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted loss per share	16,764	2,149	2,149
The convertible notes and warrants disclosed in Note 13 – Borrowings and other financial liabilities and Note 12 – Warrants Liability, have not been included in the calculation of diluted loss per share because they are antidilutive for the years ended June 30, 2024,2023 and 2022 due to Vast being in a loss making position. The shares from the Backstop agreement could potentially dilute basic earnings per share in the future.
Calculation of the earnings per share for the years ended June 30, 2023 and June 30, 2022 on the consolidated statements of profit or loss and other comprehensive income are adjusted retrospectively to reflect 29,973,504 ordinary shares converting into 2,148,847 ordinary shares upon consummation of the capital reorganization.
(8) Prepaid Expenses

	Year ended June 30,
	2024	2023
	(In thousands of US Dollars)
Prepaid insurance	1,841	29
Other prepaid expenses	46	15
	1,887	44

As at June 30, 2024, the balance of prepaid insurance is predominantly comprised of the one year cover for Directors and Officers, effective from the date of the capital reorganisation.

(9) Trade and other receivables

	Year ended June 30,
	2024	2023

	(In thousands of US Dollars)
Trade receivables	$831	$4
Goods and Service Tax receivable	8	204
Other receivables	—	106
	$839	$314
The trade receivables are recognised at their carrying value less any expected credit losses. Vast’s average credit period is 30 days. Expected credit losses are recognised against trade receivables based on specific irrecoverable amounts determined by reference to past default experience of the counterparty and an analysis of the counterparty’s current financial position. The primary customers of Vast are government organisations, a large Australian state-owned electricity generator and its partners in the Joint Arrangement (EDF Australia Pacific Pty Ltd) and in the Joint Venture (SiliconAurora Pty Ltd). There have been no issues with payment collections or any experiences of default with Vast’s customers. Accordingly, there are no expected credit losses for 2024 and 2023.
(10) Contract Liabilities

	June 30,
	2024	2023

	(In thousands of US Dollars)
Unearned revenue	—	2
(11) Trade and Other Payables

	June 30,
	2024	2023

	(In thousands of US Dollars)
Trade payables	1,184	1,264
Accrued expenses	3,749	4,280
Other payables	225	78
	5,157	5,622
(12) Warrants Liability

	June 30,
	2024	2023
	(In thousands of US Dollars)
Warrants liability	3,670	—
	3,670	—
Vast Warrants exchanged in lieu of NETC Warrants consist of 27,529,987 potential ordinary shares, comprised of: (i) 13,799,987 Ordinary Shares that are issuable by us upon the exercise of 13,799,987 Public Warrants, and (ii) 13,730,000 Ordinary Shares that are issuable by the Company upon the exercise of 13,730,000 private placement warrants exercisable for Ordinary Shares (the "Private Warrants" and together with the Public Warrants, the "Vast Warrants"). Each Vast Warrant entitles the holder to purchase 1 Ordinary Share at an exercise price of $11.50 per share, with substantially the same terms as those of the corresponding NETC Warrant . Key attributes of the NETC and Vast Warrants are summarised below:

•NETC warrants issuance date: November 16, 2021, assumed by Vast on December 18, 2023
•Maturity date: 5 years from the date of consummation of the Capital Reorganisation
•Exercisable: at any time after 30 days from the date of consummation of the Capital Reorganisation

•Private Warrants may not be sold or transferred for 30 days from the date of consummation of the Capital Reorganisation
•Public Warrants may be redeemed by Vast at a nominal price if the stock price, when the Public Warrant is exercisable, reaches a threshold price for 20 out of 30 consecutive trading days as follows:
◦Redemption price: $0.01
◦Threshold price: $18.00
Effective upon consummation of the Capital Reorganisation,
•each Vast Warrant is exercisable solely for Ordinary Shares;
•the number of Ordinary Shares issuable upon exercise of each Vast Warrant is equal to the number of shares of NETC Class A Common Stock that were issuable upon exercise of the applicable NETC warrant, as in effect immediately prior to the consummation of the Capital Reorganisation;
•the per share exercise price for the Ordinary Shares issuable upon exercise of such Vast Warrant is equal to the per share exercise price for the shares of NETC Class A Common Stock subject to the applicable NETC warrant, as in effect immediately prior to the consummation of the Capital Reorganisation.

Both Public and Private Warrants are accounted for as liabilities under IFRS 9 following consummation of the Capital Reorganisation and valued at the Public Warrants trading price. Accordingly, they will be subject to ongoing mark- to-market adjustments through the statement of profit or loss.

As at June 30, 2024, the fair value of Private and Public Warrants has been determined as the quoted price of $0.13.

(13) Borrowings and other financial liabilities

	June 30, 2024		June 30, 2023
	Current	Non-current	Current	Non-current

	(In thousands of US Dollars)
Convertible Notes - AgCentral Energy	—	—	14,281	—
Senior Convertible Notes - AgCentral Energy and Nabors Lux	—	—	—	7,134
Shareholders Loan - AgCentral Energy	—	—	5,531	—
Promissory Note - EDF	—	5,869	—	—
Backstop Agreement - Nabors	—	6,953	—	—
	—	12,821	19,812	7,134
a)Promissory Note – EDF
On December 18, 2023, Vast Intermediate HoldCo Pty Ltd (HoldCo) issued a Promissory Note to EDF Australia Pacific Pty Ltd (EDF). The key contractual terms of the Promissory Note have been summarised below:
(1)The Noteholder is EDF Australia Pacific Pty Ltd.
(2)The Promissory Note has a Face Value equivalent to EURO 10,000,000 converted into US $10,831,953 at the USD:EUR exchange rate on Bloomberg on the Closing Date.
(3)The Promissory Note will accrue interest at 3% per annum. Interest accrues daily on the daily balance of the outstanding principal amount.
(4)The Promissory Note has a term of 5 years from the date of issuance; however the maturity date may be extended for a period of 2 years at HoldCo’s option by written notice to EDF. On written notice from HoldCo, EDF must extend.
(5)EDF has the right to exchange all or any portion of the outstanding principal amount and interest on the Promissory Note into ordinary shares of Vast at an exchange rate of US $10.20 per share for a period of 5 years (7 years, if extended) following the Closing Date. Any partial exchange cannot be less than US$2,000,000. The exchange is conditional on satisfaction of an exchange condition being, EDF has invested at least US$20,000,000 in the project entity of a CSP Project (as defined in the Promissory Note). The project entity of a CSP Project pertains to the standalone entity incorporated for the purpose of developing the CSP Project. EDF can elect to invest an amount up to 75% of the total equity contribution in to a project entity. The remaining portion is Vast’s contribution. A separate joint venture agreement will also be entered into for each approved CSP project. This is governed by the ‘Joint Development Agreement’ entered into between Vast and EDF in connection with the ‘Note Purchase Agreement’. Please refer to Note 23 – Contingent Asset, Liabilities & Commitments for further discussion on the Joint Development Agreement.
(6)New investment clause:
a)If Vast enters into an agreement with certain specified entities, pursuant to which such entities will pay or contribute funds to Vast, the terms of the agreement in respect to security or priority; duration; or interest rate should not be more favourable than that of the Promissory Note. If the terms are more favourable, then the terms of EDF's agreement will be automatically amended to match such other parties’ terms.
b)If Vast enters into an agreement to raise capital from third party strategic investors (other than the specified entities) through a privately negotiated transaction and any such funds are used to repay the Nabors Backstop Loan then the terms should be no more favourable than the terms of the Promissory Note. If the terms are more favourable, the terms of the Promissory Note shall be automatically amended to match such more favourable terms.
As at June 30, 2024, management has evaluated that HoldCo remains in compliance with all covenants, financial (including a prohibition on the declaration or payment of dividends) and non-financial, with respect to the Promissory Note.
As at June 30, 2024, Vast has evaluated its issuance of the Promissory Note to determine if the components qualify as derivatives requiring separate recognition in Vast's financial statements. The Company has determined the new investment clause, and conversion and interest settlement features at the option of noteholder, to be an ‘embedded derivative’ requiring recognition separate from the borrowings. After the recognition of the embedded derivative, the Company recognises the Promissory Note at amortised cost, with interest expense recognised on an effective yield basis over the tenure of the Promissory Note.
The result of this accounting treatment is that the fair value of the embedded derivative is revalued at each balance sheet date and recorded as a liability, and the change in fair value during the reporting period is recorded in other income (expense) in the consolidated statement of profit or loss. The current or non-current classification of derivative instruments is reassessed at the end of each reporting period.
The embedded derivative as part of such contracts have been tabulated below:

Component	Particulars	June 30, 2024	June 30, 2023
		(In thousands of US Dollars)
Embedded derivative	Promissory Note – EDF	561	—
		561	—
On the issuance date, the Embedded derivative liability was recognised at $5.5 million. The Company’s closing share price on the first day of trading, i.e. $11.99 was used, being the closest observable market price to the valuation date. As at June 30, 2024 the valuation of the instrument was measured at $0.6 million, the reduction being predominantly driven by the significant decrease in the Company’s share price during the period since issuance ($2.28 as at June 30, 2024). The conversion option was measured at fair value through profit or loss, driving an unrealised gain of $4.9 million during the period ended June 30, 2024. Refer to volatility and effective interest rate assumptions discussed in Note 22 – Financial Instruments - Fair Value and Financial Risk management.

		Twelve Months Ended June 30,
		2024	2023
		(In thousands of US Dollars)
Interest expense by applying effective interest rate	Promissory Note – EDF	522	—
		522	—
The average effective interest rate applied during the year ended June 30, 2024 is 17.47%.

b)Nabors Backstop Agreement
On October 19, 2023, Vast entered into a Backstop Agreement (the “Nabors Backstop Agreement”) pursuant to which Nabors Lux agreed to purchase up to $15.0 million of Ordinary Shares at a purchase price of $10.20 per share (the “Nabors Backstop”).
On December 7, 2023, Nabors Lux and the Company entered into an amendment to the Nabors Backstop Agreement (the “Nabors Backstop Agreement Amendment”) pursuant to which, among other things, Nabors Lux’s commitment to purchase Ordinary Shares was reduced to up to $10.0 million. The Nabors Backstop served as a backstop for redemptions of NETC Class A Common Stock by NETC public stockholders in connection with the Capital Reorganisation and subsequent capital raised by the Company prior to or in connection with Closing from additional third parties (other than Nabors, AgCentral, CAG, EDF and their respective affiliates). The Nabors Backstop Agreement Amendment also provided that amounts under the Nabors Backstop would be funded on or before January 9, 2024. Pursuant to the Nabors Backstop Agreement Amendment, the EDF Note Purchase Agreement did not reduce the amount to be funded under the Nabors Backstop.
Accordingly, the amount invested by Nabors pursuant to the Nabors Backstop was reduced below $10.0 million, dollar-for-dollar, by the balance of the cash remaining in the Trust Account after giving effect to any redemptions of NETC Class A Common Stock by NETC public stockholders in connection with the Capital Reorganisation (excluding the amount remaining as a result of the Canberra Subscription, but including the amount remaining as a result of the Canberra Non-Redemption Agreement). On January 12, 2024, and pursuant to the Nabors Backstop Agreement, Vast issued 681,620 Ordinary Shares to Nabors Lux for an aggregate of $7.0 million or $10.20 per share.
Vast assessed its obligations under the Backstop Agreement meet the definition of a financial liability mainly due to the fact that the contingent settlement feature is outside of the control of the Company. As such, as at June 30, 2024 the Nabors’ subscription was classified as a financial liability carried at fair value through profit or loss by application of IFRS 9. The fair value of the derivative did not change at June 30, 2024.
c)Convertible Notes - AgCentral Energy and Nabors Lux
Below is the detailed breakdown of the face value for each convertible note issuance (excluding the issuance of incremental notes by way of capitalised coupon payments) and the timing of their respective tranche payments, up to October 24, 2023, last tranche payment prior to the consummation of the Capital Reorganization:

Note	Face Value per note (AUD)	Tranche	Issuance Date	No. of notes issued	Total Face value (In thousands of AU Dollars)	Total Face value (In thousands of US Dollars)
Convertible Note 3	349.34	1	June 30, 2016	26,802	9,363	6,548
		2	September 15, 2016	715	250	172
		3	November 23, 2016	715	250	170
					9,863	6,890
Convertible Note 4	17.68	1	January 18, 2018	62,216	1,100	876
		2	January 31, 2018	5,656	100	81
		3	February 7, 2018	11,312	200	158
		4	February 26, 2018	8,484	150	118
		5	March 23, 2018	25,452	450	347
		6	May 23, 2018	11,313	200	151
		7	May 28, 2018	11,313	200	152
		8	June 12, 2018	47,511	840	640
		9	September 10, 2019	105,602	1,867	1,280
		10	September 25, 2019	70,701	1,250	848
					6,357	4,651
Convertible Note 5	0.01	1	August 11, 2020	87,500,000	875	628
		2	April 27, 2021	87,500,000	875	682
					1,750	1,310
Senior Convertible Note	USD1.00	1	February 15, 2023	2,500,000	3,604	2,500
		2	April 13, 2023	2,500,000	3,731	2,500
		3	June 27, 2023	2,500,000	3,725	2,500
		4	August 15, 2023	2,500,000	3,839	2,500
		5	October 24, 2023	2,500,000	3,931	2,500
					18,830	12,500
					36,800	25,351
Convertible Notes 3, 4 and 5 issued by Vast were subjected to the same terms, which are as follows:
(1)The Noteholder is AgCentral Energy Pty Ltd, the parent entity of Vast.
(2)The Noteholder can elect to convert any or all outstanding convertible notes into ordinary shares by providing written notice to Vast. Each outstanding note can be converted into one ordinary share (‘conversion’).
(3)Coupon interest is payable at the rate of 8% per annum on the principal outstanding. Interest accrues daily and is payable every twelve months.
(4)Within the first 18 months of issuance, Vast has the option to settle interest payments in cash or by issuance of additional convertible notes. After the first 18 months, the Noteholder has the option to choose settlement of interest by payment in cash or by issuance of additional convertible notes (‘interest settlement’). Refer to Note 19 – Issued Capital for details on conversion of these notes upon consummation of the Capital Reorganisation.

Senior Convertible Notes issued by Vast were subjected to the following terms:
(1)The Noteholder of Tranche 2 and 4 is AgCentral Energy, the parent entity of Vast. The Noteholder of Tranches 1, 3 and 5 is Nabors Lux.
(2)The Senior Convertible Notes will accrue interest at 4% per annum, ceasing when the Senior Convertible Notes are either redeemed or converted into ordinary shares. Interest is payable six months in arrears. The Company may, at its discretion (but with notice to the Noteholders), pay interest in cash or capitalise interest to the principal amount outstanding for each Senior Convertible Note.
(3)If the Company undergoes a business combination, the Senior Convertible Notes will mandatorily be converted to ordinary shares in this instance, with the conversion price based on the market price of shares at a 25% discount.
(4)If the Company undergoes a Special Purpose Acquisition Company (“SPAC”) transaction, the Senior Convertible Notes will mandatorily be converted to ordinary shares in this instance, with the conversion price fixed at $10.20.
(5)If the Company undergoes an event of default or change of control, the Noteholders may choose to either redeem the Senior Convertible Notes for cash or convert them into ordinary shares. In a conversion event, the conversion price will be based on the market price of shares at a 25% discount.
(6)The conversion of the notes is at the discretion of Vast (other than in a scenario where conversion is mandated), if they are held to maturity. Each Senior Convertible Note has a term of 18 months from the date of issuance.
Up to the consummation of the Capital Reorganization on December 18, 2023, Vast has evaluated its issuance of each convertible note, including the Senior Convertible Notes, to determine if the components qualify as derivatives requiring separate recognition in its financial statements. The Company has determined the conversion and interest settlement features at the option of noteholder, to be an ‘embedded derivative’ requiring recognition separate from the borrowings. After the recognition of the embedded derivative, the Company recognises the convertible notes at amortised cost, with interest expense recognised on an effective yield basis over the tenure of convertible notes.
The result of this accounting treatment is that the fair value of the embedded derivative is revalued at each balance sheet date and recorded as a liability, and the change in fair value during the reporting period is recorded in other income (expense) in the consolidated statement of profit or loss. The current or non-current classification of derivative instruments is reassessed at the end of each reporting period. Refer to Note 22 – Financial Instruments - Fair Value and Financial Risk management for further details.
The embedded derivative as part of such hybrid contracts i.e. convertible notes have been tabulated below:

		June 30,
Component	Particulars	2024	2023

		(In thousands of US Dollars)
Embedded derivative	Convertible Note 3	—	—
	Convertible Note 4	—	—
	Convertible Note 5	—	18
	Senior Convertible Note	—	174
		—	192
Interest expense by applying respective effective interest rate applicable to the tranches	Convertible Note 3	431	950
	Convertible Note 4	506	995
	Convertible Note 5	58	127
	Senior Convertible Note	309	94
		1,304	2,166

The average effective interest rate applied during the year ended June 30, 2024 is 22.63% (year ended June 30, 2023: 24.31%).
d)Loan from shareholder – AgCentral Energy
During the prior year, Vast received interest free loans without any covenants of approximately $5.7 million (AUD8.6 million) from its shareholder to fund its short-term working capital requirements. The shareholder loans were converted to equity at the commencement of the capital reorganization. Refer to details in (25) Capital reorganization (the “SPAC Merger”). The prior year gains arising as a result of the extension of maturity and obtaining funding at off-market terms were recognised directly in equity as a contribution by owners in their capacity as owners.
The average effective interest rate applied during the year ended June 30, 2024 is 5.90% (year ended June 30, 2023: 6.47%).

		Twelve Months Ended June 30,
		2024	2023	2022
		(In thousands of US Dollars)
Interest expense by applying effective interest rate	Shareholder Loan – AgCentral Energy	159	295	17

(14) Interest in other entities
a)Subsidiaries

		Place of incorporation	Ownership interest
Name	Type		2024	2023
Nabors Transition Energy Corp	Subsidiary	United States	100%	0%
Neptune Merger Sub, Inc.	Subsidiary	United States	0%	100%
NWQHPP Pty Ltd	Subsidiary	Australia	100%	100%
Solar Methanol 1 Pty Ltd	Subsidiary	Australia	100%	100%
Vast Solar Aurora Pty Ltd	Subsidiary	Australia	100%	100%
Vast Solar 1 Pty Ltd	Subsidiary	Australia	100%	100%
Vast Solar Consulting Pty Ltd	Subsidiary	Australia	100%	100%
Vast Employee Shareholdings Pty Ltd	Subsidiary	Australia	100%	0%
Vast Intermediate HoldCo Pty Ltd	Subsidiary	Australia	100%	0%
Vast Australia HoldCo Pty Ltd	Subsidiary	Australia	100%	0%
HyFuel Solar Refinery Pty Ltd	Subsidiary	Australia	100%	0%
Vast Renewables HoldCo Corp	Subsidiary	United States	100%	0%
Vast Renewables Management Services LLC	Subsidiary	United States	100%	0%
Vast US Projects HoldCo Corp	Subsidiary	United States	100%	0%
El Paso ProjectCo LLC	Subsidiary	United States	100%	0%
Vast has fourteen wholly owned subsidiaries, incorporated in Australia and the United States as at June 30, 2024 (twelve as at June 30, 2023). It has share capital consisting solely of ordinary shares that are held directly by Vast and the proportion of ownership interests held equals the voting rights held by Vast.
NWQHPP Pty Ltd, Vast Solar 1 Pty Ltd and Vast Solar Consulting Pty Ltd are non-operational, with no activities performed during the years ended June 30, 2024 and 2023. Solar Methanol 1 Pty Ltd was incorporated during the year ended June 30, 2024 and is non-operational with no activities performed during the year.

Vast Intermediate HoldCo Pty Ltd, Vast Australia HoldCo Pty Ltd, HyFuel Solar Refinery Pty Ltd, Vast Renewables HoldCo Corp and El Paso ProjectCo LLC were incorporated during the year ended June 30, 2024 and are non-operational with no activities performed during the period.
Under the steps of the Capital Reorganization, Neptune Merger Sub, Inc. merged with and into NETC, with NETC surviving the merger as a wholly owned subsidiary of Vast. Up to its merger with Neptune Merger Sub Inc., Nabors Transition Energy Corp reported under the Securities Exchange Act of 1934 with a financial year ended December 31.
During the year ended June 30, 2024 Vast formed, Vast Renewables Management Services LLC, a Delaware limited liability company providing services to Vast under its Intercompany Services Agreement and Vast Employee Shareholdings Pty Ltd, acting under the Employee Share Trust Deed as the first trustee of the Trust for the benefit of participants in Vast’s Equity Remuneration Schemes.
b)Joint arrangements
i.Joint operation
During the year ended June 30, 2024, Vast Renewables Limited, entered into an arrangement to co-develop Australian CSP projects that will further Australia’s transition to a clean-energy economy with EDF Australia Pacific Pty Ltd ("EDF"). Vast will own 50% of the each eligible project starting December 8, 2023 and will share in development expenses and liabilities in the same ratio. Vast recognises its direct right to the assets, liabilities, revenues and expenses of joint operations and its share of any jointly held or incurred assets, liabilities, revenues and expenses.
During the year, Vast recognised its 50% share of the total expenses incurred and invoiced reimbursement receivable from joint operator for the excess portion as tabulated below:

	June 30,
Particulars	2024	2023

	(In thousands of US Dollars)
Total expense incurred by both participants (a)	1,340	—
Company’s share (50%) (b)	670	—
Total expense incurred by Vast	—	—
Net reimbursement to be received from joint operator (a-b)	(670)	—
Reimbursement received during the year	—	—
The reimbursement of $0.7 million as of June 30, 2024, was included in trade receivables and subsequently received in July, 2024.
ii.Joint venture
During the year ended June 30, 2022, Vast Solar Aurora Pty Ltd ("VSA") a wholly owned subsidiary of the Company, entered into an arrangement to co-develop the Aurora Energy Project commissioned by SiliconAurora. Vast acquired 50% of the shares in SiliconAurora on June 15, 2022 from 1414 Degrees Limited ("14D") for consideration of $0.07 million as an initial payment and $1.58 million as deferred consideration. The deferred consideration of $0.62 million was paid in July 2022 and the remainder of $0.96 million is expected to be paid January, 2025, subject to the joint venture receiving a written offer/ notice to connect from the relevant network service provider. The Company intends to undertake fundraising activities. The funds raised from those activities are intended to be used to settle the acquisition of SiliconAurora by paying off the remaining component of deferred consideration and fund Vast’s on-going operational expenditure. Refer to Note 2 – Summary of Significant Accounting Policies  — (b)Going concern for further information.

SiliconAurora Pty Ltd will be “the legal and beneficial owner” of all the existing assets comprising the project. From a measurement perspective, Vast applies the equity method as outlined in Note 2 – Summary of Significant Accounting Policies(q) and account for its share as follows.

(In thousands of US Dollars)
Initial investment in SiliconAurora Pty Ltd	69
Transaction costs	56
Deferred consideration	1,578
Total consideration	1,703
Relating to:
– Call option issued to shareholder	96
– 50% interest in SiliconAurora Pty Ltd	1,607

Carrying value of interest in joint venture at June 30, 2024	1,065
The Company recognises a $0.2 million loss for the year ended June 30, 2024, representing 50% of the loss from the joint venture. Vast carries $1.1 million of interest in joint venture at June 30, 2024.
Further, Vast has recognised an interest-free shareholder loan of $0.46 million for its share of project expenses incurred and on-charged to SiliconAurora. The loan has a three-year term with the entire amount repayable on maturity.
Commitments and contingent liabilities in respect of joint ventures:

	June 30,
	2024	2023

	(In thousands of US Dollars)
Commitment to provide funding for joint venture’s commitments, if called	456	278
As part of the transaction, 14D issued call options to AgCentral Pty Limited ("AgCentral"), allowing AgCentral to purchase ordinary shares in 14D subject to achieving specific/ general approval obtained in their annual general meeting. Vast has estimated the fair value of the call options to be $0.1 million at the transaction date and has recognised it as part of the acquisition of the investment in SiliconAurora.

(15) Property, plant and equipment

	June 30,
	2024	2023

	(In thousands of US Dollars)
Cost: Office equipment
Opening Balance at July 1	63	38
Additions	53	27
Disposals	(7)	—
Exchange differences	3	(2)
Closing Balance at June 30	112	63
Accumulated depreciation: Office equipment
Opening Balance at July 1	(33)	(19)
Depreciation expense	(23)	(15)
Disposals	6	—
Exchange differences	—	1
Closing Balance at June 30	(50)	(33)

Net book value as of June 30	62	30
(16) Right -of-use assets

	June 30,
	2024	2023

	(In thousands of US Dollars)
Net carrying amount:
Office Building	368	—
Land	11	45

Vast’s right-of-use asset pertains to the lease of its office as well as use of land for operations. The office lease is due to the registered office and principal executive office move during the year to Suite 7.02, 124 Walker Street, North Sydney, NSW 2060, Australia.

	2024	2023

	(In thousands of US Dollars)
Movements in carrying amounts:
Opening balance at July 1	146	152
Additions during the year	394	—
Exchange differences	(8)	(6)
Closing Balance at June 30	532	146
Accumulated depreciation
Opening Balance at July 1	(101)	(71)
Depreciation expense	(63)	(34)
Exchange differences	11	4
Closing Balance at June 30	(153)	(101)
Net book value June 30	379	45
Amounts recognised in profit and loss:
Depreciation expense on right-of-use asset	(63)	(34)
Interest expense on lease liabilities	(23)	(6)
Refer to the consolidated statements of cash flows for the total cash outflow for leases during the year.
(17) Lease Liabilities

	June 30,
	2024	2023

	(In thousands of US Dollars)
Current
Lease liabilities	134	26
Non-current
Lease liabilities	299	28
Total Lease Liability	433	54
Future minimum lease payments
Future lease payments payable in relation to lease of the office and land:

	June 30,
	2024	2023

	(In thousands of US Dollars)
Within one year	111	43
Later than one year but not later than 5 years	467	14
Total	578	57

(18) Provisions

	June 30,
	2024	2023

	(In thousands of US Dollars)
Current:
Employee benefits	314	183
Non-current:
Employee benefits	156	117
Total Provisions	470	300

Movements in provisions:
Employee benefits
Opening Balance	300	234
Additions	355	247
Utilisations	(214)	(171)
Exchange differences	29	(10)
Closing Balance	470	300
Employee benefits represents annual leave and long service leave provisions.
(19) Issued Capital

	June 30,
	2024	2023

	(In thousands of US Dollars)
25,129,140 fully paid ordinary shares (1)	—	2,354
29,973,504 fully paid following completion of the Capital Reorganisation, net of transaction costs	297,618	—
Total Issued Capital	297,618	2,354
Ordinary shareholders participate in dividends and the proceeds on winding up of the parent entity in proportion to the number of shares held. The ordinary shares have no par value. The Company does not have a limited amount of authorised capital.
______________________________________________________________
(1)Calculation of the earnings per share for the year ended June 30, 2023 on the consolidated statements of profit or loss and other comprehensive income are adjusted retrospectively to reflect 25,129,140 Ordinary Shares converting into 2,149,294 Ordinary Shares upon consummation of the Capital Reorganisation.

	June 30, 2024
	(In number of shares)	(In thousands of US Dollars)
Issuance of shares to employees(1a)(b)	2,301,433	638
Conversion of debt to equity(1c)(2)	15,956,925	208,800
Shares issued to acquire NETC(3)(4)(5)	5,654,616	67,799
PIPE funding(6)	1,715,686	17,506
Shares issued as settlement of transaction expenses(7)	171,569	2,057
Transaction costs accounted for as a deduction from equity (IAS 32)	—	(1,536)
Movement in Issued capital	25,800,229	295,264

At the effective time of the Capital Reorganisation, Vast issued:
(1)As a result of a share consolidation exercise, Vast issued 21,137,033 ordinary shares immediately prior to completion of the Capital Reorganisation. In a reverse stock split the equity of the merged entity shall reflect the original carrying value of the target’s equity (i.e. Vast) plus the net proceeds received from NETC. Shares issued to Legacy Vast Shareholders (i.e., AgCentral Energy Pty Ltd ("AgCentral Energy") and certain employees and former employees of Vast):
(a)2,036,900 Ordinary Shares issued to MEP Shareholders under the MEP Deed dated on or around July 30, 2020, as amended on February 14, 2023 pursuant to the MEP De-SPAC Side Deed. These were exchanged on 1 to 1 basis using carrying value determined just prior to share consolidation exercise. Refer to Note 20 – Reserves for further details;
(b)264,533 Ordinary Shares granted to certain employees of Vast and issued to an employee share trust until such time they are vested, out of the previous MEP share pool, which had not been previously granted to any employees prior to the Capital Reorganisation. Vast consolidates the trust. These shares are treated as treasury shares with nil carrying value as at June 30, 2024. Refer to Note 20 – Reserves for further details;
(c)18,198,566 Ordinary Shares issued to AgCentral Energy in exchange for settlement and cancellation of:
(i)25,129,140 Legacy Vast Shares for which AgCentral Energy paid an average price of approximately $0.09 per share. On exchange date, the Company recognised the new issued shares at the carrying amount of Legacy Vast Shares from the condensed statement of financial position (including the Capital Contribution Reserve associated to AgCentral Energy, forming part of Vast’s opening reserves as of July 1, 2023), and
(ii)convertible notes and other indebtedness of Vast towards AgCentral Energy. On conversion to equity, the Company derecognised the financial liabilities at their carrying amount from the condensed statement of financial position and recognised them as issued capital. This includes the derivative financial liabilities associated with the notes.
(2)An aggregate of 1,250,014 Ordinary Shares upon conversion of Senior Convertible Notes held by AgCentral Energy and Nabors Lux.
(3)An aggregate of 804,616 Ordinary Shares upon conversion of shares of NETC Class A Common Stock to the holders thereof. Pursuant to the Business Combination Agreement, each share of NETC Class A Common Stock (other than shares of NETC properly submitted for redemption) issued and outstanding immediately prior to the Effective Time were exchanged for on a one-to-one basis for Ordinary Shares. This includes 633,250 shares of NETC Class A common stock purchased by Capital Airport Group ("CAG") to satisfy its’ financing obligations.
(4)An aggregate of 3,000,000 Ordinary Shares upon conversion of Founder Shares (On March 30, 2021, NETC was funded with $25,000 for which it issued 8,625,000 shares of Class F common stock, par value $0.0001 per share — the “Founder Shares”) to the holders thereof, and an aggregate of 1,500,000 Ordinary Shares to former members of NETC Sponsor as acceleration of a portion of the Earnback Shares (up to 2,400,000 Ordinary Shares that may be issued to the NETC Sponsor upon the achievement of certain share price targets), pursuant to the Nabors Backstop Agreement. Includes 129,911 Ordinary Shares issued upon conversion of the Founder Shares transferred to CAG prior to the Capital Reorganisation in connection with CAG’s investments. Pursuant to the CAG Non-Redemption Agreement, CAG agreed not to redeem the shares of NETC’s Class A common stock, in exchange for Nabors Lux agreeing to issue to CAG 129,911 Ordinary Shares. On conversion, the difference between the fair value of the shares issued and net assets/liabilities acquired has been recorded as share based payment expense. Refer to Note 25. Capital reorganization (the “SPAC Merger”)for further information.
(5)350,000 Ordinary Shares to Nabors Lux pursuant to the Nabors Backstop Agreement issued as Incremental Funding Commitment Fee. ( the $2.5 million purchase price paid to Vast by Nabors Lux as consideration for the Senior Convertible Note issued pursuant to the October Notes Subscription Agreement).
(6)An aggregate of 1,715,686 Ordinary Shares to AgCentral Energy and Nabors Lux pursuant to their respective Equity Subscription Agreements.
(7)171,569 Shares to Guggenheim Securities issued as settlement for transaction expenses, expensed under IFRS 2.

(20) Reserves

	June 30,
	2024	2023

	(In thousands of US Dollars)
Share-based payment reserve	24,294	4
Capital contribution reserve	—	4,591
Foreign currency translation reserve	2,883	3,285
Closing Balance	27,176	7,880
Movement in share-based payment reserve is as follows:

	2024	2023

	(In thousands of US Dollars)
As of July 1	4	4
Add: Fair value of earnout for NETC Sponsor issuable to Nabors Lux	22,576	—
Add: Share based payment expense for the period from December 18, 2023 to June 30, 2024	1,676	—
Foreign exchange differences	38	—
As of June 30	24,294	4
As of June 30, 2024, the Group had the following share-based payment arrangements:

Earnout shares issued to NETC Sponsor:

Upon the occurrence of the following events, 2,400,000 Ordinary Shares are issuable to Nabors Energy Transition Sponsor LLC ("NETC Sponsor") pursuant to the Support Agreement:

•800,000 Ordinary Shares on the date on which the volume-weighted average closing sale price of one Ordinary Share quoted on the exchange on which Ordinary Shares are then listed is greater than or equal to $12.50 for any twenty (20) Trading Days within any thirty (30) consecutive Trading Day period within the Earnout Period ("Triggering Event I");
•800,000 Ordinary Shares on the date on which the volume-weighted average closing sale price of one Ordinary Share quoted on the exchange on which Ordinary Shares are then listed is greater than or equal to $15.00 for any twenty (20) Trading Days within any thirty (30) consecutive Trading Day period within the Earnout Period ("Triggering Event II");
•800,000 Ordinary Shares on the date on which the volume-weighted average closing sale price of one Ordinary Share quoted on the exchange on which Ordinary Shares are then listed is greater than or equal to $17.50 for any twenty (20) Trading Days within any thirty (30) consecutive Trading Day period within the Earnout Period ("Triggering Event III");

The "Earnout Period" is the time period between the date that is 70 days after the Closing Date and the five year anniversary of the Closing Date.

Earnout shares are subject to market vesting conditions and internal milestone conditions. They have been recognised as an incremental share based payment upon consummation of the Capital Reorganisation under IFRS 2. Refer to Note 25 – Capital reorganization (the “SPAC Merger”) for further details on the share based listing expense.

The fair value of the Earnouts has been estimated using a Monte Carlo simulation to calculate the pay- off based on contractual terms using the following key inputs:
•underlying asset value: a range of value between AUD $1 million to AUD $4 million
•closing stock price at valuation date: $11.99
•price volatility of the company’s shares, based on guideline companies adjusted for size and leverage: 25%
•discounted at the term-matched risk free rate: 3.9%

Earnout for Legacy Vast Shareholder:

In addition, upon the occurrence of Triggering Events I, II, and III discussed above, and of "Triggering Event IV” meaning the date on which a notice to proceed is issued under a contract in respect of the procurement of a 30MW/288MWhr concentrated solar power project at Port Augusta in South Australia, 2,799,999 Ordinary Shares are issuable to AgCentral pursuant to the Business Combination Agreement.

The quoted market price of Ordinary Shares that was used to determine the cost of listing is presumed to include an adjustment for these earnout shares. As a consequence, the fair value of the earnout shares issuable to Legacy Vast Shareholders is already factored into the cost of listing and a separate adjustment was not considered necessary.

MEP shares (equity settled):

The purpose of the Management Equity Plan (“MEP”) was to provide medium to long term incentive to eligible employees and contractors of Vast by having a plan pool limit of 100 shares. 80 shares were issued during the year ended June 30, 2021 at a fair value of AUD $70 per share, with eligible employees and contractors paying cash of AUD $10 per share in addition to providing services to the Company in exchange for those shares. As the shares did not have any vesting conditions, the excess of the grant date fair value of the shares and the amount paid by the employees was recognised as share-based payment expense in full at the time of the grant of the shares. The shares did not carry any voting rights nor rights to any dividends or other distributions. Following the occurrence of a liquidity event as defined in the MEP Deed or as otherwise defined by the Board , the Board in its discretion could allow MEP shareholders an entitlement linked to the exit price in form of cash or conversion to ordinary shares from such an event. As per the MEP Deed, management’s share is 25% of exit proceeds where the sale price is AUD $10 million or less, or 33.33% where it is above AUD $10 million. Vast had historically accounted for the share-based payment as an equity-settled scheme, as Vast had determined that it did not have a present obligation to settle the share-based payment in cash.

On February 14, 2023, Vast, AgCentral Energy and the participants to the MEP entered into a MEP De- SPAC Side Deed and Amendment to the MEP Deed to clarify a suitable mechanism for MEP participants to realise the economic benefit of their MEP Shares. The key modification terms of the MEP De-SPAC Side Deed and Amendment to the MEP Deed include the introduction of a vesting period and ‘Agreed Fixed Deductions’ to be used in allocation of profits on completion of the Capital Reorganisation. The modification of the terms and conditions of the MEP did not increase the total fair value of the share-based payment arrangement and was not beneficial to the MEP participants. As a result, there was no additional expense recognised.

The MEP shares meet the definition of a share-based payment arrangement as eligible employees and contractors will receive equity instruments in exchange for services provided to the Company, with a partial cash subscription payment. Accordingly, MEP shares are recognised at their grant date fair values of AUD $70 per share, with the difference between cash proceeds received (AUD $10 per share) and the fair value of MEP shares recognised within the share-based payment reserve.

In addition, immediately prior to the consummation of the Capital Reorganisation, 5 MEP shares were cancelled on December 18, 2023.

Upon consummation of the Capital Reorganisation, the 75 MEP shares issued to eligible employees and contractors of Vast were converted into 2,036,900 Ordinary Shares, forming part of the Legacy Vast issued capital. The 75 MEP shares converted at a rate of 26,453 Ordinary Shares per MEP, with 5 MEP shares receiving an additional 10,581 Ordinary Shares per MEP share. The additional value allocated to these shares were recognised at fair value and expensed immediately through profit or loss within share based payment expense for USD 0.6 million (refer to Note 5 – Expenses).

Shares issued under the Employee share plan for the benefit of participants in Vast’s Equity Remuneration Schemes (equity settled):

On December 18, 2023, 264,533 Ordinary Shares were granted to certain employees of Vast and issued to an employee share trust until such time they are vested, out of the previous MEP share pool, which had not been previously granted to any employees prior to the consummation of the Capital Reorganisation. Vast consolidates the trust. These shares are treated as treasury shares with nil carrying value as at June 30, 2024. Those shares were issued by Vast at the discretion of AgCentral Energy. As such, Vast made a grant of share based payment to employees, including key management personnel. Refer to Note 26 – Related Party Transactions for further details.

The employee shares have the following key terms and conditions attached to them:

•For the purposes the IFRS 2 charge the fair value at grant date was calculated using $11.99 per share
•Vesting Conditions: The shares will vest on expiry of the Disposal Restriction Period.
•Service Conditions: The employees have to still be employed on expiry of the Disposal Restriction Period.
•Disposal Restriction Period: The shares will be subject to a total restriction on disposal for a period of 12 months commencing on the issue of the shares.

•Shares will be held on trust by Vast Employee Share Holdings Pty Ltd as trustee for the Vast Employee Share Trust.

These shares have vesting conditions attached to them and therefore a share-based payment expense was recorded under IFRS 2 at fair value through profit or loss for $1.7 million (refer to Note 5 – Expenses).

Movement in foreign currency translation reserve is as follows:

	2024	2023

	(In thousands of US Dollars)
As of July 1	3,285	2,394
Movement during the year	(402)	891
As of June 30	2,883	3,285

To the extent that the amount recognised in the foreign currency translation reserve arose as a consequence of translating the company’s financial statements into the USD presentation currency, these amounts may subsequently be reclassified to profit or loss.

Movement in capital contribution reserve is as follows:

	2024	2023

	(In thousands of US Dollars)
As of July 1	4,591	3,452
Interest forgiveness on convertible notes and shareholder loan	—	1,517
Derecognition upon consummation of the Capital Reorganization	(4,591)	—
Deferred tax impact	—	(378)
As of June 30	—	4,591

The capital contribution reserve represents the modification adjustment from loan from shareholder and convertible note issued to AgCentral Energy (Noteholder). The Noteholder agreed to changes to the terms and conditions, which included interest waivers and term extensions as outlined in Note 13 – Borrowings and other financial liabilities, in their capacity as the shareholder of the entity. The gains arising as a result of the changes to the terms and conditions were therefore recognised directly in equity as a contribution in their capacity as owner. Modification adjustments presented are never reclassified to profit or loss. The balance in the reserve was derecognised against Issued Capital upon the consummation of the Capital Reorganisation and derecognition of the convertible notes.

(21) Accumulated losses/Retained Earnings
Movements in accumulated losses were as follows:

	2024	2023	2022

	(In thousands of US Dollars)
As of July 1	(39,649)	(24,432)	(18,239)
Loss during the year	(293,445)	(15,217)	(6,193)
As of June 30	(333,094)	(39,649)	(24,432)

(22) Financial Instruments - Fair Value and Financial Risk management
This note explains Vast’s accounting classifications and fair values including its exposure to financial risks and how these risks could affect Vast’s future financial performance. Current year profit and loss information has been included where relevant to add further context.
(a)Accounting classifications and fair values
The following table shows the carrying amounts and fair values of financial liabilities, including their levels in the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value.

	June 30,
	2024	2023

	(In thousands of US Dollars)
Warrants liability designated at fair value – Level 1 hierarchy (1)	3,670	—
Nabors Backstop facility designated at fair value – Level 3 hierarchy (2)	6,953	—
Derivative financial instrument designated at fair value associated with EDF Promissory Note – Level 3 hierarchy (3)	561	—
Derivative financial instrument designated at fair value associated with Convertible Notes 3, 4 and 5 and Senior Convertible Notes – Level 3 hierarchy (4)	—	192

(1)Refer to Note 12. Warrants Liability for key valuation inputs applied to these warrants.
(2)The following table show the valuation technique used in measuring level 3 fair values for financial instruments measured at fair value as well as significant unobservable inputs used:

Type	Valuation technique	Significant unobservable inputs
Nabors Backstop facility designated at fair value – Level 3 hierarchy	Valuation have been determined by Discounted Cashflows	Probability of triggering contingent settlement feature: 0%
Refer to Note 13 – Borrowings and other financial liabilities - (b) Nabors Backstop Agreement for key valuation inputs.
(3)The following table show the valuation technique used in measuring level 3 fair values for financial instruments measured at fair value as well as significant unobservable inputs used:

Type	Valuation technique	Significant unobservable inputs
Derivative financial instrument designated at fair value – Level 3 hierarchy	Derivative valuations have been determined by a Black-Scholes formula adjusted for dilution	Risk free rate: 4.48% Volatility: 70%
A 10% increase in the volatility assumption would result in a change of $0.20 million in fair value of the derivative financial instrument as June 30, 2024 and 2023. A 10% increase in the risk-free rate assumption would not result in a material change in fair value of the derivative financial instrument as of June 30, 2024 and 2023.
(4)The following table shows the valuation technique used in measuring level 3 fair values for derivative financial instruments measured at fair value associated with Convertible Notes 3, 4, and 5 and Senior Convertible Notes as well as significant unobservable inputs used:

Type	Valuation technique	Significant unobservable inputs
Derivative financial instrument designated at fair value – Level 3 hierarchy	Derivative valuations have been determined by a Black-Scholes formula adjusted for dilution	Risk free rate: not applicable Volatility: not applicable

Reconciliation of level 3 fair values
The following table shows a reconciliation from the opening balances to the closing balances for Level 3 fair values.

Movements in derivative financial instruments	(In thousands of US Dollars)
Opening balance as of July 1, 2023	192
Additions – Embedded derivative associated to EDF Promissory Note	5,616
Additions – Embedded derivative associated to Senior Convertible Notes	288
Fair value changes recognised as unrealised loss in profit or loss – Embedded derivative associated with EDF Promissory Note	(4,925)
Fair value changes recognised as realised loss in profit or loss – Embedded derivative associated with Senior Convertible Notes	2,334
Fair value changes recognised as realised loss in profit or loss – Embedded derivative associated with Convertible Notes 3,4 and 5	168,042
Conversion to Issued Capital upon consummation of the Capital Reorganisation - Embedded derivatives associated with Convertible Notes 3,4 and 5 and Senior Convertible Notes	(170,986)
Closing balance as of June 30, 2024	561

Opening balance as of July 1, 2023	32
Fair value changes recognised as unrealised gain in profit or loss	(5)
Closing balance as of June 30, 2024	27
Fair value changes recognised as realised losses reflect the mark to market valuation for the embedded derivative related to the Existing Convertible Notes 3, 4 and 5, and Senior Convertible Notes for the period from July 1, 2023 to December 18, 2023. The valuation of these instruments immediately prior to the close of the capital reorganization arrangement have utilised a share price of $11.99 as the spot price, being Vast’s closing stock price on December 18, 2023. Derivative valuations have been determined by a Black- Scholes formula adjusted for dilution. Volatility of 40% has been applied as at December 18, 2023 against all tranches. Risk free rates of 5.63% (Convertible Notes 3, 4 and 5) and of 5.15% (Senior Convertible Notes) have been applied as at December 18, 2023. As of June 30, 2024 the risk free rate of 4.48% and volatility of 70% was used for the fair value assessment.

(b)Market risk
(i)Foreign exchange risk
Foreign exchange risk arises when future commercial transactions or recognised assets or liabilities are denominated in a currency that is not Vast’s functional currency i.e. AUD.
Exposure
Vast’s exposure to foreign currency risk at the end of the reporting period, expressed in EUR and USD are as follows:

	June 30,
	2024	2023

	(In thousands)
Trade payables
EUR	94	17
USD	62	66

Amounts recognised in profit or loss and other comprehensive income:
During the year, the following foreign exchange related amounts were recognised in profit or loss:

	Twelve Months Ended June 30,
	2024	2023	2022

	(In thousands of US Dollars)
Amounts recognised in profit or loss
Unrealised Currency Gain/(Loss)	3	1	(1)
Realised Currency (Loss)/Gains	(200)	14	2
	(197)	15	1
Given the limited exposure, Vast manages its foreign exchange risk exposure by monitoring exchange rates at regular intervals before making an informed decision to transact in such currencies.
(c)Credit risk
Credit risk is the risk of financial loss to Vast if a customer or counterparty to a financial instrument fails to meet its contractual obligations arising principally from Vast’s receivables from customers. Credit risk arises from cash and cash equivalents as well as credit exposures from customers, including outstanding receivables. The carrying amount of financial assets represents the maximum credit exposure.
Trade receivables
Vast’s exposure to credit risk is influenced mainly by the individual characteristics of each customer which are primarily government organisation and joint operator. Vast applies IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables. Management believes that Vast’s overall exposure to credit risk from Trade receivables to be not material.
Cash and cash equivalents
Vast held cash and cash equivalents of $11.1 million and $2.1 million as of June 30, 2024 and 2023, respectively. The cash and cash equivalents are held with bank and financial institution counterparties, which are rated AA- based on Standard and Poor’s ratings. Management believes that Vast’s overall exposure to credit risk from cash and cash equivalents to be not material.
(d)Liquidity risk
Liquidity risk is the risk that Vast will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. Vast’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to Vast’s reputation.
Vast’s exposure to Liquidity risk primarily pertains to the Promissory Note issued by HoldCo to EDF. Coupon interest is payable at the rate of 3% per annum on the principal outstanding while interest accrues daily and is capitalised and payable at maturity (i.e. December 14, 2028).

During the year ended June 30, 2024, as part of the Capital Reorganisation, Vast entered into a Noteholder Support and Loan Termination Agreement whereby each of the convertible notes held by AgCentral Energy were discharged and terminated in exchange for Ordinary Shares, as repayment of all the principal outstanding and accrued interest immediately prior to the de-SPAC process.

	As of June 30, 2024
	(In thousands of US Dollars)
	Carrying amount	Total contractual cash flows	2 months or less	3 – 36 months	Beyond 36 months
Promissory Note - EDF	(5,869)	10,928	—	—	(10,928)
Backstop Agreement - Nabors	(6,953)	6,953	—	(6,953)	—
Deferred consideration	(959)	994	—	(994)	—
Trade Payables	(5,157)	5,157	(5,157)	—	—
Warrants liability	(3,670)	3,670		(3,670)	—
Lease liabilities	(433)	578	(20)	(199)	(359)
Total non-derivatives	(23,040)	28,280	(5,177)	(11,816)	(11,287)

	As of June 30, 2023
	(In thousands of US Dollars)
	Carrying amount	Total contractual cash flows	2 months or less	3 – 36 months	Beyond 36 months
Convertible notes	(21,415)	21,708	—	(21,708)	—
Loan from shareholder	(5,531)	5,704	—	(5,704)	—
Deferred consideration	(955)	995	—	(995)	—
Trade Payables	(5,622)	5,622	(5,622)	—	—
Lease liabilities	(54)	57	(7)	(50)	—
Total non-derivatives	(33,577)	34,086	(5,629)	(28,457)	—
Derivative financial instruments	(192)	192	—	(192)	—
In order to manage its liquidity to fund the operating cash flows and maintain these minimum liquidity reserve levels, it is likely that additional working capital funding will be required. If Vast is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations and reducing overhead expenses.

(23) Contingent Asset, Liabilities & Commitments
1)In 2021, the Company received contributions from the Australian Renewable Energy Agency (ARENA) in relation to funding a 30 MW concentrated solar thermal power reference plant variation contract (variation funding agreement). In relation to the funding agreement, the arrangement includes a clause on change of control, which indicated that if the Company failed to get funding to build the facility in Australia by May 31, 2024 but obtains finance for an offshore facility before that period, it would give rise to the requirement to repay a proportion of funding received from ARENA. At reporting date and upon entering into BCA, the Company did not identify such circumstances, as significant progress has been made on this facility in Australia. Refer to Note 2 – Summary of Significant Accounting Policies — (b) Going concern..
2)On December 7, 2023, the Company entered into a Joint Development Agreement (“JDA”) with EDF, pursuant to which :

a.the Company and EDF will co-develop CSP Projects (as defined in the JDA) on an exclusive basis, subject to certain preexisting exceptions, in (i) Australia and, (ii) subject to certain conditions relating to expanding this exclusivity, other jurisdictions,
b.EDF will be provided with a right to elect to invest equity in CSP Projects which become Approved Projects (as defined in the JDA) and
c.the Company will have the right to be the exclusive supplier of CSP Technology to all Potential Eligible Projects, Eligible Projects and Approved Projects (each as defined in the JDA).

Pursuant to the EDF JDA, the parties have agreed to collaborate on certain development activities with respect to CSP Projects. The Company and EDF will establish a steering committee, composed of two appointees from each party, to oversee and govern the activities of the EDF JDA. Costs with respect to Eligible Projects developed under the EDF JDA will be borne by the parties equally. The EDF JDA also specifies that a joint venture agreement (“JVA”) will be entered into for each jointly developed project which reaches a certain stage of development. EDF has a right to invest in Approved Projects for an amount up to (1) 75% of the total equity capital for an Approved Project, and (2) up to 75% of the total equity capital of VS1, VS3 (a proposed 150 MW CSP facility with 12-18 hours of thermal storage located in Port Augusta, South Australia) and SM1 in the aggregate. Neither party will contribute any pre-existing background intellectual property used in the joint effort; however, intellectual property rights developed or derived by either party in connection with the EDF JDA will be jointly owned by both the Company and EDF, and each party grants the other party a royalty-free, non-exclusive license to other intellectual property used in connection with the EDF JDA.

The EDF JDA will automatically terminate upon the later of (1) seven years from the closing date of the EDF Note Purchase Agreement and (2) the date the parties entered into a JVA with respect to an Approved Project with an expected nameplate capacity equal to or exceeding 200 megawatts, which may include a JVA for VS1, VS3 and SM1. The EDF JDA contains customary provisions regarding certain events of default and each party’s right to terminate its obligations thereunder. In the event a party contemplates a Change of Control of such party, the other party must first consent to such Change of Control but such consent may not be unreasonably withheld or delayed if (1) the transferor is the Company, it continues to own 100% of the CSP Technology and the Background IP (as defined therein) and (2) the transferee continues to have the technical and financial capability to perform its obligations under the EDF JDA.

Refer to Note 14 – Interest in other entities for details regarding the joint agreement with EDF.

(24) Subsequent Events
The Company has assessed all events from June 30, 2024, up through September 9, 2024, which is the date these consolidated financial statements are available to be issued, there are no other material subsequent events that require disclosure in these consolidated financial statements.
(25) Capital reorganization (the “SPAC Merger”)
The Capital Reorganisation was accounted for as a capital reorganization by Vast. The merger was achieved by Vast issuing Ordinary Shares to NETC shareholders in exchange for the net liabilities of NETC as of the closing date.
The Capital Reorganisation was not within the scope of IFRS 3 because NETC did not meet the definition of a business in accordance with IFRS 3. Rather, the Capital Reorganisation was accounted for as an asset acquisition, with the difference between the fair value of the purchase consideration of NETC over the fair value of NETC’s identifiable net liabilities acquired expensed as service for stock exchange listing under IFRS 2.
Vast was determined to be the accounting acquirer based on the following:
◦Vast’s previous majority shareholder has a majority voting interest;
◦AgCentral Energy, a Legacy Vast Shareholder, has the ability to nominate the majority of the members of the Board;
◦The existing senior management of Vast continues to be the senior management following the Capital Reorganisation;
◦The business of Vast comprises the ongoing operations following the Capital Reorganisation; and
◦Vast was the larger entity, both in terms of substantive operations and number of employees.
Share based listing expenses of $106.0 million represent non-cash IFRS 2 charges recorded in connection with the consummation of the Capital Reorganisation.
The transaction is accounted for in accordance with IFRS 2 with an expense reflected for the difference between the fair value of the Ordinary Shares issued to NETC shareholders as compared to the fair value of NETC’s net assets or liabilities, as relevant, contributed. The fair value of the Ordinary Shares was determined based on a quoted market price of $11.99 per Ordinary share at closing as of December 19, 2023.
The estimated fair value of the equity instruments issued to NETC shareholders considers the impact of Ordinary Shares issuable to Legacy Vast Shareholders (i.e. AgCentral Energy and certain employees and former employees of Vast), upon the occurrence of certain Triggering Events or earlier, upon a change of control in accordance with the earnout provisions. Refer to Note 20 – Reserves for further details.
The fair value of share consideration of $94.8 million and NETC’s net liabilities of $11.2 million result in an excess of the fair value of the shares issued over the value of the net monetary assets acquired of $106.1 million. The difference is reflected as a share based listing expense of $106.0 million for the services provided by NETC in connection with the listing. The fair value calculation of $94.8 million is based on the estimated fair value of Ordinary Shares issued to NETC shareholders in connection with the SPAC Merger, including an estimated fair value of the Earnout Shares for NETC of $22.6 million.
These financial statements for the year ended June 30, 2024 give effect to the Capital Reorganisation and related transactions summarized below:

Ordinary Shares issued in exchange for the following (in thousands):
NETC Class A Common Stock(b)	805
Backstop Commitment Fee(f)	350
NETC Class F Common Stock(b)	3,000
Accelerated Earnback Shares(f)	1,500
Ordinary Shares issued	5,655

Fair value of Ordinary shares issued in exchange for NETC shares valued at $11.99 per share	67,799
Vast Warrants issued in exchange for NETC warrants(c)	4,129
Shares issued as settlement of transaction expenses(e)	307
Fair value of earnout for NETC Sponsor(g)(h)	22,576
Fair value of share consideration	94,811

Adjusted NETC’s net liabilities upon closing(a)	11,206
Total	106,017
(a)the merger of NETC with and into Neptune Merger Sub Inc., a wholly owned subsidiary of Vast, with NETC surviving the merger as a wholly-owned subsidiary of Vast. The net liabilities of NETC upon closing were as follows:

As at December 18, 2023 (in thousands)
Assets:
Cash	9,203
Prepaid expenses	1,325
Total assets	10,528
Liabilities:
Trade and Other Payables	21,525
Income taxes payable	209
Total liabilities	21,734

Total net liabilities	(11,206)
(b)the completion of the Vast pre-closing reorganization, which included the Existing Convertible Note Conversion, the MEP Share Conversion, and the Vast Split Adjustment; the exchange of all outstanding Founder Shares into 3 million Ordinary Shares, and all outstanding NETC Class A Shares that were not redeemed by the Class A shareholders into an equivalent number of Ordinary Shares;
(c)the exchange of all outstanding NETC Warrants into an equal number of Vast Warrants, with substantially the same terms;
(d)the entry into various agreements with CAG, under which CAG committed to invest $7 million of PIPE Financing. CAG and Vast agreed that this commitment would be satisfied by CAG’s purchase of Class A common stock of NETC from existing NETC stockholders who previously elected to redeem their shares in connection with the Capital Reorganisation and whose redemption election would be reversed. The $7 million included in Cash has been reflected in Issued Capital of Vast upon consummation of the Capital Reorganisation;
(e)the issuance of 171,569 Ordinary Shares to Guggenheim Securities as consideration for its services. A resulting loss of $0.3 million upon consummation of the Capital Reorganisation has been recorded within share based listing expenses;

(f)the issuance of 1.5 million Ordinary Shares as Accelerated Earnback Shares pursuant to the Nabors Backstop Agreement and issuance of 350,000 Ordinary Shares as Incremental Funding Commitment Fee pursuant to the October Notes Subscription Agreement.
(g)During the Earnout Period, Vast may issue up to an aggregate of 2.4 million additional Ordinary Shares to NETC Sponsor in three equal tranches and up to an aggregate of 1.3 million Ordinary Shares to Legacy Vast Shareholders in three equal tranches, upon the occurrence of each Triggering Event. Refer to Note 20 – Reserves for further details.
(h)Additionally, Vast may also issue 1.5 million Ordinary Shares to Legacy Vast Shareholders upon receiving a notice to proceed under a contract for the procurement of a concentrated solar power plant at Port Augusta, in South Australia. Refer to Note 20 – Reserves for further information.
Also included in the Capital Reorganisation, yet not forming part of the purchase consideration for the asset acquired are the following transactions:
•the entry into Equity Subscription Agreements and a Notes Subscription Agreement (including the October Notes Subscription Agreement) by Nabors Lux and AgCentral Energy to purchase up to $15 million each ($30.0 million combined) of Ordinary Shares for $10.20 per share through the issuance of up to $5.0 million to AgCentral Energy and $7.5 million to Nabors Lux of Senior Convertible Notes ($12.5 million combined of Senior Convertible Notes from time to time beginning on the date of signing of the BCA and ending on the Closing Date and $12.5 million to AgCentral Energy and $10.0 million to Nabors Lux ($22.5 million combined) of committed subscriptions under the PIPE Financing funded on the Closing Date;
•the entry into the Nabors Backstop Agreement (as amended by the amendment to the Nabors Backstop Agreement dated December 7, 2023) by Nabors Lux to provide $10.0 million backstop to Vast to underwrite the potential investment by additional investors provided that the amount of the backstop be reduced dollar-for-dollar by (a) the balance of cash remaining in NETC's trust account after giving effect to any redemptions of NETC Class A Common Stock by NETC public stockholders and (b) amounts invested by additional third parties (other than Nabors Lux, AgCentral Energy, CAG, EDF and their respective affiliates);
•the entry into the EDF Note Purchase Agreement to purchase the Promissory Note with an aggregate principal amount of EUR 10.0 million (equivalent to approximately $10.8 million on December 18, 2023);

The following summarized the number of Ordinary Shares issued upon closing of the Capital Reorganisation:

	Shares issued upon closing of the Capital Reorganisation
	Ownership in shares	%
Legacy Vast shareholders	20,499,999	70.0%
Other	804,616	2.7%
NETC initial stockholders	4,500,000	15.4%
Shares issued to Nabors Lux and AgCentral Energy in connection with financing transactions	3,315,700	11.3%
Shares issued as settlement of transaction expenses	171,569	0.6%
Total shares issued upon closing	29,291,884	100%

(26) Related Party Transactions
a)Majority Shareholders

		Place of incorporation	Ownership interest
Name	Type		2024	2023	2022
AgCentral Energy Pty Ltd	Parent	Australia	71	100%	—
AgCentral Pty Ltd	Parent	Australia	—	—	100%
Nabors Industries Ltd.	Shareholder	USA	32%	—	—
During the year ended June 30, 2023, under a tripartite novation deed, AgCentral Pty Ltd novated the totality of its ordinary shares to AgCentral Energy Pty Ltd.
b)Subsidiaries

		Place of incorporation	Ownership interest
Name	Type		2024	2023
Nabors Transition Energy Corp	Subsidiary	United States	100%	-%
Neptune Merger Sub, Inc.	Subsidiary	United States	-%	100%
NWQHPP Pty Ltd	Subsidiary	Australia	100%	100%
Solar Methanol 1 Pty Ltd	Subsidiary	Australia	100%	100%
Vast Solar Aurora Pty Ltd	Subsidiary	Australia	100%	100%
Vast Solar 1 Pty Ltd	Subsidiary	Australia	100%	100%
Vast Solar Consulting Pty Ltd	Subsidiary	Australia	100%	100%
Vast Employee Shareholdings Pty Ltd	Subsidiary	Australia	100%	-%
Vast Intermediate HoldCo Pty Ltd	Subsidiary	Australia	100%	-%
Vast Australia HoldCo Pty Ltd	Subsidiary	Australia	100%	-%
HyFuel Solar Refinery Pty Ltd	Subsidiary	Australia	100%	-%
Vast Renewables HoldCo Corp	Subsidiary	United States	100%	-%
Vast Renewables Management Services LLC	Subsidiary	United States	100%	-%
Vast US Projects HoldCo Corp	Subsidiary	United States	100%	-%
El Paso ProjectCo LLC	Subsidiary	United States	100%	-%

c)Transactions with other related parties
The following transactions occurred with related parties:

	For the year ended June 30,
	2024	2023	2022

	(In thousands of US Dollars)
Lease rental payment to other related parties	50	43	44
Loan drawn down from parent entity – subsequently converted to Issued Capital upon consummation of the Capital Reorganisation	12,500	4,015	1,838
Loan drawn down from investors – subsequently converted to Issued Capital upon consummation of the Capital Reorganisation	10,000	9,348	2,091
Backstop Facility drawn down from investors	6,953	—	—
Gain on modification of borrowings recognised in the Capital contribution reserve	(4,591)	1,139	1,697
Settlement of all Convertibles Notes, Senior Convertible Notes and Loans from Shareholder upon consummation of the Capital Reorganisation	(226,373)	—	—
Gain on revaluation of derivative financial instruments	170,376	(105)	(3)
Movement in Investment in joint venture	(206)	(242)	1,712
Share based payment expense for the transfer of 264,533 Ordinary Shares issued to the employee share trust and granted to certain employees of Vast.	1,676	—	—
d)Key management personnel compensation

	For the year ended June 30,
	2024	2023	2022

	(In thousands of US Dollars)
Short-term employee compensation/benefits	2,796	1,775	1,130
Share-based payment expense (1) (2)	1,189	—	—
Long-term employee compensation/benefits	29	27	10
	4,014	1,802	1,140
(1)Additional value allocated to the MEP shares as discussed in note Note 20 – Reserves, were recognised at fair value and expensed immediately through profit or loss during the twelve months ended June 30, 2024, within share based payment expense for $0.6 million.
(2)In addition, the Share based payment expense of $1.7 million for the transfer of 264,533 Ordinary Shares issued to the employee share trust and granted to certain employees of Vast, for the twelve months ended June 30, 2024 as shown above, includes a portion of $0.6 million for the shares granted to key management personnel.
In addition to the compensation outlined above, certain directors and executive officers of Vast are beneficiaries of Ordinary Shares. These shares were issued in settlement of MEP shares that had been granted, vested and expensed in previous years. The total number of Ordinary Shares, including NETC Warrants, issued to key management personnel is 3,616 during the twelve months ended June 30, 2024 (June 30, 2023: nil).

e)Outstanding balances arising from sales/purchases of goods and services
The following balances are outstanding at the end of the reporting period in relation to transactions with related parties:

	June 30,
	2024	2023

	(In thousands of US Dollars)
Trade and other receivables owed from related party - Nabors Lux 2 S.a.r.l.	—	—
Trade and other payables owed to related party - Capital Airport Group	—	(54)
Lease liabilities for lease arrangement with related party	33	—
f)Loans to/(from) related parties

	June 30,
	2024	2023

	(In thousands of US Dollars)
Loan to joint venture	456	225
Loan from shareholder	(6,953)	(5,531)
Loans from shareholder – Convertible Note 3	—	(8,762)
Loans from shareholder – Convertible Note 4	—	(4,405)
Loans from shareholder – Convertible Note 5	—	(1,114)
Loans from shareholder – Senior Convertible Note	—	(2,438)
g)Terms and conditions
Refer to Note 13 – Borrowings and other financial liabilities - (a) & (b) respectively, for terms and conditions primarily in relation to convertible notes and loan from shareholder. In relation to the leasing arrangement with related party, they have been entered into arm’s length basis.
(27) Cash Flow Information
a)Net cash used in operating activity
No cash interest and no cash taxes were paid during the year ended June 30, 2024 or June 30, 2023. The change in operating assets and liabilities, specifically Trade and other payables includes $18.7 million of payables from NETC that were extinguished upon consummation of the Capital Reorganisation. Refer to Note 25 – Capital reorganization (the “SPAC Merger”) for further details.
b)Net debt reconciliation
This section sets out an analysis of net debt and the movements in net debt for each of the periods presented.

	June 30,
Net debt	2024	2023

	(In thousands of US Dollars)
Cash and cash equivalents	11,081	2,060
Borrowings and other financial liabilities	(12,821)	(26,946)
Lease liabilities	(433)	(54)
Net debt	(2,172)	(24,940)

c)Net debt movements:

	Liabilities from financing activities
	Borrowings and other financial liabilities	Leases

	(In thousands of US Dollars)
Net debt as of July 1, 2021	(15,431)	(137)
Proceeds from loan from related party	(1,838)	—
Capital contribution (excluding tax impact)	2,315	—
Fixed payments	—	46
Interest payments	(2,109)	(10)
Interest expense	1,431	8
Net debt as of July 1, 2022	(15,632)	(93)
Proceeds from loan from related party	(11,138)	—
Capital contribution (excluding tax impact)	1,517	—
Fixed payments	—	43
Interest expense	(2,461)	(6)
Foreign exchange differences	767	3
Net debt as of June 30, 2023	(26,946)	(53)
Proceeds from loans	(35,285)	—
Additions	(5,000)	(394)
Conversion of loans from AgCentral Energy Ltd	34,447	—
Conversion of loans from Nabors Lux	15,000	—
Fair value of embedded derivatives	5,486	—
Fixed payments	—	55
Interest expense	(522)	(23)
Foreign exchange differences	—	(18)
Net debt as of June 30, 2024	(12,821)	(433)
d)Non-cash investing and financing activities
Non-cash investing and financing activities disclosed in other notes are:
•Right -of-use assets — See Note 16 – Right -of-use assets
•Grant of MEP shares and Earnout Shares — See Note 20 – Reserves
•Derivative financial instrument — See Note 13 – Borrowings and other financial liabilitiess
•Capital Reorganisation - See Note 25 – Capital reorganization (the “SPAC Merger”)

Item 19. Exhibits

Exhibit Number	Description
1.1	Constitution of Vast. (incorporated by reference to Exhibit 3.1 to Amendment No. 5 to the Registration Statement on Form F-4 (File No. 333-272058), filed with the SEC on November 20, 2023
2.1
Private Warrant Agreement, dated November 16, 2021, between Nabors Energy Transition Corp. and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 to Nabors Energy Transition Corp.’s Current Report on Form 8-K (File No. 001-41073) filed with the SEC on November 16, 2021).

2.2
Public Warrant Agreement, dated November 16, 2021, between Nabors Energy Transition Corp. and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.2 to Nabors Energy Transition Corp.’s Current Report on Form 8-K (File No. 001-41073) filed with the SEC on November 16, 2021).

2.3
Private Warrant Assignment, Assumption and Amendment Agreement, dated December 18, 2023, by and among Vast, NETC and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 2.3 to the Shell Company Report on Form 20-F (File No. 001-41891), filed with the SEC on December 22, 2023).

2.4
Public Warrant Assignment, Assumption and Amendment Agreement, dated December 18, 2023 by and among Vast, NETC and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 2.4 to the Shell Company Report on Form 20-F (File No. 001-41891), filed with the SEC on December 22, 2023).

2.5	Specimen Private Warrant Certificate (incorporated by reference to Exhibit 4.5 to Nabors Energy Transition Corp.’s Registration Statement on Form S-1 (File No. 333-256876), filed June 8, 2021).
2.6	Specimen Public Warrant Certificate (incorporated by reference to Exhibit 4.3 to Nabors Energy Transition Corp.’s Registration Statement on Form S-1 (File No. 333-256876), filed June 8, 2021).
2.7*	Description of Registrant's Securities.
4.1†
Business Combination Agreement, dated as of February 14, 2023, by and between Nabors Energy Transition Corp., Neptune Merger Sub Inc., Vast, Nabors Industries Ltd. and Nabors Energy Transition Sponsor LLC (incorporated by reference to Annex A to Amendment No. 5 to the Registration Statement on Form F-4 (File. No. 333-272058), filed with the SEC on November 20, 2023).

4.2
Amendment and Waiver to Business Combination Agreement, dated as of October 19, 2023, by and among Nabors Energy Transition Corp., Neptune Merger Sub Inc., Vast, Nabors Industries Ltd. and Nabors Energy Transition Sponsor LLC (incorporated by reference to Annex A-1 to Amendment No. 5 to the Registration Statement on Form F-4 (File. No. 333-272058), filed with the SEC on November 20, 2023).

4.3
Support Agreement, dated as of February 14, 2023, by and among Nabors Energy Transition Corp., Nabors Energy Transition Sponsor LLC, Vast, Nabors Lux 2 S.a.r.l. and the independent directors party thereto (incorporated by reference to Annex C to the proxy statement/prospectus to Amendment No. 5 to the Registration Statement on Form F-4 (File. No. 333-272058), filed with the SEC on November 20, 2023).

4.4
Amendment No. 1 to Support Agreement, dated as of October 19, 2023, by and among Nabors Energy Transition Corp., Nabors Energy Transition Sponsor LLC, Vast, Nabors Lux 2 S.a.r.l. and the independent directors party thereto (incorporated by reference to Annex C-1 to Amendment No. 5 to the Registration Statement on Form F-4 (File. No. 333-272058), filed with the SEC on November 20, 2023).

4.5
Form of Equity Subscription Agreement (incorporated by reference to Annex H to Amendment No. 5 to the Registration Statement on Form F-4 (File. No. 333-272058), filed with the SEC on November 20, 2023).

4.6
Services and Cost Reimbursement Agreement, dated as of February 14, 2023, by and between Nabors Corporate Services, Inc. and Vast (incorporated by reference to Exhibit 10.6 to Amendment No. 5 to the Registration Statement on Form F-4 (File. No. 333-272058), filed with the SEC on November 20, 2023).

4.7
Joint Development and License Agreement, dated as of February 14, 2023, by and between Nabors Energy Transition Ventures LLC and Vast (incorporated by reference to Exhibit 10.7 to Amendment No. 5 to the Registration Statement on Form F-4 (File. No. 333-272058), filed with the SEC on November 20, 2023).

Exhibit Number	Description
4.8
Exclusivity and Confidentiality Agreement, dated as of August 28, 2017, by and between Doosan Skoda Power s.r.o. and Vast (incorporated by reference to Exhibit 10.12 to Amendment No. 5 to the Registration Statement on Form F-4 (File. No. 333-272058), filed with the SEC on November 20, 2023).

4.9
Heliostat Manufacturing and Supply Agreement Binding Term Sheet, dated as of December 21, 2018, by and between sbp sonne gmbh and Vast (incorporated by reference to Exhibit 10.15 to Amendment No. 5 to the Registration Statement on Form F-4 (File. No. 333-272058), filed with the SEC on November 20, 2023).

4.10
Heliostat IP Agreement Binding Term Sheet, dated as of December 21, 2018, by and between sbp sonne gmbh and Vast (incorporated by reference to Exhibit 10.16 to Amendment No. 5 to the Registration Statement on Form F-4 (File. No. 333-272058), filed with the SEC on November 20, 2023).

4.11†#
Vast 2 Heliostat Collaboration (CSP Technology Collaboration Agreement), dated as of August 8, 2019, by and between schlaich bergermann partner, sbp sonne gmbh and Vast (incorporated by reference to Exhibit 10.17 to Amendment No. 5 to the Registration Statement on Form F-4 (File. No. 333-272058), filed with the SEC on November 20, 2023).

4.12#
Master Services and Collaboration Agreement, dated as of March 9, 2020, by and between Advisian Pty Ltd and Vast (incorporated by reference to Exhibit 10.19 to Amendment No. 5 to the Registration Statement on Form F-4 (File. No. 333-272058), filed with the SEC on November 20, 2023).

4.13
Exclusive Collaboration Agreement, dated as of December 9, 2020, by and between KSB SE & Co. and Vast (incorporated by reference to Exhibit 10.23 to Amendment No. 5 to the Registration Statement on Form F-4 (File. No. 333-272058), filed with the SEC on November 20, 2023).

4.14†#
Joint Development Agreement, New West Queensland Hybrid Power Project Feasibility Study, dated as of February 12, 2021, by and between Stanwell Corporation Limited and Vast (incorporated by reference to Exhibit 10.24 to Amendment No. 5 to the Registration Statement on Form F-4 (File. No. 333-272058), filed with the SEC on November 20, 2023).

4.15
Exclusive Collaboration Agreement, dated as of March 16, 2021, by and between Contralos Y Diseños Industriales S.A. and Vast (incorporated by reference to Exhibit 10.25 to Amendment No. 5 to the Registration Statement on Form F-4 (File. No. 333-272058), filed with the SEC on November 20, 2023).

4.16†
Option and License Deed, dated as of March 19, 2021, by and among James Lyne Lord, Marjorie Annette Lord and Vast (incorporated by reference to Exhibit 10.26 to Amendment No. 5 to the Registration Statement on Form F-4 (File. No. 333-272058), filed with the SEC on November 20, 2023).

4.17
Exclusive Collaboration Agreement, dated as of September 21, 2021, by and between Cockerill Maintenance et Ingénierie S.A. and Vast (incorporated by reference to Exhibit 10.28 to Amendment No. 5 to the Registration Statement on Form F-4 (File. No. 333-272058), filed with the SEC on November 20, 2023).

4.18
Share Sale and Purchase Agreement – SiliconAurora Pty Ltd, dated as of June 15, 2022, by and among 1414 Degrees Limited, Vast Solar Aurora Pty Ltd and Vast (incorporated by reference to Exhibit 10.30 to Amendment No. 5 to the Registration Statement on Form F-4 (File. No. 333-272058), filed with the SEC on November 20, 2023).

4.19
Conditional Offer of Funding – German-Australian Hydrogen Innovation and Technology Incubator (HyGATE), dated as of December 20, 2022, by and between Australian Renewable Energy Agency and Vast (incorporated by reference to Exhibit 10.32 to Amendment No. 5 to the Registration Statement on Form F-4 (File. No. 333-272058), filed with the SEC on November 20, 2023).

4.20#
Advancing Renewables Program Funding Agreement, dated as of January 27, 2023, by and between Australian Renewable Energy Agency and Vast (incorporated by reference to Exhibit 10.33 to Amendment No. 5 to the Registration Statement on Form F-4 (File. No. 333-272058), filed with the SEC on November 20, 2023).

4.21	Management Equity Plan Deed (incorporated by reference to Exhibit 10.35 to Amendment No. 5 to the Registration Statement on Form F-4 (File. No. 333-272058), filed with the SEC on November 20, 2023).
4.22
Amendment to Vast Solar Management Equity Plan, dated as of February 14, 2023 (incorporated by reference to Exhibit 10.36 to Amendment No. 5 to the Registration Statement on Form F-4 (File. No. 333-272058), filed with the SEC on November 20, 2023).

Exhibit Number	Description
4.23†
Vast Solar Management Equity Plan – De-SPAC Side Deed, dated as of February 14, 2023 (incorporated by reference to Exhibit 10.37 to Amendment No. 5 to the Registration Statement on Form F-4 (File. No. 333-272058), filed with the SEC on November 20, 2023).

4.24
Pre-Works Agreement for Port Augusta Project, dated as of April 24, 2023, by and between Doosan Skoda Power s.r.o. and Vast (incorporated by reference to Exhibit 10.41 to Amendment No. 5 to the Registration Statement on Form F-4 (File. No. 333-272058), filed with the SEC on November 20, 2023).

4.25†
Technological Cooperation Agreement, dated as of May 16, 2013, by and between MSSA SAS and Vast (incorporated by reference to Exhibit 10.42 to Amendment No. 5 to the Registration Statement on Form F-4 (File. No. 333-272058), filed with the SEC on November 20, 2023).

4.26
General Conditions Governing the Works to be Carried out by John Cockerill Renewable S.A. and its subsidiaries, dated as of June 7, 2023, by and between John Cockerill Renewable S.A. and Vast (incorporated by reference to Exhibit 10.43 to Amendment No. 5 to the Registration Statement on Form F-4 (File. No. 333-272058), filed with the SEC on November 20, 2023).

4.27†
Fichtner Proposal, dated as of June 8, 2023, by and between Fichtner Australia Pty Ltd and Vast (incorporated by reference to Exhibit 10.44 to Amendment No. 5 to the Registration Statement on Form F-4 (File. No. 333-272058), filed with the SEC on November 20, 2023).

4.28#
Minor Supply Agreement, dated as of July 10, 2023, by and between Contralos Y Diseños Industriales S.A. and Vast (incorporated by reference to Exhibit 10.45 to Amendment No. 5 to the Registration Statement on Form F-4 (File. No. 333-272058), filed with the SEC on November 20, 2023).

4.29†
Master Agreement, dated as of October 19, 2023, by and among Vast, Nabors Industries Ltd., Nabors Energy Transition Corp., Nabors Energy Transition Sponsor LLC, Nabors Lux 2 S.a.r.l, Neptune Merger Sub, Inc. and AgCentral Energy Pty Limited (incorporated by reference to Exhibit 10.48 to Amendment No. 5 to the Registration Statement on Form F-4 (File. No. 333-272058), filed with the SEC on November 20, 2023).

4.30
Backstop Agreement, dated as of October 19, 2023, by and between Vast and Nabors Lux 2 S.a.r.l. (incorporated by reference to Annex J to Amendment No. 5 to the Registration Statement on Form F-4 (File. No. 333-272058), filed with the SEC on November 20, 2023).

4.31
Amendment No. 1 to Backstop Agreement, dated as of December 8, 2023, by and between Vast and Nabors Lux 2 S.a.r.l. (incorporated by reference to Exhibit 4.53 to the Shell Company Report on Form 20-F (File No. 001-41891), filed with the SEC on December 22, 2023).

4.32
Note Purchase Agreement, dated as of December 7, 2023, by and among Vast, Vast Intermediate HoldCo Pty Ltd and EDF Australia Pacific Pty Ltd (incorporated by reference to Exhibit 4.60 to the Shell Company Report on Form 20-F (File No. 001-41891), filed with the SEC on December 22, 2023).

4.33
Joint Development Agreement, dated as of December 7, 2023, by and between Vast and EDF Australia Pacific Pty Ltd (incorporated by reference to Exhibit 4.61 to the Shell Company Report on Form 20-F (File No. 001-41891), filed with the SEC on December 22, 2023).

4.34
Parent Company Guarantee, dated as of December 7, 2023, by and between Vast and EDF Australia Pacific Pty Ltd (incorporated by reference to Exhibit 4.62 to the Shell Company Report on Form 20-F (File No. 001-41891), filed with the SEC on December 22, 2023).

4.35
Loan Agreement, dated as of December 8, 2023, by and between Vast and Nabors Lux 2 S.a.r.l. (incorporated by reference to Exhibit 4.63 to the Shell Company Report on Form 20-F (File No. 001-41891), filed with the SEC on December 22, 2023).

4.36
Non-Redemption Agreement, dated December 13, 2023, by and among Nabors Energy Transition Company, Vast and CT Investments Group Pty Limited (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Nabors Energy Transition Company (File No. 001-41073) on December 14, 2023).

4.37†
Side Letter Agreement, dated December 14, 2023, by and among Vast, Nabors Lux 2 S.a.r.l., Nabors Energy Transition Sponsor LLC, Nabors Energy Transition Corp., and Nabors Corporate Services, Inc. (incorporated by reference to Exhibit 4.65 to the Shell Company Report on Form 20-F (File No. 001-41891), filed with the SEC on December 22, 2023).

4.38
Shareholder and Registration Rights Agreement, dated December 18, 2023, by and among Vast and the holders party thereto (incorporated by reference to Exhibit 2.7 to the Shell Company Report on Form 20-F (File No. 001-41891), filed with the SEC on December 22, 2023).

Exhibit Number	Description
4.39#
Advancing Renewables Program Funding Agreement, dated as of December 23, 2023, by and between Solar Methanol 1 Pty Ltd and the Australian Renewable Energy Agency (incorporated by reference to Exhibit 10.65 to the Registration Statement on Form F-1 (File No. 333-277574), filed with the SEC on February 29, 2024).

4.40	Form of Deed of Access Insurance and Indemnity (incorporated by reference to Exhibit 10.66 to the Registration Statement on Form F-1 (File No. 333-277574), filed with the SEC on February 29, 2024).
4.41	Equity Plan of Vast Renewables Limited (incorporated by reference to Exhibit 10.67 to the Registration Statement on Form F-1 (File No. 333-277574), filed with the SEC on February 29, 2024).
4.42
Vast Renewables Limited Employee Share Trust Trust Deed, dated December 18, 2023, by and between Vast and Vast Employee Share Holdings Pty Ltd (incorporated by reference to Exhibit 10.68 to the Registration Statement on Form F-1 (File No. 333-277574), filed with the SEC on February 29, 2024).

4.43†	Form of Equity Plan Offer Letter (incorporated by reference to Exhibit 10.69 to the Registration Statement on Form F-1 (File No. 333-277574), filed with the SEC on February 29, 2024).
4.44†#
Early Contractor Involvement ECI Services Agreement, dated as of February 16, 2024, by and between Vast and Primero Group Limited (incorporated by reference to Exhibit 10.70 to Post-Effective Amendment No. 1 to the Registration Statement on Form F-1 (File No. 333-277574), filed with the.SEC on April 25, 2024).

4.45†#
Agreement for Consultancy and Professional Services, dated as of April 2, 2024, by and between Vast and Worley Services Pty Ltd (incorporated by reference to Exhibit 10.71 to Post-Effective Amendment No. 1 to the Registration Statement on Form F-1 (File No. 333-277574), filed with the SEC on April 25, 2024).

8.1	List of Subsidiaries of Vast (incorporated by reference to Exhibit 21.1 to the Registration Statement on Form F-1 (File No. 333-277574), filed with the SEC on February 29, 2024).
11.1	Code of Conduct and Ethics (incorporated by reference to Exhibit 11.1 to Shell Company Report on Form 20-F (File No. 001-41891), filed with the SEC on December 22, 2023).
11.2*	Insider Trading Compliance Policy.
12.1*	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1**	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2**	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1*	Policy for the Recovery of Erroneously Awarded Compensation.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)
_____________________________________________
*    Filed herewith.
**    Furnished herewith.
†Schedules to this exhibit have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company hereby agrees to furnish a copy of any omitted schedules to the Commission upon request.
#Certain information has been redacted from this exhibit pursuant to Item 601(b)(10)(iv) of Regulation S-K because it is both not material and is the type that the Company treats as private or confidential. The Registrant hereby agrees to furnish an unredacted copy of the exhibit and its materiality and privacy or confidentiality analyses to the Commission upon request.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20‑F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Vast Renewables Limited

Date: September 9, 2024	By:	/s/ Marshall D. Smith
Name: Marshall D. Smith Title: Chief Financial Officer