Form 20-F/A
period 2024-06-30
Vast Renewables Ltd
filed 2024-11-07
CIK 1964630

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F/A
(Amendment No. 1)
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
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐   Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☒

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment”) to the Annual Report on Form 20-F for the year ended June 30, 2024, originally filed with the U.S. Securities and Exchange Commission on September 9, 2024 (the “Original Form 20-F”) is being by filed by Vast Renewables Limited (the “Company,” “we,” “us” or “our”) to amend Item 8, Item 17 and Item 18 to provide, pursuant to Rule 3-09 of Regulation S-X, separate unaudited financial statements of SiliconAurora Pty Ltd, for the year ended June 30, 2024 and audited financials for the years ended June 30, 2023 and 2022 because SiliconAurora Pty Ltd was significant under Rule 3-09 of Regulation S-X for the years ended June 30, 2023 and 2022, but not for the year ended June 30, 2024.
Pursuant to Rule 12b-15 promulgated under the Securities Exchange Act of 1934, as amended, we have included the entire text of Item 8, Item 17 and Item 18 of the Original Form 20-F in this Amendment. However, there have been no changes made to such items other than the changes stated in the immediately preceding paragraph. As required by Rule 12b-15, new certifications by our principal executive officer and principal financial officer are being filed or furnished, as applicable, as Exhibits 12.1, 12.2, 13.1 and 13.2 to this Amendment.
Except as otherwise expressly noted, this Amendment does not modify or update in any way (i) the consolidated financial position, the results of operations or cash flows of the Company, or (ii) the disclosures in or exhibits to the Original Form 20-F; nor does it reflect events occurring after the filing of the Original Form 20-F. Among other things, forward-looking statements made in the Original Form 20-F have not been revised to reflect events that occurred or facts that became known to us after the filing of the Original Form 20-F, and such forward-looking statements should be read in their historical context. Furthermore, this Amendment should be read in conjunction with the Original Form 20-F and any subsequent filings with the U.S. Securities and Exchange Commission.

1

PART I
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
2

PART III
Item 17. Financial Statements
We have provided consolidated financial statements pursuant to Item 18.
3

Item 18. Financial Statements
The unaudited financial statements of SiliconAurora Pty Ltd for the year ended June 30, 2024 and audited financial statements of SiliconAurora Pty Ltd for the years ended June 30, 2023 and 2022 are included in pages F-58 – F-79 of this Amendment.

As presented herein, Vast publishes its consolidated financial statements in U.S. dollars. SiliconAurora publishes its financial statements in Australian dollars.

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

SiliconAurora Pty Ltd
ABN 14 606 360 169

Financial Statements
For the years ended June 30, 2024, 2023 and 2022

SILICONAURORA PTY LTD
STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
AS AT JUNE 30, 2024*, 2023 and 2022

	Note	Unaudited 2024*	Audited 2023	Audited 2022
		$	$	$
Expenses
Aurora Energy Project development costs		(304,819)	—	—
Administrative and professional expenses		(394,755)	(526,231)	(606,303)
Employee benefits expense		—	—	(244,892)
Depreciation and amortisation expense		(69,918)	(69,698)	(48,635)
Other expenses		(3,961)	(34,776)	(44,423)
Finance costs		(120,859)	(120,270)	(90,723)
Total expenses		(894,312)	(750,975)	(1,034,976)

Loss before income tax expense		(894,312)	(750,975)	(1,034,976)

Income tax expense	4	—	—	—

Loss after income tax expense for the year attributable to the owners of SiliconAurora Pty Ltd	14	(894,312)	(750,975)	(1,034,976)

Other comprehensive income for the year, net of tax		—	—	—

Total comprehensive income for the year attributable to the owners of SiliconAurora Pty Ltd		(894,312)	(750,975)	(1,034,976)
* Not covered by the auditor’s report
The above statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes

SILICONAURORA PTY LTD
STATEMENT OF FINANCIAL POSITION
AS AT 30 JUNE 2024* and 2023

	Note	Unaudited 2024*	Audited 2023
		$	$
Assets
Current assets
Cash and cash equivalents	5	144,382	—
Trade and other receivables	6	47,951	10,879
Other assets	8	2,522	3,450
Total current assets		194,855	14,329

Non-current assets
Property, plant and equipment	9	40,315	51,590
Right-of-use assets	7	1,993,105	2,051,747
Total non-current assets		2,033,420	2,103,337

Total assets		2,228,275	2,117,666

Liabilities

Current liabilities
Trade and other payables	10	313,062	231,136
Lease liabilities	12	110,000	110,000
Total current liabilities		423,062	341,136

Non-current liabilities
Borrowings	11	1,522,000	719,864
Lease liabilities	12	2,120,095	1,999,236
Total non-current liabilities		3,642,095	2,719,100

Total liabilities		4,065,157	3,060,236

Net liabilities		(1,836,882)	(942,570)

Equity
Issued capital	13	2,212,244	2,212,244
Accumulated losses	14	(4,049,126)	(3,154,814)
Total equity		(1,836,882)	(942,570)
* Not covered by the auditor’s report
The above statement of financial position should be read in conjunction with the accompanying notes

SILICONAURORA PTY LTD
STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED JUNE 30, 2024*, 2023 and 2024

	Issued capital	Accumulated losses	Total equity
	$	$	$
Audited
Balance at July 1, 2021	1,000	(1,368,863)	(1,367,863)
Loss after income tax expense for the year	—	(1,034,976)	(1,034,976)
Other comprehensive income for the year, net of tax	—	—	—
Total comprehensive income for the year	—	(1,034,976)	(1,034,976)
Debt to Equity Swap	2,211,244	—	2,211,244
Balance at June 30, 2022	2,212,244	(2,403,839)	(191,595)

	Issued capital	Accumulated losses	Total equity
	$	$	$
Audited
Balance at July 1, 2022	2,212,244	(2,403,839)	(191,595)
Loss after income tax expense for the year	—	(750,975)	(750,975)
Other comprehensive income for the year, net of tax	—	—	—
Total comprehensive income for the year	—	(750,975)	(750,975)
Balance at June 30, 2023	2,212,244	(3,154,814)	(942,570)

	Issued capital	Accumulated losses	Total equity
	$	$	$
Unaudited
Balance at July 1, 2023	2,212,244	(3,154,814)	(942,570)
Loss after income tax expense for the year	—	(894,312)	(894,312)
Other comprehensive income for the year, net of tax	—	—	—
Total comprehensive income for the year	—	(894,312)	(894,312)
Balance at June 30, 2024*	2,212,244	(4,049,126)	(1,836,882)
* Not covered by the auditor’s report
The above statement of change in equity should be read in conjunction with the accompanying notes

SILICONAURORA PTY LTD
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2024*, 2023 and 2024

	Note	Unaudited 2024*	Audited 2023	Audited 2022
		$	$	$
Cash flows from operating activities
Loss before income tax expense for the year		(894,312)	(750,975)	(1,034,976)

Adjustments for:
Depreciation and amortisation		69,918	69,698	48,635
Finance costs		120,859	10,272	90,723
Property, plant and equipment purchased		—	(4,092)	—
		(703,535)	(675,097)	(895,618)

Change in operating assets and liabilities:
Increase in trade and other receivables		(37,073)	(10,879)	—
Increase in prepayments		928	(3,450)	—
Increase in trade and other payables		81,926	96,664	32,897

		(657,754)	(592,762)	(862,721)
Transactions funded via shareholder loans	11	102,136	592,762	861,721
Net cash used in operating activities		(555,618)	—	(1,000)

Net cash from investing activities		—	—	—

Cash flows from financing activities
Proceeds from shareholder loans	11	700,000	—	—
Net cash from financing activities		700,000	—	—
Net increase in cash and cash equivalents		144,382	—	(1,000)
Cash and cash equivalents at the beginning of the financial year		—	—	1,000
Cash and cash equivalents at the end of the financial year	5	144,382	—	—
At June 30, 2023 the company held no cash or cash equivalents. All transactions during the period 1 July 2022 to 20 June 2023 have been funded via shareholder loans (note 19) and (note 21).
* Not covered by the auditor’s report
The above statement of cashflow should be read in conjunction with the accompanying notes

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2024 (Not covered by the auditor’s report), 2023 and 2024
Note 1. General Information
The financial statements cover SiliconAurora Pty Ltd ("the company") as an individual entity. The financial statements are presented in Australian dollars, which is SiliconAurora Pty Ltd's functional and presentation currency.
The information presented in this report for the year ended June 30, 2024 are unaudited, while the June 30, 2023 and 2022 information are audited.
SiliconAurora Pty Ltd is a company limited by shares, incorporated and domiciled in Australia. Its current registered office and principal place of business is:
Western Plant, Door 1
1 Watts Road, Tonsley SA 5042
On May 8, 2024 the company moved into its new principal place of business in Tonsley, SA. Prior to this date the company's registered office and principal place of business was:
136 Daws Road
Melrose Park, SA 5039
Principal activities
The principal activity of the company is to develop and commercialise solar generation and energy storage technologies.
The shareholders of the company have entered into a Shareholders Agreement to govern the ongoing operation of SiliconAurora and the development of the Aurora Energy Project ('AEP' or 'the Project').
SiliconAurora holds the developmental approval for the AEP. The Project is intended to comprise various stages, including:
(1)‘Stage 1’ (BESS Project) – the first stage of the project, being a 140MW/140MWh BESS (1 hour capacity storage), including 33kV connection to electricity network;
(2)‘Stage 2’ (CSP Project) – being construction of a concentrated solar power electricity generation plant.
(3)‘Stage 3’ (Solar PV) – being construction of solar photovoltaic electricity generation facilities, and
(4)'Stage 4’ (TESS Project) – being construction of a thermal energy storage solution (TESS) pilot plant.
Under the terms of the Shareholder Agreement, the company will continue to be the legal and beneficial owner of all the assets comprising the Stage 1 BESS Project. The shareholders will contribute to and co-fund the activities associated to the BESS Project in accordance with the Shareholder Agreement.
In addition, under the terms of the Shareholders Agreement, the company grants Vast Solar Aurora Pty Ltd (VSA) or its wholly owned subsidiary the exclusive right to carry out Stage 2 CSP Project in accordance with the Shareholder Agreement.  VSA will incur all costs and expenses and take all risks in relation to the CSP Project. VSA will derive all economic benefits and bear all liability and expenses associated with the CSP Project.  In relation to Stage 4 TESS Project, the company grants 1414 Degrees Limited (14D) or its wholly owned subsidiary the exclusive right to carry out Stage 4 TESS Project in accordance with the Shareholder Agreement. 14D will incur all costs and expenses and take all risks in relation to the TESS Project. 14D will derive all economic benefits and bear all liability and expenses associated with the TESS Project.
On April 9, 2024 it was announced that SiliconAurora Pty Ltd had entered into a term sheet with Vast Solar 1 Pty Ltd and OZ Minerals Services Pty Ltd, a subsidiary of BHP Group Limited. The Term Sheet sets out an in-principle process in respect of SiliconAurora and Vast Solar potentially obtaining access to the ElectraNet owned 275kV Hill-to-Hill Transmission Line to connect the initial stages of the Aurora Energy Precinct.
The financial statements were authorised for issue, in accordance with a resolution of directors, on November 5, 2024. The directors have the power to amend and reissue the financial statements.
Note 2. Material accounting policy information
The accounting policies that are material to the company are set out either in the respective notes or below. The accounting policies adopted are consistent with those of the previous financial year, unless otherwise stated.

Basis of preparation
The general purpose financial statements comply with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).
Historical cost convention
The financial statements have been prepared under the historical cost convention, except for, where applicable, the revaluation of financial assets and liabilities at fair value through profit or loss, financial assets at fair value through other comprehensive income, investment properties, and certain classes of property, plant and equipment.
Critical accounting estimates
The preparation of the financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the company's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in note 3.
Going concern
The financial report has been prepared on the basis of a going concern. The financial report shows the company incurred a net loss of $894,312 (2023: $750,975) and has a net liability position of $1,836,882 (2023: $942,570) at June 30, 2024. The net liability amount includes liabilities related to operating and investing activities.
The company expects that it will continue to incur significant cash outflows to fund its operations and to meet all of its obligations, including interest and principal payments on the outstanding debt. It is dependent on its shareholders continuing to fund the development expenditure as set out in the Shareholder Agreement. As such the company is dependant on both of its shareholders continuing as a going concern.
As a result, there is material uncertainty related to events or conditions that may cast significant doubt on the company's ability to continue as a going concern and therefore the company may be unable to realise its assets and discharge its liabilities in the normal course of business. No allowance for such circumstances has been made in the financial report. However, the directors believe that the company will be successful in the above matters and, accordingly, have prepared the financial report on a going concern basis.
Income tax
The income tax expense or benefit for the period is the tax payable/(receivable) on that period's taxable income based on the applicable income tax rate for each jurisdiction, adjusted by the changes in deferred tax assets and liabilities attributable to temporary differences, unused tax losses and the adjustment recognised for prior periods, where applicable.
Deferred tax assets and liabilities are recognised for temporary differences at the tax rates expected to be applied when the assets are recovered or liabilities are settled, based on those tax rates that are enacted or substantively enacted, except for:
•When the deferred income tax asset or liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and that, at the time of the transaction, affects neither the accounting nor taxable profits; or
•When the taxable temporary difference is associated with interests in subsidiaries, associates or joint ventures, and the timing of the reversal can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.
Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.
The carrying amount of recognised and unrecognised deferred tax assets are reviewed at each reporting date. Deferred tax assets recognised are reduced to the extent that it is no longer probable that future taxable profits will be available for the carrying amount to be recovered. Previously unrecognised deferred tax assets are recognised to the extent that it is probable that there are future taxable profits available to recover the asset.
Deferred tax assets and liabilities are offset only where there is a legally enforceable right to offset current tax assets against current tax liabilities and deferred tax assets against deferred tax liabilities; and they relate to the same taxable authority on either the same taxable entity or different taxable entities which intend to settle simultaneously.
Current and non-current classification
Assets and liabilities are presented in the statement of financial position based on current and non-current classification.
An asset is classified as current when: it is either expected to be realised or intended to be sold or consumed in the company's normal operating cycle; it is held primarily for the purpose of trading; it is expected to be realised within 12 months after the reporting period; or the asset is cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least 12 months after the reporting period. All other assets are classified as non-current.
A liability is classified as current when: it is either expected to be settled in the company's normal operating cycle; it is held primarily for the purpose of trading; it is due to be settled within 12 months after the reporting period; or there is no unconditional right to defer the settlement of the liability for at least 12 months after the reporting period. All other liabilities are classified as non-current.
Deferred tax assets and liabilities are always classified as non-current.
Finance costs
Finance costs attributable to qualifying assets are capitalised as part of the asset. All other finance costs are expensed in the period in which they are incurred.
Goods and Services Tax ('GST')
Revenues, expenses and assets are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the tax authority. In this case it is recognised as part of the cost of the acquisition of the asset or as part of the expense.

Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the tax authority is included in other receivables or other payables in the statement of financial position.
Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the tax authority.
New Accounting Standards and Interpretations not yet mandatory or early adopted
There are currently no International Financial Reporting Standards and Interpretations that have recently been issued or amended but are not yet mandatory that are relevant to the company. As such there are no International Financial Reporting Standards that have been early adopted by the company for the annual reporting period ended June 30, 2024.
Note 3. Critical accounting judgements, estimates and assumptions
The preparation of the financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts in the financial statements. Management continually evaluates its judgements and estimates in relation to assets, liabilities, contingent liabilities, revenue and expenses. Management bases its judgements, estimates and assumptions on historical experience and on other various factors, including expectations of future events, management believes to be reasonable under the circumstances. The resulting accounting judgements and estimates will seldom equal the related actual results. The judgements, estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities (refer to the respective notes) within the next financial year are discussed below.
Estimation of useful lives of assets
The company determines the estimated useful lives and related depreciation and amortisation charges for its property, plant and equipment assets at each reporting date. The useful lives could change significantly as a result of technical innovations or some other event. The depreciation and amortisation charge will increase where the useful lives are less than previously estimated lives, or technically obsolete or non-strategic assets that have been abandoned or sold will be written off or written down.
Impairment of property, plant and equipment
The company assesses impairment of property, plant and equipment at each reporting date by evaluating conditions specific to the company and to the particular asset that may lead to impairment. If an impairment trigger exists, the recoverable amount of the asset is determined. This involves fair value less costs of disposal or value-in-use calculations, which incorporate a number of key estimates and assumptions.
Lease term
The lease term is a significant component in the measurement of both the right-of-use asset and lease liability. Judgement is exercised in determining whether there is reasonable certainty that an option to extend the lease or purchase the underlying asset will be exercised, or an option to terminate the lease will not be exercised, when ascertaining the periods to be included in the lease term. In determining the lease term, all facts and circumstances that create an economical incentive to exercise an extension option, or not to exercise a termination option, are considered at the lease commencement date. Factors considered may include the importance of the asset to the company's operations; comparison of terms and conditions to prevailing market rates; incurrence of significant penalties; existence of significant leasehold improvements; and the costs and disruption to replace the asset. The company reassesses whether it is reasonably certain to exercise an extension option, or not exercise a termination option, if there is a significant event or significant change in circumstances. Please refer to note 7 for further information.

Lease term - project start date
The lease payment indexation of 2.5% is based on certain number of years following the project start date of AEP. The company estimates the project start date in the year of 2024 and therefore the lease payment increment of 2.5% will first apply in 2029. Any change in the project start date will have an impact on the future lease payments and will require remeasurement of lease liabilities.
Incremental borrowing rate
Where the interest rate implicit in a lease cannot be readily determined, an incremental borrowing rate is estimated to discount future lease payments to measure the present value of the lease liability at the lease commencement date. Such a rate is based on what the company estimates it would have to pay a third party to borrow the funds necessary to obtain an asset of a similar value to the right-of-use asset, with similar terms, security and economic environment.
Note 4. Income tax expense

	Unaudited 2024	Audited 2023	Audited 2022
	$	$	$
Numerical reconciliation of income tax expense and tax at the statutory rate
Loss before income tax expense	(894,312)	(750,975)	(1,034,976)

Tax at the statutory tax rate of 25%	(223,578)	(187,744)	(258,744)

Current year tax losses not recognised	209,013	180,306	244,240
Current year temporary differences not recognised	14,565	7,438	14,504
Income tax expense	—	—	—

	Unaudited 2024	Audited 2023	Audited 2022
	$	$	$
Tax losses not recognised
Unused tax losses for which no deferred tax asset has been recognised	3,894,404	3,286,163	2,564,937
Potential tax benefit @ 25%	973,601	821,541	641,234
The above potential tax benefit for tax losses have not been recognised and are only recognised where probable that future taxable amounts will be available to utilise those temporary differences and losses.

	Unaudited 2024	Audited 2023	Audited 2022
	$	$	$
Deferred tax assets/(liabilities)
Deferred tax comprises temporary differences attributable to:
Right of use assets	(498,276)	(512,937)	(527,598)
Lease liability	557,524	527,309	524,741
Accrued expenses	—	—	6,118
Legal expenses	5,621	8,432	11,243

Prepayments	—	(862)	—
Total deferred tax	64,869	21,942	14,504
The above potential tax benefit for the year ended June 30, 2024, which excludes tax losses, for deductible temporary differences has not been recognised in the statement of financial position as the recovery of this benefit is uncertain.
Note 5. Cash and cash equivalents

	Unaudited 2024	Audited 2023
	$	$
Current assets
Cash at bank	144,382	—
Accounting policy for cash and cash equivalents
Cash and cash equivalents include cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.
During the period ended June 30, 2023 the company held no cash or cash equivalents and all transactions have been funded via a shareholder loan from 1414 Degrees Limited and Vast Renewables Limited.
Note 6. Trade and other receivables

	Unaudited 2024	Audited 2023
	$	$
Current assets
Goods and Services Tax receivable	47,951	10,879
Accounting policy for trade and other receivables
Other receivables are recognised at amortised cost, less any allowance for expected credit losses.
Note 7. Right-of-use assets

	Unaudited 2024	Audited 2023
	$	$
Non-current assets
Tripartite agreement - pastoral lease	2,252,815	2,252,815
Less: Accumulated depreciation	(259,710)	(201,068)
	1,993,105	2,051,747
On March 27, 2018 the company entered into a tripartite agreement for a pastoral lease with Buckleboo Nominees Pty Ltd ATF David Michael Family Trust (“Pastoralist”) and The Minister for Sustainability, Environment and Conservation (“Minister”). The Pastoralist has agreed to surrender a parcel of land from its existing tenure under the Pastoral Act so that a tenure can be granted to SiliconAurora under the Crown Land Act.

The term of the lease is for 40 years and the subsequent lease payment dates are the 12 month anniversary of the lease commencement date which is June 27, 2018.
On November 20, 2018 the crown lease agreement was fully executed pursuant to the original tripartite agreement to allot and surrender the parcel of land, together with a free and unrestricted right of way over the area. The terms and conditions of this crown lease were outlined in the original tripartite agreement.  On March 18, 2022 the lease agreement was amended to include the following material changes:
•to include a clause "Option to extend Guarantee Start Date". Under this the company may by notice to the other parties given at least 6 months and no longer than 12 months prior to August 31, 2024 extend the Guarantee Start Date to a date no later than August 31, 2026. This does not impact the overall term of the lease.
•lease payments were increased. The original agreement had payments of $110,000 that decreased to $55,000 in year 6. The lease payments then subsequently increase each year by 2.5%. The new agreement has lease payments of $110,000 that will increase by 2.5% each year, three years after the project commences. It is expected that the project will commence in the 2024 year.
The discount rate applied to the lease before the agreement was amended was 6.23%. After the lease was amended the discount rate was updated to 5.73%.
Reconciliations
Reconciliations of the carrying amounts at the beginning and end of the current and previous financial year are set out below:

Pastoral Lease
$
Balance at July 1, 2021	1,091,111
Depreciation expense prior to lease modification	(22,420)
Lease modification increment (March 18, 2022)	1,071,737
Depreciation expense post lease modification	(30,038)

Balance at July 1, 2022	2,110,390
Depreciation expense	(58,643)

Balance at June 30, 2023	2,051,747
Depreciation expense	(58,642)
Balance at June 30, 2024	1,993,105
Accounting policy for right-of-use assets
A right-of-use asset is recognised at the commencement date of a lease. The right-of-use asset is measured at cost, which comprises the initial amount of the lease liability, adjusted for, as applicable, any lease payments made at or before the commencement date net of any lease incentives received, any initial direct costs incurred, and, except where included in the cost of inventories, an estimate of costs expected to be incurred for dismantling and removing the underlying asset, and restoring the site or asset.
Right-of-use assets are depreciated on a straight-line basis over the unexpired period of the lease or the estimated useful life of the asset, whichever is the shorter. Where the company expects to obtain ownership of the leased asset at the end of the lease term, the depreciation is over its estimated useful life. Right-of-use assets are subject to impairment or adjusted for any remeasurement of lease liabilities.

Note 8. Other assets

	Unaudited 2024	Audited 2023
	$	$
Current assets
Prepayments - insurance	2,522	3,450
Note 9. Property, plant and equipment

	Unaudited 2024	Audited 2023
	$	$
Non-current assets
Computer equipment - at cost	288	288
Less: Accumulated depreciation	(86)	(29)
	202	259
Meteorological and environmental monitoring equipment - at cost	112,180	112,180
Less: Accumulated depreciation	(72,067)	(60,849)
	40,113	51,331
	40,315	51,590
Reconciliations
Reconciliations of the written down values at the beginning and end of the current and previous financial year are set out below:

	Meteorological Equipment	Computer equipment	Total
	$	$	$
Balance at July 1, 2022	58,551	—	58,551
Additions	3,806	288	4,094
Depreciation expense	(11,026)	(29)	(11,055)
Balance at June 30, 2023	51,331	259	51,590
Depreciation expense	(11,217)	(58)	(11,275)
Balance at June 30, 2024	40,113	202	40,315
Accounting policy for property, plant and equipment
Plant and equipment is stated at historical cost less accumulated depreciation and impairment. Historical cost includes expenditure that is directly attributable to the acquisition of the items.
Depreciation is calculated on a straight-line basis to write off the net cost of each item of property, plant and equipment (excluding land) over their expected useful lives as follows:

Computer equipment	5 years
Meteorological and environmental monitoring equipment	10 years

The residual values, useful lives and depreciation methods are reviewed, and adjusted if appropriate, at each reporting date.
An item of property, plant and equipment is derecognised upon disposal or when there is no future economic benefit to the company. Gains and losses between the carrying amount and the disposal proceeds are taken to profit or loss.
Note 10. Trade and other payables

	Unaudited 2024	Audited 2023
	$	$
Current liabilities
Trade payables	301,737	121,136
Other payables	11,325	110,000
	313,062	231,136
Refer to note 16 for further information on financial risk management.
Accounting policy for trade and other payables
These amounts represent liabilities for goods and services provided to the company prior to the end of the financial year and which are unpaid. Due to their short-term nature they are measured at amortised cost and are not discounted. The amounts are unsecured and are usually paid within 30 days of recognition.
Note 11. Borrowings

	Unaudited 2024	Audited 2023
	$	$
Non-current liabilities
Loan from 1414 Degrees Limited	761,525	360,457
Loan from Vast Renewables Limited	760,475	359,407
	1,522,000	719,684
Loan from 1414 Degrees Ltd
Reconciliation of the 1414 Degrees Ltd borrowings movement are set out below:

	Unaudited 2024	Audited 2023
	$	$
Opening balance of loan	360,457	64,075
Loan converted to share equity (note 13)	—	—
Charge for joint venture expenditure incurred by venturers	51,068	296,382
Additional funds contributed by venturers	350,000	—
Closing balance	761,525	360,457

Loan from Vast Renewables Limited
Reconciliation of the Vast Renewables Limited borrowings movement are set out below:

	Unaudited 2024	Audited 2023
	$	$
Opening balance	359,407	63,025
Charge for joint venture expenditure incurred by venturers	51,068	296,382
Additional funds contributed by venturers	350,000	—
Closing balance	760,475	359,407
Accounting policy for borrowings
Loans and borrowings consist of the Joint Venture parties contribution towards the joint venture expenditure of SiliconAurora. These amounts are recognised at cost.
The joint venture agreement between Vast Renewables Limited and 1414 Degrees Limited states that each party will contribute 50% of all development costs associated with developing the stage 1 Battery Energy Storage System (BESS).
The loans from 1414 Degrees Limited and Vast Renewables Limited are unsecured with a loan term of 36 months from the date the funds are first advanced. No interest is charged on the loan balances by the lender.
Note 12. Lease liabilities

	Unaudited 2024	Audited 2023
	$	$
Current liabilities
Lease liability - SiliconAurora Pastoral Lease	110,000	110,000
Non-current liabilities
Lease liability-SiliconAurora Pastoral Lease	2,120,095	1,999,236
	2,230,095	2,109,236
Refer to note 16 for further information on financial risk management.
Total payments made in relation to leases was $110,000 (2023: $110,000). The payments were funded by a shareholder loan from the Joint Venture parties.

	Unaudited 2024	Audited 2023
	$	$
Maturity analysis of lease liabilities payable:
Within one year	110,000	110,000
One to five years	558,319	552,750
More than five years	4,958,212	5,073,781
	5,626,531	5,736,531

Accounting policy for lease liabilities
A lease liability is recognised at the commencement date of a lease. The lease liability is initially recognised at the present value of the lease payments to be made over the term of the lease, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the company's incremental borrowing rate. Lease payments comprise of fixed payments less any lease incentives receivable, variable lease payments that depend on an index or a rate, amounts expected to be paid under residual value guarantees, exercise price of a purchase option when the exercise of the option is reasonably certain to occur, and any anticipated termination penalties. The variable lease payments that do not depend on an index or a rate are expensed in the period in which they are incurred.
Lease liabilities are measured at amortised cost using the effective interest method. The carrying amounts are remeasured if there is a change in the following: future lease payments arising from a change in an index or a rate used; residual guarantee; lease term; certainty of a purchase option and termination penalties. When a lease liability is remeasured, an adjustment is made to the corresponding right-of use asset, or to profit or loss if the carrying amount of the right-of-use asset is fully written down.
Note 13. Issued capital

	Unaudited 2024	Audited 2023	Unaudited 2024	Audited 2023
	Shares	Shares	$	$
Ordinary shares - fully paid	2,211,344	2,211,344	2,212,244	2,212,244
Ordinary shares
Ordinary shares entitle the holder to participate in dividends and the proceeds on the winding up of the company in proportion to the number of and amounts paid on the shares held. The fully paid ordinary shares have no par value and the company does not have a limited amount of authorised capital.
On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.
Capital risk management
The company's objectives when managing capital is to safeguard its ability to continue as a going concern, so that it can provide returns for shareholders and benefits for other stakeholders and to maintain an optimum capital structure to reduce the cost of capital.
Capital is regarded as total equity, as recognised in the statement of financial position, plus net debt. Net debt is calculated as total borrowings less cash and cash equivalents.
In order to maintain or adjust the capital structure, the company may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.
The company is not subject to any financing arrangements covenants. However if it was, meeting these would be given priority in all capital risk management decisions. There have been no events of default on the financing arrangements during the financial year.
Accounting policy for issued capital
Ordinary shares are classified as equity.

Note 14. Accumulated losses

	Unaudited 2024	Audited 2023
	$	$
Accumulated losses at the beginning of the financial year	(3,154,814)	(2,403,839)
Loss after income tax expense for the year	(894,312)	(750,975)
Accumulated losses at the end of the financial year	(4,049,126)	(3,154,814)
Note 15. Dividends
There were no dividends paid, recommended or declared during the current or previous financial year.
Note 16. Financial risk management
Financial risk management objectives
The company's activities expose it to a variety of financial risks: market risk (including foreign currency risk, price risk and interest rate risk), credit risk and liquidity risk. The company's overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the company. The company uses different methods to measure different types of risk to which it is exposed. These methods include sensitivity analysis in the case of interest rate, foreign exchange and other price risks, ageing analysis for credit risk and beta analysis in respect of investment portfolios to determine market risk.
Risk management is carried out by the Board of Directors ('the Board'). These policies include identification and analysis of the risk exposure of the company and appropriate procedures, controls and risk limits. Management identifies, evaluates and hedges financial risks within the company's operating units.
Market risk
Foreign currency risk
The company undertakes certain transactions denominated in foreign currency and is exposed to foreign currency risk through foreign exchange rate fluctuations.
Foreign exchange risk arises from future commercial transactions and recognised financial assets and financial liabilities denominated in a currency that is not the entity's functional currency. The risk is measured using sensitivity analysis and cash flow forecasting.
Price risk
The company is not exposed to any significant price risk.
Interest rate risk
The company is not exposed to any significant interest rate risk. The borrowings of the company are interest free loans.
Credit risk
Credit risk is the risk of financial loss to the company if a customer or counterparty to a financial instrument fails to meet its contractual obligations.
The company does not have any material credit risk exposure to any single debtor or group of debtors under financial instruments entered into by the group.

Liquidity risk
Vigilant liquidity risk management requires the company to maintain sufficient liquid assets (mainly cash and cash equivalents) and available borrowing facilities to be able to pay debts as and when they become due and payable.
The company does not currently hold any liquid assets, including cash and is dependent on its joint- controlling entities to meet its financial obligations when they fall due.
Remaining contractual maturities
The following tables detail the company's remaining contractual maturity for its financial instrument liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the financial liabilities are required to be paid. The tables include both interest and principal cash flows disclosed as remaining contractual maturities and therefore these totals may differ from their carrying amount in the statement of financial position.

	Weighted average interest rate	1 year or less	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Remaining contractual maturities
Unaudited 2024	%	$	$	$	$	$
Non-derivatives
Non-interest bearing
Trade payables	—	313,063	—	—	—	313,063
Loans from shareholders	—	—	—	1,521,999	—	1,521,999
Lease liabilities	—	110,000	110,000	448,319	4,958,212	5,626,531
Total non-derivatives		423,063	110,000	1,970,318	4,958,212	7,461,593

	Weighted average interest rate	1 year or less	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Remaining contractual maturities
Audited 2023	%	$	$	$	$	$
Non-derivatives
Non-interest bearing
Trade payables	—	231,136	—	—	—	231,136
Loans from shareholders	—	—	—	719,864	—	719,864
Lease liabilities	—	110,000	110,000	442,750	5,073,781	5,736,531
Total non-derivatives		341,136	110,000	1,162,614	5,073,781	6,687,531
The cash flows in the maturity analysis above are not expected to occur significantly earlier than contractually disclosed above.
Note 17. Contingent liabilities
At June 30, 2024 those charged with governance of the company note that there are no known contingent liabilities.
Note 18. Commitments
At June 30, 2024 those charged with governance of the company note that there are no known commitments.

Note 19. Related party transactions
Parent entity
Previously the immediate and ultimate parent entity was 1414 Degrees Limited, as of June 16, 2022 there is now joint control between 1414 Degrees Limited and Vast Renewables Limited as a result of the Share Sale Agreement and Shareholders Agreement entered into on June 15, 2022.
Transactions with related parties
The following transactions occurred with related parties:

	Unaudited 2024	Audited 2023	Audited 2022
	$	$	$
Other transactions:
Expenses paid on behalf of the company by 1414 Degrees Limited as parent entity	—	—	624,621
Lease payments made on behalf of the company by 1414 Degrees Limited as parent entity	—	—	110,000
Expenses paid on behalf of the company by 1414 Degrees Limited as controlling entity	51,068	296,382	64,075
Expenses paid on behalf of the company by Vast Renewables Limited as controlling entity	51,068	296,382	63,025
Additional funds contributed to the company by 1414 Degrees Limited as controlling entity	350,000	—	—
Additional funds contributed to the company by Vast Renewables Limited as controlling entity	350,000	—	—
The joint venture agreement between Vast Renewables Limited and 1414 Degrees Limited states that each party will contribute 50% of the expenses incurred as per their Shareholders agreement.
Receivable from and payable to related parties
There were no trade receivables from or trade payables to related parties at the current and previous reporting date.
Loans to/from related parties
The following balances are outstanding at the reporting date in relation to loans with related parties:

	Unaudited 2024	Audited 2023
	$	$
Non-current borrowings:
Loan from controlling entity - 1414 Degrees Limited	761,525	360,457
Loan from controlling entity - Vast Renewables Limited	760,475	359,407
Terms and conditions
Transactions between related parties were not made on normal commercial terms. Refer to note 11 for the terms and conditions of the loan agreement.

Note 20. Events after the reporting period
After June 30, 2024 a further $380,000 was contributed to the joint venture by both 1414 Degrees Limited and Vast Renewables Limited. The closing balances of the loans from controlling entities at time of signing this report is $1,041,525 from 1414 Degrees Limited and $1,040,475 from Vast Renewables Limited.
No other matter or circumstance has arisen since June 30, 2024 that has significantly affected, or may significantly affect the company's operations, the results of those operations, or the company's state of affairs in future financial years.
Note 21. Non-cash operating, investing and financing activities

	Unaudited 2024	Audited 2023	Audited 2022
	$	$	$
Lease payments, including interest made by related parties (note 12)	110,000	110,000	110,000
Shares issued on conversion of loan (note 13)	—	—	2,211,344
Payments of operating expenses made by related parties (note 19)	—	592,764	751,722
Lease modification	—	—	1,071,737

Report of Independent Auditors
To the Board of Directors of SiliconAurora Pty Ltd
Opinion
We have audited the accompanying financial statements of SiliconAurora Pty Ltd (the “Company”), which comprise the statement of financial position as of June 30, 2023, and the related statements of profit or loss and other comprehensive income, of changes in equity and of cash flows for each of the two years in the period ended June 30,2023, including the related notes (collectively referred to as the “financial statements”).
In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2023, and the results of its operations and its cash flows for each of the two years in the period ended June 30,2023 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
We conducted our audit in accordance with auditing standards generally accepted in the United States of America (US GAAS). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Material Uncertainty Related to Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements appearing in Vast Renewables Limited’s Post-effective Amendment No. 1 to Form F-1 dated April 25, 2024 (not presented herein), the Company has incurred recurring losses from operations, has a net liability position and has no cash and cash equivalents as of June 30, 2023, and is dependent on its shareholders continuing to fund its operations and development expenditure and to meet the interest and principal payments on its outstanding debt obligations, and has stated that these events or conditions indicate that a material uncertainty exists that may cast significant doubt on the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2 appearing in Vast Renewables Limited’s Post-effective Amendment No. 1 to Form F-1 dated April 25, 2024 (not presented herein). The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.
Other Matter
The accompanying statement of financial position of SiliconAurora Pty Ltd as of June 30, 2024, and the related statements of profit or loss and other comprehensive income, changes in equity and cash flows for the year then ended are presented for purposes of complying with Rule 3-09 of SEC Regulation S-X; however, Rule 3-09 does not require the 2024 financial statements to be audited and they are therefore not covered by this report.
Responsibilities of Management for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern for at least, but not limited to, twelve months from the end of the reporting period, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.
Auditors’ Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with US GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.
In performing an audit in accordance with US GAAS, we:
•Exercise professional judgment and maintain professional skepticism throughout the audit.
•Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
•Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
•Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
•Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.
We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.
/s/ PricewaterhouseCoopers
Sydney, Australia
September 29, 2023

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

2.5	Specimen Private Warrant Certificate (incorporated by reference to Exhibit 4.5 to Nabors Energy Transition Corp.’s Registration Statement on Form S-1 (File No. 333-256876), filed June 8, 2021).
2.6	Specimen Public Warrant Certificate (incorporated by reference to Exhibit 4.3 to Nabors Energy Transition Corp.’s Registration Statement on Form S-1 (File No. 333-256876), filed June 8, 2021).
2.7***	Description of Registrant's Securities.
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

8.1	List of Subsidiaries of Vast (incorporated by reference to Exhibit 21.1 to the Registration Statement on Form F-1 (File No. 333-277574), filed with the SEC on February 29, 2024).
11.1	Code of Conduct and Ethics (incorporated by reference to Exhibit 11.1 to Shell Company Report on Form 20-F (File No. 001-41891), filed with the SEC on December 22, 2023).
11.2***	Insider Trading Compliance Policy.
12.1*	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1**	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2**	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1***	Policy for the Recovery of Erroneously Awarded Compensation.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)
_____________________________________________
*    Filed herewith.
**    Furnished herewith.
*** Previously filed.
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

Vast Renewables Limited

Date: November 6, 2024	By:	/s/ Marshall D. Smith
Name: Marshall D. Smith Title: Chief Financial Officer